           As filed with the Securities and Exchange Commission on April 4, 2007
                                                             File No. 333-______
                                                                       811 -2188

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 15

                   LINCOLN LIFE VARIABLE ANNUITY ACCOUNT JL-A
                  (Formerly Jefferson-Pilot Separate Account A)
                           (Exact Name of Registrant)

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                               (Name of Depositor)

                            1200 South Clinton Street
                            Fort Wayne, Indiana 46802
                    (Address of Principal Executive Offices)

        Registrant's Telephone Number, including Area Code (260) 455-2000

       Dennis L. Schoff, Esquire                             Copy to:
       The Lincoln National Life                  Frederick C. Tedeschi, Esquire
           Insurance Company                         The Lincoln National Life
 1300 South Clinton Street, PO Box 1110                  Insurance Company
       Fort Wayne, Indiana 46802                         One Granite Place
(Name and Address of Agent for Service)                  Concord, NH 03301

Approximate Date of Proposed Public Offering: April 2, 2007

     As soon as practicable after effectiveness of the Registration Statement.

Title of Securities Being Registered: Variable Portion of Units of Interest in the Separate Account under Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

   Jefferson-Pilot Separate Account A of Jefferson-Pilot Life Insurance Company

                         Supplement to Prospectus
                               April 2, 2007

Merger
On April 2, 2007,Jefferson-Pilot Life Insurance Company was merged with The Lincoln National Life Insurance Company ("Lincoln Life"), an Indiana domiciled insurance company (the "Merger"). Both companies are indirect subsidiaries of Lincoln National Corporation ("LNC"). LNC is a publicly held insurance and financial services holding company incorporated in Indiana.

Transfer of Jefferson-Pilot Separate Account A
As a part of the merger of the two insurance companies, Jefferson-Pilot Separate Account A was transferred intact from the Jefferson-Pilot Life Insurance Company to Lincoln Life (the "Transfer") and was renamed Lincoln
Life Variable Annuity Account JL-A.   The assets and liabilities of the
Separate Account immediately prior to the Merger remain intact and legally separate from any other business of Lincoln Life. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the separate account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer.

As a result of the Merger and the Transfer, your prospectus is amended as follows:

1. All references to Jefferson-Pilot Life Insurance Company (JP Life, the Company, we, us, and our) refer to Lincoln Life unless Jefferson-Pilot Life Insurance Company is specifically referenced. All references to Jefferson-Pilot Separate Account A or to the Separate Account refer to Lincoln Life Variable Annuity Account JL-A unless Jefferson-Pilot Separate Account A is specifically referenced.

2. The section entitled Financial Statements is replaced in its entirety with the following:

The financial statements of the Separate Account, Jefferson-Pilot Life Insurance Company and The Lincoln National Life Insurance Company, as well as supplemental financial statements for Lincoln Life reflecting the merger of the two insurance companies, are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of the prospectus to the address shown there, or call 1-800-258-3648.

           Please retain this supplement for future reference.

                         SUPPLEMENT DATED APRIL 30, 2004
                         TO PROSPECTUS DATED MAY 1, 1999
                                       FOR
             ALPHA VARIABLE ANNUITY AND ALPHA FLEX VARIABLE ANNUITY
                  ISSUED BY: JEFFERSON-PILOT SEPARATE ACCOUNT A
                    OF JEFFERSON-PILOT LIFE INSURANCE COMPANY

This supplement updates certain information contained in the prospectuses and, to the extent inconsistent, it supersedes it. Retain it with your Alpha or Alpha Flex prospectus for future reference. You may obtain additional copies of the prospectus free of charge, by writing or calling Jefferson-Pilot Life Insurance Company at the address or telephone number set forth below.

Effective May 1, 2004, only those policy owners who have policy cash values allocated on that date, and continuously thereafter, to the investment division which purchases shares of the Research Series of the MFS Variable Insurance Trust will be permitted to allocate premium payments or cash values to that investment division.

Finally, the following changes became effective with respect to Jefferson Pilot Variable Fund, Inc.:

     Effective December 12, 2003, Mellon Capital Management Corporation replaced Barclays Global Fund Advisers as sub-adviser to the S&P 500 Index Portfolio of Jefferson Pilot Variable Fund, Inc.

     Effective May 1, 2004, Wellington Management Company, LLP replaced Janus Capital Management LLC as sub-adviser to Capital Growth Portfolio of Jefferson Pilot Variable Fund, Inc.

                     JEFFERSON-PILOT LIFE INSURANCE COMPANY
                                ONE GRANITE PLACE
                          CONCORD, NEW HAMPSHIRE 03301
                                 (800) 453-8588

                          Supplement Dated May 1, 2003

                                       To

                         Prospectuses Dated May 1, 1999

                                       For

             ALPHA VARIABLE ANNUITY AND ALPHA FLEX VARIABLE ANNUITY

                                   Issued by:

                       JEFFERSON-PILOT SEPARATE ACCOUNT A

                                       Of

                     JEFFERSON-PILOT LIFE INSURANCE COMPANY

This Supplement updates certain information contained in your Prospectus. Please read it and keep it with your Prospectus for future reference.

Effective May 1, 2003, The Strategic Growth Portfolio of Jefferson Pilot Variable Fund, Inc. has been renamed the Strategic Growth Portfolio. The sub-investment manager has been replaced by T. Rowe Price Associates, Inc.

                     JEFFERSON PILOT LIFE INSURANCE COMPANY
                                ONE GRANITE PLACE
                          CONCORD, NEW HAMPSHIRE 03301
                            (800) 258-3648, EXT. 7719

                       Supplement dated December 15, 1999
                         to Prospectus dated May 1, 1999

                                       for
              ALPHA VARIABLE ANNUITY AND ALPHAFLEX VARIABLE ANNUITY
                                    Issued by
                       JEFFERSON-PILOT SEPARATE ACCOUNT A
                                       of
                     JEFFERSON-PILOT LIFE INSURANCE COMPANY

This supplement updates certain information contained in the prospectus and, to the extent inconsistent, it supersedes it. Retain it with the prospectus for future reference. You may obtain an additional copy of the prospectus, free of charge, by writing or calling Jefferson- Pilot Life Insurance Company ("JP Life") at the address or telephone number set forth below.

The purpose of this supplement is to notify you of a proposal to substitute shares of the S&P 500 Index Portfolio of Jefferson Pilot Variable Fund, Inc. ("JPVF") for shares of the Fidelity Variable Insurance Products Fund II ("Fidelity VIP II") Index 500 Portfolio (the "Substitution"). On December 15, 1999, JP Life filed an application with the Securities and Exchange Commission (the "Commission") requesting an order approving the Substitution. Upon obtaining the order from the Commission approving the Substitution, and subject to any prior approval by applicable insurance authorities, JP Life and Jefferson-Pilot Separate Account A propose to effect the Substitution as soon as is practicable.

JP Life has proposed the substitution of the JPVF S&P 500 Index Portfolio for the Fidelity VIP II Index 500 Portfolio to allow JP Life to maintain a greater proprietary identity between its variable products and the Index 500 investment option, to give JP Life greater control with respect to administrative and compliance issues and to afford JPVF's investment advisor, Jefferson Pilot Investment Advisory Corporation, the ability to make sub-adviser changes when necessary or appropriate.

Contract owners will receive a notice within five days after the substitution that the substitution has taken place. For a thirty-one day period following the mailing of the notice, contract owners may transfer all assets, as substituted, to any other available Division of Jefferson-Pilot Separate Account A without limitation or charge and without any such transfer counting as one of the limited number of transfers permitted in a contract year free of charge. After such thirty-one day period, any transfers will be subject to the restrictions described in the prospectus.

                     Jefferson-Pilot Life Insurance Company
                                 Service Center
                                One Granite Place
                          Concord, New Hampshire 03301

                              (800) 258-3648 x7719

PROSPECTUS                                                           MAY 1, 1998

                       JEFFERSON-PILOT SEPARATE ACCOUNT A

                      INDIVIDUAL VARIABLE ANNUITY CONTRACTS

                                     SOLD BY
                     JEFFERSON-PILOT LIFE INSURANCE COMPANY
                                 P.O. BOX 22086
                        GREENSBORO, NORTH CAROLINA 27420
                            TELEPHONE (910) 691-3448

     This Prospectus offers two forms of individual variable annuity contracts, Alpha and Alphaflex, that are designed (i) to fund benefits under annuity purchase, pension or profit-sharing plans qualified for special tax treatment under the Internal Revenue Code and (ii) for sale to individuals for retirement planning where no special tax treatment is available (the "Contract(s)"). The Contracts are offered on a flexible payment basis.

     Under the Contracts, annuity payments may commence on a preselected future date (presumably at retirement) under one of the annuity options provided in the Contracts. Prior to the time annuity payments begin, the Contracts are partially or totally redeemable based on their current value and subject to applicable contingent deferred sales charges.

     Jefferson-Pilot Life Insurance Company ("Company") provides for variable accumulations and variable benefits under the Contracts by crediting net purchase payments to one or more Sub-Accounts ("Sub-Accounts") within Jefferson-Pilot Separate Account A ("Separate Account") as directed by the owner of the Contract ("Owner"). Net purchase payments to Contracts may be invested in any combination of the sixteen available Sub-Accounts or in the Fixed Account. The Sub-Accounts invest in corresponding investment portfolios of six separate mutual funds ("Funds"). The Funds are currently Oppenheimer Variable Account Funds, which are managed by OppenheimerFunds, Inc.; the Variable Insurance Products Fund and the Variable Insurance Products Fund II, which are managed by Fidelity Management & Research Company of Boston, Massachusetts; The Alger American Fund, which is managed by Fred Alger Management, Inc. of New York, New York; the MFS Variable Insurance Trust, managed by Massachusetts Financial Services Company of Boston, Massachusetts; and the Jefferson Pilot Variable Fund, Inc., managed by Jefferson Pilot Investment Advisory Corporation, a wholly-owned subsidiary of Jefferson-Pilot Corporation.

     Generally, within ten days after the Contract is received, an Owner may cancel it by returning it to the Home Office or the representative that sold it. Free look provisions may vary based on the state of issue. The state of issue is based on the address of the Payor.

     A prospectus for each of the Funds accompanies this Prospectus. An investor should read those prospectuses carefully before buying a Contract described in this Prospectus or investing in any Sub-Account.

     This Prospectus sets forth concisely the information about the Contracts and the Separate Account that a prospective investor should know before investing and should be retained for future reference. Additional information about the Contracts and the Separate Account is contained in a Statement of Additional Information dated May 1, 1998 which is incorporated herein by reference. The Statement of Additional Information is available upon written or oral request and without charge from the Variable Annuity Service Center, P.O. Box 515, Concord, New Hampshire 03302-0515, Telephone Number 1-800-289-1776. The table of contents for the Statement of Additional Information is shown on page 35 of this Prospectus.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS OF EACH OF THE FOLLOWING MUTUAL FUNDS: OPPENHEIMER VARIABLE ACCOUNT FUNDS; VARIABLE INSURANCE PRODUCTS FUND; VARIABLE INSURANCE PRODUCTS FUND II, ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO; ALGER AMERICAN MIDCAP GROWTH PORTFOLIO; ALGER AMERICAN MIDCAP GROWTH PORTFOLIO; MFS RESEARCH SERIES; MFS UTILITIES SERIES; AND JEFFERSON PILOT VARIABLE FUND, INC.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
DEFINITIONS                                                                    2
SUMMARY OF CONTRACT EXPENSES                                                   5
CONDENSED FINANCIAL INFORMATION                                               10
SUMMARY                                                                       12
THE INSURANCE COMPANY                                                         13
   Year 2000 Matter                                                           13
JEFFERSON-PILOT SEPARATE ACCOUNT A                                            13
SUB-ACCOUNTS OF THE SEPARATE ACCOUNT AND AVAILABLE FUNDS                      14
INVESTMENT OBJECTIVES OF THE FUNDS                                            15
   Substitution of Other Securities or Funds                                  16
DEDUCTIONS UNDER THE CONTRACTS                                                16
   Contingent Deferred Sales Charge                                           16
   Waiver of Surrender Charge Rider                                           17
   Premium Tax                                                                17
   Contract Administration Charges                                            17
   Annual Contract Fee                                                        17
   Administrative Expense Fee                                                 17
   Deduction for Assuming Mortality and Expense Risks                         17
   Expenses of the Funds                                                      18
TRANSFERS BETWEEN SUB-ACCOUNTS                                                18
REDEMPTIONS                                                                   18
   Reinvestment Privilege                                                     19
OTHER SERVICES                                                                19
   Dollar Cost Averaging                                                      19
   Systematic Withdrawal Plan                                                 20
   Reports to the Owner                                                       20
FIXED ACCOUNT                                                                 20
   General Description                                                        20
   Fixed Account Accumulation Value                                           21
   Fixed Account Transfers, Total, and Partial Surrenders                     21
CONTRACT BENEFITS                                                             21
CERTAIN MINIMUM AMOUNTS                                                       22
THE ACCUMULATION PERIOD                                                       22
   The Accumulation Value and Accumulation Units                              22
   Accumulation Unit Values                                                   23
   Valuation Date and Valuation Period                                        23
   Net Investment Factor                                                      23
   Example of Calculation of Accumulation Unit Value                          23
THE ANNUITY PERIOD                                                            23
   Payment Provisions                                                         23
SETTLEMENT OPTIONS                                                            24
   Annuity Purchase Rates                                                     25
   Annuity Unit Values                                                        26
   Number of Annuity Units                                                    26
   Time of Payment                                                            26
   Amount of Payment                                                          26
PAYMENT ON OR AFTER DEATH OF ANNUITANT                                        26
THE DISTRIBUTION OF THE CONTRACTS                                             27
VOTING RIGHTS                                                                 27

                                                                            PAGE
                                                                            ----
CERTAIN FEDERAL INCOME TAX CONSEQUENCES                                       28
   Taxation of Annuities                                                      28
      In General                                                              28
      Possible Changes in Taxation                                            29
      Full and Partial Redemptions From Qualified Contracts                   29
      Full and Partial Redemptions From Non-Qualified Contracts               29
      Annuity Payments                                                        29
      Penalty Tax                                                             29
      Death Benefit Proceeds                                                  30
      Gifts, Transfers, Assignments or Exchanges of the Contract              30
      Generation-Skipping Transfers                                           30
      Multiple Contracts                                                      30
      Withholding                                                             30
      Other Tax Consequences                                                  30
   Qualified Plans                                                            31
      Qualified Pension and Profit Sharing Plans                              31
      Individual Retirement Annuities and Individual Retirement Accounts      31
      Tax-Sheltered Annuities                                                 31
      Section 457 Deferred Compensation ("Section 457") Plans                 32
LEGAL PROCEEDINGS                                                             32
SPECIAL CONSIDERATIONS                                                        32
   Restrictions Upon Transfer of Ownership and Assignment                     32
AVAILABLE INFORMATION                                                         32
TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION                        33

                                   DEFINITIONS

Some of the technical expressions and names frequently used in this Prospectus are defined below for ready reference:

     1. ACCUMULATION UNIT--the unit of measure of each Sub-Account of the Separate Account used in determining the value of the respective Sub-Accounts, and of the Contract, prior to the Annuity Date.

     2. ACCUMULATION VALUE--the value in the Sub-Accounts and the Fixed Account (Fixed Account Accumulation Value) on any valuation date during the accumulation period.

     3. ALGER AMERICAN FUNDS--the portfolios of The Alger American Fund which are available under the Contracts--Alger American Small Capitalization Portfolio and Alger American MidCap Growth Portfolio.

     4. ALPHA--the Contract offered on a flexible premium basis with a minimum initial purchase payment of $5,000 and a minimum additional payment of $1,000.

     5. ALPHAFLEX--the Contract offered on a flexible premium basis with minimum initial purchase payment of $2,000 for a Qualified Contract and $5,000 for a Non-Qualified Contract and a minimum additional payment of $100.

     6. ANNUITANT--the natural person upon whose life annuity payments depend or will depend.

     7. ANNUITY DATE--the date on which the first variable annuity payment is payable.

     8. ANNUITY UNIT--the unit of measure of each Sub-Account of the Separate Account used in determining the amount of each variable annuity payment.

     9. BENEFICIARY (OR BENEFICIARIES)--the person (or persons) designated to receive the death benefit in the case of the death of the Annuitant.

     10. CODE--the Internal Revenue Code of 1986, as amended.

     11. COMMUTED VALUE--the value, in a single sum, of a series of payments discounted from their respective due dates to the date of determination, such value being determined using the Company's current commute rate, which rate may be different from the assumed rate of interest used in calculating the payments.

     12. COMPANY--the Jefferson-Pilot Life Insurance Company.

     13. CONTRACT VALUE--the Accumulation Value in the Sub-Accounts and the Fixed Account less any contingent deferred sales charge, annual contract fee, and premium tax deducted at the time of surrender or annuitization.

     14. FIXED ANNUITY--an annuity with payments which do not vary in accordance with the net investment results of the Separate Account.

     15. FIXED ACCOUNT--Contract Values allocated to the Company's General Account under the Contract.

     16. FUNDS--the Oppenheimer Funds, VIP Portfolios, Jefferson Pilot Funds, Alger American Funds, and MFS Funds available under the Contract.

     17. FUND SHARE--a share of beneficial interest in any of the VIP Portfolios, Jefferson Pilot Funds, Alger American Funds, and MFS Funds.

     18. GENERAL ACCOUNT--the General Account of the Company in which are held all the assets other than those held in the Separate Account or in any other separate account established or maintained by the Company.

     19. HOME OFFICE--the principal office of the Company at Greensboro, North Carolina.

     20. JEFFERSON PILOT VARIABLE FUND, INC. ("JPVF")--an open-end diversified management investment company registered under the 1940 Act. JPVF was previously known as Chubb America Fund, Inc. and changed its name as part of the acquisition of Chubb Life and its affiliates by Jefferson-Pilot Corporation.

     21. JEFFERSON PILOT FUNDS--the portfolios of the Jefferson Pilot Variable Fund, Inc. which are available under the Contracts - Emerging Growth Portfolio and Capital Growth Portfolio.

     22. MFS FUNDS--mutual fund series of the MFS Variable Insurance Trust which are available under the Contracts--MFS Research Series and MFS Utilities Series.

     23. MFS VARIABLE INSURANCE TRUST--an open-end management investment company registered under the 1940 Act.

     24. NET INVESTMENT FACTOR--a factor which reflects the net investment experience of each Sub-Account less the charges for the mortality and expense risk and administrative expenses during a valuation period.

     25. NON-QUALIFIED CONTRACT--a Contract issued in connection with a retirement plan which does not receive favorable tax treatment under Section 401, 403, 408, 408A, or 457 of the Code.

     26. OPPENHEIMER FUNDS--mutual fund series of the Oppenheimer Variable Account Funds which are available under the Contracts--Oppenheimer Bond Fund and Oppenheimer Growth Fund.

     27. OPPENHEIMER VARIABLE ACCOUNT FUNDS--a diversified open-end investment company registered under the 1940 Act.

     28. OWNER--The person(s) (or entity) that, while living, controls all rights and benefits under the Contract.

     29. PAYOR--The person(s) (or entity) that makes the initial purchase payment and any subsequent payments.

     30. QUALIFIED CONTRACT--an annuity contract that has been issued to fund benefits:

          (i) under a pension or profit sharing plan qualifying, or designed to qualify, for tax deferment under Code Section 401, including a plan covering self-employed individuals (HR-10 plans);

          (ii) under an annuity purchase plan qualifying, or intended to qualify, for tax deferment under Code Section 403(b), including plans adopted by public school systems and certain tax-exempt organizations specified in Code Section 501(c)(3);

          (iii) under an Individual Retirement Account or Annuity qualifying, or intended to qualify, for tax deferment under Code Section 408 or Code
     Section 408A; or

          (iv) to a government unit under an employee benefit plan which does in fact result in tax deferment under Code Section 457.

     31. SEPARATE ACCOUNT--the separate account designated as Jefferson-Pilot Separate Account A.

     32. SUB-ACCOUNT(S)--a sub-account of the Separate Account investing in shares of one of the Funds.

     33. THE ALGER AMERICAN FUND--a diversified, open-end management investment company registered under the 1940 Act.

     34. VALUATION DATE--any date on which the assets of the Separate Account are valued. Each day on which the New York Stock Exchange is open for trading is a valuation date, as is any other day (other than a day on which no purchase payments are made and no redemptions effected) on which there is a sufficient degree of trading in the portfolio securities of any of the Funds that the value of an Accumulation Unit or Annuity Unit might be materially affected. Valuation Date shall not include the following local or regional business holidays: Good Friday, the Friday following Thansgiving, and the day before or following Christmas Day.

     35. VALUATION PERIOD--the period from the time the accumulation unit value and the annuity unit value are determined as of one valuation date to the time such values are determined as of the next valuation date.

     36. VARIABLE ANNUITY--an annuity with payments varying in accordance with the net investment results of the Separate Account.

     37. VARIABLE ANNUITY SERVICE CENTER--P.O. Box 515, Concord, NH 03302-0515.

     38. VIP FUNDS--the Variable Insurance Products Fund ("VIPF") and the Variable Insurance Products Fund II ("VIPF-II"), which are open-end diversified management investment companies registered under the 1940 Act.

     39. VIP PORTFOLIOS--the portfolios of the VIP Funds which are available under the Contracts--VIP Money Market Portfolio, VIP High Income Portfolio, VIP Equity-Income Portfolio, VIP Growth Portfolio, VIP Overseas Portfolio, VIP II Asset Manager Portfolio, VIP II Index 500 Portfolio and VIP II Contrafund Portfolio.

     40. 1940 ACT--the Investment Company Act of 1940, as amended.

                          SUMMARY OF CONTRACT EXPENSES

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchases                                          None
Deferred Sales Charge for the Alpha*                                       6.00%
   (as a percentage of the amount withdrawn at the time
   of surrender or partial surrender)
Deferred Sales Charge for the Alphaflex**                                  8.00%
   (as a percentage of the amount withdrawn at the time
   of surrender or partial surrender)
Surrender Fees                                                             None
Exchange Fee                                                               None

* The Deferred Sales Charge declines over time and is 0% beginning in the seventh policy year. For more information on the contingent Deferred Sales Charge, see "Contingent Deferred Sales Charge."

** The Deferred Sales Charge declines over time and is to 0% beginning in the ninth policy year. For more information on the Deferred Sales Charge, see "Contingent Deferred Sales Charge."

ANNUAL CONTRACT FEE                                                       $  35*
*$30 in the State of Washington

SEPARATE ACCOUNT ANNUAL EXPENSES
   (as a percentage of average account value)

Mortality and Expense Risk Charge                                          1.25%
Administrative Expense Fee                                                 0.15%
Account Fees and Expenses                                                  None
   Total Separate Account Annual Expenses                                  1.40%

ANNUAL PORTFOLIO COMPANY EXPENSES
(as a percentage of portfolio company average net assets)

                                                               TOTAL PORTFOLIO
                                 MANAGEMENT                     COMPANY ANNUAL
                                    FEES      OTHER EXPENSES       EXPENSES
                                 ----------   --------------   ---------------
Oppenheimer Growth Fund             0.73%          0.02%           0.75%
Oppenheimer Bond Fund               0.73%          0.05%           0.78%
VIP Money Market Portfolio          0.21%          0.10%           0.31%
VIP High Income Portfolio           0.59%          0.12%           0.71%
VIP Equity-Income Portfolio         0.51%          0.07%           0.58%(1)
VIP Growth Portfolio                0.60%          0.09%           0.69%(1)
VIP Overseas Portfolio              0.75%          0.17%           0.92%(1)
VIP II Asset Manager Portfolio      0.55%          0.10%           0.65%(1)
VIP II Index 500 Portfolio          0.24%          0.04%           0.28%(2)
VIP II Contrafund Portfolio         0.60%          0.11%           0.71%(1)
JPVF Capital Growth Portfolio       1.00%          0.09%           1.09%
JPVF Emerging Growth Portfolio      0.80%          0.20%           1.00%

MFS Research Series                 0.75%          0.13%           0.88%(3)
MFS Utilities Series                0.75%          0.25%           1.00%(3)
Alger American Small
   Capitalization Portfolio         0.85%          0.04%           0.89%
Alger American MidCap
   Growth Portfolio                 0.80%          0.04%           0.84%

(1) A portion of the brokerage commissions that certain funds pay was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total operating expenses presented in the table would have been .57% for VIP Equity-Income Portfolio, .67% for VIP Growth Portfolio, .90% for VIP Overseas Portfolio, .64% for VIP II Asset Manager Portfolio, and .68% for VIP II Contrafund Portfolio.

(2) The manager of the VIP II Index 500 Portfolio agreed to reimburse a portion of the VIP II Index 500 Portfolio's expenses during the period. Without this reimbursement, the fund's management fee, other expenses and total expenses would have been .27%, .13%, and .40%, respectively.

(3) The Series has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into such other arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses." The Adviser has agreed to bear expenses for the Series, subject to reimbursement by the Series, such that the Series' "Other Expenses" shall not exceed 0.25% of the average daily net assets of the Series during the current fiscal year. Otherwise, "Other Expenses" for the Utilities Series would be 0.45%, and "Total Operating Expenses" would be 1.20%.

EXAMPLE 1

     If you surrender the Alpha, you would pay the following expenses on a $1,000 investment assuming a 5% annual return on assets:

                                   1      3       5       10
FUND                             YEAR   YEARS   YEARS   YEARS
----                             ----   -----   -----   -----
Oppenheimer Growth Fund           $84    $128    $178    $320
Oppenheimer Bond Fund             $85    $129    $179    $324
VIP Money Market Portfolio        $80    $114    $154    $263
VIP High Income Portfolio         $84    $126    $176    $315
VIP Equity-Income Portfolio       $83    $123    $169    $298
VIP Growth Portfolio              $84    $126    $175    $312
VIP Overseas Portfolio            $86    $133    $187    $341
VIP II Asset Manager Portfolio    $83    $125    $173    $307
VIP II Index 500 Portfolio        $80    $113    $153    $259
VIP II Contrafund Portfolio       $84    $126    $176    $315
JPVF Capital Growth Portfolio     $88    $138    $196    $362
JPVF Emerging Growth Portfolio    $87    $135    $191    $351

MFS Research Series               $86    $132    $185    $336
MFS Utilities Series              $87    $135    $191    $351
Alger American Small
   Capitalization Portfolio       $86    $132    $185    $338
Alger American MidCap
   Growth Portfolio               $85    $130    $183    $331

EXAMPLE 2

     If you surrender the Alphaflex, you would pay the following expenses on a $1,000 investment assuming a 5% annual return on assets:

                                   1      3       5       10
FUND                             YEAR   YEARS   YEARS   YEARS
----                             ----   -----   -----   -----
Oppenheimer Growth Fund          $107    $146    $191    $350
Oppenheimer Bond Fund            $107    $147    $192    $354
VIP Money Market Portfolio       $103    $133    $167    $294
VIP High Income Portfolio        $107    $144    $189    $345
VIP Equity-Income Portfolio      $106    $141    $182    $329
VIP Growth Portfolio             $107    $144    $187    $343
VIP Overseas Portfolio           $109    $151    $200    $371
VIP II Asset Manager Portfolio   $106    $143    $185    $338
VIP II Index 500 Portfolio       $103    $132    $166    $290
VIP II Contrafund Portfolio      $107    $144    $189    $345
JPVF Capital Growth Portfolio    $110    $156    $208    $392
JPVF Emerging Growth Portfolio   $109    $153    $204    $381
MFS Research Series              $108    $149    $198    $366
MES Utilities Series             $109    $153    $204    $381
Alger American Small
   Capitalization Portfolio      $108    $150    $198    $367
Alger American MidCap
   Growth Portfolio              $108    $148    $195    $361

EXAMPLE 3

     If you annuitize or do not surrender the Alpha, you would pay the following expenses on a $1,000 investment assuming a 5% annual return on assets:

                                   1      3       5       10
FUND                             YEAR   YEARS   YEARS   YEARS
----                             ----   -----   -----   -----
Oppenheimer Growth Fund           $23    $73     $132    $320
Oppenheimer Bond Fund             $23    $74     $134    $324
VIP Money Market Portfolio        $18    $59     $107    $263
VIP High Income Portfolio         $22    $72     $130    $315
VIP Equity-Income Portfolio       $21    $68     $123    $298
VIP Growth Portfolio              $22    $72     $129    $312
VIP Overseas Portfolio            $24    $79     $142    $341
VIP II Asset Manager Portfolio    $22    $70     $127    $307
VIP II Index 500 Portfolio        $18    $59     $106    $259
VIP II Contrafund Portfolio       $22    $72     $130    $315
JPVF Capital Growth Portfolio     $26    $84     $151    $362
JPVF Emerging Growth Portfolio    $25    $81     $146    $351
MFS Research Series               $24    $78     $139    $336
MFS Utilities Series              $25    $81     $146    $351
Alger American Small
   Capitalization Portfolio       $24    $78     $140    $338
Alger American MidCap
   Growth Portfolio               $24    $76     $137    $331

EXAMPLE 4

     If you annuitize or do not surrender the Alphaflex, you would pay the following expenses on a $1,000 investment assuming a 5% annual return on assets:

                                   1      3       5       10
FUND                             YEAR   YEARS   YEARS   YEARS
----                             ----   -----   -----   -----
Oppenheimer Growth Fund           $25    $81     $145    $350
Oppenheimer Bond Fund             $25    $82     $147    $354
VIP Money Market Portfolio        $21    $67     $120    $294
VIP High Income Portfolio         $25    $80     $143    $345
VIP Equity-Income Portfolio       $23    $76     $136    $329
VIP Growth Portfolio              $25    $79     $142    $343
VIP Overseas Portfolio            $27    $86     $155    $371
VIP II Asset Manager Portfolio    $24    $78     $145    $338
VIP II Index 500 Portfolio        $20    $66     $119    $290
VIP II Contrafund Portfolio       $25    $80     $145    $345
JPVF Capital Growth Portfolio     $28    $92     $159    $392
JPVF Emerging Growth Portfolio    $28    $89     $162    $381
MFS Research Series               $26    $85     $159    $366
MFS Utilities Series              $28    $89     $159    $381
Alger American Small
   Capitalization Portfolio       $26    $85     $153    $367
Alger American MidCap
   Growth Portfolio               $26    $84     $150    $361

     The purpose of the preceding examples is to assist an Owner or prospective Owner in understanding the various costs and expenses an Owner will bear directly or indirectly. The above examples reflect expenses of the Separate Account as well as the Funds. The above examples reflect the $35 Annual Contract Fee as an annual charge of (i) with respect to the Alpha, 0.117% of assets based on an average expected Contract Value of $30,000, and (ii) with respect to the Alphaflex 0.35% of assets based on an average expected Contract Value of $10,000.

     THE EXAMPLES SET FORTH ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

     The deferred sales charge shown in the examples is the maximum sales load: see "Contingent Deferred Sales Charge" which describes the range of contingent deferred sales loads over time and limits on the contingent deferred sales charge as a percentage of total account value. The examples do not reflect premium taxes which are levied by some states. (See "Premium Tax.") All premium taxes are the responsibility of the Owner of the policy and are charged to the policy whenever the state requires that the Company pay such tax.

     The examples reflect Owner transaction expenses, administrative fees, and other Separate Account charges during the accumulation period (which is described elsewhere in this Prospectus). The annual contract fee is not applicable during the annuity period; all other charges and expenses, including those of the Funds, do apply during the annuity period. See the prospectuses of the Funds for a fuller description of their expenses.

     The Examples assume that purchase payments are allocated to each Fund which may have different expenses.

                         CONDENSED FINANCIAL INFORMATION

     The following condensed financial information is derived from the financial statements of the Separate Account. The data should be read in conjunction with the financial statements, related notes, and other financial information included in the Statement of Additional Information.

     The table below contains certain information regarding the Sub-Accounts for a Contract for the period from commencement of business operations on December 1,1994 through December 31, 1997, except for these sub-accounts with inception dates of May 1, 1996: Alger American Small Capitalization, Alger American MidCap Growth, VIP-II Contrafund, VIP-II Index 500, JPVF Emerging Growth, MFS Research Series, MFS Utilities Series, and JPVF Capital Growth.

     The Variable Accumulation Unit values and the number of Variable Accumulation Units outstanding for each Sub-Account for the periods shown are as follows:

                      ACCUMULATION
                       UNIT VALUE    ACCUMULATION     NUMBER OF
                         AT UNIT       VALUE AT      ACCUMULATION
                      BEGINNING OF      END OF         UNITS AT
INVESTMENT DIVISION      PERIOD         PERIOD      END OF PERIOD
-------------------   ------------   ------------   -------------
Oppenheimer Growth
1994 (1)                10.000000    10.214259              0.000
1995                    10.214259    13.437239      1,051,871.585
1996 (2)                13.437239    15.687352      1,479,421.465
1997                    15.687352    19.597148      1,785,954.734
Oppenheimer Bond
1994 (1)                10.000000    10.073995              0.000
1995                    10.073995    11.868974        718,607.599
1996 (2)                11.868974    12.105651        810,389.562
1997                    12.105651    13.042029        803,804.832
VIP Money Market
1994 (1)                10.000000    10.032676              0.000
1995                    10.032676    10.475795        604,573.553
1996                    10.475795    10.888553        756,510.915
1997                    10.888553    11.326697        763,879.997
VIP Equity-Income
1994 (1)                10.000000    10.106754              0.000
1995                    10.106754    13.464371        603,748.536
1996                    13.464371    15.171936      1,304,420.278
1997                    15.171936    19.166449      1,601,788.024

VIP Growth
1994 (1)                10.000000    10.396331              0.000
1995                    10.396331    13.878009        439,231.793
1996                    13.878009    15.695218      1,061,896.920
1997                    15.695218    19.111315      1,222,931.643
VIP Overseas
1994 (1)                10.000000     9.976153              0.000
1995                     9.976153    10.789882         44,023.734
1996                    10.789882    12.044844        154,948.844
1997                    12.044844    13.249871        207,469.483
VIP High Income
1994 (1)                10.000000    10.063711              0.000
1995                    10.063711    11.969023        104,906.955
1996                    11.969023    13.457366        264,864.236
1997                    13.457366    15.614753        352,324.761

                                      ACCUMULATION                    NUMBER OF
                                       UNIT VALUE    ACCUMULATION   ACCUMULATION
                                         AT UNIT       VALUE AT       UNITS AT
                                      BEGINNING OF      END OF         END OF
INVESTMENT DIVISION                      PERIOD         PERIOD         PERIOD
-----------------------------------   ------------   ------------   ------------
VIP II Asset Manager
1994 (1)                                10.000000       9.804023           0.000
1995                                     9.804023      11.307468     170,765.634
1996                                    11.307468      12.777286     490,202.223
1997                                    12.777286      15.201721     695,042.527
Alger American Small Capitalization
1996 (3)                                10.000000       9.190108     148,321.277
1997                                     9.190108      10.094700     186,397.444
Alger American MidCap Growth
1996 (3)                                10.000000       9.808937      94,916.505
1997                                     9.808937      11.124001     175,725.230
VIP II Contrafund
1996 (3)                                10.000000      11.145245      75,800.073
1997                                    11.145245      13.643639     297,589.028
VIP II Index 500
1996 (3)                                10.000000      11.367158      82,751.669
1997                                    11.367158      14.874449     422,954.310
JPVF Emerging Growth
1996 (3)                                10.000000       9.579577      67,640.913
1997 (4)                                 9.579577      11.548720
MFS Research Series
1996 (3)                                10.000000      10.970831     104,920.216
1997                                    10.970831      13.010109     313,795.248

MFS Utilities Series
1996 (3)                                10.000000      11.602401      24,368.744
1997                                    11.602401      15.067972     138,657.863
JPFV Capital Growth
1996 (3)                                10.000000      10.415742     100,317.887
1997 (4)                                10.415742      12.774321     194,345.426

----------
(1)  Period from December 1, 1994 through December 31, 1994

(2) On December 19, 1996, shares of the Oppenheimer Growth Fund were substituted for shares of the Jefferson-Pilot Capital Appreciation Fund, Inc.; and shares of the Oppenheimer Bond Fund were substituted for shares of the Jefferson-Pilot Investment Grade Bond Fund, Inc.

(3)  Period from May 1, 1996 through December 31, 1996

(4) On December 5, 1997, shares of the JPVF Capital Growth Portfolio were substituted for shares of the Growth Fund of the Alexander Hamilton Variable Insurance Trust ("AHVIT"), and shares of the JPVF Emerging Growth Portfolio were substituted for shares of the AHVIT Emerging Growth Fund. The above numbers reflect the performance of the AHVIT Growth Fund and the AHVIT Emerging Growth Fund for the period prior to the date of the substitution and reflect the performance of the JPVF Capital Growth Portfolio and the JPVF Emerging Growth Portfolio for the period after the date of the substitution.

                                     SUMMARY

     Jefferson Pilot Variable Corporation (formerly Jefferson-Pilot Investor Services, Inc.) ("JPVC"), the distributor of the Contracts, does not deduct a sales charge from purchase payments. However, if any part of the value of the Contracts is surrendered JPVC will, with certain exceptions, deduct from the value of the Contract, a contingent deferred sales charge equal to the maximum of (i) with respect to the Alpha, 6% of the amount withdrawn; or (ii) with respect to the Alphaflex, 8% of the amount withdrawn, but in no event under either Contract more than 9% of gross purchase payments. This charge when made is imposed to permit JPVC or the Company to recover sales expenses which they have advanced. (See "Contingent Deferred Sales Charge.")

     In addition, on each Contract anniversary date or at full surrender, the Company will deduct from the Contract an annual contract fee of $35 from the Accumulation Value. The administrative expense fee of .0004110% of daily net assets per day, which is approximately equal to an annual rate of .15% for a 365 day year, is charged both during the accumulation period and the annuity period. This charge is collected to further defray administrative costs. These charges are to reimburse JPVC or the Company for administrative expenses related to the issue, maintenance and administration of the contract. These charges have been set at a level that will recover no more than the actual costs associated with administering the contracts, and the Company does not expect to recover from these charges an amount in excess of accumulated administrative expenses. (See "Contract Administration Charges.")

     The Company deducts a mortality and expense risk charge from the assets of the Separate Account, as a daily asset charge of .0034247% of daily net assets, which is approximately equal to an annual rate of 1.25% for a 365 day year, during the accumulation period and the annuity period.

     The minimum initial purchase payment under the Alpha is $5,000. The minimum initial purchase payment under the Alphaflex is $2,000 for a Qualified Contract and $5,000 for a Non-Qualified Contract. The minimum additional purchase payment is $1,000 for the Alpha and $100 for the Alphaflex under both a Non-Qualified and Qualified Contract. The minimum subsequent payment made into a particular Sub-Account is $50.00.

     If the Contract Value at the Annuity Date is less than $2,000, the Contract Value may be distributed in one lump sum in lieu of annuity payments. If any annuity payment from any Sub-Account would be less than $100, the Company shall have the right to change the frequency of payments to such intervals as will result in payments of at least $100 from such Sub-Account(s). (See "The Annuity Period.")

     Premium taxes payable to any governmental entity ranging between 0% and 5% will be charged against the Contracts. (See "Premium Tax.")

     An individual for whom a Contract is purchased under an individual retirement account may revoke the Contract at any time within seven days after the later of the date on which (i) the account is established, or (ii) the individual receives a disclosure statement notifying him of his right of revocation by giving written notice of revocation to the Variable Annuity Service Center. Upon such revocation, the full purchase payment made will be refunded if such payment is invested in the VIP Money Market Portfolio Sub-Account, and the Accumulation Value will be refunded (unless otherwise required by applicable law) if such payment is invested in any Sub-Account other than the VIP Money Market Portfolio Sub-Account. Purchase payments received on an individual retirement account contract are immediately invested in the Separate Account.

     The Owner of a Contract generally may, within 10 days after the date on which the Contract is issued, revoke the Contract, in which event the Owner will be paid the Contract's Accumulation Value without reduction for the contingent deferred sales or administrative charges that would otherwise apply. Also, any fees and charges previously collected would be refunded. However, in those states where the free look provision requires the full refund of purchase payments (less prior surrender), all purchase payments must be placed in the VIP Money Market Sub-Account until the end of the free look period. Free look provisions may vary based on the Owner's state of residence.

     This Prospectus describes in detail how a Contract may be purchased and redeemed. (See "The Distribution of the Contracts" and "Redemptions.")

     Premature payments of benefits under a Contract may cause a penalty tax to be incurred. (See "Certain Federal Income Tax Consequences.")

                              THE INSURANCE COMPANY

     The Company is a stock life insurance company organized under the insurance laws of North Carolina in 1890. The Company commenced business operations in 1903 and is primarily engaged in the writing of whole life, term, endowment and annuity policies on an individual ordinary basis, plus industrial and group insurance. It is authorized to write insurance and annuities in 49 states, the District of Columbia, the Virgin Islands, and Puerto Rico. Its Home Office is located at 100 North Greene Street, Greensboro, North Carolina. The Company is a wholly-owned subsidiary of Jefferson-Pilot Corporation, organized in January 1968. Jefferson-Pilot Corporation is publicly held.

     YEAR 2000 MATTER. Certain computer programs have been written using two digits rather than four to define the applicable year. As a result, any of Jefferson-Pilot Corporation's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000 (the "Year 2000 Matter"). This could result in a system failure which may disrupt operations, including an inability to accurately process or calculate new or in-force business.

     Jefferson-Pilot Corporation (the Company's parent company) has completed an assessment and has determined that it will have to modify or replace portions of the software and hardware utilized by Jefferson-Pilot Corporation affiliates, including the Company, so that the computer systems will function properly with respect to dates in the year 2000 and thereafter.

     Jefferson-Pilot Corporation will utilize both internal and external resources to reprogram, replace, convert and test software and hardware for any necessary Year 2000 modifications. The project is estimated to be completed not later than the third quarter of 1999. Jefferson-Pilot Corporation believes that with modifications to its existing software and hardware and conversions to new software, the Year 2000 Matter will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed on a timely basis, the Year 2000 Matter could have a material impact on operations of the Company.

     Jefferson-Pilot Corporation has initiated formal communications with all of its significant suppliers to determine the extent to which the Company's systems, policies, procedures and contracts are vulnerable to those third parties' failure to remediate their own Year 2000 issues. There is no guarantee that the systems of other companies on which the Company relies will be in compliance on a timely basis; nor is there any guarantee that non-compliance would not have an adverse affect on the Company's systems and business.

     The costs of the project and the date on which the Jefferson-Pilot Corporation believes it will be compliant are based on management's best estimates, which were derived utilizing various assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved.

     Jefferson-Pilot Corporation has not yet allocated the costs of compliance among its subsidiaries, including the Company. To the best of Jefferson-Pilot Corporation and the Company's knowledge, it is currently anticipated that any future allocation is unlikely to have a material financial impact on the Company.

                       JEFFERSON-PILOT SEPARATE ACCOUNT A

     Jefferson-Pilot Separate Account A's (the "Separate Account") predecessor was established pursuant to a resolution of the Board of Directors of the Company dated May 13, 1969. The Separate Account was established under the laws of the State of North Carolina and registered on May 3, 1971 as a unit investment trust under the 1940 Act. Such registration does not involve supervision of the investments or investment policies of the Separate Account and does not imply that the Contract has been approved or disapproved by the Securities and Exchange Commission ("Commission").

     Under North Carolina insurance law the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account without regard to the other income, gains or losses of the Company. These assets are held with relation to the Contracts described in this Prospectus and such other variable annuity contracts as may be issued by the Company and designated by it as participating in the Separate Account.

     Although the assets maintained in the Separate Account will not be charged with any liabilities arising out of any other business conducted by the Company, all obligations arising under the Contracts, including the promise to make annuity payments, are general corporate obligations of the Company. Accordingly, all of the Company assets are available to meet its obligations and expenses under the Contracts participating in the Separate Account.

                      SUB-ACCOUNTS OF THE SEPARATE ACCOUNT
                               AND AVAILABLE FUNDS

     Sixteen Sub-Accounts of the Separate Account, each of which reflects the investment performance of a specific underlying Fund, are available under the Contracts. Subject to the limitations set forth in this Prospectus and any restrictions by an applicable retirement plan, the Owner may elect to have net purchase payments credited to any of the sixteen Sub-Accounts.

     Two of the Sub-Accounts invest in shares of the Oppenheimer Funds, eight of the Sub-Accounts invest in shares of the VIP Portfolios, two Sub-Accounts invest in shares of Alger American Funds, two Sub-Accounts invest in shares of Jefferson Pilot Funds, and two Sub-Accounts invest in shares of MFS Funds.

     The Oppenheimer Variable Account Funds was organized in 1984 as a Massachusetts business trust. The Oppenheimer Variable Account Funds is an open-end. diversified management investment company consisting of ten separate funds, including the Oppenheimer Growth Fund and the Oppenheimer Bond Fund, both organized in 1984. OppenheimerFunds, Inc., which has operated as an investment adviser since 1959, manages the funds, is responsible for selecting the funds' investments, and handles its day-to-day business.

     The VIP Funds also are open-end diversified management investment companies. The VIP Funds are organized as series type investment companies with diversified portfolios. The VIP Funds are designed to serve as investment vehicles for variable annuity and variable life insurance contracts of various insurance companies. Shares of the VIP Funds currently are available to the separate accounts of a number of insurance companies, both affiliated and unaffiliated with Fidelity Management and Research Company ("FMR"), and Jefferson-Pilot.

     FMR, the adviser to each VIP Fund, whose principal address is 82 Devonshire Street, Boston, Massachusetts, is a wholly-owned subsidiary of FMR Corp. and is part of Fidelity Investments, one of the largest investment management organizations in the United States. For certain of the VIP Funds, FMR has entered into subadvisory agreements with affiliated companies that are part of the Fidelity Investments organization. FMR, not the VIP Funds, pays the sub-advisers for their services.

     The Alger American Fund was organized on April 6, 1988 as a multi-series Massachusetts Business Trust. The Alger American Fund is an open-end diversified management investment company which offers an unlimited number of shares of six series, representing shares of the fund's portfolios, including the Alger American Funds. The Alger American Funds are offered as a pooled vehicle for insurance companies writing all types of variable annuity contracts and variable life policies that are also offered directly to qualified pension and retirement plans. Fred Alger Management, Inc. ("Alger Management") is The Alger American Fund's investment manager and is responsible for the overall supervision of the fund, subject to the supervision of the Board of Trustees.

     MFS Variable Insurance Trust is an open end management investment company offering insurance company separate accounts a selection of investment vehicles for variable annuity and variable life contracts. Currently the Trust offers shares beneficial interest to twelve separate mutual fund series, including the MFS Funds. MFS manages the MFS Funds, and provides the MFS Funds with overall investment advisory and administrative services, as well as general office facilities. MFS is America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924 and the founding of the first mutual fund in the United States, Massachusetts Investors Trust.

     JPVF (formerly Chubb America Fund, Inc.) is an open-end management investment company which was incorporated in Maryland on October 19, 1984. It currently has eleven Portfolios which are presently offered only to the sub-accounts of the Company and its affiliated life insurance companies. The investment manager to JPVF is Jefferson Pilot Investment Advisory Corporation ("JP Investment Advisory") (formerly Chubb Investment Advisory Corporation), which is an affiliate of the Company. JP Investment Advisory has contracted with Janus Capital Corporation to act assub-investment manager of the JPVF Capital Growth Portfolio and with MFS to act as sub-investment manager of the JPVF Emerging Growth Portfolio.

                       INVESTMENT OBJECTIVES OF THE FUNDS

     Set forth below is a summary of the investment objectives of the Funds. There can be no assurance that these objectives will be achieved. The Funds' prospectuses are attached to this Prospectus; you should read them carefully before investing.

     OPPENHEIMER GROWTH FUND (OPPENHEIMER GROWTH SUB-ACCOUNT). Oppenheimer Growth Fund seeks to achieve capital appreciation by investing in securities of well-known and established companies. Such securities generally have a history of earnings and dividends and are issued by seasoned companies (having an operating history of at least five years, including predecessors). Current income is a secondary consideration in the selection of its portfolio securities.

     OPPENHEIMER BOND FUND (OPPENHEIMER BOND SUB-ACCOUNT). Oppenheimer Bond Fund's primary objective is to seek a high level of current income. As a secondary investment objective, Oppenheimer Bond Fund seeks capital growth when consistent with its primary objective. Oppenheimer Bond Fund invests mainly in investment grade debt securities.

     VIP MONEY MARKET PORTFOLIO (VIP MONEY MARKET PORTFOLIO SUB-ACCOUNT). VIP Money Market Portfolio seeks as high a level of current income as is consistent with preservation of capital and liquidity by investing in money market instruments.

     VIP HIGH INCOME PORTFOLIO (VIP HIGH INCOME PORTFOLIO SUB-ACCOUNT). VIP High Income Portfolio seeks a high level of current income by investing primarily in high-yielding, fixed-income securities, while also considering growth of capital.

     VIP EQUITY-INCOME PORTFOLIO (VIP EQUITY-INCOME PORTFOLIO SUB-ACCOUNT). VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income producing equity securities. In choosing these securities, the fund will also consider the potential for capital appreciation.

     VIP GROWTH PORTFOLIO (VIP GROWTH PORTFOLIO SUB-ACCOUNT). VIP Growth Portfolio seeks to achieve capital appreciation.

     VIP OVERSEAS PORTFOLIO (VIP OVERSEAS PORTFOLIO SUB-ACCOUNT). VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities.

     VIP II ASSET MANAGER PORTFOLIO (VIP II ASSET MANAGER PORTFOLIO SUB-ACCOUNT). VIP II Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term instruments.

     VIP II INDEX 500 PORTFOLIO (VIP II INDEX 500 PORTFOLIO SUB-ACCOUNT). VIP II Index 500 Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.

     VIP II CONTRAFUND PORTFOLIO (VIP II CONTRAFUND PORTFOLIO SUB-ACCOUNT). VIP II Contrafund Portfolio seeks long-term capital appreciation.

     MFS RESEARCH SERIES (MFS RESEARCH SERIES SUB-ACCOUNT). MFS Research Series seeks to provide long-term growth of capital and future income.

     MFS UTILITIES SERIES (MFS UTILITIES SERIES SUB-ACCOUNT). MFS Utilities Series seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).

     JPVF CAPITAL GROWTH PORTFOLIO (JPVF CAPITAL GROWTH SUB-ACCOUNT). JPVF

Capital Growth Portfolio seeks capital growth. Realization of income is not a significant investment consideration and any income realized will be incidental.

     JPVF EMERGING GROWTH PORTFOLIO (JPVF EMERGING GROWTH SUB-ACCOUNT). JPVF Emerging Growth Portfolio seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Portfolio's investment objective of long-term growth.

     ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO (ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO SUB-ACCOUNT). Alger American Small Capitalization Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P Small Cap 600 Index, updated quarterly. Both indexes are broad indexes of small capitalization stocks. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside this combined range and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

     ALGER AMERICAN MIDCAP GROWTH PORTFOLIO (ALGER AMERICAN MIDCAP GROWTH PORTFOLIO SUB-ACCOUNT). Alger American MidCap Growth Portfolio seeks long term capitalization. Except during temporary defensive periods, the portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization--present market value per share multiplied by the total number of shares outstanding--within the range of companies included in the S&P MidCap 400 Index, updated quarterly. The S&P MidCap 400 Index is designed to track the performance of medium capitalization companies. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside the range of companies included in the S&P MidCap 400 Index and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

     The values of the investments held in the Funds fluctuate daily and are subject to the risk of changing economic conditions as well as the risks inherent in the ability of management to anticipate changes in such investments necessary to meet changes in economic conditions. Additional information concerning the Funds, including information as to the expenses paid by the Funds, is given in the Funds' prospectuses which accompany and should be read in conjunction with this Prospectus.

     SUBSTITUTION OF OTHER SECURITIES OR FUNDS. If the shares of any Funds should no longer be available for investment by the Separate Account or, if in the judgment of the Company further investment in such Funds' shares should become inappropriate, the Company may substitute shares of some other investment company for Fund shares already purchased or to be purchased in the future by purchase payments under the Contract. Any substitution will be made pursuant to any prior approval of the Commission and compliance with all applicable rules and regulations. In the event of any substitution or change, the Company will endorse the Contract if necessary to reflect the substitution or change.

                         DEDUCTIONS UNDER THE CONTRACTS

     CONTINGENT DEFERRED SALES CHARGE. The Company makes no deduction from purchase payments for sales expenses, but does impose the contingent deferred sales charge. The Company incurs sales expenses upon the issuance of the Contracts. Such expenses include commissions, costs of advertising and sales promotion, costs of the Prospectuses allocable to new sales, and sales administration and related costs. Because the Contracts are normally purchased for the long term, the Company expects to recover these costs over time. If, however, a Contract is totally or partially surrendered (value withdrawn), or if the Accumulation Value is applied under an annuity option to provide an annuity certain for a period of less than 120 months, a contingent deferred sales charge is imposed at that time as a means for the Company to recover sales expenses.

     The contingent deferred sales charge is assessed on withdrawals based on the then Accumulation Value during (i) with respect to Alpha, the first six Contract years, and (ii) with respect to the Alphaflex, the first eight Contract years. With respect to the Alpha, the charge is 6% of the amount withdrawn during the first and second Contract years. The percentage will scale downward by 1/12 of one percent each month during the third Contract year so that at the end of the third Contract year the charge is 5%. The charge is 5% during the fourth Contract year. The charge will scale downward by 1/12 of one percent each month during the fifth Contract year so that at the end of the fifth Contract year the charge is 4%. The charge will scale downward by 1/6 of one percent each month during the sixth Contract year so that at the end of the sixth Contract year the charge is 2%. Beginning in the seventh Contract year there will be no charge. With respect to the Alphaflex, the charge is 8% of the amount withdrawn during the first Contract year. The percentage will scale downward by 1/12 of one percent each month during the second through eighth Contract years so that at the end of the eighth Contract year the charge will be 1%. Beginning in the ninth Contract year there will be no charge. In no event will the aggregate contingent deferred sales charges exceed 9% of the aggregate purchase payments made under the Contracts.

     Each year after the first year of the Contract, (i) up to 10% of Accumulation Value may be withdrawn without the imposition of any charge from the Alpha, and (ii) up to 10% of the Accumulation Value may be withdrawn without the imposition of any charge from the Alphaflex if the account value is at least $20,000 under that Contract. The 10% amount that can be withdrawn without penalty applies only to the first withdrawal in each policy year. Upon a full surrender, the entire Accumulation Value will be subject to the deferred sales charge, and any charges waived on partial withdrawals during the previous twelve months will be recovered.

     No contingent deferred sales charge will be deducted from any Accumulation Value which is paid due to the death of an Annuitant.

     A contingent deferred sales charge may be deducted from the Accumulation Value which is paid due to the death of an Owner who is not the Annuitant.

     WAIVER OF SURRENDER CHARGE RIDER. If the Waiver of Surrender Charge Rider ("Rider") is attached to your Contract, we may waive the contingent deferred sales charge described above provided that the conditions described in the Rider are met including (a) the Annuitant is confined to a hospital or "eligible nursing home" (as defined in the Rider) (b) such confinement has lasted for a continuous period of 60 days or longer; and (c) certification of Annuitant's medical condition from a licensed physician stating that in the physician's opinion the Annuitant's confinement is medically required. We will waive only the contingent deferred sales charges which are applicable to purchase payments received prior to the date the first confinement began. Waiver of withdrawal charges is subject to all of the conditions and provisions of the Rider (See your Contract.). The Rider is not available in all states.

     PREMIUM TAX. Deduction for premium taxes will be made only in those instances and at such time as the laws and regulations of the various states (or other jurisdictions) assess such a tax. Premium tax assessments are based on the address of record of the Payor at the time a premium tax may be payable. It is the Company's practice to make the applicable deduction for premium taxes when the annuity payment begins in those states (or other jurisdictions) so permitting. Otherwise, premium taxes will be deducted from purchase payments. Premium taxes presently range from 0% to 5% of total consideration or of the total Accumulation Value of amounts annuitized.

     CONTRACT ADMINISTRATION CHARGES. The Company performs or delegates all administrative functions relative to the Contracts. Except as noted below, deductions are made under each Contract for the expenses associated with such functions. Such expenses may include salaries, rent, office equipment, communications, postage, legal, actuarial, and auditing fees. Pursuant to an agreement with the Company, JPVC performs certain recordkeeping and other administrative functions for which it is entitled to receive compensation from the Company.

     ANNUAL CONTRACT FEE. The contract fee is $35, which will be allocated proportionately among all accounts under the Contract. The annual contract fee is deducted by canceling the number of Accumulation Units equal in value to the charge. This is done on the last valuation date of each Contract year prior to the commencement of annuity payments and, without proration, on the date the Contract is totally redeemed. The annual contract fee will be deducted proportionately from all Sub-Accounts and the Fixed Account in the current policy year. The annual contract fee deducted from the Fixed Account can not exceed the interest earned in excess of the guaranteed rate in the Fixed Account in the current policy year. To the extent there is not sufficient excess interest earned in the Fixed Account, the proportional amount charged to the Sub-Accounts will be increased. (See "Fixed Account") The annual contract fee will not be deducted if, on the last valuation date of that Contract year, the Contract Value is $40,000 or greater.

     ADMINISTRATIVE EXPENSE FEE. To further defray the cost of the administrative functions described above, the Company deducts a charge of ..0004110% of the net assets of the Separate Account per day, which is approximately equal to an annual rate of .15% for a 365 day year.

     The Company guarantees that the Contract administration charges will never be increased.

     DEDUCTION FOR ASSUMING MORTALITY AND EXPENSE RISKS. The Company assumes a risk by its contractual obligation to pay a death benefit to the Beneficiary if the Annuitant dies prior to the Annuity Date. The Company also assumes the risk that annuity payments will continue for a longer period than anticipated and assumes the risk that the deductions for sales and administration charges may prove to be insufficient to cover the actual expenses incurred. The Company assumes these risks for the duration of the Contract. As consideration for assuming these risks and risks associated with expenses exceeding the Company's expected expenses, the Company imposes a charge based on assets.

     The charge, together with the administrative expense fee, is applied at the end of each valuation period through a factor in the determination of the net investment results of the Separate Account (see "Net Investment Factor"). The charge is .0017808% per day of net daily assets for assuming mortality risks, including the step-up death benefit, and .0016439% for assuming expense risks. These charges, when combined, are approximately equal to 1.25% (which includes the mortality risk charge of .65% and the expense risk charge of .60%) on an annual basis for a 365 day year. The Company reserves the right to decrease or increase this charge annually, but in no event may it exceed the amounts described above.

     EXPENSES OF THE FUNDS. There are deductions from and expenses paid out of the assets of the Funds that are described in the prospectuses for those Funds. These deductions and expenses and the investment performance of the Funds affect the value of Accumulation Units which are discussed in this Prospectus under the caption "The Accumulation Period."

                         TRANSFERS BETWEEN SUB-ACCOUNTS

     At any time prior to the commencement of annuity payments, the Owner may elect by written notice to the Variable Annuity Service Center to transfer Accumulation Units between the Sub-Accounts. The number of Accumulation Units to be credited will be adjusted to reflect the respective current values of the units in the respective Sub-Accounts. Each such transfer must involve a minimum of $100, and a partial transfer will not be permitted if the value of any Sub-Account after transfer would be less than $500. The Company may waive the $500 minimum where the Owner indicates he intends to continue making periodic payments to that Sub-Account.

     During the accumulation period an Owner may make up to twelve transfers each Contract year at no charge. A charge of $25 per transfer will be charged for transfers in excess of these limitations. Transfers effected pursuant to a dollar cost averaging program will not be counted towards these limitations

     After the commencement of annuity payments which do not involve life contingencies (i.e., Options 1 and 4), the Owner may similarly elect to transfer Annuity Units between the available Sub-Accounts, subject to the same minimum amounts and charges. During the annuity period, the Owner may make up to four transfers each Contract year at no charge. A charge of $25 per transfer will be charged for transfers in excess of these limitations.

                                   REDEMPTIONS

     Subject to any retirement plan requirements, Contracts may be redeemed in full or in part at any time prior to the commencement of annuity payments, except that a partial redemption of an amount less than $250 will not be permitted (although the Contract could be redeemed in full), and a partial redemption will not be permitted if the value of the Sub-Account being partially redeemed after such redemption would be less than $500. The Company may waive the $500 minimum where the Owner indicates he intends to continue making periodic payments to that Sub-Account. The redemption will be affected by canceling a number of Accumulation Units equal in value to the amount requested. Accumulation Units will be canceled at the accumulation unit value as of the end of the valuation period in which the request for redemption is received at the Variable Annuity Service Center.

     Any applicable contingent deferred sales charge, (see that caption under "Deductions Under the Contracts") will be deducted from the redemption value determined as described above and below. The annuitant has no redemption right under the Contracts subsequent to the commencement of annuity payments except when payments are being made pursuant to the Option 1 (payments for a specified period) or Option 4 (payments of a specified dollar amount). Under Option 1, the value of the Contract for purposes of redemption shall be commuted at the Company's current commute rate for any remaining certain payments based on the dollar amount of an annuity payment determined as of the end of the valuation period in which the request for redemption is received at the Variable Annuity Service Center. Under Option 4, the value of the Contract for purposes of redemption shall be the remaining balance of proceeds under the option as of the end of the valuation period in which the request for redemption is received (see "Option 4"). Any partial redemption under Option 1 or 4 of an amount less than $250 will not be permitted and a partial redemption will not be permitted if the value of the Sub-Account being partially redeemed after such partial redemption would be less than $500. If as a result of a partial redemption the next monthly payment under Option 1 from the applicable Sub-Account would be less than $100, the Company may change the frequency of payments so that such next payment would be at least $100.

     Payment of a redemption request will be made within seven days of receipt of such request in proper and complete form, except that payment may be deferred as permitted under provisions of the 1940 Act. Deferment is currently permissible during any period when (a) trading on the New York Stock Exchange ("Exchange") is restricted as determined by the Commission or the Exchange is closed for other than weekends and holidays; (b) an emergency exists as determined by the Commission as a result of which disposal by a Fund of securities held by it is not reasonably practicable, or it is not reasonably practicable for a Fund fairly to determine the value of its net assets; or (c) the Commission by order so permits for the protection of security holders.

     A Contract sold to a participant of the Texas Optional Retirement Program is subject to restrictions on withdrawals except upon the termination of employment in the Texas public institution of public education or the retirement, death, or total disability of such participant. Contracts sold pursuant to Section 403(b) of the Code are subject to certain restrictions on cash withdrawals prior to termination of employment.

     The tax consequences, including the tax withholding requirements, of a redemption should be carefully considered (see "Certain Federal Income Tax Consequences").

     REINVESTMENT PRIVILEGE. An annuitant who has redeemed his Contract in part or in full may within 30 calendar days of the redemption reinvest all or part of the redemption proceeds, including the contingent deferred sales charge, if any, at the net asset value next determined following timely receipt by the Company at its Variable Annuity Service Center of the written reinvestment order. The privilege may be exercised by an annuitant only one time. If the annuitant has realized a gain on the redemption, the transaction is taxable and reinvestment will not alter any capital gains tax payable. If there has been a loss on the redemption and a subsequent reinvestment, some or all of the loss will not be allowed as a tax deduction depending on the amount reinvested.

                                 OTHER SERVICES

     DOLLAR COST AVERAGING. The Company offers a dollar cost averaging program during the accumulation period whereby an Owner may predesignate a portion of VIP Money Market Portfolio Sub-Account's Accumulation Value to be automatically transferred on a monthly basis to one or more of the other Sub-Accounts.

     The dollar cost averaging program is available for purchase payments and for Accumulation Value transferred into the VIP Money Market Portfolio Sub-Account. An Owner may enroll in this program at the time the Contract is issued or anytime thereafter by properly completing the dollar cost averaging enrollment form and returning it to the Company at its Variable Annuity Service Center at least five (5) business days prior to the second Tuesday of a month which is the date that all dollar cost averaging transfers will be made ("Transfer Date"). This program must be elected for at least a 3 month period, but can not be elected for more than 36 months.

     Under the program, transfers will be made in the amounts designated by the Owner and must be at least $500 per Sub-Account. The total Accumulation Value in the VIP Money Market Portfolio Sub-Account at the time dollar cost averaging is elected must be at least $10,000. Dollar cost averaging will cease automatically if the Accumulation Value in the VIP Money Market Portfolio Sub-Account does not equal or exceed the amount designated to be transferred on each Transfer Date and the remaining amount will be transferred.

     Dollar cost averaging will terminate when (i) the number of designated monthly transfers has been completed, (ii) the value of the Accumulation Units attributable to the VIP Money Market Portfolio Sub-Account is insufficient to complete the next transfer, (iii) the Owner requests termination in writing and such writing is received by the Company at its Variable Annuity Service Center at least five (5) business days prior to the next scheduled Transfer Date in order to cancel the transfer scheduled to take effect on such date, or (iv) the Contract is surrendered.

     An Owner may initiate, reinstate or change the dollar cost averaging terms by properly completing the new enrollment form and returning it to the Variable Annuity Service Center at least five (5) business days prior to the next scheduled Transfer Date such transfer is to be made.

     When utilizing dollar cost averaging an Owner must be invested in the VIP Money Market Portfolio Sub-Account and may be invested in any other Sub-Accounts at any given time. Election of dollar cost averaging is not available during the annuity period or when an Owner has entered into a Systematic Withdrawal Plan Agreement as described below.

     SYSTEMATIC WITHDRAWAL PLAN. The Company administers a systematic withdrawal plan ("SWP") which allows certain Owners to pre-authorize periodic withdrawals during the accumulation period. Owners entering into a SWP agreement instruct the Company to withdraw selected amounts from any of the Sub-Accounts on a monthly, quarterly, semi-annual or annual basis. Currently the SWP is available to Owners who have a minimum Accumulation Value of $25,000 at the time the SWP is initiated and who elect a period over which withdrawals shall occur of no less than 6 and no more than 24 months. Owners also must request a minimum $100 periodic payment. The amounts distributed under the SWP can not exceed the amount free of the contingent deferred sales charge ((i) 10% of Accumulation Value under the Alpha, and (ii) 10% of the Accumulation Value under the Alphaflex if the Accumulation Value is at least $20,000). Owners interested in SWP may obtain an application from their representative or the Variable Annuity Service Center. Election of a SWP is not available during the time an Owner is participating in the dollar cost averaging program described above. The Company reserves the right to amend the SWP on thirty (30) days' notice. The SWP may be terminated at any time by the Owner or the Company.

     Withdrawals taken under the SWP or changes of an SWP election may cause the 10% Federal tax penalty on early withdrawals to apply. Withdrawals taken under an SWP may represent taxable income and may be subject to 20% Federal income tax withholding. (See "Certain Federal Income Tax Consequences.")

     REPORTS TO THE OWNER. There will be sent to the Owner periodic reports containing such information as may be required by applicable state law and the 1940 Act and rules thereunder. Such reports shall include the investment results of the Funds at least semi-annually and, for Contracts still in the accumulation period, an annual report of the number of Accumulation Units to the credit of the Contract and the then current accumulation unit value.

                                  FIXED ACCOUNT

     OWNERS MAY ALLOCATE PURCHASE PAYMENTS TO THE FIXED ACCOUNT. IN ADDITION, OWNERS MAY TRANSFER AMOUNTS IN OR OUT OF THE FIXED ACCOUNT. SUCH FIXED AMOUNTS ARE HELD IN THE GENERAL ACCOUNT OF THE COMPANY. BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, AMOUNTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE FIXED ACCOUNT HAS NOT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT. DISCLOSURES REGARDING THE FIXED ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. THIS PROSPECTUS IS GENERALLY INTENDED TO SERVE AS A DISCLOSURE DOCUMENT ONLY FOR THE ASPECTS OF THE CONTRACT INVOLVING THE SEPARATE ACCOUNT AND CONTAINS ONLY SELECTED INFORMATION REGARDING THE FIXED ACCOUNT. MORE INFORMATION REGARDING THE FIXED ACCOUNT MAY BE OBTAINED FROM THE VARIABLE ANNUITY SERVICE CENTER OR FROM YOUR SALES REPRESENTATIVE.

     GENERAL DESCRIPTION. Our obligations with respect to the Fixed Account are supported by our General Account. Subject to applicable law, we have sole discretion over the investment of the assets in our General Account.

     The Company guarantees that Fixed Account Accumulation Value will accrue interest at an annual effective rate of 3 1/2%, independent of the actual investment experience of the General Account. We may, at our sole discretion, credit higher rates of interest, although we are not obligated to credit interest in excess of the guaranteed rate. Any interest rate in excess of the guaranteed rate with respect to any premium payment or interest credit will not be modified more often than once per year. Any higher rate of interest will be quoted at an annual effective rate. The rate of any excess interest initially or subsequently credited to any amount can in many cases vary, depending on when that amount was originally allocated to the Fixed Account. Once credited, such interest will be guaranteed and will become part of the Accumulation Value in the Fixed Account from which deductions for fees and charges may be made.

     Charges under the Contract are the same as when the Separate Account is being used, except that the 1.40% per annum charged for mortality and expense risk and administrative expenses is not imposed on amounts of Fixed Account Accumulation Value.

     FIXED ACCOUNT ACCUMULATION VALUE. The Fixed Account Accumulation Value on any Valuation Date is the sum of the Purchase Payments allocated to the Fixed Account, plus any transfers from the Separate Account, plus interest credited to the Fixed Account, less any surrenders, contingent deferred sales charges, or annual administrative charges allocated to the Fixed Account or transfers to the Separate Account.

     FIXED ACCOUNT TRANSFERS, TOTAL SURRENDERS, AND PARTIAL SURRENDERS. Amounts in the Fixed Account are generally subject to the same rights and limitations and will be subject to the same charges as are amounts allocated to the Sub-Accounts with respect to total and partial surrenders. (See "Transfers Between Sub-Accounts.") Transfers out of the Fixed Account have special limitations. Prior to the Annuity Date, and after the first Contract anniversary, Owners may transfer part or all of the Accumulation Value from the Fixed Account to the Sub-Accounts, provided that (1) no more than one such transfer is made each Contract year, (2) no more that 20% of the Fixed Account Accumulation Value is transferred during any 12 month period (unless the balance in the Fixed Account after the transfer would be less than $1,000, in which case the entire balance may be transferred), and (3) at least $500 is transferred at any one time (or, if less, the entire amount in the Fixed Account). Irrespective of the above, we may, in our discretion, permit a continuing request for transfer of lesser amounts automatically on a periodic basis. However, we reserve the right to discontinue or modify any such arrangements at our discretion

     Without the Company's prior approval, no purchase payments or transfers may be allocated to the Fixed Account if the amount allocated to the Fixed Account having the same Owner or Annuitant would thereupon exceed $500,000. The Company reserves the right to modify this provision at any time

     The Company reserves the right to limit the sum of purchase payments to the Fixed Account and transfers to the Fixed Account to $25,000 in any 12 month period. However, we reserve the right to discontinue or modify any such arrangements at our discretion.

                                CONTRACT BENEFITS

     The objective of the Contracts is to provide Accumulation Values and payments which will tend to reflect changes in the cost of living subsequent to the date of issue of the Contract. There is no assurance that this objective will be met. The Company seeks to accomplish this objective by allocating net purchase payments, as directed by the Owner, to one or more of the Sub-Accounts.

     Each Contract is issued to the Owner. The Annuitant named in the Contract will be the Owner unless another Annuitant is specified in the application for, or amendment to, the Contract.

     Subject to the minimum and maximum initial and subsequent purchase payment limitations, an Owner may continue to make purchase payments prior to the commencement of annuity payments. The Contracts provide for a variable monthly life annuity to begin at some future selected date, called the Annuity Date, with a provision that variable annuity payments will be made for at least 120 months, unless the Owner elects one of the other Settlement Options. The Owner may elect one of the other Settlement Options provided by the Contracts (see "Settlement Options").

     Each Contract contains a guaranteed death benefit upon the death of the Annuitant prior to commencement of annuity payments or age 75, whichever occurs first, equal to the greatest of: (i) the purchase payments made (less partial withdrawals and any contingent deferred sales and partial withdrawal transaction charges taken); (ii) the Accumulation Value at the end of the valuation period during which due proof of death is received (the "basic death benefit"); and
(iii) the step-up benefit plus purchase payments made, less partial withdrawals and any contingent deferred sales and partial withdrawal transaction charges taken since the last step-up anniversary.

     The step-up death benefit at issue is the initial purchase payment. At each step-up anniversary, the current Accumulation Value is compared to the prior determination of the step-up death benefit, increased by purchase payments made and reduced by partial withdrawals and any contingent deferred sales and partial withdrawal transaction charges taken since that anniversary. The greater of these becomes the new step-up benefit. The step-up anniversaries are (i) with respect to the Alpha, the Contract date and every sixth Contract anniversary thereafter (i.e., sixth, twelfth, eighteenth, etc., Contract anniversaries), and
(ii) with respect to the Alphaflex, the Contract date and every eighth Contract anniversary thereafter (i.e., eighth, sixteenth, twenty-fourth, etc. Contract anniversaries) (except in Texas, where the step-up anniversaries are the Contract date and every sixth year thereafter). The death benefit for attained age 75 and older will be the Accumulation Value. In the event of the Annuitant's death prior to the Annuity Date, the Beneficiary may elect, if the Owner has not specified otherwise, to have the value of the Contract paid to him in a lump sum or applied to effect a variable annuity under the Settlement Options (see "Payment on or After Death of Annuitant"). In the event that the Beneficiary is a surviving spouse, the Contract can be continued.

     Upon the death of an Owner who is not the Annuitant, the Beneficiary will receive the Owner's interest in the Contract.

     With respect to Non-Qualified Contracts, the Owner may select the date variable annuity payments are to begin, except that payments may not begin later than the Annuitant's 85th birthday or earlier than the Annuitant's 50th birthday. For Qualified Contracts, the Owner may select the date variable annuity payments are to begin, except that, generally, payments may not begin later than April 1 of the year following the year in which the purchaser reaches age 70 1/2. Upon election, at least 45 days prior to the Annuity Date, the Owner may change the Annuity Date (see "Payment Provisions"), elect a different form of variable annuity (see "Settlement Options"), or elect that all or a portion of the Accumulation Value be applied to effect a fixed-dollar annuity (see "Settlement Options"). An Owner may, subject to certain restrictions (see "Redemption"), elect to redeem all or a portion of the value of the Contract. However, certain tax consequences may result from any such election (see "Full and Partial Redemptions From Qualified Contracts" and "Full and Partial Redemptions From Non-Qualified Contracts").

                             CERTAIN MINIMUM AMOUNTS

     The minimum initial purchase payment under the Alpha is $5,000. The minimum initial purchase payment for the Alphaflex is $2,000 for a Qualified Contract and $5,000 for a Non-Qualified Contract. For the Alphaflex, the minimum initial purchase payment must accompany the application. (There may be exceptions for Qualified Contracts on an automatic premium mode). The minimum additional purchase payment is $1,000 for the Alpha and $100 for the Alphaflex under both a Non-Qualified and Qualified Contract. The minimum amount that may be applied under a Settlement Option is $2,000; provided, however, if the total amount applied is less than $15,000, a totally fixed settlement option must be selected. Also, any election must provide an initial payment of at least $100 per Sub-Account (see "The Annuity Period").

     Subject to retirement plan requirements, Contracts may be redeemed in full or in part at any time prior to the Annuity Date, except that a partial redemption of less than $500 from any Sub-Account will not be permitted, and the value of any Sub-Account after such partial redemption must be at least $500. The Company may waive the $500 minimum where the Owner indicates he intends to continue making periodic payments on his Contract and allocating payment to that Sub-Account (see "Redemptions").

                             THE ACCUMULATION PERIOD

     THE ACCUMULATION VALUE AND ACCUMULATION UNITS. During the period prior to the commencement of annuity payments, referred to herein as the accumulation period, a separate accumulation account is maintained under the Contracts for each Sub-Account into which purchase payments are directed. Each net purchase payment is credited to each Sub-Account or the Fixed Account, or allocated among the Sub-Accounts, as directed by the Owner, in the form of Accumulation Units. Accumulation Units are credited separately to each Sub-Account. The number of Accumulation Units of each type credited to the Contract is determined by dividing the designated portion of the net purchase payment by the applicable accumulation unit value as of the end of the valuation period in which the purchase payment is received at the Variable Annuity Service Center. The initial purchase payment will be credited to the Contract not later than two (2) business days following the date the properly completed application which accompanies the purchase payment is received by the Company at its Variable Annuity Service Center. If an application is incomplete or incorrect, the applicant will be informed of the reasons for the delay, and the purchase payment will be returned to the applicant within five (5) days of receipt unless the applicant specifically authorizes the Company to retain the purchase payment until the application is completed or corrected. Any part of a purchase payment that is to be applied to the VIP Money Market Portfolio Sub-Account will not be considered received unless the Company has received the payment in cash at its Variable Annuity Service Center or in Federal funds. If remitted in other than the foregoing manner, such as by money order or personal check, payment will not be considered received until the close of business on the second business day after actual receipt. This is because the money market instruments in which the VIP Money Market Portfolio invests normally require immediate settlement in Federal funds. The VIP Money Market Portfolio intends at all times to be fully invested in order to maximize its earnings.

     Information on how to procure a Federal Reserve Draft or to transmit Federal funds by wire is available at your bank. The bank may charge for these services.

     The value of any Sub-Account at any time is equal to the total number of Accumulation Units credited to that Sub-Account multiplied by the applicable then current accumulation unit value.

     ACCUMULATION UNIT VALUES. On December 1, 1994, the value of an Accumulation Unit in each Sub-Account was set at $10.00. The value of an Accumulation Unit is redetermined on each valuation date and is equal to the accumulation unit value determined on the immediately preceding valuation date multiplied by the applicable net investment factor (described below) for the current valuation period. The accumulation unit value for a valuation period is the value determined at the end of such period.

     VALUATION DATE AND VALUATION PERIOD. Each date on which the assets of the Sub-Accounts are valued is a valuation date. The assets of the Sub-Accounts are valued as of 4:00 p.m. on each valuation date. The period from the time the accumulation unit value is determined as of one valuation date to the time such value is determined as of the next valuation date is called a valuation period.

     NET INVESTMENT FACTOR. The net investment factor is a device for measuring the change in accumulation unit value over a valuation period. It is determined for any valuation period by dividing (a) the net asset value of a Fund share as of the end of such valuation period less capital gains tax per share, if applicable, plus the per share amount of any distributions made by the Fund during such valuation period, by (b) the net asset value of a Fund share determined as of the end of the preceding valuation period, and then subtracting from this result the charges for mortality and expense risks and for administrative expenses for the current valuation period.

     EXAMPLE OF CALCULATION OF ACCUMULATION UNIT VALUE. Suppose (a) the accumulation unit value for the preceding valuation period was $10.532614000;
(b) the net asset value of a Fund share as of the end of the current valuation period is $11.44; (c) the per-share amount of a distribution from the Fund during such valuation period was $.19; (d) the per-share amount of a tax liability was $00.00; (e) the net asset value of a Fund share as of the end of the previous valuation period was $11.61; (f) the number of days in the current valuation period is one; (g) the daily deduction for assuming mortality and expense risks is .000034247; and (h) the daily deduction for the administrative expense fee is .000004110. The net investment factor for the current valuation period is calculated as follows:

     $11.44 + .19 - $00.00 - (1 x .000034247) - (1 x .000004110) = 1.001684296
     ---------------------
            $11.61

     The accumulation unit value for the preceding valuation period ($10.532614000) is then multiplied by the net investment factor for the current valuation period (1.001684296), which produces an accumulation unit value of $10.550354040 for the current valuation period.

                               THE ANNUITY PERIOD

     PAYMENT PROVISIONS. The variable annuity payments under the Contracts will vary in amount, either up or down, to reflect the investment performance of the available Funds, as elected by the Owner, at least 45 days prior to the Annuity Date. All of the Sub-Accounts, except the VIP High Income Sub-Account and the corresponding VIP High Income Portfolio, are available during the annuity periods. Variable annuity payments will commence on the Annuity Date selected by the Owner. The Annuity Date may be changed provided written election to change is received at the Variable Annuity Service Center at least 45 days prior to the old Annuity Date and provided the new Annuity Date is at least 45 days after such election and, except by consent of the Company, not later than the Annuitant's 85th birthday or earlier than the Annuitant's 50th birthday. Variable annuity payments are made monthly on the same day of the month as the Annuity Date.

     At the time of election, the Owner should consider the question of allocation of Contract value between the available Sub-Accounts or the Fixed Account for the purchase of a fixed-dollar annuity. Allocation between the Fixed Account and the Sub-Accounts may be altered by the Owner at any time within 45 days prior to the Annuity Date. If the Owner does not elect otherwise, Sub-Account Accumulation Units, after reduction for any applicable premium tax, will be applied to provide annuity payments that reflect the investment experience of such applicable Sub-Accounts. However, no such election will be allowed which would provide an initial payment from any available Sub-Account of less than $100.

     The Owner may elect any one of the Settlement Options described below by filing a written notice 45 days prior to the Annuity Date (see "Settlement Options" below for limitations under Qualified Contracts). If the Annuitant dies before the Annuity Date, the Beneficiary may elect, if the Owner has not already done so, to apply any part of the Accumulation Value under the Settlement

Options.

     The person electing a Settlement Option may elect, in lieu of monthly payments, to receive payments on a quarterly, semi-annual, or annual basis. In such case, an actuarially equivalent number of Annuity Units will be determined.

     Upon annuitization, the Contract Value may be allocated between the available Sub-Accounts for the purchase of variable settlement options on Contracts that have a value of at least $15,000. To annuitize contracts with values less than $15,000, a totally fixed settlement option must be elected. If the amount to be applied under a Settlement Option is less than $2,000, the Company reserves the right to pay such amount in one sum instead. Also, no election will be allowed which would provide an initial payment from any Sub-Account of less than $100.

     The Company continues to deduct the mortality and expense risk charge (1.25%) and the administrative expense fee (0.15%), which are assessed during the accumulation period. The annual contract fee will not be deducted during the annuity period.

                               SETTLEMENT OPTIONS

     OPTION 1--Payments for a Specified Period--This is an annuity payable monthly for a selected number of years, which may be 1 to 30 years.

     OPTION 2--Life Income--This is an annuity payable in monthly installments, with such installments being paid as elected under a, b, c, or d, below.

     a. Life Annuity--This is an annuity which provides monthly payments during the lifetime of the Annuitant with no monthly payments or other benefits payable after the date of his death. This Option offers a slightly higher level of monthly payments than Options 2b, 2c, or 2d because no further payments are payable after the death of the Annuitant. It would be possible under this Option for only one annuity payment to be made if the Annuitant died before the due date of the second annuity payment, two if he died before the third annuity payment, etc.

     b. Life Annuity with 60, 120, 180, or 240 Monthly Payments Certain--This is an annuity which provides monthly payments during the lifetime of the Annuitant and further provides that if, at the death of the Annuitant, payments have been made for less than the elected period certain, which may be 60, 120, 180, or 240 months, the annuity payments will be continued during the remainder of such period to the named Beneficiary.

     c. Installment Refund Life Annuity--This is an annuity payable monthly during the lifetime of the Annuitant with payments made for a period certain not less than the number of months found by dividing the amount applied under the Option by the first monthly payment.

     d. Joint and Survivor Life Annuity--This is an annuity that provides monthly payments during the joint lifetime of the Annuitant and one other person, called the Joint Annuitant, and thereafter during the lifetime of the survivor with no monthly payments or other benefits payable after the death of the survivor. It would be possible under this Option for only one annuity payment to be made if the Annuitant and Joint Annuitant died before the due date of the second annuity payment, two if they died before the third annuity payment, etc.

     OPTION 3--Interest--This Option is only available under a fixed dollar annuity. (See the third succeeding paragraph below.)

     OPTION 4--Payments of a Specified Dollar Amount--This is an annuity payable in equal annual, semi-annual, quarterly, or monthly installments of a designated dollar amount until the remaining balance is less than the amount of one installment. The designated amount may not be less than $100 per year from any Sub-Account per $1,000 of the amount applied under the Option. To determine the remaining balance payable at the end of any valuation period, such balance at the end of the previous valuation period is decreased by the amount of any installment paid during the valuation period and the result multiplied by the net investment factor for the valuation period. If the remaining balance is less than the amount of one installment, such balance will be paid and will be the final payment under the Option.

     Variable annuity payments payable to a Beneficiary under Options 1, 2b, 2c, or 4 may, upon proper election, be commuted and paid in one sum (see "Payment on or after Death of Annuitant").

     In lieu of variable payments, an election may be made to apply a portion, or all, of the proceeds of the Contract to purchase a fixed dollar annuity. Fixed dollar annuities are not described in this Prospectus. Information concerning a fixed dollar annuity can be obtained from the Company or any of its sales representatives. Once a fixed dollar annuity is elected, it can not be converted to a variable annuity.

     In lieu of the above options, an election may be made to have the proceeds of the Contract placed on deposit with the Company in its General Account, and a sum will be paid annually, semi-annually, quarterly, or monthly, as selected, which shall be equal to the fixed interest rate for the period multiplied by the amount remaining on deposit. Proceeds on deposit may be withdrawn or applied at any time under one of the Settlement Options as a Fixed Annuity only.

     At any time while Option 1 or Option 4 is in effect the person having made such election may elect to change payments under that option to payments under Option 2 or to redeem all or part of the value of the Contract. The number of Annuity Units added or subtracted because of any such change or redemption will be determined in accordance with the annuity unit value for the date on which the change or redemption is effected. (See "Annuity Unit Values" and "Redemptions").

     Under Qualified Contracts Options 1 and 4, Option 2b with 240 monthly payments certain, and any other option that would impair the Qualified tax status of the Contract may not be available.

     If the Alpha contract is annuitized and then surrendered within 6 years, the contingent deferred sales charge would still apply, and if the Alphaflex is annuitized and then surrendered within 8 years, the contingent deferred sales charge would still apply.

     ANNUITY PURCHASE RATES. The Contracts contain a schedule of annuity rates based upon an assumed investment return of 3 1/2% for each of Option 1 and

Option 2. The annuity rates show how much the first monthly variable annuity payment will be for each $1,000 applied to effect the annuity. Except as noted below, the rates vary with the form of annuity, the date of birth and sex of the Annuitant and the Joint Annuitant, if any, and the date on which the annuity is effected.

     Subject to consent of the Company and applicable state law, annuity rates based upon an assumed investment return of 5% may also be available.

     The annuity rates for the Contracts are based on, among other things, an annual interest rate, referred to as the assumed investment return. The assumed investment return selected affects both the amount of the first annuity payment and the pattern of subsequent payments. If the actual investment return should exceed the assumed investment return, the variable annuity payments would increase and, conversely, if the actual investment return should be less than the assumed investment return the payments would decrease. The selection of a higher assumed investment return would produce a higher initial payment but more slowly rising subsequent payments (or more rapidly falling subsequent payments) than the selection of a lower assumed investment return.

     The United States Supreme Court has ruled that under certain employer-sponsored employee benefit plans, annuity options may not be based on sex-distinct actuarial tables. All Qualified Contracts described in this Prospectus other than those issued to fund Individual Retirement Accounts or Annuities, which are not employer-sponsored annuity benefits, will be based on the unisex annuity rates set forth in the amendments to the Contracts after approval of the Company's unisex annuity rates by the insurance department of the state in which the Contract is sold.

     ANNUITY UNIT VALUES. The value of an Annuity Unit was set at $10.00 on December 1, 1994 for each Sub-Account. On each valuation date thereafter the annuity unit value is redetermined by multiplying (i) the annuity unit value determined at the end of the immediately preceding valuation period, times (ii) the net investment factor for the applicable Sub-Account for the current valuation period, times (iii) a factor to adjust for the assumed investment return described under "Annuity Purchase Rates" above.

     NUMBER OF ANNUITY UNITS. To determine the number of Annuity Units for each Sub-Account, the number of Accumulation Units credited to the Sub-Account on the annuitization date is multiplied by the applicable accumulation unit value for a valuation period preceding the Annuity Date by not more than 10 days. The amount so determined, reduced by any applicable contingent deferred sales charge and premium tax, is multiplied by the appropriate Settlement Option factor, as shown in the Contract, and the result divided by 1,000. The resulting amount is divided by the applicable annuity unit value for a valuation period preceding the Annuity Date by not more than 10 days to determine the number of annuity units for each Sub-Account to be credited to the Contract (except under Option 4; see "Option 4"). The number of Annuity Units so computed will remain fixed and is used to compute each annuity payment.

     TIME OF PAYMENT. The first annuity payment is made on the Annuity Date.

     AMOUNT OF PAYMENT. The amount of each annuity payment is the sum of payments of each Sub-Account determined by multiplying the number of Annuity Units credited to the Contract, as computed above, by the annuity unit value for a valuation period preceding the due date of the payment by not more than 10 days (except under Option 4, where the Contract Value is applied to provide annuity payments as specified under that option; see "Option 4").

                     PAYMENT ON OR AFTER DEATH OF ANNUITANT

     Upon receipt at the Variable Annuity Service Center of due proof that the death of the Annuitant has occurred before the Annuity Date and while the Contract was in force and before the Annuitant's seventy-fifth birthday, the Company will pay to a designated Beneficiary the greatest of: (i) the purchase payments made (less partial withdrawals and any surrender and partial withdrawal transaction charges taken); (ii) the Accumulation Value at the end of the valuation period during which due proof of death is received; and (iii) the step-up benefit plus purchase payments made, less partial withdrawals and any contingent deferred sales charge and partial withdrawal transaction charges taken since the last step-up anniversary. The step-up death benefit at issue is the initial purchase payment. At each step-up anniversary, the current Accumulation Value is compared to the prior determination of the step-up death benefit, increased by purchase payments made and reduced by partial withdrawals and any contingent deferred sales charge and partial withdrawal transaction charges taken since that anniversary. The greater of these becomes the new step-up death benefit. The step-up anniversaries are (i) with respect to the Alpha, the Contract date and every sixth Contract anniversary thereafter (i.e., sixth, twelfth, eighteenth, etc., Contract anniversaries), and (ii) with respect to the Alphaflex, the Contract date and every eighth Contract anniversary thereafter (i.e., eighth, sixteenth, twenty-fourth, etc., Contract anniversaries) (except in Texas, where the step-up anniversaries are the Contract date and every sixth year thereafter). The death benefit for attained age 75 will be the Accumulation Value.

     Before the Annuity Date, the Beneficiary may elect, if the Owner shall not have done so, either to receive such value in one sum or to apply it under any of the Settlement Options contained in the Contracts. If the value is applied under the Settlement Options, any reference in the description of the options to "Annuitant" will be construed to mean "Beneficiary." If the Beneficiary of a Contract is the Owner's spouse, then upon the Owner's death the Contract may be continued without any of the following restrictions on distribution.

     After the Annuity Date, no payments on death are made except as may be provided by the form of annuity in effect. In such cases the Owner may, prior to the Annuitant's death, elect that any variable annuity payments to which the Beneficiary may become entitled will be commuted and paid in one sum; or in absence of such election and unless the Owner is then living, a Beneficiary who becomes entitled to variable annuity payments may elect that the remainder of such payments be commuted and paid in one sum. Any such commutation will be equal to the value, in a single sum, of the remaining variable annuity payments, discounted from their respective due dates to the date of determination of the single sum commuted at the Company's current commute rate, assuming that the annuity unit value applicable to the payments on the date of termination will remain unchanged thereafter.

     With respect to the Contracts (other than Individual Retirement Annuities and those issued in connection with Individual Retirement Accounts and corporate pension plans), if the Owner dies on or after the Annuity Date and before the entire value of the Contract has been distributed, the remaining value must be distributed at least as rapidly as the method of distribution in effect.

                        THE DISTRIBUTION OF THE CONTRACTS

     Jefferson Pilot Variable Corporation (formerly Jefferson-Pilot Investor Services, Inc.) ("JPVC"), a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), is the distributor of the contracts.

     JPVC is organized under the laws of North Carolina and is a wholly-owned subsidiary of Jefferson-Pilot Corporation. Its principal business address is One Granite Place, Concord, New Hampshire 03301. JPVC will enter into one or more contracts with various broker-dealers for the distribution of the Contracts. Such other broker-dealers will be allowed a maximum commission of (i) with respect to the Alpha, 7% of purchase payments on such Contract, and (ii) with respect to the Alphaflex, 5% of purchase payments on such Contract.

                                  VOTING RIGHTS

     The Company, as the sponsor of the Separate Account, shall vote Fund shares held in the Separate Account at regular and special meetings of shareholders of the Funds, but, to the extent required by law, will follow voting instructions received from the person having the right to give such instruction. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the Funds' shares in its own right, it may elect to do so. The Company reserves the right, when permitted by law, to restrict or eliminate any of the voting rights of Owners or other persons who have voting rights as to the Separate Account.

     Except as specified below, the Owner has the right to instruct the voting of Fund shares prior to the Annuity Date. Under Contracts issued in connection with plans qualified under Section 403(b) or 408 of the Code or in connection with HR-10 Plans, the Annuitant has the right to instruct the voting of shares prior to the Annuity Date. Under Contracts issued in connection with plans qualified under either Section 401 or 403(a) of the Code, other than HR 10 Plans, the Owner has the right to instruct the voting of shares prior to the Annuity Date, except that the Annuitant is entitled to instruct with respect to votes attributable to his purchase payments (if any) and, to the extent authorized by the terms of the plan, with respect to any additional votes under the Contract.

     The number of shares attributable to a Contract prior to the Annuity Date is determined by dividing the value of the Accumulation Value for such Contract by the net asset value of one share of the respective Funds. The number of shares attributable to a Contract on and after the Annuity Date is determined by dividing the reserve (which generally will decrease) held by the Company in the Separate Account for such Contract by the net asset value of one share.

     The number of shares for which a person has the right to give instructions will be determined as of a date established by the Funds for determining shareholders eligible to vote at the meeting. All Fund proxy material, together with an appropriate form to be used to give voting instructions, will be mailed to each person having such voting instruction rights. Neither the Funds nor the Company is under a duty to inquire as to the instructions received or the authority of Owners or others to instruct the voting of shares. Shares for which no instructions are received, including shares owned by the Company, will be voted in the same proportion as the shares for which instructions are received from persons entitled to give such instructions by reason of all contracts participating in the Separate Account.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     THE FOLLOWING DISCUSSION IS A GENERAL DESCRIPTION OF FEDERAL TAX CONSIDERATIONS RELATING TO THE CONTRACT AND IS NOT INTENDED AS TAX ADVICE. THIS DISCUSSION IS NOT INTENDED TO ADDRESS THE TAX CONSEQUENCES RESULTING FROM ALL OF THE SITUATIONS IN WHICH A PERSON MAY BE ENTITLED TO OR MAY RECEIVE A DISTRIBUTION UNDER THE CONTRACT. ANY PERSON CONCERNED ABOUT THESE TAX IMPLICATIONS SHOULD CONSULT A COMPETENT TAX ADVISOR BEFORE INITIATING ANY TRANSACTION. THIS DISCUSSION IS BASED UPON THE COMPANY'S UNDERSTANDING OF THE PRESENT FEDERAL INCOME TAX LAWS AS THEY ARE CURRENTLY INTERPRETED BY THE INTERNAL REVENUE SERVICE. NO REPRESENTATION IS MADE AS TO THE LIKELIHOOD OF THE CONTINUATION OF THE PRESENT FEDERAL INCOME TAX LAWS OR OF THE CURRENT INTERPRETATION BY THE INTERNAL REVENUE SERVICE. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

     The Contract may be purchased and used in connection with retirement plans qualifying for favorable tax treatment ("Qualified Contract"), or the Contract may be purchased on a non-qualified basis ("Non-Qualified Contract"). Qualified Contracts are designed for use by individuals whose purchase payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401, 403(b), 408 (Traditional IRA), 408A (Roth IRA), or 457 of the Internal Revenue Code of 1986, as amended (the "Code"). Information regarding the tax treatment of a Traditional IRA or a Roth IRA is contained in a separate IRA Disclosure Statement available from the Company. The ultimate effect of Federal income taxes on the amounts held under a contract, on annuity payments, and on the economic benefit to you, the Annuitant, or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned and, in some cases, on the employer's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contract. The following discussion assumes that a Qualified Contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.

     If this Contract is purchased as a Non-Qualified Contract, it is intended that the Contract will be owned and administered to satisfy the requirements of
Section 72 of the Code. If this Contract is purchased as a Qualified Contract, it is intended that the Contract will be owned and administered to satisfy the requirements of the provisions of the Code that apply to that type of Qualified Contract. The following discussion is based on the assumption that the Contract satisfies whichever Federal income tax rules apply to the Contract.

     At the time the initial purchase payment is paid, a prospective purchaser must specify whether a Non-Qualified Contract or a Qualified Contract is being purchased. If the initial purchase payment is derived from an exchange or surrender of another annuity contract, the Company may require that the prospective purchaser provide information with regard to the Federal income tax status of the previous annuity contract. The Company will require that persons purchase separate Contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Contract would require the minimum initial purchase payment stated above. Additional purchase payments under a Contract must qualify for the same Federal income tax treatment as the initial purchase payments under the Contract; the Company will not accept an additional purchase payment under a Contract if the Federal income tax treatment of such purchase payment would be different from that of the initial purchase payment.

TAXATION OF ANNUITIES

     IN GENERAL. Section 72 of the Code governs taxation of annuities in general. The Company believes that if you are an individual (a "natural" person under the tax rules), you will not be taxed on increases in the value of a Contract until a distribution occurs (E.G., partial redemptions, full redemptions or annuity payments under the Settlement Option elected). Any change in ownership, assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single lump sum payment or an annuity) is taxable as ordinary income.

     If the owner of any Non-Qualified Contract is not an individual or other "natural" person (e.g., a corporation or a certain type of trust), the owner generally must include in income any increase in the excess of the contract's value over the "investment in the contract" (discussed below) during the taxable year. There are some exceptions to this rule, and a prospective Contract Owner that is not a natural person may wish to discuss these with a competent tax advisor.

     POSSIBLE CHANGES IN TAXATION. In past years, legislation has been proposed that would have adversely modified the Federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of nonqualified variable annuities by taxing the owner on the gain in any sub-account if the owner transferred funds between various investment options. Although as of the date of this prospectus Congress has not passed any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could apply to your Contract even though it was purchased prior to the change in the tax laws or rules.

     FULL AND PARTIAL REDEMPTIONS FROM QUALIFIED CONTRACTS. In the case of a Surrender or Partial Withdrawal under a QUALIFIED CONTRACT, under Section 72(e) of the Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance under the retirement plan. The "investment in the contract" generally equals the amount of any premium payments paid by or on behalf of any individual with after tax contributions. For a Contract issued in connection with qualified plans, the "investment in the contract" can be zero. As explained in the separate Disclosure Statement for Roth IRAs, special tax rules apply to distributions from Roth IRAs and Roth Conversion IRAs.

     FULL AND PARTIAL REDEMPTIONS FROM NON-QUALIFIED CONTRACTS. With respect to NON-QUALIFIED CONTRACTS, partial redemptions (including systematic withdrawals) are generally treated as taxable income to the extent that the Contract Value immediately before the partial redemption exceeds the "investment in the contract" at that time. The Contract Value immediately before a partial redemption is before any surrender charge. Full redemptions are treated as taxable income to the extent that the amount received exceeds the "investment in the contract".

     ANNUITY PAYMENTS. If you elect to receive payments over a period of years, over your life expectancy, or over the life expectancies of yourself and another individual, part of each payment you receive will be a return of your "investment in the contract" and part of each payment will be taxable income. In general, the amount of each payment that is a return of your "investment in the contract" is calculated by dividing your total "investment in the contract" by the total number of expected payments. For example, if your "investment in the contract" is $6,000, and you elect to receive 60 monthly annuity payments, $100 of each payment will be a return of your "investment in the contract" and will not be subject to Federal income taxes ($6,000 / 60 = $100). If payments are being made over your life expectancy, or the joint life expectancy of you and your spouse, there are IRS tables which are used to determine how many annuity payments are expected to be made. After you have received the expected number of payments, you will have received, tax-free your entire "investment in the contract". Any additional payments will be fully taxable. If you die before you have received your entire "investment in the contract" and there are no additional payments after you die, there is a special tax rule that allows you a deduction for the recovered "investment in the contract" on your last income tax return. If some payments continue to your beneficiary after your death, your beneficiary can Recover any remaining "investment in the contract" over the additional payments being made.

     PENALTY TAX. For Non-Qualified Contracts and for most Qualified Contracts (there are special rules for the Roth IRA's) there may be a 10% Federal penalty tax on any premature distributions. The 10% penalty applies only to the portion of the distribution that is treated as taxable income. In general, however, there is no penalty tax on distributions from a Non-Qualified Contract: (1) made on or after the date on which you attain age 59 1/2; (2) made as a result of your death or disability; (3) received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the lives or life expectancies of you and a "designated beneficiary"; (4) resulting from the direct rollover of the Contract into another qualified contract or individual retirement annuity; (5) allocable to investment in the Contract before August 14, 1982; (6) under a qualified funding asset (as defined in Code Section 130(d)); (7) under an immediate annuity (as defined in Code Section 72(u)(4)); or (8) which are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service. For distributions from Qualified Contracts, in addition to all of the above exceptions to the 10% penalty tax, the following additional exceptions to the penalty may apply: (1) made to an employee after separation from service after age 55 from a retirement plan other than an IRA; (2) made to pay certain uninsured medical expenses; (3) made to certain unemployed individuals to pay health insurance premiums; (4) made to pay for certain higher education expenses; and (5) made to a first-time home buyer ($10,000 lifetime limit).

     DEATH BENEFIT PROCEEDS. The Code requires that both Qualified and Non-Qualified Contracts make certain distributions if the owner of the Contract dies. If the owner dies before periodic annuity payments have started, the entire value of the annuity must either (i) be paid out, in full, within five years of the death of the owner, or (ii) annuity payments must start within one year of the death of the owner. If the surviving spouse becomes the owner of the Contract, the spouse has the option of continuing the Contract as if he or she had been the original purchaser. If the owner dies after periodic annuity payments have started, payments must continue to be made under a method that will distribute the balance in the Contract at least as rapidly as the method being used prior to death. A non-spousal beneficiary may not elect, or continue to use, a settlement option unless that settlement option will result in distributions that comply with the Code.

     Amounts may be distributed because of the death of a Contract Owner. Generally, such amounts are includable in the income of the recipient as follows:

     (1) if distributed in a lump sum, such amounts are taxed in the same manner as a full redemption as described above, or

     (2) if distributed under a Settlement Option, such amounts are taxed in the same manner as annuity payments described above.

     For these purposes, the investment in the Contract is not affected by the owner's death. That is, the investment in the Contract remains the amount of any purchase payments paid which were not excluded from gross income.

          GIFTS, TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF THE CONTRACT. A transfer of ownership of a Contract, the designation of an Annuitant or Beneficiary other than yourself, or the exchange of a Contract may result in certain tax consequences to you, including the immediate taxation of the entire gain in the Contract. If you are thinking about any gift, transfer, assignment, or exchange of a Contract, you should contact a competent tax adviser to discuss the potential tax effects of such transaction.

     GENERATION-SKIPPING TRANSFERS. The Company may be required to determine whether the death benefit or any other payment constitutes a "direct skip" that may be subject to the Generation-Skipping Transfer Tax, as defined in Section 2612 of the Code. A direct skip occurs, for example, if you make a gift to your grandchild instead of your living child. If the Generation-Skipping Transfer Tax applies to a distribution, the Company is required to calculate and withhold from any payment the amount of such tax and pay it to the IRS.

     MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by the Company (or its affiliates) to you during any calendar year are treated as one annuity contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and separate deferred annuity contract as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws. A prospective purchaser of more than one annuity contract in a calendar year should consult with a competent tax advisor before making such a purchase.

     WITHHOLDING. Pension and annuity distributions generally are subject to withholding for the recipient's Federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. If you have provided the Company with your taxpayer identification number (i.e., your Social Security number), you may elect not to have tax withheld from distributions (withholding is mandatory for certain distributions from certain types of Qualified Contracts).

     OTHER TAX CONSEQUENCES. As noted above, the foregoing discussion of the Federal income tax consequences under the Contract is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect the Company's understanding of current law, and the law may change. Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the Contract depend on your individual circumstances or those of the recipient of the distribution. A competent tax advisor should be consulted for further information.

QUALIFIED PLANS

     The Contract is designed for use with several types of qualified plans. The tax rules applicable to Contract Owners in qualified plans, including restrictions on contributions and benefits, taxation of distributions, and any tax penalties, vary according to the type of plan and the terms and conditions of the plan itself. Various tax penalties may apply to contributions in excess of specified limits, distributions that do not satisfy specified requirements, and certain other transactions with respect to qualified plans. Therefore, no attempt is made to provide more than general information about the use of the Contract with the various types of qualified plans. Contract Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are brief descriptions of the various types of qualified plans in connection with which the Company will issue the Contract. Contracts for all types of qualified plans may not be available in all states. When issued in connection with a qualified plan, the Contract will be amended as necessary to conform to the requirements of the Code.

     QUALIFIED PENSION AND PROFIT SHARING PLANS. Sections 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "HR 10," permits self-employed individuals to establish qualified plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the proposed plan documents and the Contract to their specific needs.

     INDIVIDUAL RETIREMENT ANNUITIES AND INDIVIDUAL RETIREMENT ACCOUNTS. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or Individual Retirement Account (each hereinafter referred to as a "Traditional IRA"). Traditional IRA's are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into a Traditional IRA. The sale of a Contract for use with a Traditional IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of a Contract for use with Traditional IRA's will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the Traditional IRA or their purchase. Purchasers should seek competent advice as to the suitability of the Contract for use with Traditional IRA's. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with Traditional IRA qualification requirements.

     Section 408A of the Code permits eligible individuals to contribute to a Roth IRA. Purchasers should seek competent advice as to the suitability of the Contract for use with the Roth IRA. Purchasers of a Contract for use with Roth IRA's will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the Roth IRA or their purchase. Purchasers should seek competent advice as to the suitability of the Contract for use with Roth IRA's. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with Roth IRA qualification requirements.

     TAX-SHELTERED ANNUITIES. Section 403(b) of the Code permits public school employees and employees of certain types of religious, charitable, educational, and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of premiums from gross income for tax purposes. However, these payments may be subject to FICA (Social Security) taxes. These annuity contracts are commonly referred to as "Tax-Sheltered Annuities." Subject to certain exceptions, withdrawals under Tax-Sheltered Annuities which are attributable to contributions made pursuant to salary reduction agreements are prohibited unless made after you attain age 59 1/2, upon your separation from service, upon your death or disability, or for an amount not greater than the total of such contributions in the case of hardship.

     SECTION 457 DEFERRED COMPENSATION ("SECTION 457") PLANS. Under Section 457 of the Code, employees of (and independent contractors who perform services for) certain state and local governmental units or certain tax-exempt employers may participate in a Section 457 plan of their employer allowing them to defer part of their salary or other compensation. The amount deferred and any income on such amount will not be taxable until paid or otherwise made available to the employee. The maximum amount that can be deferred under a Section 457 plan in any tax year is ordinarily one-third of the employee's includable compensation, up to $7,500. Includable compensation means earnings for services rendered to the employer which is includable in the employee's gross income, but excluding any contributions under the Section 457 plan or a Tax-Sheltered Annuity. During the last three years before an individual attains normal retirement age, additional "catch-up" deferrals are permitted.

     The deferred amounts will be used by the employer to purchase the Contract. The Contract will be issued to the employer, and all Contract Values will be subject to the claims of the employer's creditors. The employee has no rights or vested interest in the Contract and is only entitled to payment in accordance with the Section 457 plan provisions. The plans may permit participants to specify the form of investment for their deferred compensation account. Depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. Present Federal income tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan, except for transfers to other Section 457 plans in certain limited cases.

                                LEGAL PROCEEDINGS

     The Company is not involved in any litigation that is of material importance in relation to its general account assets. In addition, there are no legal proceedings to which the Separate Account is a party.

                             SPECIAL CONSIDERATIONS

     The Company reserves the right to amend the Contract to meet the requirements of any applicable Federal or state laws or regulations. The Company will notify the Owner in writing of any such amendments.

     RESTRICTIONS UPON TRANSFER OF OWNERSHIP AND ASSIGNMENT. An Owner's rights under a Contract may be assigned as provided by applicable law. An assignment will not be binding upon the Company until it receives a written copy of the assignment. The Owner is solely responsible for the validity or effect of any assignment. The Owner, therefore, should consult a qualified tax adviser regarding the tax consequences, as an assignment may be a taxable event.

     Ownership of a Contract issued to qualify under Section 403(b) or 408 of the Code or the Self-Employed Individuals' Tax Retirement Act of 1962 ("HR-10 Plan") may not be transferred, assigned or pledged except, with respect to a Contract qualifying under 403(b) or an HR-10 Plan, the Contract may be assigned to the Company.

                              AVAILABLE INFORMATION

     The Company has filed a registration statement (the "Registration Statement") with the Commission under the Securities Act of 1933 relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, and reference is hereby made to such Registration Statement for further information relating to the Company and the Contracts. The Registration Statement may be inspected and copied, and copies can be obtained at prescribed rates from the Commission.

                                TABLE OF CONTENTS

                       STATEMENT OF ADDITIONAL INFORMATION

                                                                            PAGE

PRINCIPAL UNDERWRITER                                                        B-2
DETERMINATION OF ANNUITY PAYMENTS                                            B-2
   Amount of Annuity Payments                                                B-2
   Annuity Unit Value                                                        B 2
   Illustrations of Variable Annuity Payments                                B-2
STANDARDIZED COMPUTATION OF PERFORMANCE                                      B-3
   Performance Comparisons                                                   B-3
   Yields                                                                    B-4
   Total Returns                                                             B-4
TAX COMPARISON                                                               B-7
VALUATION OF ASSETS OF THE ACCOUNT                                           B-7
TRANSFERABILITY RESTRICTIONS                                                 B-7
CONTINGENT DEFERRED SALES CHARGE                                             B-7
FEDERAL TAX MATERS                                                           B-7
   Taxation of the Company                                                   B-8
   Tax Status of the Contracts                                               B-8

LEGAL MATTERS                                                                B-9
OTHER INFORMATION                                                            B-9
EXPERTS                                                                      B-9
FINANCIAL STATEMENTS                                                        B-10

                       STATEMENT OF ADDITIONAL INFORMATION
                               ALPHA AND ALPHAFLEX
                      INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                   (for Tax-Qualified and Non-Qualified Plans)

                       JEFFERSON-PILOT SEPARATE ACCOUNT A
                 (the "Separate Account"), a separate account of
                     Jefferson-Pilot Life Insurance Company

This Statement of Additional Information is not a prospectus but supplements and should be read in conjunction with the prospectus for the Contracts. A copy of the prospectus may be obtained from the Variable Annuity Service Center, P.O. Box 515, Concord, New Hampshire 03302-0515, telephone number 1-800-289-1776.

The Date of the Prospectus to which this Statement of Additional Information Relates is May 1, 1998.

The Date of this Statement of Additional Information is May 1,1998.

TABLE OF CONTENTS                                                           PAGE

Principal Underwriter                                                        B-2
Determination of Annuity Payments                                            B-2
Standardized Computation of Performance                                      B-3
Tax Comparison                                                               B-7
Valuation of Assets of the Account                                           B-7
Transferability Restrictions                                                 B-7
Contingent Deferred Sales Charge                                             B-7
Federal Tax Matters                                                          B-7
Legal Matters                                                                B-9
Other Information                                                            B-9
Experts                                                                      B-9
Financial Statements                                                        B-10

PRINCIPAL UNDERWRITER

Jefferson Pilot Variable Corporation ("JPVC") (formerly Jefferson-Pilot Investor Services, Inc.) may be considered the underwriter of the Contracts for purposes of the federal securities laws. JPVC received a concession allowance of $2,594,823 in 1996, of which it retained $203,024, and a concession allowance of $2,712,381 in 1997 of which it retained $528,208.

DETERMINATION OF ANNUITY PAYMENTS

The following discussion of the method for determining the amount of monthly annuity payments under a variable payment plan is intended to be read in conjunction with these sections of the prospectus for the Contracts: "Deductions under the Contracts,"; "Sub-Accounts of the Separate Account and Available Funds,"; "The Accumulation Period,"; and "The Annuity Period". This discussion assumes there is no contingent deferred sales charge or premium tax payable.

AMOUNT OF ANNUITY PAYMENTS. The amount of the first annuity payment under a Contract will be determined on the basis of the particular payment plan selected, the annuity purchase rate and, where permitted for plans involving life contingencies, the Annuitant's adjusted age and sex. The amount of the first payment is the sum of the payments from each Sub-Account determined by applying the appropriate annuity purchase rate to the product of the number of Accumulation Units in the Sub-account on the annuity date and the accumulation unit value for the Sub-Account for a valuation period preceding the annuity date by not more than 10 days. Annuity rates currently in use are based on the 1983 'a' table with age adjustment.

Variable annuity payments after the first will vary from month to month and will depend upon the number and value of Annuity Units credited to the Annuitant. A Contract will not share in the divisible surplus of the Company.

The number of Annuity Units in each Sub-Account is determined by dividing the amount of the first annuity payment from the Sub-Account by the value of an Annuity Unit at the last valuation period preceding the annuity date by not more than 10 days. The number of Annuity Units thus credited to the Annuitant in each Sub-Account remains constant throughout the annuity period. However, the value of Annuity Units in each division will fluctuate with the investment experience of the Sub-Account.

The amount of each variable annuity payment after the first is the sum of payments from each Sub-Account determined by multiplying this fixed number of Annuity Units each payment date by the value of an Annuity Unit for a valuation period preceding the due date of the payment by not more than ten days.

ANNUITY UNIT VALUE. The value of an Annuity Unit for each Sub-Account was established at $10 as of the date sales of the Contracts commenced for that Sub-Account. The value of an Annuity Unit on any later date varies to reflect the investment experience of the Sub-Account, the assumed investment rate on which the annuity rate tables are based, and the deduction for mortality and expense risks assumed by the Company and the administrative expense fee.

The annuity unit value for each Sub-Account on any valuation date is determined by multiplying the annuity unit value on the immediately preceding valuation date by two factors: (a) the net investment factor for the current period for the Sub-Account; and (b) an adjustment factor to neutralize the assumed investment rate used in calculating the annuity rate tables.

ILLUSTRATIONS OF VARIABLE ANNUITY PAYMENTS. To illustrate the manner in which variable annuity payments are determined consider this example. Item (4) in the example shows the applicable monthly payment rate for a male, adjusted age 63, who has elected a life annuity payment plan with a certain period of 120 months with an assumed investment rate of 3 1/2%. (Option 2b, as described in the prospectus).

(1)   Assumed number of Accumulation Units in a
         Sub-Account on maturity date                 25,000
(2)   Assumed Value on an Accumulation Unit in a
         Sub-Account at maturity                    $  10.00
(3)   Cash value of Contract at maturity,
         (1)  x  (2)                                $250,000
(4)   Assumed applicable monthly payment rate
         per $1,000 from annuity-rate table         $   5.80
(5)   Amount of first payment from a Sub-Account,
         (3)  x  (4) divided by $1,000              $  1,450
(6)   Assumed value of Annuity Unit in a
         Sub-Account at maturity                    $  10.00
(7)   Number of Annuity Units credited in a
         Sub-Account, (5) divided by (6)                 145

The $10.00 value at maturity provides a first payment from the Sub-Account of $1450, and payments thereafter of the varying dollar value of 145 Annuity Units. The amount of subsequent payments from the Sub-Account is determined by multiplying 145 units by the value of an Annuity Unit in the Sub-Account on the applicable valuation date. For example, if that unit value is $11.00, the monthly payment from the Sub-Account will be 145 multiplied by $11.00, or $1595.00.

However, the value of the Annuity Unit depends entirely on the investment experience of the Sub-Account. Thus in the example above, if the net investment rate for the following month was less than the assumed investment rate of 3 1/2%, the Annuity Unit would decline in value. If the annuity unit value declined to $9.00, the succeeding monthly payment would then be 145 x $9.00, or $1305.

For the sake of simplicity, the foregoing example assumes that all of the Annuity Units are in one Sub-Account. If there are Annuity Units in two or more Sub-Accounts, the annuity payment from each Sub-Account is calculated separately, in the manner illustrated, and the total monthly payment is the sum of the payments from the Sub-Accounts.

STANDARDIZED COMPUTATION OF PERFORMANCE

PERFORMANCE COMPARISONS. Performance information for a Sub-Account may be compared, in reports and advertising, to: (i) Standard & Poor's Stock Index (S&P
500), Dow Jones Industrial Average (DJIA), Donahue Money Market Institutional Averages, or other unmanaged indices generally regarded as representative of the securities markets; (ii) other variable annuity separate accounts or other investment products traced by Lipper Analytical Services, Inc. or the Variable Annuity Research and Data Service, which are widely used independent research firms that rank mutual funds and other investment companies by overall performance, investment objectives, and assets; and (iii) the Consumer Price Index (measure of inflation) to assess the real rate of return from an investment in a certificate. Unmanaged indices may assume the reinvestment of dividends, but generally do not reflect deductions for annuity charges, investment management costs, brokerage costs, and other transaction costs that are normally paid when directly investing in securities.

Total returns, yields, and other performance information may be quoted numerically or in a table, graph, or similar illustration. Reports and advertising also may contain other information, including the ranking of any Sub-Account derived from rankings of variable annuity separate accounts or other investment products traced by Lipper Analytical Services, Inc. or by rating services, companies, publications, or other persons which rank separate accounts or other investment products on overall performance or other criteria.

YIELDS. Some Sub-Accounts may advertise yields. Yields quoted in advertising reflect the change in value of a hypothetical investment in the Sub-Account over a stated period of time, not taking into account capital gains or losses or the imposition of any contingent deferred sales charge. Yields are annualized and stated as a percentage.

Current yield is calculated for the VIP Money Market Portfolio Sub-Account.

Current Yield is based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a hypothetical charge reflecting deductions from values during the period (the base period), and stated as a percentage of the investment at the start of the base period (the base period return). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Effective yield for Sub-Accounts assumes that all dividends received during an annual period have been reinvested. This compounding effect causes effective yield to be higher than current yield. Calculation of effective yield begins with the same base period return used in the calculation of current yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

     Effective Yield = [(Base Period Return) + 1)365/7] - 1

Yield for Sub-Accounts is based on all investment income (including dividends and interest) per Accumulation Unit earned during a particular 30-day period, less expenses accrued during the period (net investment income). Yield is computed by dividing net investment income by the value of an Accumulation Unit on the last day of the period, according to the following formula:

     Yield = 2[(a-b/cd + 1)6 - 1]

where

a = net investment income earned during the period by the corresponding Fund portfolio,
b = expenses accrued for the period (net of reimbursements), c = the average daily number of Accumulation Units outstanding during the period,and
d = the value (maximum offering price) per Accumulation Unit on the last day of the period.

TOTAL RETURNS. Standardized total returns reflect all aspects of a Sub-Account's return, including the automatic reinvestment by the Sub-Account of all distributions and the deduction of all applicable charges to the Sub-Account on an annual basis, including mortality and expense risk charges, the annual contract charge, the administrative expense fee, and any other charges against certificate values. Quotations also will assume a termination (surrender) at the end of the particular period and reflect the deduction of the contingent deferred sales charge, if applicable. Additional quotations may be given that do not assume a termination (surrender) and do not take into account deduction of the contingent deferred sales charge since the Contracts are intended as long-term products. These quotations are referred to as Non-Standardized total returns. Non-standardized total returns also do not include the annual contract fee of $35.00.

Average annual total returns are calculated by determining the growth or decline in value of a hypothetical historical investment in the Sub-Account over certain periods, including 1,5, and 10 years (up to the life of the Sub-Account), and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. Investors should realize that the Sub-Account's experience is not constant over time, but changes from year to year, and that the average annual returns represent averaged figures as opposed to the year-to-year performance of a Sub-

Account. Average annual returns are calculated pursuant to the following formula: P(l+T)n = ERV, where P is a hypothetical initial payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the withdrawal value at the end of the period.

Cumulative total returns are unaveraged and reflect the simple change in value of a hypothetical investment in the Sub-Account over a stated period of time.

The following table shows the Standardized Average Annual Total Return for the Alpha Variable Annuity sub-accounts for the period ended December 31, 1997.

                                     SINCE INCEPTION

SUB-ACCOUNTS                   ONE YEAR   (12/1/94)   CUMULATIVE
------------                   --------   ---------   ----------
Oppenheimer Growth*             14.14%      19.62%      73.80%
Oppenheimer Bond*               -2.02%       4.13%      13.31%
VIP Money Market                -5.51%      -0.92%      -2.81%
VIP High Income                  5.78%      10.66%      36.69%
VIP Equity-Income               15.46%      18.71%      69.72%
VIP Growth                      11.17%      18.73%      69.85%
VIP Overseas                     0.11%       4.54%      14.68%
VIP II Asset Manager             8.55%       9.58%      32.60%


                                     SINCE INCEPTION

SUB-ACCOUNTS                   ONE YEAR   (5/1/96)   CUMULATIVE
------------                   --------   --------   ----------
VIP II Index 500                19.71%      20.14%     35.82%
VIP II Contrafund               11.78%      13.89%     24.23%
JPVF Capital Growth**           12.00%       9.32%     16.03%
JPVF Emerging Growth**          10.03%       2.65%      4.46%
MFS Research Series              8.18%      10.69%     18.47%
MFS Utilities Series            18.79%      21.00%     37.45%
Alger American SmallCap         -0.04%      -5.66%     -9.26%
Alger American Midcap Growth     3.31%       0.38%      0.63%

The Following table shows the Standardized Average Annual Total Return for the AlphaFLEX Variable Annuity subaccounts for the period ended December 31, 1997.

                                     SINCE INCEPTION

SUB-ACCOUNTS                   ONE YEAR   (12/1/94)   CUMULATIVE
------------                   --------   ---------   ----------
Oppenheimer Growth*             11.71%      19.25%      72.12%
Oppenheimer Bond*               -4.10%       3.81%      12.21%
VIP Money Market                -7.52%      -1.23%      -3.75%
VIP High Income                  3.53%      10.32%      35.37%
VIP Equity-Income               13.00%      18.33%      68.08%
VIP Growth                       8.80%      18.36%      68.21%
VIP Overseass                   -2.02%       4.21%      13.57%
VIP II Asset Manager             6.24%       9.23%      31.32%

                                        SINCE INCEPTION

SUB-ACCOUNTS                   ONE YEAR   (5/1/96)   CUMULATIVE
------------                   --------   --------   ----------
VIP II Index 500                17.17%     19.12%      33.90%
VIP II Contrafund                9.40%     12.92%      22.47%
JPVF Capital Growth**            9.61%      8.39%      14.39%
JPFV Emerging Growth**           7.69%      1.77%       2.98%
MFS Research Series              5.88%      9.75%      16.79%
MFS Utilities Series            16.26%     19.97%      35.50%
Alger American SmallCap         -2.16%     -6.46%     -10.54%
Alger American Midcap Growth     1.11%     -0.48%      -0.80%


The following table shows the Non-Standardized Average Annual Total Return for the Alpha/AlphaFLEX Variable Annuity subaccounts for the period ending December 31, 1997.

                                        SINCE INCEPTION

SUB-ACCOUNTS                   ONE YEAR   (12/1/94)   CUMULATIVE
------------                   --------   ---------   ----------
Oppenheimer Growth*             24.92%      24.37%      95.97%
Oppenheimer Bond*                7.74%       8.99%      30.42%
VIP Money Market                 4.02%       4.12%      13.27%
VIP High Income                 16.03%      15.54%      56.15%
VIP Equity-Income               26.33%      23.48%      91.66%
VIP Growth                      21.77%      23.36%      91.11%
VIP Overseas                    10.00%       9.55%      32.50%
VIP II Asset Manager            18.97%      14.54%      52.02%

                                        SINCE INCEPTION

SUB-ACCOUNTS                   ONE YEAR   (5/1/96)   CUMULATIVE
------------                   --------   --------   ----------
VIP II Index 500                30.85%     26.87%      48.74%
VIP II Contrafund               22.42%     20.47%      36.44%
JPVF Capital Growth**           22.64%     15.81%      27.74%
JPFV Emerging Growth**          20.56%      9.01%      15.49%
MFS Research Series             18.59%     17.08%      30.10%
MFS Utilities Series            29.87%     27.85%      50.68%
Alger American SmallCap          9.84%      0.57%       0.95%
Alger American Midcap Growth     3.41%      6.59%      11.24%

* On December 19, 1996, shares of the Oppenheimer Growth Fund were substituted for shares of the Jefferson-Pilot Capital Appreciation Fund, Inc. and shares of the Oppenheimer Bond Fund were substituted for shares of the Jefferson-Pilot Investment Grade Bond Fund, Inc.

** On December 5, 1997, shares of the JPVF Capital Growth Portfolio were substituted for shares of the Growth Fund of the Alexander Hamilton Variable Insurance Trust ("AHVIT") and shares of the JPVF Emerging Growth Portfolio were substituted for shares of the AHVIT Emerging Growth Fund. The above numbers reflect the performance of the AHVIT Growth Fund and the AHVIT Emerging Growth Fund for the period prior to the date of the substitution and reflect the performance of the JPVF Capital Growth Portfolio and the JPVF

Emerging Growth Portfolio for the period after the date of the substitution.

TAX COMPARISON

Reports and advertising also may show the effect of tax deferred compounding on a Sub-Account's investment returns, or returns in general, illustrated by graphs, charts, or otherwise, which may include a comparison, at various points in time, of the return from an investment in a Contract (giving effect to all fees and charges), or returns in general, on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis, and which will disclose the tax characteristics of the investments shown, including the impact of withdrawals and surrenders.

VALUATION OF ASSETS OF THE ACCOUNT

The value of Fund shares held in each Sub-Account at the time of each valuation is the redemption value of such shares at such time.

TRANSFERABILITY RESTRICTIONS

Ownership of a Contract purchased as a tax-deferred annuity pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended (the "Code"), cannot be changed and the Contract cannot be sold, assigned or pledged as collateral for a loan, or for any other purpose, to any person other than the Company. Similar restrictions are applicable to Contracts purchased in exchange transactions by persons who have received fixed dollar policies as distributions of termination benefits from tax-qualified corporate or HR-10 plans or trusts. Ownership of a Contract purchased as an individual retirement annuity pursuant to Section 408(b) of the Code cannot be transferred except in limited circumstances involving divorce.

CONTINGENT DEFERRED SALES CHARGE

The charge is made as a percentage of the amount withdrawn. For example, if an Owner subject to a 6% contingent deferred sales charge wishes to net $100 on the partial redemption of a Contract, he must make a total withdrawal of $106.38, of which $6.38 will be deducted as a contingent deferred sales charge. An Owner need only indicate the net amount he wishes to net on a partial redemption, and the Company will determine the total or gross amount necessary to withdraw to net the desired amount.

To the extent that the contingent deferred sales charge is insufficient to cover all the distribution costs and related expenses, some portion of the proceeds from the mortality and expense risk charge may be utilized by the Company to meet such excess distribution expenses. The Company has represented in documents filed with the Securities and Exchange Commission that the mortality and expense risk charge is consistent with the risks assumed by the Company and is within the range of industry practice, based on its review of its requirements and industry practice. Moreover, the Company represented that use of any proceeds from such charge to defray distribution expenses has a reasonable likelihood of benefiting the Separate Account and Owners.

FEDERAL TAX MATTERS

The Contracts are designed for use by individuals as either a non-qualified annuity contract or as an annuity contract purchased for a qualified annuity contract or as an annuity contract purchased for a qualified retirement plan under Section 401, 403(b), 408, 408A or 457 of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of Federal Income taxes on the Contract Value will depend on numerous factors that are explained in the Prospectus (See "Certain Federal Income Tax Consequences").

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. Any person concerned about these tax implications should consult a competent tax advisor. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these present federal income tax laws or of the current interpretations by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

TAXATION OF THE COMPANY. The Company is taxed as a life insurance company under
Part I of Subchapter L of the Code. The following discussion assumes that the Company is taxed as a life insurance company under Part I of Subchapter L. Since the Separate Account is not an entity separate from the Company, and its operations are a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contract. Under existing federal income tax law, the Company believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract.

Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account, and therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all contracts) in order to set aside provisions to pay such taxes.

TAX STATUS OF THE CONTRACTS. Section 817(h) of the Code requires that with respect to Non-Qualified Contracts, the investments of the Trust be "adequately diversified" in accordance with Treasury regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how a Fund's assets may be invested.

In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains for the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., you), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets."

The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and policy values. These differences could result in you being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent you from being considered the owner of a pro rata share of the assets of the Separate Account or to otherwise qualify the Contract for favorable tax treatment.

Both non-qualified and qualified annuity contracts are required to comply with certain minimum distribution requirements in order to be treated as annuity contracts under the Code. Owners of non-qualified annuity contracts are generally not required to commence distributions under the annuity contract prior to the maturity date of the contract. However, if the Owner of a non-qualified annuity dies before the contract matures, the beneficiary is required to either (i) annuitize the contract within one year of the Owner's death, or (ii) totally withdraw all funds from the annuity within five years of the Owner's death. Owners of qualified annuity contracts (other than Roth IRAs) are, however, generally required to commence distributions from the annuity contract when they attain age 70 1/2, and to receive distributions over the Owner's life expectancy (or over the joint life expectancy of the Owner and the Owner's spouse). There are special rules that allow a surviving spouse to take over the annuity contract at the Owner's death and treat the contract as if it had originally been purchased by the surviving spouse. If the Owner dies once distributions have begun (for both qualified and non-qualified annuities), the beneficiary must continue to receive distributions at least as rapidly as the Owner was receiving them. Further details regarding the minimum distribution rules are contained in the Prospectus.

LEGAL MATTERS
Legal advice relating to certain matters under the federal securities laws applicable to the issue and sale of the Contract has been provided to the Company by Jorden Burt Boros Cicchetti Berenson & Johnson of Washington, D.C.

OTHER INFORMATION
A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the Prospectus for the Contracts or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

EXPERTS
The statement of assets and liabilities of Jefferson-Pilot Separate Account A of Jefferson-Pilot Life Insurance Company at December 31, 1997, and the related statement of operations for the year then ended, and the statement of changes in net assets for each of the two years in the period then ended, appearing in this Statement of Additional Information and this Registration Statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The financial statements of Jefferson-Pilot Life Insurance Company at December 31, 1997 and 1996, and for each of the years then ended, appearing in this Statement of Additional Information and this Registration Statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The financial statements of Jefferson-Pilot Life Insurance Company for the year ended December 31, 1995, appearing in this Statement of Additional Information and this Registration Statement have been audited by McGladrey & Pullen, LLP, independent certified public accountants, as set forth in their report appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statement of the Company included in this Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                       JEFFERSON-PILOT SEPARATE ACCOUNT A

JEFFERSON-PILOT SEPARATE ACCOUNT A

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

                                                     CONTRACT                    CONTRACT
                                                     PURCHASES                  REDEMPTIONS
                                                     DUE FROM                     DUE TO
                                                    JEFFERSON-                  JEFFERSON-
                                                    PILOT LIFE                  PILOT LIFE
                                                     INSURANCE                   INSURANCE
SUBACCOUNT                            INVESTMENTS     COMPANY    TOTAL ASSETS     COMPANY      NET ASSETS
---------------------------------------------------------------------------------------------------------
Alger American MidCap Growth          $ 1,580,421       $--       $ 1,580,421      $1,287     $ 1,579,134
Alger American Small Capitalization       941,980        --           941,980          --         941,980
Fidelity VIP Asset Manager              2,307,094        --         2,307,094         799       2,306,295
Fidelity VIP Contrafund                 2,214,874        --         2,214,874          --       2,214,874
Fidelity VIP Equity-Income              7,876,423        --         7,876,423          --       7,876,423
Fidelity VIP Growth                     6,025,838        --         6,025,838          --       6,025,838
Fidelity VIP High Income                  592,805        --           592,805          --         592,805
Fidelity VIP Money Market               2,901,194        --         2,901,194          --       2,901,194
Fidelity VIP Overseas                   1,268,802        --         1,268,802          --       1,268,802
JPVF Capital Growth                       952,195        --           952,195         879         951,316
JPVF S&P 500 Index                      2,596,618        50         2,596,668          --       2,596,668
JPVF Strategic Growth                     825,278        --           825,278          --         825,278
MFS VIT Research                          898,645        --           898,645          --         898,645
MFS VIT Utilities                       1,684,319        --         1,684,319       1,862       1,682,457
Oppenheimer Capital Appreciation       32,530,367        --        32,530,367       2,366      32,528,001
Oppenheimer Core Bond                   5,250,103        --         5,250,103          --       5,250,103

See accompanying notes.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

                                       DIVIDENDS   MORTALITY AND
                                         FROM         EXPENSE           NET
                                      INVESTMENT     GUARANTEE      INVESTMENT
SUBACCOUNT                              INCOME        CHARGES      INCOME (LOSS)
--------------------------------------------------------------------------------
Alger American MidCap Growth           $     --      $ (26,271)      $ (26,271)
Alger American Small Capitalization          --        (12,581)        (12,581)
Fidelity VIP Asset Manager               78,172        (35,375)         42,797
Fidelity VIP Contrafund                  29,674        (33,125)         (3,451)
Fidelity VIP Equity-Income              265,088       (111,658)        153,430
Fidelity VIP Growth                      29,735        (97,701)        (67,966)
Fidelity VIP High Income                 44,755         (9,690)         35,065
Fidelity VIP Money Market               132,780        (32,093)        100,687
Fidelity VIP Overseas                    11,449        (17,592)         (6,143)
JPVF Capital Growth                          51        (15,666)        (15,615)
JPVF S&P 500 Index                       50,907        (43,087)          7,820
JPVF Strategic Growth                     2,429        (14,122)        (11,693)
MFS VIT Research                          4,952        (13,172)         (8,220)
MFS VIT Utilities                        33,585        (22,078)         11,507
Oppenheimer Capital Appreciation        139,377       (365,514)       (226,137)
Oppenheimer Core Bond                   325,293        (59,704)        265,589

See accompanying notes.

                                                         DIVIDENDS                       NET CHANGE
                                                           FROM            TOTAL        IN UNREALIZED     NET INCREASE
                                       NET REALIZED    NET REALIZED    NET REALIZED    APPRECIATION OR    IN NET ASSETS
                                        GAIN (LOSS)       GAIN ON       GAIN (LOSS)     DEPRECIATION        RESULTING
SUBACCOUNT                            ON INVESTMENTS    INVESTMENTS   ON INVESTMENTS   ON INVESTMENTS    FROM OPERATIONS
------------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth            $    4,685       $272,017       $  276,702        $(100,295)        $  150,136
Alger American Small Capitalization        (10,809)            --          (10,809)         165,207            141,817
Fidelity VIP Asset Manager                 (29,676)            --          (29,676)         126,511            139,632
Fidelity VIP Contrafund                    219,422        180,470          399,892         (173,669)           222,772
Fidelity VIP Equity-Income                 311,288        950,090        1,261,378          (75,633)         1,339,175
Fidelity VIP Growth                        (36,028)            --          (36,028)         442,839            338,845
Fidelity VIP High Income                   (81,276)            --          (81,276)         108,019             61,808
Fidelity VIP Money Market                       --             --               --               --            100,687
Fidelity VIP Overseas                       41,608          7,960           49,568          142,057            185,482
JPVF Capital Growth                        (85,130)            --          (85,130)         126,710             25,965
JPVF S&P 500 Index                          15,340             --           15,340          367,988            391,148
JPVF Strategic Growth                     (139,923)            --         (139,923)         261,711            110,095
MFS VIT Research                            15,324             --           15,324           71,710             78,814
MFS VIT Utilities                          119,302         63,779          183,081          211,351            405,939
Oppenheimer Capital Appreciation         2,300,732             --        2,300,732          174,554          2,249,149
Oppenheimer Core Bond                      (43,893)            --          (43,893)          (6,607)           215,089

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2005 AND 2006

                                                         ALGER         ALGER       FIDELITY
                                                       AMERICAN      AMERICAN         VIP      FIDELITY
                                                        MIDCAP         SMALL        ASSET         VIP
                                                        GROWTH    CAPITALIZATION   MANAGER    CONTRAFUND
                                                      SUBACCOUNT    SUBACCOUNT    SUBACCOUNT  SUBACCOUNT
                                                      --------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $2,548,929    $ 924,750     $3,895,594  $2,472,364
Changes From Operations:
   - Net investment income (loss)                        (31,528)     (11,869)        52,349     (27,602)
   - Net realized gain (loss) on investments              88,333     (177,376)       (72,027)    198,188
   - Net change in unrealized appreciation or
     depreciation on investments                         120,153      317,331         93,957     193,204
                                                      ----------    ---------     ----------  ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS     176,958      128,086         74,279     363,790
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                   68,698       11,933         32,187      44,061
   - Contract withdrawals and transfers to annuity
     reserves                                           (771,743)    (428,967)      (764,163)   (654,494)
   - Contract transfers                                  130,118      167,911       (239,563)    351,213
                                                      ----------    ---------     ----------  ----------
NET DECREASE IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                         (572,927)    (249,123)      (971,539)   (259,220)
                                                      ----------    ---------     ----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 (395,969)    (121,037)      (897,260)    104,570
                                                      ----------    ---------     ----------  ----------
NET ASSETS AT DECEMBER 31, 2005                        2,152,960      803,713      2,998,334   2,576,934
Changes From Operations:
   - Net investment income (loss)                        (26,271)     (12,581)        42,797      (3,451)
   - Net realized gain (loss) on investments             276,702      (10,809)       (29,676)    399,892
   - Net change in unrealized appreciation or
     depreciation on investments                        (100,295)     165,207        126,511    (173,669)
                                                      ----------    ---------     ----------  ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS     150,136      141,817        139,632     222,772
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                   32,843       14,270         29,306      45,829
   - Contract withdrawals and transfers to annuity
     reserves                                           (747,074)    (108,542)      (755,524)   (713,240)
   - Contract transfers                                   (9,731)      90,722       (105,453)     82,579
                                                      ----------    ---------     ----------  ----------
NET DECREASE IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                         (723,962)      (3,550)      (831,671)   (584,832)
                                                      ----------    ---------     ----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 (573,826)     138,267       (692,039)   (362,060)
                                                      ----------    ---------     ----------  ----------
NET ASSETS AT DECEMBER 31, 2006                       $1,579,134    $ 941,980     $2,306,295  $2,214,874
                                                      ==========    =========     ==========  ==========

See accompanying notes.

                                                        FIDELITY                               FIDELITY
                                                           VIP       FIDELITY    FIDELITY         VIP      FIDELITY      JPVF
                                                         EQUITY-        VIP         VIP          MONEY        VIP       CAPITAL
                                                         INCOME       GROWTH    HIGH INCOME     MARKET     OVERSEAS     GROWTH
                                                       SUBACCOUNT   SUBACCOUNT  SUBACCOUNT    SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                                                      --------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $10,590,243  $10,530,156   $1,104,295  $ 3,675,698  $1,237,972  $1,898,520
Changes From Operations:
   - Net investment income (loss)                          34,130      (73,669)     128,118       60,348      (8,182)    (19,198)
   - Net realized gain (loss) on investments              759,709     (380,710)    (132,598)          --      (5,748)   (201,253)
   - Net change in unrealized appreciation or
     depreciation on investments                         (446,485)     743,902       17,137           --     200,407     245,324
                                                      -----------  -----------   ----------  -----------  ----------  ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS      347,354      289,523       12,657       60,348     186,477      24,873
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                   116,820      105,953        6,545       50,266      14,235      33,815
   - Contract withdrawals and transfers to annuity
     reserves                                          (2,406,660)  (2,314,511)    (276,850)  (2,312,423)   (323,886)   (521,698)
   - Contract transfers                                  (371,439)    (703,993)     (19,415)   1,476,133     136,144     (79,982)
                                                      -----------  -----------   ----------  -----------  ----------  ----------
NET DECREASE IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                        (2,661,279)  (2,912,551)    (289,720)    (786,024)   (173,507)   (567,865)
                                                      -----------  -----------   ----------  -----------  ----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (2,313,925)  (2,623,028)    (277,063)    (725,676)     12,970    (542,992)
                                                      -----------  -----------   ----------  -----------  ----------  ----------
NET ASSETS AT DECEMBER 31, 2005                         8,276,318    7,907,128      827,232    2,950,022   1,250,942   1,355,528
Changes From Operations:
   - Net investment income (loss)                         153,430      (67,966)      35,065      100,687      (6,143)    (15,615)
   - Net realized gain (loss) on investments            1,261,378      (36,028)     (81,276)          --      49,568     (85,130)
   - Net change in unrealized appreciation or
     depreciation on investments                          (75,633)     442,839      108,019           --     142,057     126,710
                                                      -----------  -----------   ----------  -----------  ----------  ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS    1,339,175      338,845       61,808      100,687     185,482      25,965
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                    68,077       79,983        7,952       18,387      13,264      22,479
   - Contract withdrawals and transfers to annuity
     reserves                                          (1,743,684)  (2,097,504)    (292,532)  (1,031,267)   (249,928)   (346,002)
   - Contract transfers                                   (63,463)    (202,614)     (11,655)     863,365      69,042    (106,654)
                                                      -----------  -----------   ----------  -----------  ----------  ----------
NET DECREASE IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                        (1,739,070)  (2,220,135)    (296,235)    (149,515)   (167,622)   (430,177)
                                                      -----------  -----------   ----------  -----------  ----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (399,895)  (1,881,290)    (234,427)     (48,828)     17,860    (404,212)
                                                      -----------  -----------   ----------  -----------  ----------  ----------
NET ASSETS AT DECEMBER 31, 2006                       $ 7,876,423  $ 6,025,838   $  592,805  $ 2,901,194  $1,268,802  $  951,316
                                                      ===========  ===========   ==========  ===========  ==========  ==========

                                                                    JPVF         JPVF          MFS          MFS
                                                                   S&P 500     STRATEGIC       VIT          VIT
                                                                    INDEX       GROWTH      RESEARCH     UTILITIES
                                                                 SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                                --------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                   $ 4,325,493   $1,478,955   $1,155,109   $1,591,222
Changes From Operations:
   - Net investment income (loss)                                    13,701      (10,768)      (9,064)     (12,440)
   - Net realized gain (loss) on investments                       (125,337)    (251,187)     (14,209)      60,502
   - Net change in unrealized appreciation or depreciation on
     investments                                                    216,706      306,816       76,561      177,849
                                                                -----------   ----------   ----------   ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                105,070       44,861       53,288      225,911
Changes From Unit Transactions:
Accumulation Units:
   - Contract purchases                                              30,196       11,935       21,589       13,602
   - Contract withdrawals and transfers to annuity reserves        (935,635)    (386,365)    (211,839)    (252,499)
   - Contract transfers                                            (174,683)     (46,392)      11,217       57,580
                                                                -----------   ----------   ----------   ----------
NET DECREASE IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS      (1,080,122)    (420,822)    (179,033)    (181,317)
                                                                -----------   ----------   ----------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            (975,052)    (375,961)    (125,745)      44,594
                                                                -----------   ----------   ----------   ----------
NET ASSETS AT DECEMBER 31, 2005                                   3,350,441    1,102,994    1,029,364    1,635,816
Changes From Operations:
   - Net investment income (loss)                                     7,820      (11,693)      (8,220)      11,507
   - Net realized gain (loss) on investments                         15,340     (139,923)      15,324      183,081
   - Net change in unrealized appreciation or depreciation on
     investments                                                    367,988      261,711       71,710      211,351
                                                                -----------   ----------   ----------   ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                391,148      110,095       78,814      405,939
Changes From Unit Transactions:
Accumulation Units:
   - Contract purchases                                              26,915        6,658       12,027        8,412
   - Contract withdrawals and transfers to annuity reserves      (1,043,084)    (352,061)    (200,840)    (371,180)
   - Contract transfers                                            (128,752)     (42,408)     (20,720)       3,470
                                                                -----------   ----------   ----------   ----------
NET DECREASE IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS      (1,144,921)    (387,811)    (209,533)    (359,298)
                                                                -----------   ----------   ----------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            (753,773)    (277,716)    (130,719)      46,641
                                                                -----------   ----------   ----------   ----------
NET ASSETS AT DECEMBER 31, 2006                                 $ 2,596,668   $  825,278   $  898,645   $1,682,457
                                                                ===========   ==========   ==========   ==========

See accompanying notes.

                                                                 OPPENHEIMER   OPPENHEIMER
                                                                   CAPITAL        CORE
                                                                APPRECIATION      BOND
                                                                 SUBACCOUNT    SUBACCOUNT
                                                                --------------------------
NET ASSETS AT JANUARY 1, 2005                                    $46,264,980   $ 8,040,595
Changes From Operations:
   - Net investment income (loss)                                    (31,573)      324,979
   - Net realized gain (loss) on investments                       2,269,688         5,331
   - Net change in unrealized appreciation or depreciation on
     investments                                                    (845,027)     (219,413)
                                                                 -----------   -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS               1,393,088       110,897
Changes From Unit Transactions:
Accumulation Units:
   - Contract purchases                                               87,427            --
   - Contract withdrawals and transfers to annuity reserves       (8,801,386)   (1,676,957)
   - Contract transfers                                             (868,184)      (98,232)
                                                                 -----------   -----------
NET DECREASE IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (9,582,143)   (1,775,189)
                                                                 -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                           (8,189,055)   (1,664,292)
                                                                 -----------   -----------
NET ASSETS AT DECEMBER 31, 2005                                   38,075,925     6,376,303
Changes From Operations:
   - Net investment income (loss)                                   (226,137)      265,589
   - Net realized gain (loss) on investments                       2,300,732       (43,893)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     174,554        (6,607)
                                                                 -----------   -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS               2,249,149       215,089
Changes From Unit Transactions:
Accumulation Units:
   - Contract purchases                                              167,387        10,826
   - Contract withdrawals and transfers to annuity reserves       (7,522,802)   (1,101,063)
   - Contract transfers                                             (441,658)     (251,052)
                                                                 -----------   -----------
NET DECREASE IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (7,797,073)   (1,341,289)
                                                                 -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                           (5,547,924)   (1,126,200)
                                                                 -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                                  $32,528,001   $ 5,250,103
                                                                 ===========   ===========

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: Jefferson-Pilot Separate Account A (the Variable Account) is a segregated investment account of Jefferson-Pilot Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit investment trust. The Variable Account offers only one product (Alpha). The operations of the Variable Account are part of the operations of the Company.

The assets of the Variable Account are owned by the Company. The portion of the Variable Account's assets supporting the annuity contracts may not be used to satisfy liabilities arising from any other business of the Company.

During 2007, Jefferson-Pilot Life Insurance Company will merge into The Lincoln National Life Insurance Company . Pursuant to the merger, the segregated investment account, Jefferson-Pilot Separate Account A, will be transferred to The Lincoln National Life Insurance Company. The transfer will not affect the assets and liabilities of the segregated investment account, Jefferson-Pilot Separate Account A.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

INVESTMENTS: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of sixteen mutual funds (the Funds) of five diversified open-end management investment companies, each Fund with its own investment objective. The Funds are:

Alger American Fund (Alger American):
   Alger American MidCap Growth Portfolio
   Alger American Small Capitalization Portfolio

Fidelity Variable Insurance Products Fund (Fidelity VIP):
   Fidelity VIP Asset Manager Portfolio
   Fidelity VIP Contrafund Portfolio
   Fidelity VIP Equity-Income Portfolio
   Fidelity VIP Growth Portfolio
   Fidelity VIP High Income Portfolio
   Fidelity VIP Money Market Portfolio
   Fidelity VIP Overseas Portfolio

Jefferson-Pilot Variable Fund (JPVF)*:
   JPVF Capital Growth Fund
   JPVF S&P 500 Index Fund
   JPVF Strategic Growth Fund

MFS Variable Insurance Trust (MFS VIT):
   MFS VIT Research Series
   MFS VIT Utilities Series

Oppenheimer Variable Account Funds (Oppenheimer):
   Oppenheimer Capital Appreciation Fund/VA
   Oppenheimer Core Bond Fund/VA

*    Denotes an affiliate of Jefferson-Pilot Life Insurance Company

Investments in the Funds are stated at the closing net asset value per share on December 31, 2006, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.

Investment transactions are accounted for on a trade date-basis. The cost of investments sold is determined by the average-cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

ANNUITY RESERVES: Reserves on contracts not involving life contingencies are calculated using an assumed investment rate of 3.5%. Reserves on contracts involving life contingencies are calculated using a modification of the 1983a Individual Annuitant Mortality Table and an assumed investment rate of 3.5%.

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to the Company for mortality and expense guarantees that range from .69% to 1.40% of each portfolio's average daily net assets within the Variable Account.

The Company is responsible for all sales and general and administrative expenses applicable to the Variable Account.

In addition, amounts retained by the Company from the proceeds of the sales of annuity contracts for contract charges and surrender charges for the years ended December 31, 2006 and 2005 for the separate account were $51,315 and $66,078, respectively.

3. FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable annuity contracts as of and for each year or period in the five years ended December 31, 2006 follows.

                    MINIMUM   MAXIMUM    MINIMUM    MAXIMUM                                MINIMUM     MAXIMUM    INVESTMENT
                      FEE       FEE       UNIT       UNIT        UNITS                      TOTAL       TOTAL       INCOME
SUBACCOUNT   YEAR   RATE(1)   RATE(1)   VALUE(2)   VALUE(2)   OUTSTANDING    NET ASSETS   RETURN(3)   RETURN(3)    RATIO(4)
----------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN MIDCAP GROWTH
             2006    1.40%     1.40%     $24.48     $24.48       64,502     $ 1,579,134      8.60%       8.60%       0.00%
             2005    1.40%     1.40%      22.54      22.54       95,508       2,152,960      8.30%       8.30%       0.00%
             2004    1.40%     1.40%      20.81      20.81      122,475       2,548,929     11.47%      11.47%       0.00%
             2003    1.40%     1.40%      18.67      18.67      141,541       2,642,772     45.74%      45.74%       0.00%
             2002    1.40%     1.40%      12.81      12.81      143,924       1,843,869    -30.52%     -30.52%       0.00%
ALGER AMERICAN SMALL CAPITALIZATION
             2006    1.40%     1.40%      12.99      12.99       72,500         941,980     18.34%      18.34%       0.00%
             2005    1.40%     1.40%      10.98      10.98       73,205         803,713     15.26%      15.26%       0.00%
             2004    1.40%     1.40%       9.52       9.52       97,095         924,750     14.95%      14.95%       0.00%
             2003    1.40%     1.40%       8.29       8.29      122,553       1,015,482     40.37%      40.37%       0.00%
             2002    1.40%     1.40%       5.90       5.90      127,212         750,951    -27.25%     -27.25%       0.00%
FIDELITY VIP ASSET MANAGER
             2006    1.40%     1.40%      20.01      20.01      115,241       2,306,295      5.82%       5.82%       3.11%
             2005    1.40%     1.40%      18.91      18.91      158,542       2,998,334      2.60%       2.60%       2.93%
             2004    1.40%     1.40%      18.43      18.43      211,370       3,895,594      4.00%       4.00%       2.88%
             2003    1.40%     1.40%      17.72      17.72      257,946       4,571,378     16.34%      16.34%       3.93%
             2002    1.40%     1.40%      15.24      15.24      322,762       4,916,855    -10.00%     -10.00%       4.31%
FIDELITY VIP CONTRAFUND
             2006    1.40%     1.40%      27.96      27.96       79,204       2,214,874     10.16%      10.16%       1.26%
             2005    1.40%     1.40%      25.39      25.39      101,514       2,576,934     15.32%      15.32%       0.29%
             2004    1.40%     1.40%      22.01      22.01      112,325       2,472,364     13.87%      13.87%       0.36%
             2003    1.40%     1.40%      19.33      19.33      142,477       2,754,216     26.68%      26.68%       0.52%
             2002    1.40%     1.40%      15.26      15.26      188,364       2,874,383    -10.61%     -10.61%       0.91%
FIDELITY VIP EQUITY-INCOME
             2006    1.40%     1.40%      31.75      31.75      248,114       7,876,423     18.52%      18.52%       3.33%
             2005    1.40%     1.40%      26.78      26.78      308,991       8,276,318      4.40%       4.40%       1.75%
             2004    1.40%     1.40%      25.65      25.65      412,816      10,590,243      9.98%       9.98%       1.70%
             2003    1.40%     1.40%      23.33      23.33      536,748      12,521,040     28.52%      28.52%       1.95%
             2002    1.40%     1.40%      18.15      18.15      655,706      11,901,720    -18.11%     -18.11%       1.94%
FIDELITY VIP GROWTH
             2006    1.40%     1.40%      25.69      25.69      234,533       6,025,838      5.36%       5.36%       0.43%
             2005    1.40%     1.40%      24.39      24.39      324,252       7,907,128      4.33%       4.33%       0.55%
             2004    1.40%     1.40%      23.37      23.37      450,575      10,530,156      1.94%       1.94%       0.28%
             2003    1.40%     1.40%      22.93      22.93      571,614      13,105,517     31.00%      31.00%       0.29%
             2002    1.40%     1.40%      17.50      17.50      694,061      12,146,945    -31.08%     -31.08%       0.28%
FIDELITY VIP HIGH INCOME
             2006    1.40%     1.40%      16.06      16.06       36,901         592,805      9.69%       9.69%       6.49%
             2005    1.40%     1.40%      14.65      14.65       56,481         827,232      1.28%       1.28%      14.28%
             2004    1.40%     1.40%      14.46      14.46       76,370       1,104,295      8.07%       8.07%       8.95%
             2003    1.40%     1.40%      13.38      13.38       97,363       1,302,826     25.50%      25.50%       7.84%
             2002    1.40%     1.40%      10.66      10.66      112,671       1,201,360      2.00%       2.00%      12.00%
FIDELITY VIP MONEY MARKET
             2006    0.99%     1.40%      13.78      27.37      142,074       2,901,194      3.42%       3.85%       4.76%
             2005    0.99%     1.40%      13.33      26.35      160,349       2,950,022      1.61%       2.03%       2.96%
             2004    0.99%     1.40%      13.11      25.83      205,968       3,675,698     -0.20%       0.21%       1.17%
             2003    0.99%     1.40%      13.14      25.78      398,372       6,436,130     -0.40%       0.01%       1.01%
             2002    0.99%     1.40%      13.20      25.77      708,332      10,721,260      0.28%       0.70%       1.67%
FIDELITY VIP OVERSEAS
             2006    1.40%     1.40%      21.87      21.87       58,020       1,268,802     16.43%      16.43%       0.91%
             2005    1.40%     1.40%      18.78      18.78       66,604       1,250,942     17.40%      17.40%       0.70%
             2004    1.40%     1.40%      16.00      16.00       77,389       1,237,972     12.05%      12.05%       1.22%
             2003    1.40%     1.40%      14.28      14.28       94,203       1,344,898     41.38%      41.38%       0.88%
             2002    1.40%     1.40%      10.10      10.10      108,733       1,098,012    -21.38%     -21.38%       0.88%
JPVF CAPITAL GROWTH
             2006    1.40%     1.40%      15.35      15.35       61,966         951,316      3.34%       3.34%       0.00%
             2005    1.40%     1.40%      14.86      14.86       91,239       1,355,528      3.32%       3.32%       0.14%
             2004    1.40%     1.40%      14.38      14.38      132,044       1,898,520      7.94%       7.94%       0.00%
             2003    1.40%     1.40%      13.32      13.32      161,025       2,144,890     25.21%      25.21%       0.00%
             2002    1.40%     1.40%      10.64      10.64      204,554       2,176,087    -32.08%     -32.08%       0.00%

                     MINIMUM   MAXIMUM    MINIMUM    MAXIMUM                                 MINIMUM     MAXIMUM    INVESTMENT
                       FEE       FEE       UNIT       UNIT        UNITS                       TOTAL       TOTAL       INCOME
SUBACCOUNT    YEAR   RATE(1)   RATE(1)   VALUE(2)   VALUE(2)   OUTSTANDING    NET ASSETS    RETURN(3)   RETURN(3)    RATIO(4)
------------------------------------------------------------------------------------------------------------------------------
JPVF S&P 500 INDEX
              2006    1.40%     1.40%     $21.50     $ 21.50     120,784      $ 2,596,668     13.91%      13.91%       1.66%
              2005    1.40%     1.40%      18.87       18.87     177,526        3,350,441      3.24%       3.24%       1.75%
              2004    1.40%     1.40%      18.28       18.28     236,643        4,325,493      9.01%       9.01%       1.26%
              2003    1.40%     1.40%      16.77       16.77     275,275        4,615,719     26.51%      26.51%       1.24%
              2002    1.40%     1.40%      13.26       13.26     314,228        4,164,626    -23.41%     -23.41%       1.16%
JPVF STRATEGIC GROWTH
              2006    1.40%     1.40%      14.44       14.44      57,153          825,278     11.75%      11.75%       0.24%
              2005    1.40%     1.40%      12.92       12.92      85,361        1,102,994      4.82%       4.82%       0.49%
              2004    1.40%     1.40%      12.33       12.33     119,987        1,478,955      8.13%       8.13%       0.00%
              2003    1.40%     1.40%      11.40       11.40     142,965        1,629,698     30.17%      30.17%       0.00%
              2002    1.40%     1.40%       8.76        8.76     165,921        1,453,015    -34.77%     -34.77%       0.00%
MFS VIT RESEARCH
              2006    1.40%     1.40%      17.08       17.08      52,619          898,645      8.94%       8.94%       0.53%
              2005    1.40%     1.40%      15.68       15.68      65,660        1,029,364      6.31%       6.31%       0.48%
              2004    1.40%     1.40%      14.75       14.75      78,336        1,155,109     14.24%      14.24%       1.10%
              2003    1.40%     1.40%      12.91       12.91      97,642        1,260,421     22.97%      22.97%       0.67%
              2002    1.40%     1.40%      10.50       10.50     135,124        1,418,405    -25.59%     -25.59%       0.30%
MFS VIT UTILITIES
              2006    1.40%     1.40%      34.89       34.89      48,215        1,682,457     29.43%      29.43%       2.14%
              2005    1.40%     1.40%      26.96       26.96      60,677        1,635,816     15.22%      15.22%       0.61%
              2004    1.40%     1.40%      23.40       23.40      68,014        1,591,222     28.39%      28.39%       1.44%
              2003    1.40%     1.40%      18.23       18.23      82,848        1,509,796     34.01%      34.01%       2.31%
              2002    1.40%     1.40%      13.60       13.60      90,130        1,225,675    -23.83%     -23.83%       2.84%
OPPENHEIMER CAPITAL APPRECIATION
              2006    0.69%     1.40%      30.75      252.19     348,247       32,528,001      6.44%       7.20%       0.40%
              2005    0.69%     1.40%      28.89      235.26     461,015       38,075,925      3.64%       4.37%       0.96%
              2004    0.69%     1.40%      27.87      225.38     624,446       46,264,980      5.45%       6.20%       0.33%
              2003    0.69%     1.40%      26.44      212.25     775,069       52,650,424     29.13%      30.04%       0.41%
              2002    0.69%     1.40%      20.47      163.22     963,893       49,077,222    -27.88%     -27.36%       0.64%
OPPENHEIMER CORE BOND
              2006    0.69%     1.40%      18.34       67.37     136,259        5,250,103      3.81%       4.55%       5.74%
              2005    0.69%     1.40%      17.67       64.44     172,276        6,376,303      1.16%       1.88%       5.58%
              2004    0.69%     1.40%      17.46       63.24     227,503        8,040,595      4.02%       4.76%       4.97%
              2003    0.69%     1.40%      16.79       60.37     307,610       10,053,066      5.29%       6.04%       6.10%
              2002    0.69%     1.40%      15.95       56.93     486,703       14,244,512      7.51%       8.28%       7.04%

(1) These amounts represent the annualized minimum and maximum contract expenses of the separate account,consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(2) As the unit value is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(3) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4. PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2006.

                                       AGGREGATE    AGGREGATE
                                        COST OF     PROCEEDS
SUBACCOUNT                             PURCHASES   FROM SALES
-------------------------------------------------------------
Alger American MidCap Growth          $  347,457   $  824,386
Alger American Small Capitalization      119,459      135,590
Fidelity VIP Asset Manager               168,045      956,120
Fidelity VIP Contrafund                  344,736      752,524
Fidelity VIP Equity-Income             1,276,619    1,912,144
Fidelity VIP Growth                      100,756    2,388,642
Fidelity VIP High Income                  50,521      311,349
Fidelity VIP Money Market                996,218    1,035,966
Fidelity VIP Overseas                    106,850      272,581
JPVF Capital Growth                       34,945      479,858
JPVF S&P 500 Index                       119,145    1,255,802
JPVF Strategic Growth                     14,986      414,490
MFS VIT Research                          26,186      243,939
MFS VIT Utilities                        164,966      447,116
Oppenheimer Capital Appreciation         366,937    8,388,362
Oppenheimer Core Bond                    389,155    1,465,039

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2006.

                                                    NET        FAIR
                                        SHARES     ASSET     VALUE OF      COST OF
SUBACCOUNT                               OWNED     VALUE      SHARES       SHARES
------------------------------------------------------------------------------------
Alger American MidCap Growth             76,165   $20.75   $ 1,580,421   $ 1,555,235
Alger American Small Capitalization      33,145    28.42       941,980       910,142
Fidelity VIP Asset Manager              146,855    15.71     2,307,094     2,265,849
Fidelity VIP Contrafund                  70,380    31.47     2,214,874     1,658,726
Fidelity VIP Equity-Income              300,627    26.20     7,876,423     6,560,700
Fidelity VIP Growth                     167,991    35.87     6,025,838     5,849,732
Fidelity VIP High Income                 93,355     6.35       592,805       741,341
Fidelity VIP Money Market             2,889,416     1.00     2,901,194     2,901,194
Fidelity VIP Overseas                    52,933    23.97     1,268,802       970,917
JPVF Capital Growth                      40,371    23.59       952,195     1,060,379
JPVF S&P 500 Index                      261,862     9.92     2,596,618     2,393,201
JPVF Strategic Growth                    48,952    16.86       825,278     1,042,592
MFS VIT Research                         49,814    18.04       898,645       786,653
MFS VIT Utilities                        57,544    29.27     1,684,319     1,059,492
Oppenheimer Capital Appreciation        785,189    41.43    32,530,367    22,517,330
Oppenheimer Core Bond                   470,439    11.16     5,250,103     5,212,972

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2006 is as follows:

                                       UNITS     UNITS       NET
SUBACCOUNT                            ISSUED   REDEEMED   DECREASE
-------------------------------------------------------------------
Alger American MidCap Growth           4,406    (35,412)   (31,006)
Alger American Small Capitalization   11,295    (12,000)      (705)
Fidelity VIP Asset Manager             7,448    (50,749)   (43,301)
Fidelity VIP Contrafund                7,015    (29,325)   (22,310)
Fidelity VIP Equity-Income             5,739    (66,616)   (60,877)
Fidelity VIP Growth                    9,412    (99,131)   (89,719)
Fidelity VIP High Income               1,127    (20,707)   (19,580)
Fidelity VIP Money Market             49,768    (68,043)   (18,275)
Fidelity VIP Overseas                  6,118    (14,702)    (8,584)
JPVF Capital Growth                    3,468    (32,741)   (29,273)
JPVF S&P 500 Index                     5,281    (62,023)   (56,742)
JPVF Strategic Growth                  1,349    (29,557)   (28,208)
MFS VIT Research                       1,599    (14,640)   (13,041)
MFS VIT Utilities                      2,768    (15,230)   (12,462)
Oppenheimer Capital Appreciation      19,404   (132,172)  (112,768)
Oppenheimer Core Bond                  3,974    (39,991)   (36,017)

The change in units outstanding for the year ended December 31, 2005 is as follows:

                                        UNITS     UNITS      NET
SUBACCOUNT                             ISSUED   REDEEMED  DECREASE
-------------------------------------------------------------------
Alger American MidCap Growth           18,340     45,307   (26,967)
Alger American Small Capitalization    32,256     56,146   (23,890)
Fidelity VIP Asset Manager              9,223     62,051   (52,828)
Fidelity VIP Contrafund                32,407     43,218   (10,811)
Fidelity VIP Equity-Income             15,782    119,607  (103,825)
Fidelity VIP Growth                    32,237    158,560  (126,323)
Fidelity VIP High Income               13,231     33,120   (19,889)
Fidelity VIP Money Market             118,393    164,012   (45,619)
Fidelity VIP Overseas                  15,208     25,993   (10,785)
JPVF Capital Growth                    11,993     52,798   (40,805)
JPVF S&P 500 Index                     13,922     73,039   (59,117)
JPVF Strategic Growth                   3,796     38,422   (34,626)
MFS VIT Research                       13,574     26,250   (12,676)
MFS VIT Utilities                       6,161     13,498    (7,337)
Oppenheimer Capital Appreciation       26,730    190,161  (163,431)
Oppenheimer Core Bond                  15,217     70,444   (55,227)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Jefferson Pilot Life Insurance Company
     and
Contract Owners of Jefferson-Pilot Separate Account A

We have audited the accompanying statement of assets and liabilities of Jefferson-Pilot Separate Account A ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2006, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting Jefferson-Pilot Separate Account A at December 31, 2006, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Fort Wayne, Indiana
March 7, 2007

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                 SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2006

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31,   DECEMBER 31,
                                                                    2006           2005
                                                                ------------   ------------
                                                                        (IN MILLIONS)
                                                                ---------------------------
ASSETS
Investments:
   Securities available-for sale, at fair value:
      Fixed Maturity (cost: 2006 -- $45,559, 2005 -- $31,267)   $ 46,331       $ 32,245
      Equity (cost: 2006 -- $193, 2005 -- $95)                       205            101
   Trading Securities                                              2,820          2,985
   Mortgage loans on real estate                                   6,024          3,662
   Real Estate                                                       341            182
   Policy loans                                                    2,209          1,858
   Derivative investments                                            240             41
   Other investments                                                 808            423
                                                                --------       --------
         Total Investments                                        58,978         41,497
Cash and invested cash                                             1,676          1,962
Deferred acquisition costs and value of business acquired          6,618          4,418
Premiums and fees receivable                                         282            285
Accrued investment income                                            707            500
Amounts recoverable from reinsurers                                6,970          6,955
Goodwill                                                           2,331            919
Other assets                                                       1,688          1,091
Assets held in separate accounts                                  69,634         56,427
                                                                --------       --------
         Total Assets                                           $148,884       $114,054
                                                                ========       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
   Insurance policy and claim reserves                          $ 11,786       $ 10,384
   Investment contractholder and policyholder funds               50,402         35,273
                                                                --------       --------
         Total Insurance and Investment Contract Liabilities      62,188         45,657
Short-term debt                                                       21             34
Long-term debt and senior notes                                    1,390          1,250
Reinsurance related derivative liability                             218            278
Funds withheld reinsurance liabilities                             1,816          1,711
Deferred gain on indemnity reinsurance                               759            835
Other liabilities                                                  3,312          2,536
Liabilities related to separate accounts                          69,634         56,427
                                                                --------       --------
         Total Liabilities                                       139,338        108,728
                                                                --------       --------
Commitments and Contingencies (See Note 9)
SHAREHOLDER'S EQUITY
Common stock                                                       3,691             25
Retained earnings                                                  5,480          4,848
Accumulated other comprehensive income:
   Net unrealized gain on securities available-for-sale              380            452
   Net unrealized gain on derivative instruments                      (9)             7
   Minimum pension liability adjustment                               --             (6)
                                                                --------       --------
      Net other comprehensive income adjustments, net of tax         371            453
      Adjustment to initially apply SFAS 158                           4             --
                                                                --------       --------
         Total accumulated other comprehensive income                375            453
                                                                --------       --------
         Total Shareholder's Equity                                9,546          5,326
                                                                --------       --------
         Total Liabilities and Shareholder's Equity             $148,884       $114,054
                                                                ========       ========

See accompanying notes to the Supplemental Consolidated Financial Statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME

                                                                         2006     2005     2004
                                                                        ------   ------   ------
                                                                               (IN MILLIONS)
                                                                        ------------------------
REVENUE:
Insurance premiums                                                      $  151   $   67   $  158
Insurance fees                                                           2,157    1,575    1,405
Net investment income                                                    3,411    2,592    2,593
Realized (loss) on investments                                              (2)     (16)     (45)
Amortization of deferred gain on indemnity insurance                        76       77       87
Other revenue and fees                                                     259      316      275
                                                                        ------   ------   ------
   Total Revenue                                                         6,052    4,611    4,473
                                                                        ------   ------   ------
BENEFITS AND EXPENSES:
Benefits                                                                 2,899    2,122    2,143
Underwriting, acquisition, insurance and other expenses                  1,766    1,544    1,475
Interest and debt expense                                                   80       78       79
                                                                        ------   ------   ------
   Total Benefits and Expenses                                           4,745    3,744    3,697
                                                                        ------   ------   ------
Income before Federal income taxes and cumulative effect of
   accounting changes                                                    1,307      867      776
Federal income taxes                                                       350      223      193
                                                                        ------   ------   ------
Income before cumulative effect of accounting changes                      957      644      583
Cumulative effect of accounting changes (net of Federal income taxes)       --       --      (26)
                                                                        ------   ------   ------
   Net Income                                                           $  957   $  644   $  557
                                                                        ======   ======   ======

See accompanying notes to the Supplemental Consolidated Financial Statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                            2006     2005     2004
                                                                           ------   ------   ------
                                                                                 (IN MILLIONS)
                                                                           ------------------------
COMMON STOCK:
Balance at beginning of year                                               $   25   $   25   $   25
Merger: Jefferson-Pilot Life and Jefferson-Pilot LifeAmerica                3,666       --       --
                                                                           ------   ------   ------
   Balance at the end of year                                               3,691       25       25
                                                                           ------   ------   ------
RETAINED EARNINGS:
Balance at the beginning of the year                                        4,848    4,385    3,856
Comprehensive income                                                          875      315      566
Less other comprehensive income (loss) (net of federal income tax):
   Net unrealized gain (loss) on securities available-for-sale, net of
      reclassification adjustment                                             (72)    (329)      23
   Net unrealized gain (loss) on derivative instruments                       (16)      (7)     (10)
   Minimum pension liability adjustment                                         6        7       (4)
                                                                           ------   ------   ------
Net income                                                                    957      644      557
Additional investment by Lincoln National Corporation/Stock Compensation       27       19      122
Dividends declared                                                           (352)    (200)    (150)
                                                                           ------   ------   ------
      Balance at the end of year                                            5,480    4,848    4,385
                                                                           ------   ------   ------
NET UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE:
Balance at the beginning of the year                                          452      781      758
Change during the year                                                        (72)    (329)      23
                                                                           ------   ------   ------
      Balance at the end of year                                              380      452      781
                                                                           ------   ------   ------
NET UNREALIZED GAIN ON DERIVATIVE INSTRUMENTS:
Balance at the beginning of the year                                            7       14       24
Change during the year                                                        (16)      (7)     (10)
                                                                           ------   ------   ------
      Balance at the end of year                                               (9)       7       14
                                                                           ------   ------   ------
MINIMUM PENSION LIABILITY ADJUSTMENT:
Balance at the beginning of the year                                           (6)     (13)      (9)
Change during the year                                                          6        7       (4)
                                                                           ------   ------   ------
      Balance at the end of year                                               --       (6)     (13)
                                                                           ------   ------   ------
ADJUSTMENT FOR ADOPTION OF SFAS 158                                             4       --       --
                                                                           ------   ------   ------
Total Shareholder's Equity                                                 $9,546   $5,326   $5,192
                                                                           ======   ======   ======

See accompanying notes to the Supplemental Consolidated Financial Statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                          2006      2005      2004
                                                                        -------   -------   -------
                                                                               (IN MILLIONS)
                                                                        ---------------------------
OPERATING ACTIVITIES
Net income                                                              $   957   $   644   $   557
Adjustments to reconcile net income to net cash provided by operating activities:
   Deferred acquisition costs and value of business acquired               (701)     (430)     (350)
   Premiums and fees receivable                                              15        54       112
   Accrued investment income                                                 14        (4)       (5)
   Policy liabilities and accruals                                          114    (1,082)   (1,347)
   Net trading securities, purchases, sales and maturities                  165       (72)      (99)
   Cumulative effect of accounting change                                    --        --        39
   Contractholder funds                                                     796     1,893     1,536
   Amounts recoverable from reinsurers                                      153       101       375
   Federal income taxes                                                     160       144       121
   Stock-based compensation expense                                           4        18        19
   Depreciation                                                              52        64        48
   Realized loss on investments and derivative instruments                    5        16        59
   Gain on sale of subsidiaries/business                                     (4)       --       (14)
   Amortization of deferred gain                                            (76)      (77)      (87)
   Other                                                                   (168)     (607)     (275)
                                                                        -------   -------   -------
      Net adjustments                                                       529        18       132
                                                                        -------   -------   -------
      Net cash provided by operating activities                           1,486       662       689
                                                                        -------   -------   -------
INVESTING ACTIVITIES
Securities available-for-sale:
   Purchases                                                             (8,567)   (5,725)   (9,001)
   Sales                                                                  5,094     3,767     4,740
   Maturities                                                             2,822     2,392     2,468
Purchase of other investments                                              (656)   (1,008)   (1,938)
Sale or maturity of other investments                                       442     1,151     2,187
Proceeds from disposition of business                                        --        --        10
Cash acquired from merger of Jefferson-Pilot Life Insurance Company
   and Jefferson-Pilot LifeAmerica Insurance Company                         14        --        --
Other                                                                       (23)        9       146
                                                                        -------   -------   -------
      Net cash provided by (used in) investing activities                  (874)      586    (1,388)
                                                                        -------   -------   -------
FINANCING ACTIVITIES
Issuance of long-term debt                                                  140        --        47
Payment of long-term debt                                                    --       (47)       --
Net decrease in short-term debt                                             (13)        2       (10)
Universal life and investment contract deposits                           6,998     4,783     4,928
Universal life and investment contract withdrawals                       (6,004)   (3,755)   (3,353)
Investment contract transfers                                            (1,821)   (1,483)   (1,336)
Increase in collateral on loaned securities                                  --        45       181
Increase in funds withheld liability                                        105       131        87
Net proceeds from securities sold under repurchase agreements                49        --        --
Capital contribution from shareholder                                        --        --       100
Dividends paid to shareholders                                             (352)     (200)     (150)
                                                                        -------   -------   -------
      Net cash provided by (used in) financing activities                  (898)     (524)      494
                                                                        -------   -------   -------
      Net increase (decrease) in cash and invested cash                    (286)      724      (205)
                                                                        -------   -------   -------
Cash and invested cash at beginning of year                               1,962     1,238     1,443
                                                                        -------   -------   -------
      Cash and invested cash at end of year                             $ 1,676   $ 1,962   $ 1,238
                                                                        =======   =======   =======

See accompanying notes to the Supplemental Consolidated Financial Statements.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION.

The accompanying Supplemental Consolidated Financial Statements include The Lincoln National Life Insurance Company ("the Company") and its majority-owned subsidiaries (LNL or The Company which may be referred to as we or us). The Company is domiciled in Indiana. Lincoln National Corporation ("LNC") owns 100% of the Company on a direct basis and its subsidiaries on an indirect basis. The Company owns 100% of the outstanding common stock of two insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn") and Lincoln Life & Annuity Company of New York ("Lincoln Life New York"). The Company also owns several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's internally owned wholesaling and retailing business units, respectively throughout business segments. LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States and several U.S. territories (see Note 11). These Supplemental Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

On February 15, 2007, the North Carolina Department of Insurance approved the merger of the Jefferson Pilot Life Insurance Company and Jefferson-Pilot LifeAmerica Insurance Company, both affiliates, into the Company with the Company being the survivor and the Parent Company, respectively. The effective date of these transactions is expected to be April 2, 2007. These financial statements are prepared as if on April 3, 2006, the Company completed the merger with Jefferson-Pilot Life Insurance Company ("JPL") and Jefferson-Pilot LifeAmerica Insurance Company ("JPLA"), and has included the results of operations and financial condition of JPL and JPLA in our Supplemental Consolidated Financial Statements beginning on April 3, 2006. The Supplemental Consolidated Financial Statements for the years ended December 31, 2005 and 2004 exclude the results of operations and financial condition of JPL and JPLA. The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 9. Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

BUSINESS COMBINATIONS.

On April 3, 2006, LNC completed its merger with Jefferson-Pilot ("JP") by acquiring 100% of the outstanding shares of JP in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations" (SFAS 141) and JPL and JPLA became wholly-owned by LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JPL and JPLA were "pushed down" to the Company's financial statements in accordance with push down accounting rules. We are in the process of finalizing our internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of net assets assumed in the merger was $3.7 billion. Goodwill of $1.4 resulted from the excess of purchase price over the fair value of the net assets assumed. The parent paid a premium over the fair value of JP Life's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with adjustments that were made to the Balance Sheet to get to the fair value of net assets:

                                                    PRELIMINARY     FAIR VALUE
                                                     FAIR VALUE   ADJUSTMENTS(1)
                                                    -----------   --------------
                                                           (IN MILLIONS)
                                                    ----------------------------
Investments                                           $ 17,035        $   204
Due from reinsurers                                        169             --
Deferred policy acquisition costs                           --         (1,827)
Value of business acquired                               1,487          1,476
Goodwill                                                 1,412          1,392
Other assets                                               763             72
Assets held in separate accounts                           522             --
Policy liabilities                                     (16,475)           311
Income tax liabilities                                    (164)           (70)
Accounts payable, accruals and  other liabilities         (565)           (42)
Liabilities related to separate  accounts                 (522)            --
                                                      --------        -------
   Total net assets acquired                          $  3,662        $ 1,516
                                                      ========        =======

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                                                    PRELIMINARY
                                                                     FAIR VALUE
                                                                   -------------
                                                                   (IN MILLIONS)
                                                                   -------------
Individual Markets:
Life Insurance                                                         $  840
Annuities                                                                 572
                                                                       ------
   Total Goodwill                                                      $1,412
                                                                       ======

ACCOUNTING ESTIMATES AND ASSUMPTIONS.

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, derivatives, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, insurance and investment contract liabilities, deferred front end loads, pension plans and the potential effects of resolving litigated matters.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities.

See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

Trading securities consist of fixed maturity and equity securities in designated portfolios, which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

For the mortgage-backed securities portion of the trading and available-for-sale fixed maturity securities portfolios, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; 3) the fair value of the collateral. The provision for losses is reported as realized gain (loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Investment real estate is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Cost is adjusted for impairment when the projected undiscounted cash flow from the investment is less than the carrying value. Impaired real estate is written down to the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Also, valuation allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate acquired through foreclosure proceedings is reclassified on the balance sheet from mortgage loans on real estate to real estate and is recorded at fair value at the settlement date, which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at settlement date, the carrying value is adjusted to the lower amount. Write-downs to real estate and any changes to the reserves on real estate are reported as realized loss on investments.

Policy loans are carried at aggregate unpaid balances.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments, derivative gains (losses), gains on sale of subsidiaries/business, and net gain (loss) on reinsurance embedded derivative/trading securities. See Note 3 for additional detail. Realized gain
(loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs ("DAC") and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for DAC and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

We hedge certain portions of our exposure to interest rate risk, credit risk, foreign exchange risk and equity fluctuation risk by entering into derivative transactions. We recognize all derivative instruments as either assets or liabilities in the Supplemental Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument based upon the exposure being hedged -- as a cash flow hedge, fair value hedge or a hedge of a net investment in a foreign operation. As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and fair value hedges. In addition, we had derivative instruments that were economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain in fair value on the hedged item attributable to the hedged risk are recognized in net income during the period of change in fair values. For derivative instruments not designated as hedging instruments but are economic hedges, the gain or loss is recognized in current income during the period of change in the corresponding income statement line as the transaction being hedged.

We have a hedging strategy designed to mitigate the risk and income statement volatility caused by changes in the equity markets, interest rates, and volatility associated with the Lincoln Smart SecuritySM Advantage guaranteed minimum withdrawal benefits ("GMWB") feature and our i4LIFE(R) Advantage guaranteed income benefits ("GIB") feature that is available in our variable annuity products. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133, resulting in the guarantees being recognized at fair value, with changes in fair value being reported in net income. The hedging strategy is designed such that changes in the value of the hedge contracts move in the opposite direction of changes in the value of the embedded derivative of the GMWB and GIB. As part of our current hedging program, policyholder behavior and equity, interest rate, and volatility market conditions are monitored on a daily basis. We rebalance our hedge positions based upon changes in these factors as needed. While we actively manage our hedge positions, our hedge positions may not be totally effective to offset changes in assets and liabilities caused by movements in these factors due to, among other things, differences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, policyholder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments, or our ability to purchase hedging instruments at prices consistent with our desired risk and return trade-off.

We have certain Modco and CFW reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of trading securities in portfolios that support these arrangements.

See Note 9 for further discussion of our accounting policy for derivative instruments.

CASH AND INVESTED CASH.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain
(loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 20 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

Value of business acquired ("VOBA") is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products acquired, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effects of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and excess interest for dollar cost averaging ("DCA") contracts are considered sales inducements and are deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI".) DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC. DSI is reported within the other assets caption of the Supplemental Consolidated Balance Sheets.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. DFEL is reported within the investment contract and policyholder funds caption of the Supplemental Consolidated Balance Sheets. The deferral and amortization of DFEL is reported within insurance fees in the Supplemental Consolidated Statements of Income.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the Consolidated Statements of Income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the Consolidated Statements of Income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

REINSURANCE.

We enter into reinsurance agreements with other companies in the normal course of our business. Assets/Liabilities and premiums/benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on the balance sheets and income statements, respectively, since there is a right of offset. All other reinsurance agreements are reported on a gross basis in the balance sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists.

GOODWILL AND OTHER INTANGIBLE ASSETS.

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

Other intangible assets, which consist of DSI and sales force intangibles, as of December 31, 2006 and 2005, net of accumulated amortization are reported in other assets. DSI is amortized as discussed above, under the heading Deferred Acquisition Costs, Value of Business Acquired, Deferred Front End Loads, Deferred Sales Inducements. Sales force intangibles are attributable to the value of the distribution system acquired in the Individual Markets -- Life Insurance segment. These assets are amortized on a straight-line basis over their useful life of 25 years.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in our Supplemental Consolidated Balance Sheets and is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS.

We periodically review the carrying value of long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held and used until disposed of.

Long-lived assets to be sold are classified as held for sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held for sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

These assets and liabilities related to separate accounts represent segregated funds administered and invested by us and our insurance subsidiaries for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals. Investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Supplemental Consolidated Statements of Income.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 0.75% to 13.50%.

The liabilities for future claim reserves for variable annuity products containing guaranteed minimum death benefits ("GMDB") features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

With respect to its insurance and investment contract liabilities, we continually review our: 1) overall reserve position; 2) reserving techniques and
3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised 1.4% of the face amount of insurance in-force, and dividend expenses were $81 million, $78 million, and $77 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Universal life and variable life products with secondary guarantees represent approximately 34% of permanent life insurance in-force at December 31, 2006 and approximately 77% of sales of these products in 2006. Liabilities for the secondary guarantees on universal life-type products are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI. The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the Company incurs a claim under the secondary guarantee benefit, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"). The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

LOANED SECURITIES.

Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. This liability is included within other liabilities in our Supplemental Consolidated Balance Sheets. Our agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. We value collateral daily and obtain additional collateral when deemed appropriate.

BORROWED FUNDS.

Short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less. Long-term borrowings have contractual or expected maturities greater than one year.

COMMITMENTS AND CONTINGENCIES.

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and estimable.

MINORITY INTEREST.

An unconsolidated affiliate of the Company, Jefferson-Pilot Financial Insurance Company ("JPFIC"), owns a minority interest in Lincoln Life New York. JPFIC, which is an entity under common control of LNC, will be merged into the Company on July 1, 2007, in a non-cash transaction. Accordingly, the minority interest has not been reported within the Supplemental Consolidated Financial Statements.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS.

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS ON TRADITIONAL LIFE INSURANCE PRODUCTS.

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

OTHER REVENUES AND FEES.

Other revenue and fees principally consists of amounts earned by LFA, our retail distribution arm, from sales of third party insurance and investment products. Such revenue is recorded as earned at the time of sale.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in our general account during 2004 through 2006 ranged from 4.0% to 7.0%. For traditional life, group health and disability income products, benefits and expenses, other than DAC, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as GMDB, and the change in fair values of guarantees for annuity products with guaranteed income benefits ("GIB") or guaranteed minimum withdrawal benefits ("GMWB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

Pursuant to the accounting rules for our obligations to employees under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate. See Note 7 for more information on our accounting for employee benefit plans.

STOCK BASED COMPENSATION.

We expense the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase in shareholder's equity. For additional information on stock based incentive compensation see Note 8.

INCOME TAXES.

We and our eligible subsidiaries, excluding JPL and JPL, have elected to file consolidated Federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

JPL files a separate Federal income tax return. JPLA is part of a consolidated Federal income tax filing with Jefferson Pilot Financial Insurance Company.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the amount of stock-based compensation expense allocated to the Company in 2006.

See Note 8 for more information regarding our stock-based compensation plans.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 -- "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments," references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our consolidated financial condition or results of operations.

SFAS NO. 158 -- EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS -- AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106, AND 132(R).

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). The guidance requires us to recognize on the balance sheet the funded status of our defined benefit pension and other postretirement plans as either an asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. Retroactive application of SFAS 158 is not permitted. We applied the recognition provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in a increase to accumulated other comprehensive income of $4 million.

See Note 7 for more information regarding our adoption of SFAS 158.

SAB NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our Supplemental Consolidated Financial Statements.

STATEMENT OF POSITION 05-1.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for Deferred Acquisition Costs ("DAC") on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We will adopt this new accounting guidance effective January 1, 2007, primarily impacting our Individual Markets Annuities business. The adoption of this new guidance will impact our assumptions for lapsation used in the amortization of DAC and VOBA on certain blocks of our business. Our adoption will result in a reduction to our DAC and VOBA balances between $20 million to $50 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB cleared Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 will not have a material impact on our consolidated financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our consolidated financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our consolidated financial condition and results of operations.

SOP 03-1.

Effective January 1, 2004, we implemented the provisions of AICPA SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). Adjustments arising from implementation, as discussed below, were recorded in net income as a cumulative effect of accounting change.

GUARANTEED MINIMUM DEATH BENEFIT RESERVES. Although there was no method prescribed under GAAP for GMDB reserving until the issuance of SOP 03-1, our Individual Annuities segment had been recording a reserve for GMDBs. At December 31, 2003, our GMDB reserve was $46 million. Adoption of the GMDB reserving methodology under SOP 03-1 resulted in a decrease to reserves of $10 million pre-tax. GMDB reserves were $23 million and $15 million at December 31, 2006 and 2005, respectively, of which $21 and $15 million were ceded to an affiliated reinsurance company.

Application of SOP 03-1 impacts EGPs used to calculate amortization of DAC, VOBA, DSI, and the liability for DFEL. The benefit ratio approach under SOP 03-1 results in a portion of future GMDB fees being accrued as a liability for future GMDB reserves. As a result, the EGPs used in our determination of DAC amortization are lower under SOP 03-1. Therefore upon adoption of SOP 03-1 we reported an unfavorable DAC/VOBA/DSI/DFEL unlocking as a negative cumulative effect adjustment of $43 million pre-tax in 2004.

The combined effects of the GMDB reserve requirements and related unlocking adjustments from implementation of SOP 03-1 resulted in a charge to net income for the cumulative effect of accounting change of $35 million pre-tax ($23 million after-tax) in 2004.

SALES INDUCEMENTS. Our Individual Markets -- Annuities segment variable annuity product offerings include contracts that offer a bonus credit, typically ranging from 2% to 5% of each deposit. We also offer enhanced interest rates to variable annuity contracts that are under DCA funding arrangements. Bonus credits and excess DCA interest are considered sales inducements under SOP 03-1 and, as such, are to be deferred as a sales inducement asset and amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

UNIVERSAL LIFE CONTRACTS. Our Individual Markets -- Life Insurance segment offers an array of individual and survivor-life universal life insurance products that contain features for which SOP 03-1 might apply. A review of the products and their features for possible SOP implications concluded that no additional reserves were necessary with the exception of the MoneyGuard(R) product. MoneyGuard(R) is a universal life insurance product with an acceleration of death benefit feature that provides convalescent care benefit payments when the insured becomes chronically ill. There is an optional extension of benefit rider available that will provide continuation of the convalescent care benefit payments once the total benefits from the base policy have been exhausted. The optional extended benefit payments can be for 2 years, 4 years, or the remaining life of the insured. Charges for the extension rider are deducted from the base policy account value and vary by the length of extension period selected. The adoption of SOP 03-1 in 2004 resulted in a charge recorded as a cumulative effect of accounting change of $4 million pre-tax ($3 million after-tax) for the extension of benefit feature in MoneyGuard(R).

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our consolidated financial condition and results of operations.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                             COST OR       GROSS       GROSS
                                            AMORTIZED   UNREALIZED   UNREALIZED
                                               COST        GAINS      (LOSSES)    FAIR VALUE
                                            ---------   ----------   ----------   ----------
                                                               (IN MILLIONS)
                                            ------------------------------------------------
2006:
AVAILABLE-FOR-SALE
   Corporate bonds                           $37,143      $  960        $(268)      $37,835
   U.S. government bonds                         168           7           --           175
   Foreign government bonds                      689          58           (2)          745
   Asset and mortgage-backed securities        7,310          76          (68)        7,318
   State and municipal bonds                     160           2           (2)          160
   Redeemable preferred stocks                    89           9           --            98
                                             -------      ------        -----       -------
      Total fixed maturities                  45,559       1,112         (340)       46,331
Equity securities                                193          14           (2)          205
                                             -------      ------        -----       -------
      Total securities available-for-sale    $45,752      $1,126        $(342)      $46,536
                                             =======      ======        =====       =======
2005:
AVAILABLE-FOR-SALE
   Corporate bonds                           $24,190      $1,106        $(241)      $25,055
   U.S. government bonds                         143          12           --           155
   Foreign government bonds                      839          62           (3)          898
   Asset and mortgage-backed securities        5,884          85          (60)        5,909
   State and municipal bonds                     123           4           (1)          126
   Redeemable preferred stocks                    88          14           --           102
                                             -------      ------        -----       -------
      Total fixed maturities                  31,267       1,283         (305)       32,245
Equity securities                                 95           6           --           101
                                             -------      ------        -----       -------
      Total securities available-for-sale    $31,362      $1,289        $(305)      $32,346
                                             =======      ======        =====       =======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                                             AMORTIZED     FAIR
                                                                COST      VALUE
                                                             ---------   -------
                                                                (IN MILLIONS)
                                                             -------------------
Due in one year or less                                       $ 1,510    $ 1,513
Due after one year through five  years                          9,874     10,044
Due after five years through ten  years                        14,485     14,628
Due after ten years                                            12,380     12,828
                                                              -------    -------
Subtotal                                                       38,249     39,013
Asset and mortgage-backed  securities                           7,310      7,318
                                                              -------    -------
   Total                                                      $45,559    $46,331
                                                              =======    =======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The quality ratings of fixed maturity securities available-for-sale are as follows:

                   RATING AGENCY
NAIC RATING   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
-----------   ----------------------   ----------   ----------
                                            (IN MILLIONS)
                                       -----------------------
     1        AAA / AA / A               $27,441       59.2%
     2        BBB                         15,879       34.3%
     3        BBB                          1,852        4.0%
     4        BBB                            961        2.1%
     5        CCC and lower                  177        0.4%
     6        In or near default              21        0.0%
                                         -------      -----
                                         $46,331      100.0%
                                         =======      =====

The major categories of net investment income are as follows:

                                                2006     2005     2004
                                               ------   ------   ------
                                                     (IN MILLIONS)
                                               ------------------------
Fixed maturity securities available-for-sale   $2,601   $1,959   $1,932
Equity securities available-for-sale               10        7        8
Trading securities                                181      176      173
Mortgage loans on real estate                     398      288      350
Real estate                                        37       48       25
Policy loans                                      134      118      119
Invested cash                                      53       46       21
Other investments                                 141       61       54
                                               ------   ------   ------
   Investment revenue                           3,555    2,703    2,682
Investment expense                                144      111       89
                                               ------   ------   ------
   Net investment income                       $3,411   $2,592   $2,593
                                               ======   ======   ======

Trading securities at fair value retained in connection with Modco and CFW reinsurance arrangements, consisted of the following:

                                                 2006     2005
                                                ------   ------
                                                 (IN MILLIONS)
                                                ---------------
Corporate bonds                                 $2,140   $2,283
U.S. Government bonds                              331      322
Foreign government bonds                            45       52
   Asset and mortgage backed-securities             --
   Mortgage pass-through securities                 24       29
   Commercial rortgage obligations                 111      113
   Collateralized Mortgage Backed  Securities      133      148
   Other-asset backed securities                     8        9
State and municipal bonds                           18       19
Redeemable preferred stocks                          8        8
                                                ------   ------
      Total fixed maturities                     2,818    2,983
Equity securities                                    2        2
                                                ------   ------
      Total securities available-for-sale       $2,820   $2,985
                                                ======   ======

The portion of the market adjustment for trading securities still held at December 31, 2006 and 2005 was a loss of $48 million and $70 million, respectively.

The detail of the realized gain (loss) on investments is as follows:

                                        2006   2005   2004
                                        ----   ----   ----
                                           (IN MILLIONS)
                                        ------------------
Realized loss on investment and
   derivative instruments                $(6)  $(21)  $(58)
Gain (loss) on reinsurance  embedded
   derivative/trading  securities          4      5     (1)
Gain on sale of subsidiaries/business     --     --     14
                                         ---   ----   ----
Net realized (loss) on investments       $(2)  $(16)  $(45)
                                         ===   ====   ====

The detail of the realized loss on investments and derivative instruments is as follows:

                                                 2006   2005    2004
                                                 ----   ----   -----
                                                    (IN MILLIONS)
                                                 -------------------
Fixed maturity securities available-for-sale
   Gross gain                                    $113   $113   $ 107
   Gross loss                                     (90)   (90)   (115)
Equity securities available-for-sale
   Gross gain                                       1      8      19
   Gross loss                                      --     --      (1)
Fixed maturity securities held-to-maturity
   Gross gain                                      --     --      --
   Gross loss                                      --     --      --
Other investments                                   8     10       4
Associated amortization of  deferred
   acquisition costs and  provision for
   policyholder  commitments                      (36)   (52)    (51)
Investment expense                                 (2)    (9)    (10)
                                                 ----   ----   -----
Total investments                                  (6)   (20)    (47)
Derivative instruments of  associated
   amortization of  deferred acquisition costs     --     (1)    (12)
                                                 ----   ----   -----
Total investments and derivative  instruments    $ (6)  $(21)  $ (59)
                                                 ====   ====   =====

Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                   (IN MILLIONS)
                                                ------------------
Fixed maturity securities  available-for-sale    $58    $19    $67
Equity securities available-for-sale              --     --     --
Fixed maturity securities  held-to-maturity       --     --     --
Mortgage loans on real estate                      1     (6)    (2)
Real estate                                       --     --     --
Guarantees                                        --     --     --
                                                 ---    ---    ---
Total                                            $59    $13    $65
                                                 ===    ===    ===

The change in unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

                                                 2006    2005   2004
                                                -----   -----   ----
                                                    (IN MILLIONS)
                                                --------------------
Fixed maturity securities  available-for-sale   $(206)  $(839)   $61
Equity securities available-for-sale                6      (6)    (6)
                                                -----   -----    ---
Total                                           $(200)  $(845)   $55
                                                =====   =====    ===

For fixed maturity and equity securities held by us at December 31, 2006 and 2005 that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                               FAIR    % FAIR   AMORTIZED   % AMORTIZED   UNREALIZED   % UNREALIZED
                              VALUE     VALUE      COST         COST         LOSS          LOSS
                             -------   ------   ---------   -----------   ----------   ------------
                                                        (IN MILLIONS)
                             ----------------------------------------------------------------------
2006
 90 Days                     $ 5,926     36.4%   $ 5,968        35.9%        $ (42)         12.3%
greater than 90 days but
 less than or equal to
 180 days                        261      1.6%       272         1.6%          (11)          3.1%
greater than 180 days but
 less than or equal to
 270 days                      1,168      7.2%     1,192         7.2%          (24)          7.0%
greater than 270 days less
 than or equal to 1 year       1,694     10.4%     1,734        10.4%          (40)         11.8%
greater than 1 year            7,226     44.4%     7,451        44.9%         (225)         65.8%
                             -------    -----    -------       -----         -----         -----
   Total                     $16,275    100.0%   $16,617       100.0%        $(342)        100.0%
                             =======    =====    =======       =====         =====         =====
2005
  90 Days                    $ 3,007     27.6%   $ 3,039        27.2%        $ (32)         10.5%
greater than 90 days but less
 than or equal to 180 days     5,152     47.3%     5,258        47.0%         (106)         34.6%
greater than 180 days but
 less than or equal to
 270 days                        374      3.4%       384         3.4%          (10)          3.3%
greater than 270 days but less
 than or equal to 1 year         788      7.3%       822         7.3%          (34)         11.1%
greater than 1 year            1,570     14.4%     1,693        15.1%         (123)         40.5%
                             -------    -----    -------       -----         -----         -----
   Total                     $10,891    100.0%   $11,196       100.0%        $(305)        100.0%
                             =======    =====    =======       =====         =====         =====

For fixed maturity and equity securities with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS                TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                      (IN MILLIONS)
                                          ---------------------------------------------------------------------
2006
   Corporate bonds                         $7,265       $(102)     $4,892       $(168)     $12,157      $(270)
   U.S. Government bonds                       25          --          --          --           25         --
   Foreign government bonds                    56          (1)         62          (1)         118         (2)
   Asset and mortgage backed-securities     1,633         (11)      2,227         (56)       3,860        (67)
   State and municipal bonds                   20          --          44          (1)          64         (1)
   Redeemable preferred stocks                 --          --           1          --            1         --
                                           ------       -----      ------       -----      -------      -----
      Total fixed maturities                8,999        (114)      7,226        (226)      16,225       (340)
Equity securities                              50          (2)         --          --           50         (2)
                                           ------       -----      ------       -----      -------      -----
      Total securities                     $9,049       $(116)     $7,226       $(226)     $16,275      $(342)
                                           ======       =====      ======       =====      =======      =====

2005
   Corporate bonds                         $6,300       $(132)     $1,235       $(109)     $ 7,535      $(241)
   U.S. Government bonds                       --          --          --          --           --         --
   Foreign government bonds                   169          (3)         38          --          207         (3)
   Asset and mortgage backed-securities     2,820         (47)        284         (13)       3,104        (60)
   State and municipal bonds                   31          --          13          (1)          44         (1)
   Redeemable preferred stocks                  1          --          --          --            1         --
                                           ------       -----      ------       -----      -------      -----
      Total fixed maturities                9,321        (182)      1,570        (123)      10,891       (305)
Equity securities                              --          --          --          --           --         --
                                           ------       -----      ------       -----      -------      -----
      Total securities                     $9,321       $(182)     $1,570       $(123)     $10,891      $(305)
                                           ======       =====      ======       =====      =======      =====

Securities available-for-sale that were deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors we considered in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) our ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 to the Supplemental Consolidated Financial Statements -- Fair Value of Financial Instruments for a general discussion of the methodologies and assumptions used to determine estimated fair values.

The balance sheet captions, "Real Estate" and "Other Assets," which includes property and equipment, include accumulated depreciation as follows:

                                           2006     2005
                                           ----     ----
                                           (IN MILLIONS)
                                           -------------
Real estate                                $ 27     $ 19
Property and equipment                      254      255

Impaired mortgage loans along with the related allowance for losses are as follows:

                                           2006    2005
                                           ----    ----
                                           (IN MILLIONS)
                                           -------------
Impaired loans with allowance for losses    $28     $66
Allowance for losses                         (2)     (9)
                                            ---     ---
   Net impaired loans                       $26     $57
                                            ===     ===

We believe the allowance for losses is maintained at a level adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

                                                 2006   2005   2004
                                                 ----   ----   ----
                                                    (IN MILLIONS)
                                                 ------------------
Balance at beginning of year                      $ 9    $16    $18
Provisions for losses                               2      2      5
Release due to principal paydowns                  (9)    (9)    (7)
                                                  ---    ---    ---
   Balance at end of year                         $ 2    $ 9    $16
                                                  ===    ===    ===

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                                 2006   2005   2004
                                                 ----   ----   ----
                                                    (IN MILLIONS)
                                                 ------------------
Average recorded investment in impaired loans     $42    $62   $101
Interest income recognized on impaied loans         4      5      9

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and December 31 2005, we had no mortgage loans on non-accrual status. As of December 31, 2006 and 2005, we had no mortgage loans past due 90 days and still accruing.

As of December 31, 2006 and 2005, we had restructured mortgage loans of $19 million and $45 million, respectively. We recorded $1 million and $2 million of interest income on these restructured mortgage loans in 2006 and 2005, respectively. Interest income in the amount of $1 million and $4 million would have been recorded on these mortgage loans according to their original terms in 2006 and 2005, respectively. As of December 31, 2006 and 2005, we had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006, our investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $1,278 million. This includes $283 million of standby commitments to purchase real estate upon completion and leasing.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled $40 million and $67 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

The Federal income tax is as follows:

                                       2006   2005   2004
                                       ----   ----   ----
                                          (IN MILLIONS)
                                       ------------------
Current                                $151   $111   $ 98
Deferred                                199    112     95
                                       ----   ----   ----
   Total tax expense                   $350   $223   $193
                                       ====   ====   ====

The effective tax rate on pre-tax income (loss) from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                       2006   2005   2004
                                       ----   ----   ----
                                          (IN MILLIONS)
                                       ------------------
Tax rate times pre-tax income          $458   $303   $272
Effect of:
   Tax-preferred investment income      (85)   (63)   (69)
   Tax credits                          (21)   (14)   (14)
   Other                                 (2)    (3)     4
                                       ----   ----   ----
      Provision for income taxes       $350   $223   $193
                                       ====   ====   ====
      Effective tax rate                 27%    26%    25%

The Federal income tax liability included in Other liabilities on the Supplemental Consolidated Balance Sheets is as follows:

                                            2006     2005
                                            ----     ----
                                            (IN MILLIONS)
                                            -------------
Current                                     $ 15     $ 77
Deferred                                     352       24
                                            ----     ----
   Total Federal income tax liability       $367     $101
                                            ====     ====

Significant components of our deferred tax assets and liabilities are as follows:

                                                         2006     2005
                                                        ------   ------
                                                         (IN MILLIONS)
                                                        ---------------
Deferred tax assets:
Insurance and investment contract liabilities           $1,509   $1,206
Deferred gain recognition for income tax purposes          265      291
Modco embedded derivative                                   76       98
Postretirement benefits other than pension                  14       15
Compensation related                                       133      100
Ceding commission asset                                      9       11
Capital loss carryforward                                    1       --
Net operating loss carryforward                             21       --
Affordable housing tax credit carryforward                  18       --
Other deferred tax assets                                  102       53
                                                        ------   ------
   Total deferred tax assets                             2,148    1,774
                                                        ------   ------
Deferred tax liabilities:
Deferred acquisition costs                               1,657      998
Net unrealized gain on securities available-for-sale       277      351
Trading security gains                                      74       91
Present value of business in-force                         284      260
Deferred gain recognition for income tax purposes           14       --
Depreciation differences                                    59       --
Other deferred tax liabilities                             135       98
                                                        ------   ------
   Total deferred tax liabilities                        2,500    1,798
                                                        ------   ------
   Net deferred tax liability                           $  352   $   24
                                                        ======   ======

We and our affiliates, with the exception of JPL and JPLA, are part of a consolidated Federal income tax filing with LNC. Cash paid relating to these consolidated Federal income taxes in 2006, 2005 and 2004 was $208 million, $75 million and $56 million, respectively.

JPL files a separate Federal income tax return. Cash received for income taxes relating to JPL's return in 2006 was $15 million. JPLA is part of a consolidated Federal income tax filing with Jefferson Pilot Financial Insurance Company. Cash received for income taxes relating to the consolidated return in 2006 was $6 million.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to our consolidated results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which we continue to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re, are as follows:

                                              2006    2005    2004
                                             -----   -----   -----
                                                  (IN MILLIONS)
                                             ---------------------
Insurance assumed                            $  --   $   1   $  --
Insurance ceded                               (938)   (767)   (640)
                                             -----   -----   -----
   Net reinsurance premiums
      and fees                               $(938)  $(766)  $(640)
                                             =====   =====   =====

The income statement caption, "Benefits, " is net of reinsurance recoveries at December 31, 2006, 2005 and 2004 of $0.8 billion, $0.7 billion $0.6 billion, respectively.

A rollforward of Deferred Acquisition Costs is as follows:

                                           2006     2005     2004
                                          ------   ------   ------
                                                (IN MILLIONS)
                                          ------------------------
Balance at beginning of year              $3,676   $2,904   $2,552
Deferral                                   1,409      934      868
Amortization                                (619)    (427)    (415)
Adjustment related to realized gains
   on securities available-for-sale          (38)     (48)     (46)
Adjustment related to unrealized
   gains on securities
   available-for-sale                         86      313      (16)
Cumulative effect of accounting
   change                                     --       --      (39)
                                          ------   ------   ------
Balance at end of year                    $4,514   $3,676   $2,904
                                          ======   ======   ======

A rollforward of Value of Business Acquired is as follows:

                                              2006    2005    2004
                                             ------   ----   -----
                                                 (IN MILLIONS)
                                             ---------------------
Balance at beginning of year                 $  742   $819   $ 922
Merger accounting fair value
   adjustment                                 1,487     --      --
Deferral                                         84     --      --
Amortization                                   (173)   (77)   (103)
Adjustment related to realized
   gains on securities available-for-sale        (6)    --      --
Adjustment related to unrealized
   gains on securities
   available-for-sale                           (30)    --      --
                                             ------   ----   -----
Balance at end of year                       $2,104   $742   $ 819
                                             ======   ====   =====

Future estimated amortization of Value of Business Acquired is as follows:

   2007-$211
   2008-$190
   2009-$180
   2010-$169
   2011-$142
   Thereafter-$1,212

Realized losses on investments and derivative instruments on the Supplemental Consolidated Statements of Income for the year ended December 31, 2006, 2005 and 2004 are net of amounts amortized against DAC of $38 million, $48 million and $46 million, respectively. In addition, realized gains and losses for the year ended December 31, 2006, 2005 and 2004 are net of adjustments made to policyholder reserves of $9 million, $(2) million and $(2) million, respectively. We have either a contractual obligation or a consistent historical practice of making allocations of investment gains or losses to certain policyholders and to certain reinsurance arrangements.

A rollforward of deferred sales inducements, included in Other assets on the Supplemental Consolidated Balance Sheets, is as follows:

                                       2006   2005   2004
                                       ----   ----   ----
                                          (IN MILLIONS)
                                       ------------------
Balance at beginning of year           $129   $ 85   $ 45
   Capitalized                           86     60     50
   Amortization                         (22)   (16)   (10)
                                       ----   ----   ----
Balance at end of year                 $193   $129   $ 85
                                       ====   ====   ====

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                  2006     2005     2004
                                 ------   ------   ------
                                       (IN MILLIONS)
                                 ------------------------
Commissions                      $1,297   $  899   $1,136
General and administrative
   expenses                       1,033      966      604
Deferred acquisition costs and
   value of business acquired,
   net of amortization             (701)    (431)    (350)
Taxes, licenses and fees            124       81       85
Restructuring charges                13       29       --
                                 ------   ------   ------
   Total                         $1,766   $1,544   $1,475
                                 ======   ======   ======

The carrying amount of goodwill by reportable segment is as follows:

                                              2006    2005
                                             ------   ----
                                             (IN MILLIONS)
                                             -------------
Individual Markets
   Life Insurance                            $1,695   $855
   Annuities                                    616     44
Employer Markets
   Retirement Products                           20     20
                                             ------   ----
   Total                                     $2,331   $919
                                             ======   ====

Details underlying the balance sheet caption, "Investment contractholder and policyholder funds," are as follows:

                                           2006      2005
                                         -------   -------
                                           (IN MILLIONS)
                                         -----------------
Premium deposits funds                   $20,500   $21,755
Other policyholder funds                  29,236    12,975
Deferred front end loads                     564       432
Undistributed earnings on
   participating business                    102       111
                                         -------   -------
   Total                                 $50,402   $35,273
                                         =======   =======

Details underlying the balance sheet captions related of short-term debt and long-term debt are as follows:

                                           2006     2005
                                          ------   ------
                                           (IN MILLIONS)
                                          ---------------
Short-term debt                           $   21   $   34
Long-term debt:
Note due Lincoln National Corporation,
   due September 2008                        140       --
Surplus Notes due Lincoln
   National Corporation:
      6.56% surplus note, due 2028           500      500
      6.03% surplus note, due 2028           750      750
                                          ------   ------
Total Surplus Notes                        1,250    1,250
                                          ------   ------
   Total long-term debt                   $1,390   $1,250
                                          ======   ======

The short-term debt represents short-term notes payable to LNC.

We issued a surplus note of $500 million to LNC in 1998. This note calls for us to pay the principal amount of the notes on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in 1998. This note calls for us to pay the principal amount of the notes on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

A consolidated subsidiary of LNL issued a note for an amount not to exceed $150 million to LNC in 2006. As of December 31, 2006, $140 million had been advanced to us. This note calls for us to pay the principal amount of the notes on or before September 30, 2008 and interest to be paid monthly at a rate equal to the Federal Reserve Board's 30 day AA- financial commercial paper rate plus ten basis points.

Cash paid for interest on both the short-term debt and the surplus notes was $99 million, $59 million and $79 million for 2006, 2005 and 2004, respectively.

6. INSURANCE BENEFIT RESERVES

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current GMDB in excess of the current account balance at the balance sheet date.

                                                 IN EVENT
                                                 OF DEATH
                                               -------------
                                                2006    2005
                                               -----   -----
                                               (IN BILLIONS)
                                               -------------
Return of net deposit
   Account value                               $38.3   $31.9
   Net amount at risk                            0.1     0.1
   Average attained age of contractholders        54      53
Return of net deposits plus a minimum return
   Account value                               $ 0.4   $ 0.3
   Net amount at risk                             --      --
   Average attained age of
      contractholders                             67      66
   Guaranteed minimum return                       5%      5%
Return of net deposit
   Account value                               $22.5   $18.8
   Net amount at risk                            0.2     0.3
   Average attained age of
      contractholders                             64      63

Approximately $13.2 billion and $8.2 billion of separate account values at December 31, 2006 and 2005 were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $2.7 billion and $1.2 billion of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                             2006    2005
                                             ----   ------
                                             (IN BILLIONS)
                                             -------------
Asset Type
Domestic Equity                               $39     $32
International Equity                            6       5
Bonds                                           6       5
                                              ---     ---
   Total                                       51      42
                                              ---     ---
Money Market                                    6       4
                                              ---     ---
   Total                                      $57     $46
                                              ===     ===
Percent of total variable annuity separate
   account values                              87%     87%
                                              ===     ===

The determination of the GMDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience.

The following table summarizes the liabilities for GMDB:

                                                  GMDB
                                              -----------
                                              2006   2005
                                              ----   ----
Total:
   Beginning balance                          $ 15   $ 18
   Changes in reserves                          14      9
   Benefits paid                                (6)   (12)
                                              ----   ----
   Ending balance                             $ 23   $ 15
                                              ====   ====
Ceded:
   Beginning balance                          $(15)  $(18)
   Changes in reserves                         (12)    (9)
   Benefits paid                                 6     12
                                              ----   ----
   Ending balance                             $(21)  $(15)
                                              ====   ====
Net:
   Beginning balance                          $ --   $ --
   Changes in reserves                           2     --
   Benefits paid                                --     --
                                              ----   ----
   Ending balance                             $  2    $--
                                              ====   ====

The offset to the benefit reserve amounts above are reflected in benefits in the Supplemental Consolidated Statements of Income. We have an Automatic Indemnity Reinsurance Agreement with Lincoln National Reinsurance Company (Barbados) Limited ("LNR Barbados"), a wholly-owned subsidiary of LNC. Under this agreement, we cede a portion of our GMDB, GMWB and GIB risks to LNR Barbados. In connection with this reinsurance agreement, we paid premiums to LNR Barbados totaling $154 million and $109 million in 2006 and 2005, respectively. These reinsurance premiums are reflected as an offset in insurance premiums in the Supplemental Consolidated Statements of Income.

7. RETIREMENT BENEFIT PLANS

The Company's employees, other than its U.S. insurance agents, are included in LNC's various benefit plans that provide for pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans. The Company's insurance agents are included in various benefit plans sponsored by either LNL or LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

LNL PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

LNC maintains funded defined benefit pension plans for most of its U.S. employees (including those of LNL), and prior to January 1, 1995, most full-time agents (including those of LNL). Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensations during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. All benefits applicable to the defined benefit plan for agents were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. The funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees and agents (including those of LNL): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plans provide defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain of our officers defined pension benefits based on years of service and final monthly salary upon death or retirement.

The supplemental executive retirement plan provides defined pension benefits for certain executives who became our employees as a result of the acquisition of a block of individual life insurance and annuity business, and benefits under this plan were frozen effective January 1, 2000. A second supplemental executive retirement plan was established for this same group of executives to guarantee that the total benefit payable under the LNC employees' defined benefit pension plan benefit formula will be determined using an average compensation not less than the minimum three-year average compensation as of a certain period. All benefits payable from this plan are reduced by benefits payable from the LNC employees' defined benefit pension plan.

LNC also sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time U.S. employees who have worked for LNC 10 years and attained age 55 (including those of LNL). LNL sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time agents who have worked for LNL 10 years and attained age 60. Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employees' postretirement plan was changed such that employees and agents not attaining age 50 by that date will not be eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees and agents that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age
70. Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full medical and dental premium costs. Beginning January 1, 2002, the employees' postretirement plan was changed to require employees not yet age 50 with five years of service by the end of 2001 to pay the full medical and dental premium cost when they retire.

OBLIGATIONS, FUNDED STATUS AND ASSUMPTIONS

LNL DEFINED BENEFIT PLAN

LNC sponsors a non-contributory defined benefit pension plan covering its agents. Information with respect to LNL's defined benefit plan asset activity and defined benefit plan obligations for the agent defined benefit and other postretirement benefit plans sponsored by LNL is as follows:

                                                                     OTHER
                                                                     POST-
                                                      PENSION      RETIREMENT
                                                      BENEFITS      BENEFITS
                                                    -----------   -----------
                                                    2006   2005   2006   2005
                                                    ----   ----   ----   ----
                                                          (IN MILLIONS)
                                                    -------------------------
Change in plan assets                               $ 93    $82   $ --   $ --
   Fair value of plan assets at beginning of year     12      6     --     --
   Company contributions                              --     10      2      2
   Benefits paid                                      (5)    (5)    (2)    (2)
                                                    ----   ----   ----   ----
      Fair value of plan assets at end-of-year      $100    $93   $ --   $ --
                                                    ====   ====   ====   ====
Change in benefit obligation:
   Benefit obligation at beginning-of-year          $ 92     87     22     19
   Interest Cost                                       5      5      1      1
   Plan participant's contributions                   --     --      1      1
   Actuarial (gains)/losses                           (2)     4     (3)     3
   Benefits paid                                      (5)    (4)    (2)    (2)
                                                    ----   ----   ----   ----
      Benefits obligation at end-of-year            $ 90    $92   $ 19   $ 22
                                                    ====   ====   ====   ====
   Funded status of the plans                       $ 10    $ 1   $(19)  $(22)
   Unrecognized net actuarial losses                         20            (1)
                                                    ----   ----   ----   ----
   Prepaid (accrued) benefit cost                            21           (23)
   Other Assets                                       11
   Other Liabilities                                  (1)
                                                    ----   ----   ----   ----
Amounts recognized in the Supplemental
   Consolidated Balance Sheets                      $ 10    $21   $(19)  $ (23)
                                                    ====   ====   ====   ====
Amounts recognized in accumulated other
   comprehensive income (net of tax):
   Net loss (gain)                                     8            (2)
                                                    ----   ----   ----   ----
      Total                                         $  8           $(2)
Weighted-average assumptions as of December 31:
   Weighted-average discount rate                   5.75%  6.00%  5.75%  6.00%
   Expected return on plan assets                   8.00%  8.25%    --     --
Rate of increase in compensation                    4.00%  4.00%  4.00%  4.00%

LNC uses December 31 as the measurement date for our pension and postretirement plans.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target plan allocations. This assumption is reevaluated at an interim date each plan year. The calculation of the accumulated post-retirement benefits obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 12.0% for 2006. It further assumes the rate will gradually decrease to 5.0% by 2017 and remain at that level in future periods. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

                                                            ONE-        ONE-
                                                         PERCENTAGE  PERCENTAGE
                                                            POINT       POINT
                                                          INCREASE    DECREASE
                                                         ----------  ----------
                                                              (IN MILLIONS)
                                                         ----------------------
Effect on accumulated postretirement benefit obligation      $ 1        $(1)
Effect on total service and interest cost components         ---        ---

     Information for pension plans with accumulated benefit obligations in excess of plan assets is as follows:

                                 2006     2005
                                 ----     ----
                                 (IN MILLIONS)
                                 -------------
U.S. PLAN:
Accumulated benefit obligation    $1       $1
Projected benefit obligation       1        1
Fair value of plan assets         --       --

COMPONENTS OF NET PERIODIC PENSION COST

The components of net defined benefit pension plan and postretirement benefit plan expense are as follows:

                                                                       OTHER
                                                                  POSTRETIREMENT
                                            PENSION BENEFITS         BENEFITS
                                           ------------------   ------------------
                                           2006   2005   2004   2006   2005   2004
                                           ----   ----   ----   ----   ----   ----
                                                         (IN MILLIONS)
                                           ---------------------------------------
U.S. PLANS:
Service cost                               $ 18   $ 17   $ 17    $ 1    $ 2    $ 2
Interest cost                                29     29     28      5      5      5
Expected return on plan assets              (38)   (38)   (35)    --     --     --
Amortization of prior service cost           (2)    (2)    (2)    --     --     --
Recognized net actuarial (gains) losses       4      2      1      1     --     (1)
Recognized actuarial loss due to special
   termination benefits                       2     --     --     --     --     --
                                           ----   ----   ----    ---    ---    ---
Net periodic benefit expense               $ 13   $  8   $  9    $ 7    $ 7    $ 6
                                           ====   ====   ====    ===    ===    ===

We maintain a defined contribution plan for our U.S. insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Effective January 1, 1998, we assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain of our highly compensated agents. The combined pre-tax expenses for these plans amounted to $3 million each in 2006, 2005 and 2004. These expenses reflect both our contribution as well as changes in the measurement of our liabilities under these plans.

PLAN ASSETS

Defined benefit pension plan assets allocations at December 31, 2006 and 2005, by asset category are as follows:

                              2006   2005
                              ----   ----
ASSET CATEGORY
U.S. PLANS:
Equity securities               60%    64%
Fixed income securities         40%    34%
Real Estate                     --      1%
Cash and cash equivalents       --      1%
                               ---    ---
   Total                       100%   100%
                               ===    ===

The primary investment objective of the defined benefit pension plan is for capital appreciation and income growth, with an emphasis on avoiding undue risk. A secondary objective is for current income. Investments can be made using the following asset classes: both domestic and international equity and fixed income securities, real estate, guaranteed products, venture capital, oil and gas and other asset classes the investment managers deem prudent. A five-year time horizon is utilized, as there are inevitably short-run fluctuations, which will cause variations in investment performance.

Each managed fund is expected to rank in the upper 50% of similar funds over the three and/or five year periods. Managers not meeting criteria will be subject to additional due diligence review and possible termination. The following short-term ranges have been established for weightings in the various asset categories:

                                                                 WEIGHTING RANGE
                                                                 ---------------
ASSET CATEGORY
Cash                                                                       0-20%
Guaranteed Products                                                        0-20%
Fixed Income                                                              20-80%
   Long-term                                                      0-10%
   High-Yield                                                     0-10%
   International/Emerging Markets*                                0-10%
Real Estate                                                                0-20%
Equities                                                                  20-80%
   Small-cap                                                      0-20%
   International                                                  0-20%
   Emerging Markets*                                              0-10%
Other                                                                      0-20%
Total International**                                                      0-25%

----------
The total of domestic cash, domestic fixed income, and domestic equities shall not be less than 50%.

*    Currency exposure can be hedged up to 100%

**   International/Emerging Markets-Fixed Income and Equities

Within the broad ranges provided above, current target asset weightings are as follows: 64% equities, 35% fixed income, including real estate, and 1% cash. The performance of the plan and the managed funds are monitored on a quarterly basis relative to the plan's objectives. The performance of the managed fund is measured against the following indices: S&P 500, EAFE, Russell 2000, NAREIT, Lehman US Universal and Salomon (Citigroup) 90-day T-Bill. The investment policy is reviewed on an annual basis.

The plan assets are principally managed by LNC's Investment Management segment.

PLAN CASH FLOWS

The Company does not expect to make a contribution to the defined benefit pension plans in 2007. The Company expects to fund approximately the following amounts for benefit payments for unfunded non-qualified defined benefit plans and postretirement benefit plans:

                           US POST RETIREMENT PLANS
             --------------------------------------------------
             NON-QUALIFIED                               NOT
              U.S. DEFINED   REFLECTING              REFLECTING
                BENEFIT       MEDICARE    MEDICARE    MEDICARE
                PENSION        PART D      PART D      PART D
                 PLANS         SUBSIDY     SUBSIDY     SUBSIDY
             -------------   ----------   --------   ----------
                                (IN MILLIONS)
             --------------------------------------------------
Year
2007               $ 3           $ 5         $(1)       $ 6
2008                 3             5          (1)         6
2009                 3             5          (1)         6
2010                 4             5          (1)         6
2011                 4             5          (1)         6
Thereafter          25            28          (4)        32

JPL DEFINED BENEFIT PLAN

JPL sponsors a non-contributory defined benefit pension plan covering full-time agents. No participants are accruing defined benefits under the plan. All participants with a defined benefit are vested and are either in pay status or have a frozen accrued benefit. Information for the Company's agent pension plans with accumulated benefit obligations in excess of plan assets is as follows:

                                                      2006
                                                      ----
Change in projected benefit obligation:
Projected benefit obligation at beginning of period    $29
Interest cost                                            1
Actuarial loss                                          --
Benefits paid                                           (2)
                                                       ---
   Projected benefit obligation at end of period       $28
                                                       ===
Change in plan assets:                                  39
Fair value of assets at beginning of period              4
Actual return on plan assets                            --
Transfer out and expense                                (2)
                                                       ---
   Benefits paid                                       $41
                                                       ===
Fair value of assets at end of period
Funded status of the plan                              $14
Unamortized prior service cost                          --
Unrecognized net loss                                   (2)
                                                       ---
   Net amount recognized                               $12
                                                       ===

The accumulated benefit obligation for JPL's defined benefit pension plan was $28 at December 31, 2006.

JPL uses a December 31 measurement date for its pension and post-retirement plans. Because no employees are accruing defined benefits under the pension plan, past service costs and unrecognized gains and losses are amortized over the average remaining life expectancy of plan participants.

COMPONENTS OF NET PERIODIC BENEFIT COST

                                                      2006
                                                      ----
Interest cost                                           1
Expected return on plan assets                         (2)
Amortization of prior service cost                     --
                                                      ---
   Net periodic benefit benefit                        (1)
                                                      ===

ASSUMPTIONS

                                                      2006
                                                      ----
Weighted-average assumptions used to determine
benefit obligations at December 31:
   Discount rate                                      5.75%
Weighted-average assumptions used to determine
net cost for years ended December 31:
   Discount rate                                      5.69%
   Expected return on plan assets                     8.00%

The assumption for long-term rate of return on assets is derived from historical returns on investments of the types in which pension assets are invested. A range of assumptions for long-term rate of return is projected for benchmarks representing each asset class. The upper and lower range limits are based on optimistic and pessimistic assumptions, respectively, and reflect historical returns that are adjusted to reflect factors that might cause future experience to differ from the past, differences between the benchmarks and the plan's assets, and the effects of asset smoothing. The adjusted rates of return are weighted by target allocations for each asset class to derive limits for a range of overall long-term gross rates of return. Within this range, one rate of return is selected as the best estimate. From that rate JPL subtracts an estimate of expenses, and the result is the basis for the assumed long-term rate of return on assets.

The assumption for discount rate is based upon an evaluation of specific plan attributes using cash flow analysis. The weighted average duration of the projected cash flows for the plans was used to select an appropriate AA-rated bond interest rate for disclosure at year end 2006.

PLAN ASSETS.

JPL's pension plan weighted-average asset allocation by asset category was as follows based on fair value:

                                                      2006
                                                      ----
ASSET CATEGORY
Equity securities                                       75%
Debt securities                                         25%
                                                       ---
   Total                                               100%
                                                       ===

The overall investment objective of the plan is to meet or exceed the actuarial assumptions. The plan is assumed to exist in perpetuity; therefore, the investment portfolio is managed to provide stable and growing income, as well as to achieve growth in principal equal to the rate of inflation. Allocation of plan assets is reviewed at least annually. Investment guidelines are: equity securities, a range of 35% to 75% of the total portfolio's value, with no more than 20% of the total equity exposure in non-U.S. equities; fixed income, a range of 25% to 65% of the total portfolio's value; cash, up to 5% of the portfolio's value. The portfolio may be invested in individual securities, mutual funds or co-mingled funds of various kinds. In order to achieve a prudent level of portfolio diversification, the securities of any one company or issuer, other than the U.S. Treasury, should not exceed 5% of the portfolio's value and no more than 20% of the fund should be invested in any one industry. Without specific written instructions from the Plan Administrator, the plan will not be invested in short sales of individual securities, put or call options on individual securities or commodities, or commodity futures.

PLAN CASH FLOWS.

JPL is not expected to make a contribution to the pension plan during 2007. The expected benefit payments for JPL's pension plan for the years indicated are as follows:

2007                $ 3
2008                  3
2009                  3
2010                  3
2011                  3
2012 through 2016    11

APPLICATION OF SFAS 158

As discussed in Note 2, the Company applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on our Supplemental Consolidated Balance Sheet at December 31, 2006 is as follows:

                              BEFORE                     AFTER
                           APPLICATION    SFAS 158    APPLICATION
                           OF SFAS 158   ADJUSTMENT   OF SFAS 158
                           -----------   ----------   -----------
                                         (IN MILLIONS)
                           --------------------------------------
Other assets                 $  1,650        $38       $  1,688
Total assets                  148,846         38        148,884
Other Liabilities               3,278         34          3,312
Total Liabilities             139,304         34        139,338
Accumulated other
   comprehensive income           371          4            375
Total shareholder's
   equity                       9,542          4          9,546

401(k).

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees and agents (including those of LNL). Our contributions to the 401(k) plans for our employees and agents are equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. Our expense for the 401(k) plan amounted to $22 million, $25 million, and $25 million in 2006, 2005 and 2004, respectively.

DEFERRED COMPENSATION PLANS.

LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents including those of LNL who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, we agree to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in a LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. We make matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of our contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $17 million, $11 million, and $7 million in 2006, 2005 and 2004, respectively. These expenses reflect both our employer matching contributions of $4 million, $3 million and $2 million, as well as changes in the measurement of our liabilities net of LNC's total return swap under these plans of $13 million, $8 million and $5 million for 2006, 2005 and 2004, respectively.

Our total liabilities associated with these plans were $158 million and $138 million at December 31, 2006 and 2005, respectively.

8. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense (income) for stock-based awards to employees of the company is as follows:

                          2006   2005   2004
                          ----   ----   ----
                             (IN MILLIONS)
                          ------------------
Stock options              $ 3    $--    $ 1
Shares                      19     13     11
Cash awards                  1      1      1
SARs                        (1)     2      4
Restricted stock             1      1      1
                           ---    ---    ---
Total                      $23    $17    $18
                           ===    ===    ===
Recognized tax benefit     $ 8    $ 6    $ 6

The compensation cost is included in the underwriting, acquisition, insurance, and other expenses line item on the Company's Supplemental Consolidated Statements of Income.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS -- LNL

Net income as determined in accordance with statutory accounting practices for LNL was $229 million, $544 million and $310 million for 2006, 2005 and 2004, respectively. Statutory surplus as determined in accordance with statutory accounting practices for LNL was $3.0 billion and $3.2 billion for December 31, 2006 and 2005, respectively.

The state of Indiana has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and affect LNL's reported statutory surplus. LNL utilizes the Indiana universal life method to calculate reserves for universal life policies, which increased statutory surplus by $227 million and $210 million at December 31, 2006 and 2005, respectively. LNL also use a permitted valuation interest rate on certain annuities, which decreased statutory surplus by $14 million and $15 million at December 31, 2006 and 2005, respectively.

LNL is subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, we may pay dividends to LNC only from unassigned surplus, without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding twelve consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of (i) 10% of the insurer's policyholders' surplus, as shown on its last annual statement on file with the Commissioner or (ii) the insurer's statutory net gain from operations for the previous twelve months, but in no event to exceed statutory unassigned surplus. Indiana law gives Commissioner broad discretion to disapprove requests for dividends in excess of these limits.

LNL paid dividends of $350 million, $200 million and $150 million to LNC during 2006, 2005 and 2004, respectively, which did not require prior approval of the Commissioner. Based upon anticipated on-going positive statutory earnings and favorable credit markets, LNL expects that we could pay dividends of $301 million in 2007 without prior approval from the Commissioner.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the state of New York imposes upon authorized insurers. These include reserve requirements, which differ from Indiana's requirements.

The New York regulations require us to report more reserves to the state of New York. As a result, the level of statutory surplus that we report to New York is less than the statutory surplus reported to Indiana and the National Association of Insurance Commissioners. If New York requires us to maintain a higher level of capital to remain an accredited reinsurer in New York, our ability to pay dividends could be constrained. However, we do not expect that our ability to pay dividends during 2007 will be constrained as a result of our status in New York.

STATUTORY INFORMATION AND RESTRICTIONS -- JPL AND JPLA

Net loss as determined in accordance with statutory accounting practices for JPL and JPLA for the nine months ending December 31, 2006 was $114 million and $26 million, respectively. Statutory surplus as determined in accordance with statutory accounting practices for JPL and JPLA was $773 million and $69 million for December 31, 2006, respectively.

JPL prepares financial statements on the basis of SAP prescribed or permitted by the North Carolina Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of its statutory financial statements.

The General Statues of North Carolina require JPL to maintain capital of $1.2 million and minimum unassigned surplus of $.3 million. Additionally, North Carolina limits the amount of dividends that the Company and its insurance subsidiary may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. JPL paid dividends of $2 million to LNC during 2006. JPL expects that we could pay dividends of $77 million in 2007 without prior approval from North Carolina.

JPLA prepares financial statements on the basis of SAP prescribed or permitted by the New Jersey Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

The New Jersey statutes require the Company to maintain minimum capital of $1.5 million and minimum unassigned surplus of $6.1 million. Additionally, the New Jersey statutes limit the amount of dividends that the Company may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. JPL expects that we could pay dividends of $7 million in 2007 without prior approval from the New Jersey Commissioner of Banking and Insurance.

REINSURANCE CONTINGENCIES

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. We obtain reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of our principal reinsurers. Swiss Re Life & Health America, Inc. ("Swiss Re") represents our largest reinsurance exposure. In 2001, Swiss Re acquired our reinsurance operation and personal accident business through indemnity reinsurance transactions. We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as deferred gain in the liability section of our Supplemental Consolidated Balance Sheets in accordance with the requirements of SFAS 113. The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years. During 2006 and 2005 we amortized $49 million after-tax ($76 million pre-tax) per year and in 2004 we amortized $57 million after-tax ($87 million pre-tax) of deferred gain on the sale of the reinsurance operation. In the third quarter of 2004, we adjusted the deferred gain up by $77 million. As a result, the amortization of the deferred gain in 2004 included an adjustment upward of $9 million after-tax.

Because of ongoing uncertainty related to personal accident business, the reserves related to these exited business lines carried on our balance sheet at December 31, 2006 may ultimately prove to be either excessive or deficient. For instance, in the event that future developments indicate that these reserves should be increased, under SFAS 113 we would record a current period non-cash charge to record the increase in reserves. Because Swiss Re is responsible for paying the underlying claims to the ceding companies, we would record a corresponding increase in reinsurance recoverable from Swiss Re. However, SFAS 113 does not permit us to take the full benefit in earnings for the recording of the increase in the reinsurance recoverable in the period of the change. Rather, we would increase the deferred gain recognized upon the closing of the indemnity reinsurance transaction with Swiss Re and would report a cumulative amortization "catch-up" adjustment to the deferred gain balance as increased earnings recognized in the period of change. Any amount of additional increase to the deferred gain above the cumulative amortization "catch-up" adjustment must continue to be deferred and will be amortized into income in future periods over the remaining period of expected run-off of the underlying business. We would transfer no cash to Swiss Re as a result of these developments.

Accordingly, even though we have no continuing underwriting risk, and no cash would be transferred to Swiss Re, in the event that future developments indicate our December 31, 2006 personal accident reserves are deficient or redundant, SFAS 113 requires us to adjust earnings in the period of change, with only a partial offset to earnings for the cumulative deferred gain amortization adjustment in the period of change. The remaining amount of increased gain would be amortized into earnings over the remaining run-off period of the underlying business.

Because we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured contracts remain on our Supplemental Consolidated Balance Sheets with a corresponding reinsurance receivable from the business sold to Swiss Re, which totaled $3.8 billion at December 31, 2006, and is included in amounts recoverable from reinsurers. Swiss Re has funded a trust, with a balance of $1.9 billion at December 31, 2006, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our liabilities for funds withheld and embedded derivative liabilities at December 31, 2006 included $1.8 billion and $0.2 billion, respectively, related to the business reinsured by Swiss Re.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, we have received inquiries including requests for information and/or subpoenas from various authorities including the SEC, National Association of Securities Dealers ("NASD"), and the New York Attorney General. We are in the process of responding to, and in some cases have settled or are in the process of settling, certain of these inquiries. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. Our management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect our consolidated financial position.

LEASES

Significant leases include the lease for our Fort Wayne, Indiana home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide us with the right of the first refusal to purchase the properties during the terms of the lease, including renewal periods, at a price defined in the agreements. We also have the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods. In 2006, we exercised the right and option to extend the lease for two extended terms such that the lease shall expire in 2019. We retain our right and option to exercise the remaining options for extended terms of five years each in accordance with the lease agreement.

Total rental expense on operating leases in 2006, 2005 and 2004 was $47 million, $55 million and $55 million, respectively. Future minimum rental commitments are as follows (in millions):

      2007-$45
      2008-$40
      2009-$28
      2010-$17
      2011-$13
Thereafter-$40

In addition, the Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

INFORMATION TECHNOLOGY COMMITMENT

In February 1998, we signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. In February 2004, we renegotiated and extended the contract through February 2010. Annual costs are dependent on usage but are expected to range from $45 million to $50 million.

INSURANCE CEDED AND ASSUMED

Our insurance companies cede insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance to limit its liabilities. We reinsure approximately 85% to 90% of the mortality risk on newly issued non-term life insurance contracts and approximately 45% to 50% of total mortality risk including term insurance contracts. Our policy is to retain no more than $5 million on a single insured life issued on fixed and variable universal life insurance contracts. Additionally, the retention per single insured life for term life insurance and for Corporate Owned Life Insurance (COLI) is $1 million and $2 million, respectively.

Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. At December 31, 2006, the reserves associated with these reinsurance arrangements totaled $1.8 billion. To cover products other than life insurance, we acquire other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see
Note 5). Our insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

See "Reinsurance Contingencies" above for a discussion of our reinsurance business sold to Swiss Re.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, we did not have a material concentration of financial instruments in a single investee or industry. Our investments in mortgage loans principally involve commercial real estate. At December 31, 2006, 31% of such mortgages, or $1.9 billion, involved properties located in California, Pennsylvania and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $28 million. Also at December 31, 2006, we did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial position.

Although we do not have any significant concentration of customers, our American Legacy Variable Annuity product offered in our Individual Markets Annuities segment is significant to this segment. The American Legacy Variable Annuity product accounted for 49%, 48% and 45% of Individual Markets Annuities deposits in 2006, 2005 and 2004, respectively and represented approximately 67% of our total Individual Markets Annuities variable annuity product account values at December 31, 2006, 2005 and 2004. In addition, fund choices for certain of our other variable annuity products offered in our Individual Markets Individual Annuity segment include American Fund Insurance SeriesSM ("AFIS") funds. For the Individual Markets Individual Annuity segment, AFIS funds accounted for 60%, 57% and 56% of variable annuity product deposits in 2006, 2005 and 2004 respectively and represented 57%, 52% and 51% of the segment's total variable annuity product account values at December 31, 2006, 2005 and 2004, respectively.

OTHER CONTINGENCY MATTERS

We are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting our consolidated financial position.

We have pursued claims with our liability insurance carriers for reimbursement of certain costs incurred in connection with a class action settlement involving the sale of our non-variable universal life and participating whole life policies issued between January 1, 1981 and December 31, 1998, and the settlement of claims and litigation brought by owners that opted out of the class action settlement. During the fourth quarter of 2002, we settled our claims against three liability carriers on a favorable basis, and settled our claims against a fourth liability insurance carrier on a favorable basis in 2004.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions.

GUARANTEES

We have guarantees with off-balance-sheet risks having contractual values of $3 million and $4 million at December 31, 2006 and 2005, respectively, whose contractual amounts represent credit exposure.

Certain of our subsidiaries have sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. In case of default on the mortgage loans, we have recourse to underlying real estate. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to us. These guarantees expire in 2009.

DERIVATIVE INSTRUMENTS

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. We assess these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of our interest rate risk management strategy include interest rate swaps and interest rate caps. Derivative instruments that are used as part of our foreign currency risk management strategy include foreign currency swaps. Call options on LNC stock are used as part of our equity market risk management strategy. We also use credit default swaps as part of our credit risk management strategy.

As a result of our merger with JPL, we now distribute indexed annuity contracts. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, we have the opportunity to re-price the indexed component by establishing participation rates, subject to minimum guarantees. We purchase S&P 500(R) index call options that are highly correlated to the portfolio allocation decisions of our policyholders, such that we are economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and generally offsets the change in value of the embedded derivative within the indexed annuity, which is recorded as a component of interest credited to policyholders' within insurance benefits. SFAS 133 requires that we calculate fair values of index options we may purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options we will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in the fair values of these liabilities are included in interest credited. Interest credited was decreased by $59 million in 2006 for the changes in the fair value of these liabilities. The notional amounts of policyholder fund balances allocated to the equity-index options were $2.4 billion at December 31, 2006.

By using derivative instruments, we are exposed to credit risk (our counterparty fails to make payment) and market risk (the value of the instrument falls and we are required to make a payment). When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes us and, therefore, creates a credit risk for us equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is negative, this generally indicates we owe the counterparty and therefore we have no credit risk, but have been affected by market risk. We minimize the credit risk in derivative instruments by entering into transactions with high quality counterparties with minimum credit ratings that are reviewed regularly by us, by limiting the amount of credit exposure to any one counterparty, and by requiring certain counterparties to post collateral if our credit risk exceeds certain limits. We also maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We do not believe that the credit or market risks associated with derivative instruments are material to any insurance subsidiary or the Company.

We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we have agreed to maintain certain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2. A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring us to post collateral upon significant downgrade. We are required to maintain long-term senior debt ratings above S&P BBB and Moody's Baa3. We also require for our own protection minimum rating standards for counterparty credit protection. We are required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. We do not believe the inclusion of termination or collateralization events pose any material threat to our liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. We manage the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

Our derivative instruments are monitored by our risk management committee as part of that committee's oversight of our derivative activities. Our derivative instruments committee is responsible for implementing various hedging strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into our overall risk management strategies.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                                     ASSETS (LIABILITIES)
                                                   NOTIONAL OR CONTRACT AMOUNTS   CARRYING VALUE/FAIR VALUE
                                                   ----------------------------   -------------------------
                                                           2006     2005                 2006    2005
                                                          ------   ------               -----   -----
                                                                        (IN MILLIONS)
                                                   --------------------------------------------------------
Interest rate derivative instruments:
   Interest rate cap agreements                           $5,950   $5,450               $   3   $   5
   Interest rate swap agreements                           1,064      462                   9       9
                                                          ------   ------               -----   -----
      Total interest rate derivative instruments           7,014    5,912                  12      14
                                                          ======   ======               =====   =====
Foreign currency derivative instruments:
   Foreign currency swaps                                     86       58                  (7)     (5)
Credit derivative instruments:
   Credit default swaps                                       20       20                  --      --
Equity indexed derivative instruments:
   Call options (based on LNC stock)                           1        1                  22      17
   Call options (based on SPX Index)                       2,357       --                 185      --
   Embedded derivatives per SFAS 133                          --       --                (138)   (268)
                                                          ------   ------               -----   -----
      Total derivative instruments *                      $9,478   $5,991               $  74   $(242)
                                                          ======   ======               =====   =====

----------
* Total derivative instruments for 2006 are composed of an asset of $240 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability on the Supplemental Consolidated Balance Sheet. Total derivative instruments for 2005 are composed of an asset of $41 and liabilities of $6 million and $278 million on the Supplemental Consolidated Balance Sheet in derivative instruments, insurance policy and claim reserves and reinsurance related derivative liability, respectively.

A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:

                                INTEREST RATE     INTEREST RATE    FOREIGN CURRENCY
                                CAP AGREEMENTS   SWAP AGREEMENTS    SWAP AGREEMENTS
                               ----------------------------------------------------
                                2006     2005      2006    2005       2006   2005
                               ------   ------    ------   ----       ----   ----
                                                   (IN MILLIONS)
                               ----------------------------------------------------
Balance at beginning of year   $5,450   $4,000    $  462   $446        $58   $ 42
New contracts                     750    1,450       634     36         30     30
Terminations and maturities      (250)      --       (32)   (20)        (2)   (14)
                               ------   ------    ------   ----        ---   ----
   Balance at end of year      $5,950   $5,450    $1,064   $462        $86   $ 58
                               ======   ======    ======   ====        ===   ====

                                                          CALL OPTIONS           CALL OPTIONS
                               CREDIT DEFAULT SWAPS   (BASED ON LNC STOCK)   (BASED ON SPX INDEX)
                               ------------------------------------------------------------------
                                    2006   2005             2006   2005           2006    2005
                                    ----   ----             ----   ----         -------   ----
                                                          (IN MILLIONS)
                               ------------------------------------------------------------------
Balance at beginning of year         $20    $13              $ 1    $ 1         $    --    $--
New contracts                         10     20               --     --           3,377     --
Terminations and maturities          (10)   (13)              --     --          (1,020)    --
                                     ---    ---              ---    ---         -------    ---
   Balance at end of year            $20    $20              $ 1    $ 1         $ 2,357    $--
                                     ===    ===              ===    ===         =======    ===

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and derivative instruments that were not designated as hedging instruments. We did not have derivative instruments that were designated as fair value hedges or hedges of a net investment in a foreign operation. See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. For the years ended December 31, 2006, 2005 and 2004, we recognized after tax after-DAC net losses of $1 million, less than $1 million and $7 million, respectively, in net income as a component of realized investment gains and losses. These losses relate to the ineffective portion of cash flow hedges, the change in market value for derivative instruments not designated as hedging instruments, and the gain
(loss) on swap terminations. For the years ended December 31, 2006, 2005 and 2004, we recognized after-tax after-DAC losses of $16 million, $7 million and $10 million, respectively, in OCI related to the change in market value on derivative instruments that are designated and qualify as cash flow hedges.

DERIVATIVE INSTRUMENTS DESIGNATED IN CASH FLOW HEDGES

INTEREST RATE SWAP AGREEMENTS.

We use interest rate swap agreements to hedge our exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. We are required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income.

Gains (losses) on interest rate swaps hedging interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The open positions at December 31, 2006, expire in 2007 through 2026.

We also use interest rate swap agreements to hedge our exposure to interest rate fluctuations related to the forecasted purchase of assets for certain investment portfolios. The gains (losses) resulting from the swap agreements are recorded in OCI. The gains (losses) are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased. As of December 31, 2006, there were no interest rate swaps hedging forecasted asset purchases.

FOREIGN CURRENCY SWAPS.

We use foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Gains (losses) on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The foreign currency swaps expire in 2014 through 2016.

CALL OPTIONS ON LNC STOCK.

We use call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights ("SARs") granted to our agents on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number of contracts. Call options hedging vested SARs are not eligible for hedge accounting and both are marked to market through net income. Call options hedging nonvested SARs are eligible for hedge accounting and are accounted for as cash flow hedges of the forecasted vesting of SAR liabilities. To the extent that the cash flow hedges are effective, changes in the fair value of the call options are recorded in accumulated OCI. Amounts recorded in OCI are reclassified to net income upon vesting of SARs. Our call option positions will be maintained until such time as the SARs are either exercised or expire and our SAR liabilities are extinguished. The SARs expire five years from the date of grant.

ALL OTHER DERIVATIVE INSTRUMENTS

We use various other derivative instruments for risk management and income generation purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by us for hedge accounting treatment. The gain or loss related to the change in market value for these derivative instruments is recognized in net income during the period of change (reported as realized gain (loss) on investments in the Supplemental Consolidated Statements of Income except where otherwise noted below).

FORWARD STARTING INTEREST RATE SWAP AGREEMENTS.

We used a forward starting interest rate swap agreement to hedge our exposure to the forecasted sale of mortgage loans. We were required to pay the counterparty a predetermined fixed stream of payments, and in return, received payments based on a floating rate from the counterparty. The net receipts/payments from these interest rate swaps were recorded in realized gain (loss) on investments and derivative instruments. As of December 31, 2006, there were no forward starting interest rate swap agreements.

INTEREST RATE CAP AGREEMENTS.

The interest rate cap agreements, which expire in 2007 through 2011, entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of our interest rate cap agreement program is to provide a level of protection for our annuity line of business from the effect of rising interest rates. The interest rate cap agreements provide an economic hedge of the annuity line of business. However, the interest rate cap agreements are not linked to assets and liabilities on the balance sheet that meet the significantly increased level of specificity required under SFAS 133. Therefore, the interest rate cap agreements do not qualify for hedge accounting under SFAS 133.

SWAPTIONS.

Swaptions entitled us to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of our swaption program was to provide a level of protection for its annuity line of business from the effect of rising interest rates. The swaptions provided an economic hedge of the annuity line of business. However, the swaptions were not linked to specific assets and liabilities on the balance sheet that met the significantly increased level of specificity required under SFAS 133. Therefore, the swaptions did not qualify for hedge accounting under SFAS 133. At December 31, 2006, there were no outstanding swaptions.

CREDIT DEFAULT SWAPS.

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows us to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. We have no currently qualified credit default swaps for hedge accounting under SFAS 133, as amounts are insignificant. As of December 31, 2006, we had no outstanding purchased credit default swaps.

We also sell credit default swaps to offer credit protection to investors. The credit default swaps hedge the investor against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows the investor to put the bond back to us at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or restructuring. As of December 31, 2006, we had credit swaps with a notional amount of $20 million, which expire in 2010.

CALL OPTIONS ON LNC STOCK.

As discussed previously in the Cash Flow Hedges section above, we use call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted to our agents on LNC stock. Call options hedging vested SARs are not eligible for hedge accounting treatment under SFAS 133. Mark to market changes are recorded in net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN DEFERRED COMPENSATION PLAN.

We have certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked to market through net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN MODIFIED COINSURANCE AGREEMENTS WITH FUNDS WITHHELD ARRANGEMENTS.

We are involved in various Modco and CFW reinsurance arrangements that have embedded derivatives. The change in fair value of the embedded derivative, as well as the gains or losses on trading securities supporting these arrangements, flows through net income.

DERIVATIVE INSTRUMENT EMBEDDED IN VARIABLE ANNUITY PRODUCTS.

We have certain variable annuity products with a GMWB feature that is an embedded derivative. The change in fair value of the embedded derivatives flows through net income through the benefits line in the Supplemental Consolidated Statements of Income.

DERIVATIVE INSTRUMENTS EMBEDDED IN AVAILABLE-FOR-SALE SECURITIES.

We own various debt securities that (a) contain call options to exchange the debt security for other specified securities of the borrower, usually common stock, or (b) contain call options to receive the return on equity-like indexes. The change in fair value of the embedded derivatives flows through net income. These embedded derivatives have not been qualified for hedge accounting treatment under SFAS 133.

We have used certain other derivative instruments in the past for hedging purposes. Although other derivative instruments may have been used in the past, derivative types that were not outstanding from January 1, 2005 through December 31, 2006 are not discussed in this disclosure.

ADDITIONAL DERIVATIVE INFORMATION.

Income other than realized gains and losses for the agreements and contracts described above amounted to $77 million, $14 million and $26 million in 2006, 2005 and 2004, respectively. The decrease in income from 2004 to 2005 was primarily because of decreased income on interest rate swaps.

We are exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, we do not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. At December 31, 2006, the exposure was $176 million.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of our financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE, HELD-TO-MATURITY AND TRADING SECURITIES.

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE.

The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or;
3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS.

The fair value of policy loans outstanding has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

DERIVATIVE INSTRUMENTS.

We employ several different methods for determining the fair value of our derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices; 2) industry standard models that are commercially available; and 3) broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to determine the derivatives' current fair market value.

OTHER INVESTMENTS, AND CASH AND INVESTED CASH.

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS.

The balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contractholder and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contractholder and Policyholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor have we determined the fair value of such contracts. It is our position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about our shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. We and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

SHORT-TERM AND LONG-TERM DEBT.

Fair values for long-term debt issues are estimated using discounted cash flow analysis based on our current incremental borrowing rate for similar types of borrowing arrangements. For short-term debt, the carrying value approximates fair value.

GUARANTEES.

Our guarantees include guarantees related to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status of the debt, none of the loans are delinquent and the fair value liability for the guarantees related to mortgage loan pass-through certificates is insignificant.

INVESTMENT COMMITMENTS.

Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS.

Assets held in separate accounts are reported at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of our financial instruments are as follows:

                                                                         2006                  2005
                                                                 -------------------   --------------------
                                                                 CARRYING     FAIR     CARRYING      FAIR
                                                                   VALUE      VALUE      VALUE      VALUE
                                                                 --------   --------   --------   ---------
                                                                                 (IN MILLIONS)
                                                                 ------------------------------------------
Assets (liabilities):
Securities available-for-sale
   Fixed maturies                                                $ 46,331   $ 46,331   $ 32,245   $ 32,245
   Equity                                                             205        205        101        101
Trading securities                                                  2,820      2,820      2,985      2,985
Mortgage loans on real estate                                       6,024      6,187      3,662      3,859
Policy loans                                                        2,209      2,385      1,858      2,003
Derivative instruments *                                               74         74       (243)      (243)
Other investments                                                     808        808        423        423
Cash and invested cash                                              1,676      1,676      1,962      1,962
Investment type insurance contracts:                                   --         --
   Deposit contracts and certain guaranteed interest contracts    (27,422)   (27,392)   (21,270)   (21,273)
   Remaining guaranteed interest and similar contracts                (12)       (12)       (13)       (13)
Short-term debt                                                       (21)       (21)       (34)       (34)
Long-term debt                                                     (1,390)    (1,345)    (1,250)    (1,324)
Guarantees                                                             --         --         --         --
Investment commitments                                                 --       (208)        --         --

----------
* Total derivative instruments for 2006 are composed of an asset of $240 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of DAC of $780 million and $383 million, respectively, excluding adjustments for DAC applicable to changes in fair value of securities. The carrying values of these contracts are stated net of DAC so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments, which included those of LNL to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the United States. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection. The Employer Markets business provides its products through the Retirement Products segment, which consists of its Defined Contribution business. Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans.

We also have Other Operations which includes the financial data for operations that are not directly related to the business segments, unallocated corporate items (such as investment income on investments related to the amount of statutory surplus in our insurance subsidiaries that is not allocated to our business units and other corporate investments, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses) and the historical results of the former reinsurance segment, which was sold to Swiss Re Life & Health America Inc. ("Swiss Re") in the fourth quarter of 2001, along with the ongoing amortization of deferred gain on the indemnity reinsurance portion of the transaction with Swiss Re.

Financial data by segment is as follows:

                                                              2006     2005     2004
                                                             ------   ------   ------
                                                                   (IN MILLIONS)
                                                             ------------------------
REVENUE:
Segment Operating
   Revenue:
   Individual Markets:
      Individual Annuities                                   $1,849   $1,309   $1,278
      Life Insurance                                          2,611    1,840    1,847
                                                             ------   ------   ------
      Individual Markets Total                                4,460    3,149    3,125
                                                             ------   ------   ------
   Employer Markets:
      Retirement Products                                     1,290    1,168    1,125
      Group Protection                                           22       --       --
                                                             ------   ------   ------
      Employer Markets Total                                  1,312    1,168    1,125
                                                             ------   ------   ------
   Other Operations                                             445      309      621
   Consolidating adjustments                                   (164)      --     (354)
   Net realized investment results(1)                            (2)     (16)     (45)
   Reserve development net of related amortization
      on business sold  through reinsurance                       1        1        1
                                                             ------   ------   ------
      Total                                                  $6,052   $4,611   $4,473
                                                             ------   ------   ------
NET INCOME:
Segment net income:
   Individual Markets:
      Individual Annuities                                   $  317   $  197   $  169
      Life Insurance                                            386      238      252
                                                             ------   ------   ------
      Individual Markets Total                                  703      435      421
                                                             ------   ------   ------
   Employer Markets:
      Retirement Products                                       239      206      181
      Group Protection                                            5       --       --
                                                             ------   ------   ------
      Employer Markets Total                                    244      206      181
                                                             ------   ------   ------
   Other Operations                                              10       12        9
   Net realized investment results(2)                            (1)     (10)     (29)
   Reserve development net of related amortization
      on business sold through reinsurance                        1        1        1
                                                             ------   ------   ------
   Income before cumulative effect of accounting changes        957      644      583
   Cumulative effect of  accounting changes                      --       --      (26)
                                                             ------   ------   ------
Net Income                                                   $  957   $  644   $  557
                                                             ------   ------   ------

----------
(1) Includes realized losses on investments of $6 million, $20 million and $47 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of less than $1 million, $(1) million and $(12) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $4 million, $5 million and $(1) million in 2006, 2005 and 2004, respectively; and gain on sale of subsidiaries/businesses of $14 million for 2004.

(2) Includes realized losses on investments of $4 million $13 million and $21 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of less than $1 million, less than $(1) million and $(7) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $2 million, $3 million and $(1) million for 2006, 2005 and 2004, respectively.

                                                   2006       2005
                                                 --------   --------
                                                    (IN MILLIONS)
                                                 -------------------
ASSETS:
   Annuities                                     $ 68,530   $ 48,250
   Life Insurance                                  34,006     21,795
   Retirement Products                             35,901     33,478
   Group Protection                                   160         --
   Other Operations                                 8,355      6,649
   Consolidating adjustments                        1,932      3,882
Total                                            $148,884   $114,054

12. SHAREHOLDER'S EQUITY

All authorized and issued shares of LNL, JPL and JPLA, issues are owned by LNC.

Details underlying the supplemental consolidated balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                                     2006      2005
                                                   -------   -------
                                                     (IN MILLIONS)
                                                   -----------------
Fair value of securities
   available-for-sale                              $46,536   $32,346
Cost of securities
   available-for-sale                               45,752    31,362
                                                   -------   -------
Unrealized gain                                        784       984
Adjustments to deferred acquisition
   costs and value of business acquired               (211)     (266)
Amounts required to satisfy
   policyholder commitments                            (20)      (31)
Foreign currency exchange rate
   adjustment                                           28        16
Deferred income taxes                                 (201)     (251)
                                                   -------   -------
Net unrealized gain on securities
   available-for-sale                              $   380   $   452
                                                   =======   =======

Adjustments to DAC and amounts required to satisfy policyholder commitments are netted against the DAC asset line and included within the insurance policy and claim reserve line on the Supplemental Consolidated Balance Sheets, respectively.

Details underlying the change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment shown on the Supplemental Consolidated Statements of Shareholder's Equity are as follows:

                                                 2006    2005   2004
                                                 ----   -----   ----
                                                    (IN MILLIONS)
                                                 -------------------
Unrealized gains (losses) on
   securities available-for-sale
   arising during the year                       $(91)  $(479)  $116
Less: Reclassification adjustment
   for gains on disposals of prior
   year inventory included in net income (1)       67      39     82
Less: Federal income tax expense
   (benefit) on reclassification                  (86)   (189)    11
                                                 ----   -----   ----
Net change in unrealized gain on
   securities available-for-sale, net
   of reclassifications and federal
   income tax expense                            $(72)  $(329)  $ 23
                                                 ====   =====   ====

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to DAC and amounts required to satisfy policyholder commitments.

The net unrealized gain (loss) on derivative instruments component of other comprehensive income shown on the Supplemental Consolidated Statements of Shareholder's Equity is net of Federal income tax expense (benefit) of $3 million, $5 million and $3 million for 2006, 2005 and 2004, respectively, and net of adjustments to DAC of less than $1 million, $(7) million and $(8) million for 2006, 2005 and 2004, respectively.

13. RESTRUCTURING CHARGES

The following provides details on our restructuring charges. All restructuring charges recorded by us are included in underwriting, acquisition, insurance and other expenses on the Supplemental Consolidated Statements of Income in the year incurred and are included in the Other Operations segment.

2006 RESTRUCTURING PLAN

Upon completion of LNC's merger with Jefferson-Pilot, a restructuring plan was implemented relating to the integration of LNC's legacy operations with those of Jefferson-Pilot. The realignment will enhance productivity, efficiency and scalability while positioning LNC and its affiliates for future growth.

The following details LNL's restructuring charges associated with this integration plan:

                                                       TOTAL
                                                 ----------------
                                                   (IN MILLIONS)
                                                 ----------------
Amounts incurred in 2006
   Employee severance and termination benefits          $12
   Abandoned office space                                 1
                                                        ---
Total 2006 restructuring charges                         13
Amounts expended in 2006                                 (6)
                                                        ---
Restructuring reserve at December 31, 2006              $ 7
                                                        ===
Additional amounts expended that do not
qualify as restructuring charges                        $14
Expected completion date                         4th Quarter 2009

2005 RESTRUCTURING PLAN

During May 2005, LFA implemented a restructuring plan to realign its field management and financial planning support areas. Total pre-tax restructuring charges incurred during 2005 were $7 million. These charges, which are included in Other Operations, included employee severance and termination benefits of $4 million and rent on abandoned office space of $3 million. The remaining reserves totaled $1 million at December 31, 2006. The plan was completed by year end 2006, except for lease payments on vacated space which run through 2008.

2003 RESTRUCTURING PLANS

In January 2003, the Life Insurance segment announced that it was realigning its operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning the segment for future growth. In February 2003, Lincoln Retirement announced plans to consolidate its fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, we announced that we were combining our retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, we announced additional realignment activities.

The total pre-tax restructuring charges recorded in 2005 and 2004 were $23 million and $20 million, respectively. Pre-tax amounts reversed in restructuring charges in 2006 and 2004 were $1 million in each year. Additional pre-tax amounts expended that do not qualify as restructuring charges in 2005 and 2004 were $7 million and $15 million, respectively. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

Cash and short-term investments at December 31, 2006 and 2005 include our participation in a cash management agreement with LNC of $389 million and $227 million, respectively. Related investment income was $14 million, $6 million and $3 million in 2006, 2005 and 2004, respectively. Short-term debt represents notes payable to LNC of $21 million and $34 million at December 31, 2006 and 2005, respectively. Total interest expense for this short-term debt was $1 million per year in 2006, 2005 and 2004. As shown in Note 5, LNC supplied funding to us totaling $1.390 billion in 2006 and $1.250 billion in 2005, in exchange for notes. The interest expense on these notes was $78 million per year in 2006, 2005 and 2004.

A transfer pricing arrangement is in place between LFD and Delaware Management Holdings, Inc. ("DMH") related to the wholesaling of DMH's investment products. As a result, we received fees of $36 million, $41 million, and $32 million from DMH for transfer pricing in 2006, 2005, and 2004. We also received fees of $4 million in 2006, from the Jefferson-Pilot Companies, for distributing Variable Universal Life products.

We paid fees of $57 million, $72 million and $79 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

We provide services to and receive services from affiliated companies plus we receive an allocation of corporate overhead from LNC. This allocation is based on a calculation that utilizes income and equity of the business units. These activities with affiliated companies resulted in net payments of $59 million, $122 million and $101 million in 2006, 2005 and 2004, respectively.

We cede and accept reinsurance from affiliated companies. As discussed in Note 6, we cede certain Guaranteed Benefit risks (including certain GMDB and all GMWB benefits) to LNR Barbados. We also cede certain risks for certain UL policies, which resulted from recent actuarial reserving guidelines, to LNR Barbados. As of December 31, 2006, 2005 and 2004, all of these transactions are between us and LNR Barbados and us and Lincoln Assurance Limited, an affiliated life insurance company. Premiums in the accompanying Supplemental Consolidated Statements of Income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                                                   2006    2005    2004
                                                  -----   -----   -----
                                                      (IN MILLIONS)
                                                  ---------------------
Insurance assumed                                 $  25   $  --   $  --
Insurance ceded                                    (238)   (219)   (116)
                                                  -----   -----   -----
Net reinsurance premiums and fees                 $(213)  $(219)  $(116)
                                                  =====   =====   =====

The Supplemental Consolidated Balance Sheets include reinsurance balances with affiliated companies as follows:

                                                        2006     2005
                                                       ------   ------
                                                        (IN MILLIONS)
                                                       ---------------
Future policy benefits and claims assumed              $  141   $    3
Future policy benefits and claims ceded                   951    1,052
Amounts recoverable from reinsurers on
   paid and unpaid losses                                  16       16
Reinsurance payable on paid losses                         11        3
Funds held under reinsurance treaties-net liability       702      718

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary on letters of credit aggregating $1,153 million and $751 million at December 31, 2006 and 2005, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement, and are guaranteed by LNC.

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company was reimbursed $199 million in for general management and investment services provided by the Company, of which $46 million remained receivable as of December 31, 2006, related to these agreements. The Company also made various disbursements to its affiliates, of which $8 million remained payable as of December 31, 2006. These balances are included in other assets on the Supplemental Consolidated Balance Sheets.

The Company owns the following securities of Jefferson-Pilot affiliates. Amounts are reflected at the carrying amounts in the Supplemental Consolidated Balance Sheets as of December 31.

                                                            2006   2005
                                                            ----   ----
Lincoln Financial Media Company
   (affiliate) Senior Promissory Notes
   due 2005 through 2013, interest
   ranging from 4.2% to 7.7%                                 $12    $16
Lincoln National Corporation (Parent)
   Senior Notes Series due 2008
   interest 4.6%                                              92     92
Lincoln National Corporation Senior
   Promissory Notes due 2007, interest
   rate of 5.25%                                               6     --

The Company recognized interest income totaling $4 million as of December 31, 2006.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expenses of less than $1 million at December 31, 2006 related to this agreement.

During 1999, JPLA paid an affiliate, Jefferson Pilot Financial Life Insurance Company (JPFIC) $100 million in premiums for a company owned life insurance policy on certain of its employees. At December 31, 2006, the cash surrender value of this policy totaled approximately $148 million.

The Company has entered into service agreements with JPL and certain of its affiliates for personnel and facilities usage, general management services, and investment management services. The Company expensed, prior to deferrals, $17 million as of December 31, 2006 for general management and investment services provided by JPL. At December 31, 2006, the Company had $5 million payable to JPL related to these service contracts. These balances are included in other assets on the Supplemental Consolidated Balance Sheets.

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying supplemental consolidated balance sheets of The Lincoln National Life Insurance Company as of December 31, 2006 and 2005, and the related supplemental consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of the Company with Jefferson-Pilot Life Insurance Company ("JPL"), which occurred on April 2, 2007, and which has been accounted for in a manner similar to a pooling-of-interests as described in Note 1 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated acquisition accounted for by the pooling-of-interests method in the financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of The Lincoln National Life Insurance Company after financial statements covering the date of consummation of the merger are issued.

In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of the consummation of the business combination.

As discussed in Note 2 to the supplemental consolidated financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans. Also, as discussed in Note 2 to the supplemental consolidated financial statements, in 2004 the Company changed its method of accounting for certain non-traditional long-duration contracts and for separate accounts.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 2, 2007

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Jefferson-Pilot Life Insurance Company and Subsidiary
As of December 31, 2006 and 2005 and For the Periods April 3 Through December 31, 2006 and January 1 Through April 2, 2006 and For the Years Ended December 31, 2005 and 2004

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1
Audited Consolidated Financial Statements
   Consolidated Balance Sheets as of December 31, 2006 and 2005              F-2
Consolidated Statements of Income for the periods April 3 through
   December 31, 2006  and January 1 through April 2, 2006 and the years
   ended December 31, 2005 and 2004                                          F-4
Consolidated Statements of Stockholder's Equity for the periods April 3 through December 31, 2006 and  January 1 through April 2, 2006 and for
   the years ended December 31, 2005 and 2004                                F-5
Consolidated Statements of Cash Flows for the periods April 3 through
   December 31, 2006 and  January 1 through April 2, 2006 and for the
   years ended December 31, 2005 and 2004                                    F-6
Notes to Consolidated Financial Statements                                   F-7

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson-Pilot Life Insurance Company and Subsidiary

We have audited the consolidated balance sheets of Jefferson-Pilot Life Insurance Company and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson-Pilot Life Insurance Company and Subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Greensboro, North Carolina
March 19, 2007

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                    DECEMBER 31,
                                                                              -------------------------
                                                                                  2006          2005
                                                                              -----------   -----------
ASSETS
Investments:
   Debt securities available-for-sale, at fair value (amortized cost
      $13,115,270 and $11,163,632)                                            $13,243,588   $11,340,518
   Debt securities held-to-maturity, at amortized cost (fair value
      $0 and $1,378,716)                                                               --     1,325,157
   Equity securities available-for-sale, at fair value (cost $534 and $286)           549           427
   Mortgage loans on real estate                                                2,376,014     2,417,618
   Policy loans                                                                   279,686       258,362
   Real estate                                                                    165,871        81,261
   Other investments                                                              341,981       242,024
                                                                              -----------   -----------
Total investments                                                              16,407,689    15,665,367
Cash and cash equivalents                                                         359,425        41,392
Accrued investment income                                                         210,965       195,845
Due from reinsurers                                                               160,911       153,060
Deferred policy acquisition costs                                                 306,873     1,671,492
Value of business acquired                                                      1,363,401            --
Goodwill                                                                        1,358,027            --
Property and equipment, net of accumulated depreciation                           118,022        79,585
Cash surrender value of life insurance                                            147,884       140,730
Assets held in separate accounts                                                  510,411       491,697
Other assets                                                                      305,752       238,129
                                                                              -----------   -----------
Total assets                                                                  $21,249,360   $18,677,297
                                                                              ===========   ===========

See accompanying notes.

                                                                              DECEMBER 31,
                                                                       -------------------------
                                                                           2006          2005
                                                                       -----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                                              $ 1,231,397   $ 1,244,257
   Policyholder contract deposits                                       13,686,716    13,067,520
   Policy and contract claims                                               41,981        46,425
   Funding agreements                                                      300,000       300,000
   Other policy liabilities                                                560,144       773,986
                                                                       -----------   -----------
Total policy liabilities                                                15,820,238    15,432,188
Deferred income tax liabilities                                            302,722       183,773
Currently payable (recoverable) income tax                                     193        (2,786)
Securities sold under repurchase agreements                                     --       300,835
Accounts payable, accruals and other liabilities                           915,218       237,604
Liabilities related to separate accounts                                   510,411       491,697
                                                                       -----------   -----------
Total liabilities                                                       17,548,782    16,643,311
Commitments and contingent liabilities (see Note 14)
STOCKHOLDER'S EQUITY
   Common stock, par value $100 per share, 50,000 shares authorized,
      issued and outstanding                                                 5,000         5,000
   Paid in capital                                                       3,428,755        31,570
   Retained earnings                                                       195,927     1,894,678
   Accumulated other comprehensive income                                   70,896       102,738
                                                                       -----------   -----------
Total stockholder's equity                                               3,700,578     2,033,986
                                                                       -----------   -----------
Total liabilities and stockholder's equity                             $21,249,360   $18,677,297
                                                                       ===========   ===========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                 (IN THOUSANDS)

                                                         PERIOD FROM   PERIOD FROM
                                                           APRIL 3      JANUARY 1           YEAR ENDED
                                                           THROUGH       THROUGH           DECEMBER 31,
                                                        DECEMBER 31,     APRIL 2,    -----------------------
                                                           2006            2006         2005         2004
                                                        ------------   -----------   ----------   ----------
REVENUE
Premiums and other considerations                        $   79,279      $ 25,426    $  102,926   $  105,084
Universal life and investment product charges               298,891        94,593       363,239      304,670
Net investment income                                       760,258       253,520       935,300      906,750
Realized investment losses                                   (4,446)       (4,046)       (4,529)     (12,218)
                                                         ----------      --------    ----------   ----------
Total revenues                                            1,133,982       369,493     1,396,936    1,304,286
BENEFITS AND EXPENSES
Insurance and annuity benefits                              671,705       228,655       826,230      782,345
Insurance commissions, net of deferrals                       8,139         1,844         9,230       15,422
General and administrative expenses, net of deferrals        24,845        16,705        17,597       27,519
Insurance taxes, licenses and fees                           26,020         8,496        29,607       29,730
Amortization of policy acquisition costs and value of
   business acquired                                        110,901        38,620       162,403      130,022
Interest expense                                                 28         1,121         3,173        1,413
                                                         ----------      --------    ----------   ----------
Total benefits and expenses                                 841,638       295,441     1,048,240      986,451
                                                         ----------      --------    ----------   ----------
Income before income taxes and cumulative effect of
   change in accounting principle                           292,344        74,052       348,696      317,835
INCOME TAXES:
   Current                                                    8,572        12,939        63,307      116,239
   Deferred                                                  85,645         1,833        48,565      (14,370)
                                                         ----------      --------    ----------   ----------
Total income taxes                                           94,217        14,772       111,872      101,869
                                                         ----------      --------    ----------   ----------
Income before cumulative effect of change in
   accounting principle                                     198,127        59,280       236,824      215,966
Cumulative effect of change in accounting for long
   duration contracts, net of taxes                              --            --            --       (9,356)
                                                         ----------      --------    ----------   ----------
Net income                                               $  198,127      $ 59,280    $  236,824   $  206,610
                                                         ==========      ========    ==========   ==========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                 (IN THOUSANDS)

                                                                                ACCUMULATED
                                                                                   OTHER           TOTAL
                                          COMMON      PAID IN      RETAINED    COMPREHENSIVE   STOCKHOLDER'S
                                           STOCK      CAPITAL      EARNINGS        INCOME          EQUITY
                                         --------   ----------   -----------   -------------   -------------
BALANCE, JANUARY 1, 2004                 $  5,000   $   30,567   $ 1,550,244     $ 243,943      $ 1,829,754
Net income                                     --           --       206,610            --          206,610
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --        (1,426)          (1,426)
Unrealized gain on available-for-sale
   securities, net of taxes                    --           --            --         9,668            9,668
                                                                                                -----------
   Comprehensive income                        --           --            --            --          214,852
Dividends paid                                 --           --       (10,000)           --          (10,000)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2004                  5,000       30,567     1,746,854       252,185        2,034,606
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --       236,824            --          236,824
Parent company capital contribution
   for stock option expense                    --        1,003            --            --            1,003
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --          (222)            (222)
Unrealized loss on available-for-sale
   securities, net of taxes                    --           --            --      (149,225)        (149,225)
                                                                                                -----------
   Comprehensive income                        --           --            --            --           88,380
Dividends paid                                 --           --       (89,000)           --          (89,000)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2005                  5,000       31,570     1,894,678       102,738        2,033,986
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --        59,280            --           59,280
Parent company capital contribution
   for stock option expense                    --        6,312            --            --            6,312
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --         1,116            1,116
Unrealized loss on available-for-sale
   securities, net of taxes                    --           --            --      (165,416)        (165,416)
                                                                                                -----------
   Comprehensive loss                                                                               (98,708)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, APRIL 2, 2006                      5,000       37,882     1,953,958       (61,562)       1,935,278
                                         ========   ==========   ===========     =========      ===========
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity               (5,000)     (37,882)   (1,953,958)       61,562       (1,935,278)
Lincoln National Corporation
   purchase price                           5,000    3,424,337            --            --        3,429,337
                                         --------   ----------   -----------     ---------      -----------
BALANCE, APRIL 3, 2006                      5,000    3,424,337            --            --        3,429,337
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --       198,127            --          198,127
Parent company capital contribution
   for stock option expense                    --        4,418            --            --            4,418
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --          (498)            (498)
Unrealized gain on available-for-sale
   securities, net of taxes                    --           --            --        61,522           61,522
Adjustment to initially apply SFAS 158         --           --            --         9,872            9,872
                                                                                                -----------
   Comprehensive income                        --           --            --            --          273,441
Dividends paid                                 --           --        (2,200)           --           (2,200)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2006               $  5,000   $3,428,755   $   195,927     $  70,896      $ 3,700,578
                                         ========   ==========   ===========     =========      ===========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                PERIOD FROM   PERIOD FROM
                                                                  APRIL 3      JANUARY 1            YEAR ENDED
                                                                  THROUGH       THROUGH            DECEMBER 31,
                                                               DECEMBER 31,     APRIL 2,    --------------------------
                                                                   2006           2006          2005          2004
                                                               ------------   -----------   -----------   ------------
OPERATING ACTIVITIES
Net income                                                      $   198,127    $  59,280    $   236,824   $    206,610
Adjustments to reconcile net income to net cash  provided by operating activities:
   Change in policy liabilities other than deposits                 105,528       44,278        124,430         88,040
   Credits to policyholder accounts, net                             24,786       11,987         19,287        124,462
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                             (325,455)     (57,454)      (254,854)      (204,708)
   Change in receivables and asset accruals                         (34,537)       1,546        (59,379)        (7,712)
   Change in payables and expense accruals                          248,905       12,170         29,919          6,707
   Realized investment losses                                         4,446        4,046          4,529         12,218
   Depreciation and amortization (accretion)                         33,343        5,806         23,885         15,554
   Amortization (accretions) and additions to
      value of business acquired, net                                25,317           --             --             --
   Stock compensation                                                 4,418        6,312             --             --
   Other                                                            (61,290)     (53,438)       (33,997)       (52,507)
                                                                -----------    ---------    -----------   ------------
Net cash provided by operating activities                           223,588       34,533         90,644        188,664
                                                                -----------    ---------    -----------   ------------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                            860,105       13,155        654,846        278,986
   Maturities, calls and redemptions                                444,018       79,191        685,550        890,400
   Purchases                                                     (1,886,375)    (312,008)    (2,339,164)    (2,602,618)
Securities held-to-maturity:
   Sales                                                                 --           --          2,524         19,252
   Maturities, calls and redemptions                                     --       81,971        250,224        239,750
   Purchases                                                             --       (8,570)          (127)            (5)
Repayments of mortgage loans                                        332,041       43,720        480,466        236,541
Mortgage loans originated                                          (247,888)     (30,025)      (693,507)      (321,250)
Increase in policy loans, net                                       (18,191)      (3,133)        (1,770)       (12,683)
Securities lending                                                  166,080           --             --             --
Other investing activities, net                                     (16,207)      (4,196)       (46,267)      (110,740)
                                                                -----------    ---------    -----------   ------------
Net cash used in investing activities                              (366,417)    (139,895)    (1,007,225)    (1,382,367)
                                                                -----------    ---------    -----------   ------------
FINANCING ACTIVITIES
Policyholder contract deposits                                    2,034,751      508,510      2,130,934      2,146,513
Withdrawals of policyholder contract deposits                    (1,593,526)    (411,286)    (1,373,497)    (1,025,468)
Funding agreements issuance                                              --           --        300,000             --
Net proceeds (payments) from securities sold
   under repurchase agreements                                       49,447      (19,472)       (16,905)        72,395
Cash dividends paid                                                  (2,200)          --        (89,000)       (10,000)
                                                                -----------    ---------    -----------   ------------
Net cash provided by financing activities                           488,472       77,752        951,532      1,183,440
                                                                -----------    ---------    -----------   ------------
Net increase (decrease) in cash and cash equivalents                345,643      (27,610)        34,951        (10,263)
Cash and cash equivalents, beginning                                 13,782       41,392          6,441         16,704
                                                                -----------    ---------    -----------   ------------
Cash and cash equivalents, ending                               $   359,425    $  13,782    $    41,392   $      6,441
                                                                ===========    =========    ===========   ============
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                                   $     1,211    $   1,304    $     8,028   $      2,806
                                                                ===========    =========    ===========   ============

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                         (DOLLAR AMOUNTS IN THOUSANDS)
                               DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Prior to April 3, 2006, Jefferson-Pilot Life Insurance Company (JP Life or the Company) was wholly-owned by Jefferson-Pilot Corporation (Jefferson-Pilot). JP Life and its subsidiary, Jefferson Standard Life Insurance Company (the subsidiary), collectively referred to as (the Company), are principally engaged in the sale of individual life insurance, annuity and investment products, and group non-medical products (primarily term life and disability). These products are marketed primarily through personal producing general agents throughout the United States.

On April 3, 2006, Lincoln National Corporation (LNC or the Parent) completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations" (SFAS 141) and JP Life became wholly-owned by LNC. On February 15, 2007, the North Carolina Department of Insurance approved the merger of the Company into Lincoln National Life Insurance Company (LNL), an Indiana domiciled affiliate. The effective date of the merger will be April 2, 2007. LNL is a subsidiary of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JP Life were "pushed down" to the Company's financial statements in accordance with push down accounting rules. LNC is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JP Life's net assets assumed in the merger was $3.4 billion. Goodwill of $1.4 billion resulted from the excess of purchase price over the fair value of JP Life's net assets. The parent paid a premium over the fair value of JP Life's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with the adjustments that were made to the Company's Balance Sheet to get to the fair value of net assets:

                                                    PRELIMINARY    FAIR VALUE
                                                    FAIR VALUE    ADJUSTMENTS
                                                                      (1)
                                                   ------------   -----------
Investments                                        $ 15,728,254   $   203,199
Due from reinsurers                                     159,155            --
Deferred policy acquisition costs                            --    (1,767,553)
Value of business acquired                            1,422,208     1,422,208
Goodwill                                              1,358,027     1,358,027
Other assets                                            739,114        67,110
Assets held in separate accounts                        500,016            --
Policy liabilities                                  (15,254,983)      329,285
Income tax liabilities                                 (161,413)      (76,646)
Accounts payable, accruals and other liabilities       (561,025)      (41,572)
Liabilities related to separate accounts               (500,016)           --
                                                   ------------   -----------
   Total net assets acquired                       $  3,429,337   $ 1,494,058
                                                   ============   ===========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                              PRELIMINARY
                                               FAIR VALUE
                                              -----------
                       Individual Markets:
                          Life Insurance       $  795,829
                          Annuities               562,198
                                               ----------
                             Total Goodwill    $1,358,027
                                               ==========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements presented herein include the accounts of JP Life and Jefferson Standard Life Insurance Company. All material intercompany accounts and transactions have been eliminated.

An affiliated trust, Jefferson-Pilot Life Funding Trust I, is a variable interest entity (VIE). VIEs are defined by the Financial Accounting Standards Board's Interpretation (FIN) No. 46 (Revised), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51", (FIN 46-R). The Company is not the primary beneficiary of this affiliated trust and does not have a controlling financial interest. Accordingly, under FIN 46-R, the accounts of this entity are not included in the Company's consolidated financial statements.

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, policy liabilities, unearned revenue, pension plan and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity, or securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data, or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, the Company applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided for when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the consolidated statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to the contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

REAL ESTATE AND OTHER INVESTMENTS

Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value less estimated costs to sell. Real estate not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate, primarily buildings, is depreciated principally by the straight-line method over estimated useful lives generally ranging from 30 to 40 years. Accumulated depreciation was $2,131 and $31,115 at December 31, 2006 and 2005. Other investments, which consist primarily of S&P 500 Index(R) options and affordable housing tax credit investments, are stated at equity, fair value or the lower of cost or market, as appropriate.

Cost of real estate is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in realized gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivatives to help manage exposure to certain equity and interest rate risks. Statement of Financial Accounting Standard (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, (SFAS 133), requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value, which the Company classifies within its investments on its consolidated balance sheets. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge or cash flow hedge. The Company accounts for changes in fair values of derivatives that are not part of a hedge or do not qualify for hedge accounting through investment income during the period of the change. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivative instruments is recognized in investment income during the period of the change. Effectiveness of the Company's hedge relationships is assessed and measured on a quarterly basis.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads. In calculating the estimated gross profits for these products, the Company utilizes a long-term total gross return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the consolidated statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) resulted from the merger with LNC on April 3, 2006 and will be regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts would be written down using a combination of fair value and discounted cash flows. No impairments occurred during the year ending December 31, 2006.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of the related policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the consolidated statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the consolidated statements of income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated principally by the straight-line method over estimated useful lives of 30 to 50 years for buildings, approximately 10 years for other property and equipment and 3 to 5 years for computer hardware and software. Accumulated depreciation was $13,873 and $105,185 at December 31, 2006 and 2005. Property and equipment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. In such cases, the cost basis of the property and equipment is reduced to fair value with the impairment loss being included in realized gains and losses.

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the Company's deferred sales inducement asset is reported in other assets within the consolidated balance sheets.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the consolidated balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

FUNDING AGREEMENTS

Funding agreements consist of investment contracts, which back medium term notes sold by the Company through investment banks to commercial investors. Accrued interest on the funding agreements is classified within other policy liabilities on the Company's consolidated balance sheets.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written which relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy, and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net of amounts deferred and amounts recognized is reflected in universal life and investment product charges in the consolidated statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the consolidated statements of income within universal life and investment product charges in the period such revisions occur.

Dividend and investment income are recognized when earned.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability income, and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and to spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company and its subsidiary are included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid-in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, the Company's ultimate parent company merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to the merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its consolidated financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements"
(SFAS 157), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its financial condition and results of operations.

EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). The guidance requires the Company to recognize on the balance sheet the funded status of its defined benefit postretirement plans as either an asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. The Company adopted the recognition and disclosure provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in an increase to accumulated other comprehensive income of $9,872.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN
48). FIN 48 establishes criteria that an individual tax position must be met for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" (SFAS 123). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. Adopting SFAS 123(R) did not have a material effect on the Company's results of operations.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 16 for more information regarding stock-based compensation plans.

THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENTS AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (FSP 115-1). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's consolidated financial condition or results of operations. See Note 3 for discussion of investment impairments and related disclosures.

ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company will adopt this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired
(VOBA). The Company estimates that its adoption will result in an immaterial adjustment to DAC and VOBA balances upon adoption and an immaterial increase to amortization in 2007. The Company's preliminary estimates are based upon its interpretation of SOP 05-1 and the proposed implementation guidance. The Company continues to analyze the impact on DAC and VOBA amortization and is currently evaluating the effect of a Technical Practice Aide (TPA) issued in February 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ significantly from the Company's preliminary estimates as the issuance of new implementation guidance and evolving industry practice may affect its interpretation and implementation.

3. INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities are as follows:

                                                                          DECEMBER 31, 2006
                                                       ---------------------------------------------------
                                                         COST OR       GROSS         GROSS
                                                        AMORTIZED    UNREALIZED   UNREALIZED       FAIR
                                                           COST         GAINS      (LOSSES)       VALUE
                                                       -----------   ----------   ----------   -----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $    18,351    $     15     $    (30)   $    18,336
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         754,025       5,475         (620)       758,880
Obligations of states and political subdivisions            41,314         478           (7)        41,785
Corporate obligations                                   11,712,212     144,810      (29,434)    11,827,588
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         485,516       8,054         (421)       493,149
Affiliate bonds                                            103,852          --           (2)       103,850
                                                       -----------    --------     --------    -----------
Subtotal, debt securities                               13,115,270     158,832      (30,514)    13,243,588
Equity securities                                              534          16           (1)           549
                                                       -----------    --------     --------    -----------
Securities available-for-sale                          $13,115,804    $158,848     $(30,515)   $13,244,137
                                                       ===========    ========     ========    ===========

                                                                          DECEMBER 31, 2005
                                                       ----------------------------------------------------
                                                         COST OR        GROSS         GROSS
                                                        AMORTIZED     UNREALIZED   UNREALIZED
                                                           COST         GAINS       (LOSSES)     FAIR VALUE
                                                       -----------   -----------   ----------   -----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $   137,433     $  3,109     $    (187)  $   140,355
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         664,964       17,347        (5,906)      676,405
Obligations of states and political subdivisions            42,232        3,485           (88)       45,629
Corporate obligations                                    9,752,029      280,720      (116,716)    9,916,033
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         474,873        3,068        (6,959)      470,982
Affiliate bonds                                             92,000           --          (982)       91,018
Redeemable preferred stocks                                    101           --            (5)           96
                                                       -----------     --------     ---------   -----------
Subtotal, debt securities                               11,163,632      307,729      (130,843)   11,340,518
Equity securities                                              286          141            --           427
                                                       -----------     --------     ---------   -----------
Securities available-for-sale                          $11,163,918     $307,870     $(130,843)  $11,340,945
                                                       ===========     ========     =========   ===========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Obligations of states and political subdivisions       $     1,001     $     59    $       --   $     1,060
Corporate obligations                                    1,307,910       62,891        (8,949)    1,361,852
Affiliate bonds                                             16,246           98          (540)       15,804
                                                       -----------     --------     ---------   -----------
Debt securities held-to-maturity                       $ 1,325,157     $ 63,048     $  (9,489)  $ 1,378,716
                                                       ===========     ========     =========   ===========

At December 31, 2006, affiliate bonds included in securities available-for-sale consist of securities issued by LNC and Lincoln Financial Media Company. At December 31, 2005, affiliate bonds included in securities available-for-sale consist of securities issued by LNC and affiliate bonds included in securities held-to-maturity consist of securities issued by Lincoln Financial Media Company. See further discussion in Note 12.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to maturity date, were as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities which are based upon estimated maturity dates. Actual future maturities may differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

                                                AVAILABLE-FOR-SALE
                                            -------------------------
                                             AMORTIZED        FAIR
                                                COST         VALUE
                                            -----------   -----------
Due in one year or less                     $   397,476   $   397,250
Due after one year through five years         2,725,267     2,738,543
Due after five years through ten years        5,626,007     5,674,666
Due after ten years                           3,126,980     3,181,100
Amounts not due at a single maturity date     1,239,540     1,252,029
                                            -----------   -----------
                                            $13,115,270   $13,243,588
                                            ===========   ===========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $159,351 and $166,080 at December 31, 2006, and $152,195 and $156,231 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON SECURITIES

Changes in amounts affecting net unrealized gains included in other comprehensive income, reduced by deferred income taxes, were as follows:

                                                                        NET UNREALIZED GAINS (LOSSES)
                                                                   ------------------------------------
                                                                      DEBT        EQUITY
                                                                   SECURITIES   SECURITIES      TOTAL
                                                                   ----------   ----------   ----------
Net unrealized gains on securities available-for-sale as of
   December 31, 2003                                                $ 243,204      $ 32       $ 243,236
Change during year ended December 31, 2004:
   Increase in stated amount of securities                             15,663        52          15,715
   Decrease in deferred policy acquisition costs                         (841)       --            (841)
   Increase in deferred income tax liabilities                         (5,188)      (18)         (5,206)
                                                                    ---------      ----       ---------
Increase in net unrealized gains included in other
   comprehensive income                                                 9,634        34           9,668
                                                                    ---------      ----       ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2004                                                  252,838        66         252,904
Change during year ended December 31, 2005:
   (Decrease) increase in stated amount of securities                (287,631)       30        (287,601)
   Increase in deferred policy acquisition costs                       58,024        --          58,024
   Decrease (increase) in deferred income tax liabilities              80,362       (10)         80,352
                                                                    ---------      ----       ---------
(Decrease) increase in net unrealized gains included in other
   comprehensive income                                              (149,245)       20        (149,225)
                                                                    ---------      ----       ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2005                                                  103,593        86         103,679
Change during period January 1 through April 2, 2006:
   (Decrease) increase in stated amount of securities                (294,722)       19        (294,703)
   Increase in deferred policy acquisition costs and value
      of business acquired                                             40,218        --          40,218
   Decrease (increase) in deferred income tax liabilities              89,076        (7)         89,069
                                                                    ---------      ----       ---------
(Decrease) increase in net unrealized gains included in other
   comprehensive income                                              (165,428)       12        (165,416)
                                                                    ---------      ----       ---------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                           $ (61,835)     $ 98       $ (61,737)
                                                                    =========      ====       =========

                                                                   NET UNREALIZED GAINS (LOSSES)
                                                                ----------------------------------
                                                                   DEBT        EQUITY
                                                                SECURITIES   SECURITIES     TOTAL
                                                                ----------   ----------   --------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                        $(61,835)      $ 98      $(61,737)
Sale of stockholder's equity                                       61,835        (98)       61,737
                                                                 --------       ----      --------
Net unrealized gains on securities available-for-sale as of
   April 3, 2006                                                       --         --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                        128,318         15       128,333
   Decrease in deferred policy acquisition costs and value of
      business acquired                                           (32,337)        --       (32,337)
   Increase in deferred income tax liabilities                    (34,469)        (5)      (34,474)
                                                                 --------       ----      --------
Increase in net unrealized gains included in other
   comprehensive income                                            61,512         10        61,522
                                                                 --------       ----      --------
Net unrealized gains on securities available-for-sale as of
   December 31, 2006                                             $ 61,512       $ 10      $ 61,522
                                                                 ========       ====      ========

NET INVESTMENT INCOME

The details of net investment income follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1         YEAR ENDED
                                            THROUGH       THROUGH         DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    --------------------
                                             2006           2006        2005        2004
                                         ------------   -----------   --------   ---------
Interest on debt securities                $579,054       $185,283    $737,935    $705,123
Investment income on equity securities           25             --          25          19
Interest on mortgage loans                  122,775         41,105     160,567     160,083
Interest on policy loans                     12,723          4,013      16,676      16,437
Other investment income                      79,406         28,570      44,437      45,201
                                           --------       --------    --------    --------
Gross investment income                     793,983        259,971     959,640     926,863
Investment expenses                         (33,725)        (5,451)    (24,340)    (20,113)
                                           --------       --------    --------    --------
Net investment income                      $760,258       $253,520    $935,300    $906,750
                                           ========       ========    ========    ========

Investment expenses include salaries, expenses of maintaining and operating investment real estate, real estate depreciation and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH        DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    ------------------
                                                         2006           2006        2005      2004
                                                     ------------   -----------   -------   --------
Debt securities                                         $ 1,946       $(3,721)    $(9,454)  $(17,182)
Other                                                    (1,633)         (679)      5,275      6,407
Amortization of deferred policy acquisition costs,
   value of business acquired and deferred
   sales inducements                                     (4,759)          354        (350)    (1,443)
                                                        -------       -------     -------   --------
Realized investment losses                              $(4,446)      $(4,046)    $(4,529)  $(12,218)
                                                        =======       =======     =======   ========

See Note 5 for discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on debt securities, including other-than- temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1         YEAR ENDED
                                                      THROUGH       THROUGH          DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -------------------
                                                       2006           2006        2005       2004
                                                   ------------   -----------   --------   --------
Gross realized:
   Gains                                              $ 9,598       $   246     $ 13,424   $ 26,997
   Losses                                              (7,652)       (3,967)     (22,878)   (44,179)
                                                      -------       -------     --------   --------
Realized gains (losses) on total debt securities      $ 1,946       $(3,721)    $ (9,454)  $(17,182)
                                                      =======       =======     ========   ========

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1         YEAR ENDED
                                                      THROUGH       THROUGH         DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -------------------
                                                       2006           2006        2005       2004
                                                   ------------   -----------   --------   --------
Gross realized:
   Gains                                              $ 9,598       $   212     $  9,744   $ 24,211
   Losses                                              (7,652)       (3,933)     (22,623)   (40,712)
                                                      -------       -------     --------   --------
Realized losses on available-for-sale securities      $ 1,946       $(3,721)    $(12,879)  $(16,501)
                                                      =======       =======     ========   ========

INVESTMENT CONCENTRATION, RISK, AND IMPAIRMENT

Investments in debt and equity securities include 980 issuers. Debt securities include investments in Jefferson-Pilot of $92,000 as of December 31, 2006 and 2005. No other corporate issuer represents more than 1% of investments. Debt securities considered less than investment grade approximated 5% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company uses repurchase agreements to meet various cash requirements. At December 31, 2006 and 2005, the amounts held in debt securities available-for-sale pledged as collateral for these borrowings were $341,429 and $311,054.

As of December 31, 2006, the Company's commercial mortgage loan portfolio was comprised of conventional real estate mortgages collateralized primarily by retail (31%), office (26%), industrial (21%), apartment (10%), hotel (11%), and other (1%) properties. Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 30% of stated mortgage loan balances as of December 31, 2006 are for properties located in South Atlantic states, approximately 24% are for properties located in Pacific states, approximately 10% are for properties located in West South Central states and approximately 12% are for properties located in the Mountain states. No other geographic region represents as much as 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that were considered to be impaired was $597 and $2,313. There was one delinquent loan outstanding as of December 31, 2006 and none outstanding as of December 31, 2005. The related allowance for credit losses on all mortgage loans was $610 and $9,563 at December 31, 2006 and 2005. The average recorded investment in impaired loans was $599 from April 3 through December 31, 2006, $2,282 from January 1 through April 2, 2006, and $4,379 and $31,602 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through

December 31, 2006, $73 from January 1 through April 2, 2006, and $198 and $223 during the years ended December 31, 2005 and 2004, was recognized.

During 2005 and 2004 the Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized costs of sold securities were $891 and $12,090 for 2005 and 2004. The realized gains on the sales of these securities, some of which were previously impaired, were $0 and $416 for 2005 and 2004.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The tables below summarize unrealized losses on all securities held by both asset class and length of time that a security has been in an unrealized loss position:

                                                                       DECEMBER 31, 2006
                                           -----------------------------------------------------------------------
                                             LESS THAN 12 MONTHS     12 MONTHS OR LONGER            TOTAL
                                           -----------------------   -------------------   -----------------------
                                                           GROSS                 GROSS                     GROSS
                                              FAIR      UNREALIZED    FAIR    UNREALIZED                UNREALIZED
                                              VALUE       LOSSES      VALUE      LOSSES     FAIR VALUE     LOSSES
                                           ----------   ----------   ------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. government
   agencies                                $   15,666    $    (30)     $--        $--       $   15,666    $    (30)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                      145,044        (620)      --         --          145,044        (620)
Obligations of state and political
   subdivisions                                 4,023          (7)      --         --            4,023          (7)
Corporate obligations                       2,481,092     (29,434)      --         --        2,481,092     (29,434)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)        40,840        (421)      --         --           40,840        (421)
Affiliated bonds                                4,167          (2)      --         --            4,167          (2)
Equity securities                                  83          (1)      --         --               83          (1)
                                           ----------    --------      ---        ---       ----------    --------
Total temporarily impaired securities      $2,690,915    $(30,515)     $--        $--       $2,690,915    $(30,515)
                                           ==========    ========      ===        ===       ==========    ========

                                                                          DECEMBER 31, 2005
                                             ---------------------------------------------------------------------------
                                               LESS THAN 12 MONTHS       12 MONTHS OR LONGER              TOTAL
                                             -----------------------   -----------------------   -----------------------
                                                             GROSS                     GROSS                    GROSS
                                                FAIR      UNREALIZED      FAIR      UNREALIZED      FAIR      UNREALIZED
                                                VALUE       LOSSES       VALUE        LOSSES        VALUE       LOSSES
                                             ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. government agencies   $   15,276    $   (187)   $       --    $     --    $   15,276    $    (187)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                         97,310      (1,502)      120,255      (4,404)      217,565       (5,906)
Obligations of state and political
   subdivisions                                   4,964         (60)        1,404         (28)        6,368          (88)
Corporate obligations                         4,716,660     (87,389)      948,837     (38,276)    5,665,497     (125,665)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)         345,748      (6,457)       12,782        (502)      358,530       (6,959)
Redeemable preferred stock                           --          --            96          (5)           96           (5)
Affiliated bonds                                 91,018        (982)       12,595        (540)      103,613       (1,522)
                                             ----------    --------    ----------    --------    ----------    ---------
Total temporarily impaired securities        $5,270,976    $(96,577)   $1,095,969    $(43,755)   $6,366,945    $(140,332)
                                             ==========    ========    ==========    ========    ==========    =========

One statistic to which the Company pays particular attention with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less than 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuation of assets specifically pledged to support the credit, the overall financial condition of the insurer, past due interest or principal payments, and the Company's intent and ability to hold the security for a sufficient time to allow for recovery in value.

The table below summarizes the securities with unrealized losses in the Company's debt portfolio as of December 31, 2006:

             AMORTIZED                UNREALIZED
               COST      FAIR VALUE     LOSSES     PERCENTAGE
            ----------   ----------   ----------   ----------
90% - 99%   $2,671,563   $2,647,612    $(23,951)        78%
80% - 89%       49,781       43,220      (6,561)        22
Below 80%            2           --          (2)        --
            ----------   ----------    --------        ---
            $2,721,346   $2,690,832    $(30,514)       100%
            ==========   ==========    ========        ===

As of December 31, 2006, the Company had one security that was "potentially distressed."

4. DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of the Company's derivative instruments were $190,140 and $111,550 at December 31, 2006 and 2005 and are included in other investments in the consolidated balance sheets. At December 31, 2006 and 2005, the Company had no fair value hedges or hedges of net investments in foreign operations.

CASH FLOW HEDGING STRATEGY

The Company uses interest rate swaps to convert floating rate investments to fixed rate investments. Interest is exchanged periodically on the notional value, with the Company receiving the fixed rate and paying various short-term LIBOR rates on a net exchange basis. For the periods ended April 3, 2006 through December 31, 2006 and January 1, 2006 through April 2, 2006, and for the years ended December 31, 2005 and 2004, the ineffective portion of the Company's cash flow hedging instruments, which is recognized in realized investment gains, was not significant. At December 31, 2006 and 2005, the maximum term of interest rate swaps that hedge floating rate investments was 20 years.

The Company also converts its floating rate funding agreements to a fixed rate using interest rate swaps. Concurrent with the issuance of its floating rate funding agreements in June 2005, the Company executed an interest rate swap for a notional amount equal to the proceeds of the funding agreements. The swap qualifies for cash flow hedge accounting treatment and converts the variable rate of the funding agreements to a fixed rate of 4.28%.

The Company recognized other comprehensive income related to cash flow hedges, net of taxes, of $(498) from April 3 through December 31, 2006, $1,116 from January 1 through April 2, 2006, and $(222) and $(1,426) for the years ended December 31, 2005 and 2004. The Company does not expect to reclassify a significant amount of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during 2007.

Certain swaps serve as economic hedges but do not qualify for hedge accounting under SFAS 133. These swaps are marked-to-market through realized gains. The Company realized investment gains (losses) from these swaps of $386 from April 3 through December 31, 2006, $(198) from January 1 through April 2, 2006, and $(317) and $(382) for the years ended December 31, 2005 and 2004.

The Company recognized gains (losses) of $0 from April 3 through December 31, 2006, $(321) from January 1 through April 2, 2006, and $205 and $362 for the years ended December 31, 2005 and 2004, as a result of the sale of securities purchased through the use of cash flow hedges.

OTHER DERIVATIVES

The Company markets indexed annuities. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, the Company has the opportunity to re-price the equity-indexed component by establishing participation rates, subject to minimum guarantees. The Company purchases options that are highly correlated to the portfolio allocation decisions of its policyholders, such that the Company is economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and interest credited in equal and offsetting amounts. SFAS 133 requires that the Company calculates fair values of index options they will purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options the Company will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in the fair values of these liabilities are reported in interest credited. Interest credited was decreased by $59,268, $22,700, $17,586 and $20,510 for the periods April 3, 2006 through December 31, 2006 and January 1, 2006 through April 2, 2006 and in 2005 and 2004 for the changes in fair value of these liabilities.

In 2006 the Company invested in debt securities with embedded options, which are considered to be derivative instruments under SFAS 133, resulting in realized investment gains of $96. In 2005 and 2004 these derivatives were marked-to-market through realized investment gains, but had an insignificant effect for these years.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings. The Company's credit risk exposure on swaps is limited to the fair value of swap agreements that it has recorded as an asset. The Company does not expect any counterparty to fail to meet its obligation.

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1             YEAR ENDED
                                                         THROUGH       THROUGH             DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    ------------------------
                                                          2006           2006          2005         2004
                                                      ------------   -----------   -----------   ----------
Beginning balance                                      $ 1,767,553    $1,671,492    $1,370,443   $1,205,748
Purchase accounting fair value adjustment               (1,767,553)           --            --           --
Cumulative effect of change in accounting principle             --            --            --      (25,296)
Deferral:
   Commissions                                             225,712        69,567       324,639      256,344
   Other                                                    93,733        24,607        81,089       65,770
                                                       -----------    ----------    ----------   ----------
                                                           319,445        94,174       405,728      322,114
Amortization                                                (8,966)      (38,620)     (162,403)    (130,022)
Adjustment related to realized losses (gains)
   on debt securities                                           87           289          (300)      (1,260)
Adjustment related to unrealized losses (gains)
   on securities available-for-sale                         (3,693)       40,218        58,024         (841)
                                                       -----------    ----------    ----------   ----------
Ending balance                                         $   306,873    $1,767,553    $1,671,492   $1,370,443
                                                       ===========    ==========    ==========   ==========

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, and January 1 through April 2, 2006:

                                                                                   PERIOD FROM   PERIOD FROM
                                                                                     APRIL 3      JANUARY 1
                                                                                     THROUGH       THROUGH
                                                                                  DECEMBER 31,     APRIL 2,
                                                                                      2006           2006
                                                                                  ------------   -----------
Beginning balance                                                                  $       --        $--
Purchase accounting fair value adjustment                                           1,422,208         --
Adjustments:
   Deferral of commissions and accretion of interest                                   76,618
   Amortization                                                                      (101,935)        --
   Adjustment related to realized gains on debt securities                             (4,846)        --
   Adjustment related to unrealized gains on debt securities available-for-sale       (28,644)        --
                                                                                   ----------        ---
Total adjustments                                                                     (58,807)        --
                                                                                   ----------        ---
Ending balance                                                                     $1,363,401        $--
                                                                                   ==========        ===

Expected approximate amortization percentages relating to the value of business acquired for the next five years are as follows:

2007   10.4%
2008    8.8%
2009    8.2%
2010    7.5%
2011    7.1%

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the consolidated balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and the years ended December 31, 2005 and 2004:

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1      YEAR ENDED
                                                            THROUGH       THROUGH       DECEMBER 31,
                                                         DECEMBER 31,     APRIL 2,    -----------------
                                                             2006           2006        2005      2004
                                                         ------------   -----------   -------   -------
Beginning balance                                          $ 51,173       $49,208     $37,729   $    --
Purchase accounting fair value adjustment                   (51,173)           --          --        --
Cumulative impact of adoption, including $25,296
   reclassified from deferred policy acquisition costs           --            --          --    25,296
Additional amounts deferred                                  15,644         3,700      17,683    14,748
Amortization                                                   (668)       (1,800)     (6,154)   (2,132)
Adjustment related to realized losses (gains)
   on debt securities                                            --            65         (50)     (183)
                                                           --------       -------     -------   -------
Ending balance                                             $ 14,976       $51,173     $49,208   $37,729
                                                           ========       =======     =======   =======

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies was determined using initial interest rate assumptions ranging from 2.0% to 11.5% and, when applicable, uniform grading over 20 to 30 years to ultimate rates ranging from 2.0% to 6.0%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 5.75% in 2006, 3.0% to 6.3% in 2005, and 3.0% to 6.5% in 2004. The average credited interest rates for universal life-type products were 4.2%, 4.3% and 4.7% for 2006, 2005, and 2004. For annuity products, credited interest rates generally ranged from 3.0% to 9.4% in 2006, 2.8% to 8.8% in 2005, and 3.0% to 8.0% in 2004. The average credited interest rates for annuity products including the SFAS 133 impact were 3.9%, 4.1% and 4.4% for 2006, 2005, and 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses, was as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1           YEAR ENDED
                                                THROUGH       THROUGH           DECEMBER 31,
                                             DECEMBER 31,     APRIL 2,    -----------------------
                                                 2006           2006         2005         2004
                                             ------------   -----------   ----------   ----------
Beginning Balance                             $  111,737     $  113,027   $  118,591   $  123,006
Less reinsurance recoverables                     42,266         42,277       40,771       35,959
                                              ----------     ----------   ----------   ----------
Net balance as of beginning of period             69,471         70,750       77,820       87,047
                                              ----------     ----------   ----------   ----------
Amount incurred:
   Current year                                    6,159          5,216        7,081        7,386
   Prior years                                    (1,712)        (3,122)        (480)      (2,007)
                                              ----------     ----------   ----------   ----------
                                                   4,447          2,094        6,601        5,379
                                              ----------     ----------   ----------   ----------
Less amount paid:
   Current year                                      644            199        1,189          333
   Prior years                                     8,132          3,174       12,482       14,273
                                              ----------     ----------   ----------   ----------
                                                   8,776          3,373       13,671       14,606
                                              ----------     ----------   ----------   ----------
Net balance as of end of period                   65,142         69,471       70,750       77,820
Plus reinsurance recoverables                     43,936         42,266       42,277       40,771
                                              ----------     ----------   ----------   ----------
Balance as of end of period                   $  109,078     $  111,737   $  113,027   $  118,591
                                              ==========     ==========   ==========   ==========
Balance as of end of period included with:
   Total future policy benefits               $1,231,397     $1,255,767   $1,244,257   $1,273,249
   Less: Other future policy benefits          1,123,751      1,145,467    1,132,729    1,156,365
                                              ----------     ----------   ----------   ----------
      A&H future policy benefits                 107,646        110,300      111,528      116,884
                                              ----------     ----------   ----------   ----------
   Total policy and contract claims               41,981         58,442       46,425       37,644
   Less: Other policy and contract claims         40,549         57,005       44,926       35,937
                                              ----------     ----------   ----------   ----------
      A&H policy and contract claims               1,432          1,437        1,499        1,707
                                              ----------     ----------   ----------   ----------
      Total A&H reserves                      $  109,078     $  111,737   $  113,027   $  118,591
                                              ==========     ==========   ==========   ==========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Lower than anticipated claims resulted in favorable adjustments to the liabilities in each year. In 2005, claims incurred increased due to a reduction in valuation interest rates and revision of termination factors which offset the normal decline in claims incurred for this closed block of business. In 2006, incurred and paid amounts have declined due to this being a closed block of business.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included within other policy liabilities on the consolidated balance sheets were $142,476 and $88,587.

FUNDING AGREEMENTS

In June 2005, the Company established a program for an unconsolidated special purpose entity, Jefferson Pilot Life Funding Trust I (the Trust), to sell medium-term notes through investment banks to commercial investors. The notes are backed by funding agreements issued by the Company. The funding agreements are investment contracts that do not subject the Company to mortality or morbidity risk. The medium-term notes issued by the Trust are exposed to all the risks and rewards of owning the funding agreements that collateralize them. The funding agreements issued to the Trust are classified as a component of policy liabilities within the consolidated balance sheets. As spread products, funding agreements generate profit to the extent that the rate of return on the investments earned exceeds the interest credited and other expenses.

The Company issued $300,000 of funding agreements in June 2005. The initial funding agreements were issued at a variable rate and provide for quarterly interest payments, indexed to the 3-month LIBOR plus 7 basis points, with principal due at maturity on June 2, 2008. Concurrent with this issuance, the Company executed an interest rate swap for a notional amount equal to the proceeds of the funding agreements. The swap qualifies for cash flow hedge accounting treatment and converts the variable rate of the funding agreements to a fixed rate of 4.28%.

7. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the North Carolina Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of its statutory financial statements.

The principal differences between SAP and GAAP are (1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
(2) the value of business acquired is not capitalized under SAP, but is under GAAP, (3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (4) the classification and carrying amounts of investments in certain securities are different, (5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, (6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $772,868 and $867,421. Reported statutory net income (loss) for the years ended December 31, 2006, 2005, and 2004 was $(109,001), $89,986 and $93,599.

Risk-Based Capital (RBC) requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 2006, the Company and its subsidiary's adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $6,773 and $6,924 on deposit with various states in 2006 and 2005.

The General Statues of North Carolina require the Company to maintain capital of $1,200 and minimum unassigned surplus of $300. Additionally, North Carolina limits the amount of dividends that the Company and its insurance subsidiary may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of payments, the Company could pay approximately $76,787 in dividends to the Parent in 2007 without approval by North Carolina.

8. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                            PERIOD FROM   PERIOD FROM
                              APRIL 3      JANUARY 1
                              THROUGH       THROUGH     YEAR ENDED DECEMBER 31,
                           DECEMBER 31,     APRIL 2,    -----------------------
                               2006           2006           2005     2004
                           ------------   -----------     --------   --------
Current                       $ 8,572       $12,939       $ 63,307   $116,239
Deferred                       85,645         1,833         48,565    (14,370)
                              -------       -------       --------   --------
Total tax expense             $94,217       $14,772       $111,872   $101,869
                              =======       =======       ========   ========

The effective tax rate on pre-tax income from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                        PERIOD FROM   PERIOD FROM
                                          APRIL 3      JANUARY 1
                                          THROUGH       THROUGH         DECEMBER 31,
                                       DECEMBER 31,     APRIL 2,    -------------------
                                           2006           2006        2005       2004
                                       ------------   -----------   --------   --------
Tax rate of 35% times pre-tax income     $102,320       $25,919     $122,044   $111,243
Effect of:
   Tax-preferred investment income         (4,995)       (2,878)      (5,363)    (6,289)
   Release of prior year overaccrual           --        (6,546)          --         --
   Tax credits                             (5,025)       (1,642)      (5,375)    (3,055)
   Other items                              1,917           (81)         566        (30)
                                         --------       -------     --------   --------
      Provision for income taxes         $ 94,217       $14,772     $111,872   $101,869
                                         ========       =======     ========   ========
      Effective tax rate                     32.2%         19.9%        32.1%      32.1%
                                         ========       =======     ========   ========

The Federal income tax asset (liability) is as follows:

                                     YEAR ENDED DECEMBER 31,
                                     -----------------------
                                        2006         2005
                                     ---------     ---------
Current                              $    (193)    $   2,786
Deferred                              (302,722)     (183,773)
                                     ---------     ---------
Total federal income tax liability   $(302,915)    $(180,987)
                                     =========     =========

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                               DECEMBER 31,
                                                          ---------------------
                                                             2006        2005
                                                          ---------   ---------
Deferred income tax assets:
   Differences in policy liabilities                      $ 229,410   $ 377,924
   Deferred compensation                                     21,811      17,438
   Net operating loss carryforward                           21,220          --
   Affordable housing tax credit carryforward                17,730          --
   Other deferred tax assets                                 12,086       7,350
                                                          ---------   ---------
Total deferred tax assets                                   302,257     402,712
Deferred income tax liabilities:
   Deferral of policy acquisition costs                    (447,770)   (467,086)
   Present value in force                                   (21,128)         --
   Net unrealized gains on securities                       (44,645)    (55,320)
   Deferred gain recognition for income tax purposes        (14,262)    (32,268)
   Differences in investment basis                             (639)     (1,110)
   Depreciation differences                                 (59,367)    (19,164)
   Pension costs                                             (7,862)     (9,029)
   Other deferred tax liabilities                            (9,306)     (2,508)
                                                          ---------   ---------
Total deferred tax liabilities                             (604,979)   (586,485)
                                                          ---------   ---------
Net deferred income tax liabilities                       $(302,722)  $(183,773)
                                                          =========   =========

Prior to April 3, 2006, the Company and its affiliates were part of a consolidated Federal income tax filing with Jefferson-Pilot. Effective April 3, 2006, as a result of the merger with LNC, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead, the Company will file a separate federal income tax return. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($14.7) million, $72.7 million, and $35.8 million, respectively.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 or 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, is suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. The 2005 and 2006 dividend activity of the Company eliminated the account balance during the suspension period.

The Jefferson-Pilot consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in refunds that are not material to the consolidated results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. The Company does not anticipate that any adjustments which might result from such audits would be material to its consolidated results of operations or financial condition.

9. RETIREMENT BENEFIT PLANS

PENSIONS

The Company's employees participate in the Parent's tax-qualified and nonqualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts issued by the Company. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of the Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Parent. Pension expense for all years presented was not significant.

Additionally the Company sponsors a non-contributory defined benefit pension plan covering full-time agents. No participants are accruing defined benefits under the plan. All participants with a defined benefit are vested and are either in pay status or have a frozen accrued benefit.

DEFINED BENEFIT PLAN

Information regarding the Company's pension plans covering full-time agents is as follows:

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1
                                                            THROUGH       THROUGH      YEAR ENDED
                                                         DECEMBER 31,     APRIL 2,    DECEMBER 31,
                                                             2006           2006          2005
                                                         ------------   -----------   ------------
Change in projected benefit obligation:
   Projected benefit obligation at beginning of period      $28,445       $28,067        $27,202
   Interest cost                                              1,151           383          1,572
   Actuarial loss                                                92         1,068          2,523
   Benefits paid                                             (2,144)       (1,073)        (3,230)
                                                            -------       -------        -------
Projected benefit obligation at end of period                27,544        28,445         28,067
                                                            =======       =======        =======
Change in plan assets:
   Fair value of assets at beginning of period               39,570        39,485         40,630
   Actual return on plan assets                               3,763         1,418          1,871
   Transfer in (out) and (expenses)                             122          (260)           214
   Benefits paid                                             (2,144)       (1,073)        (3,230)
                                                            -------       -------        -------
Fair value of assets at end of period                        41,311        39,570         39,485
                                                            =======       =======        =======
Funded status of the plan                                    13,767        11,125         11,418
Unamortized prior service cost                                   --            15             16
Unrecognized net (gain) loss                                 (1,786)        2,733          2,150
                                                            -------       -------        -------
Net amount recognized                                       $11,981       $13,873        $13,584
                                                            =======       =======        =======
Amounts recognized consist of:
Prepaid benefit cost                                        $11,981       $13,873        $13,584
                                                            =======       =======        =======

The accumulated benefit obligation for the Company's defined benefit pension plan was $27,544 and $28,067 at December 31, 2006 and 2005.

The Company uses a December 31 measurement date for its pension and post-retirement plans. Because no employees are accruing defined benefits under the pension plan, past service costs and unrecognized gains and losses are amortized over the average remaining life expectancy of plan participants.

As discussed in Note 2, the Company applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on the Company's Consolidated Balance Sheet at December 31, 2006 is as follows:

                                                      BEFORE                      AFTER
                                                   APPLICATION     SFAS 158    APPLICATION
                                                   OF SFAS 158   ADJUSTMENTS   OF SFAS 158
                                                   -----------   -----------   -----------
Other assets                                       $   278,531     $27,221     $   305,752
Total assets                                        21,222,139      27,221      21,249,360
Accounts payable, accruals and other liabilities       897,869      17,349         915,218
Total liabilities                                   17,531,433      17,349      17,548,782
Accumulated other comprehensive income                  61,024       9,872          70,896
Total stockholder's equity                           3,690,706       9,872       3,700,578

COMPONENTS OF NET PERIODIC BENEFIT COST

                                       PERIOD FROM   PERIOD FROM
                                         APRIL 3      JANUARY 1        YEAR ENDED
                                         THROUGH       THROUGH        DECEMBER 31,
                                      DECEMBER 31,     APRIL 2,    -----------------
                                          2006           2006        2005      2004
                                      ------------   -----------   -------   -------
Interest cost                            $ 1,151        $ 383      $ 1,572   $ 1,661
Expected return on plan assets            (2,260)        (757)      (3,180)   (3,331)
Amortization of prior service cost            --           --            2        86
                                         -------        -----      -------   -------
Net periodic benefit cost (benefit)      $(1,109)       $(374)     $(1,606)  $(1,584)
                                         =======        =====      =======   =======

ASSUMPTIONS

                                                              2006   2005   2004
                                                              ----   ----   ----
Weighted-average assumptions used to determine benefit
   obligations at December 31:
   Discount rate                                              5.75%  5.50%  6.00%
Weighted-average assumptions used to determine net cost for
   years ended December 31:
   Discount rate, January 1 through April 2                   5.50%   N/A    N/A
   Discount rate                                              5.69%  6.00%  6.25%
   Expected return on plan assets                             8.00%  8.00%  8.00%

The assumption for long-term rate of return on assets is derived from historical returns on investments of the types in which pension assets are invested. A range of assumptions for long-term rate of return is projected for benchmarks representing each asset class. The upper and lower range limits are based on optimistic and pessimistic assumptions, respectively, and reflect historical returns that are adjusted to reflect factors that might cause future experience to differ from the past, differences between the benchmarks and the plan's assets, and the effects of asset smoothing. The adjusted rates of return are weighted by target allocations for each asset class to derive limits for a range of overall long-term gross rates of return. Within this range, one rate of return is selected as the best estimate. From that rate the Company subtracts an estimate of expenses, and the result is the basis for the assumed long-term rate of return on assets.

The assumption for discount rate is based upon an evaluation of specific plan attributes using cash flow analysis. The weighted average duration of the projected cash flows for the plans was used to select an appropriate AA-rated bond interest rate for disclosure at year ends 2005 and 2006. Upon acquisition of the Company in April 2006, the discount rate assumption increased due to the secular increase in interest rates from year end 2005 through the date of acquisition.

PLAN ASSETS

The Company's pension plan weighted-average asset allocation by asset category was as follows based on fair value:

                                             DECEMBER 31,
                                             ------------
                                             2006    2005
                                             ----    ----
                      Asset category
                         Equity securities     75%     72%
                         Debt securities       25      27
                         Other                 --       1
                                              ---     ---
                         Total                100%    100%
                                              ===     ===

The overall investment objective of the plan is to meet or exceed the actuarial assumptions. The plan is assumed to exist in perpetuity; therefore, the investment portfolio is managed to provide stable and growing income, as well as to achieve growth in principal equal to the rate of inflation. Allocation of plan assets is reviewed at least annually. Investment guidelines are: equity securities, a range of 35% to 75% of the total portfolio's value, with no more than 20% of the total equity exposure in non-U.S. equities; fixed income, a range of 25% to 65% of the total portfolio's value; cash, up to 5% of the portfolio's value. The portfolio may be invested in individual securities, mutual funds or co-mingled funds of various kinds. In order to achieve a prudent level of portfolio diversification, the securities of any one company or issuer, other than the U.S. Treasury, should not exceed 5% of the portfolio's value and no more than 20% of the fund should be invested in any one industry. Without specific written instructions from the Plan Administrator, the plan will not be invested in short sales of individual securities, put or call options on individual securities or commodities, or commodity futures.

CONTRIBUTIONS

The Company is not expected to make a contribution to the pension plan during 2007.

BENEFIT PAYMENTS

The expected benefit payments from the Company's pension plan for the years indicated are as follows:

                            2007                $ 3,136
                            2008                  2,997
                            2009                  2,880
                            2010                  2,763
                            2011                  2,635
                            2012 through 2016    11,040

OTHER POSTRETIREMENT BENEFITS

The Parent sponsors contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company re-measured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

Through May 31, 2006, the Company participated in Jefferson-Pilot's defined contribution retirement plan covering most employees and fulltime agents. The Company matched a portion of participant contributions and made profit sharing contributions to a fund that acquired and held Jefferson-Pilot shares through April 2, 2006 and as of April 3, 2006 those shares were converted to shares of the Parent's common stock and going forward shares of the Parent were acquired and held. Plan assets are invested in a trust and under a group variable annuity contract issued by the Company. Plan expense for all years presented was not significant.

Effective June 1, 2006, the Jefferson-Pilot defined contribution retirement plan was merged into the LNC defined contribution retirement plan. The Company matches a portion of participant contributions. Plan assets are invested in a trust.

10. REINSURANCE

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures a portion of individual life insurance risks in excess of its retention, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No credit losses have resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges and total benefits were as follows:

                                            PERIOD FROM   PERIOD FROM
                                              APRIL 3      JANUARY 1         YEAR ENDED
                                              THROUGH       THROUGH         DECEMBER 31,
                                           DECEMBER 31,     APRIL 2,    -------------------
                                               2006           2006        2005       2004
                                           ------------   -----------   --------   --------
Premiums and other considerations direct     $ 84,920       $ 26,197    $118,353   $121,194
Premiums and other considerations
   assumed                                         27              7          (8)        (8)
Less premiums and other considerations
   ceded                                        5,668            778      15,419     16,102
                                             --------       --------    --------   --------
Net premiums and other considerations        $ 79,279       $ 25,426    $102,926   $105,084
                                             ========       ========    ========   ========
Universal life and investment product
   charges, direct and assumed               $393,232       $118,297    $441,894   $377,000
Less universal life and investment
   product charges ceded                       94,341         23,704      78,655     72,330
                                             --------       --------    --------   --------
Net universal life and investment
   product charges                           $298,891       $ 94,593    $363,239   $304,670
                                             ========       ========    ========   ========
Benefits direct                              $752,376       $265,136    $908,226   $872,540
Benefits assumed                                  192            210         952        350
Less reinsurance recoveries                    80,863         36,691      82,948     90,545
                                             --------       --------    --------   --------
Net benefits                                 $671,705       $228,655    $826,230   $782,345
                                             ========       ========    ========   ========

11. OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, along with related tax effects, were as follows:

                                                  UNREALIZED
                                                   GAINS ON      DERIVATIVE      ADJUSTMENT
                                                  AVAILABLE-     FINANCIAL      TO INITIALLY
                                                   FOR-SALE     INSTRUMENTS        APPLY
                                                  SECURITIES   GAINS/(LOSSES)     SFAS 158       TOTAL
                                                  ----------   --------------   ------------   ---------
BALANCE AT JANUARY 1, 2004                         $ 243,236       $   707         $   --      $ 243,943
Unrealized holding losses arising during
   period, net of $568 tax benefit                    (1,058)           --             --         (1,058)
Change in fair value of derivatives, net of
   $768 tax benefit                                       --        (1,426)            --         (1,426)
Less: reclassification adjustment
   Losses realized in net income, net of $5,775
      tax benefit                                    (10,726)           --             --        (10,726)
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2004                         252,904          (719)            --        252,185
Unrealized holding losses arising during
   period, net of $84,860 tax benefit               (157,596)           --             --       (157,596)
Change in fair value of derivatives, net of
   $120 tax benefit                                       --          (222)            --           (222)
Less: reclassification adjustment
   Losses realized in net income, net of $4,508
      tax benefit                                     (8,371)           --             --         (8,371)
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2005                         103,679          (941)            --        102,738
Unrealized holding losses arising during
   period, net of $90,373 tax benefit               (167,835)           --             --       (167,835)
Change in fair value of derivatives, net of
   $600 tax benefit                                       --         1,116             --          1,116
Less: reclassification adjustment
   Losses realized in net income, net of $1,302
      tax benefit                                     (2,419)           --             --         (2,419)
                                                   ---------       -------         ------      ---------
Balance at April 2, 2006                             (61,737)          175             --        (61,562)
Acquisition by Lincoln National Corporation:
Purchase accounting elimination of AOCI               61,737          (175)            --         61,562
                                                   ---------       -------         ------      ---------
Balance at April 3, 2006                                  --            --             --             --
Unrealized holding gains arising during
   period, net of $33,808 tax benefit                 62,787            --             --         62,787
Change in fair value of derivatives, net of
   $273 tax benefit                                       --          (498)            --           (498)
Less: Adjustment to initially apply SFAS 158              --            --          9,872          9,872
Gains realized in net income, net of
   $681 tax                                            1,265            --             --          1,265
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2006                       $  61,522       $  (498)        $9,872      $  70,896
                                                   =========       =======         ======      =========

12. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company was reimbursed $199,010, $235,596 and $202,368 in 2006, 2005 and 2004, for general management and investment services provided by the Company, of which $45,885 and $24,911 remained receivable as of December 31, 2006 and 2005, related to these agreements. The Company also made various disbursements to its affiliates, of which $8,068 and $6,292 remained payable as of December 31, 2006 and 2005. These balances are included in other assets on the consolidated balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the consolidated balance sheets as of December 31:

                                                                                  2006      2005
                                                                                -------   -------
Lincoln Financial Media Company (affiliate) Senior Promissory Notes due 2005
   through 2013, interest ranging from 4.2% to 7.7%                             $11,852   $16,246
Lincoln National Corporation (Parent) Senior Notes Series due 2008 interest
   4.6%                                                                          92,000    92,000

The Company recognized interest income totaling $3,667 from April 3 through December 31, 2006, $1,317 from January 1 through April 2, 2006, and $5,117 and $5,601 for the years ended December 31, 2005 and 2004, related to the preceding assets.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expense of $11 from April 3 through December 31, 2006, $3 from January 1 through April 2, 2006, and $20 and $30 for the years ended December 31, 2005 and 2004, related to this agreement.

During 1999, the Company paid an affiliate, Jefferson Pilot Financial Life Insurance Company (JPFIC) $100,000 in premiums for a company owned life insurance policy on certain of its employees. At December 31, 2006 and 2005, the cash surrender value of this policy totaled approximately $147,884 and $140,730.

The Company paid dividends to the Parent of $2,200 from April 3 through December 31, 2006, $0 from January 1 through April 2, 2006, and $89,000 and $10,000 for the years ended December 31, 2005 and 2004.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of financial instruments as of December 31 were as follows:

                                                                 2006                        2005
                                                      -------------------------   -------------------------
                                                        CARRYING        FAIR        CARRYING        FAIR
                                                          VALUE        VALUE          VALUE        VALUE
                                                      -----------   -----------   -----------   -----------
FINANCIAL ASSETS
Debt securities available-for-sale                    $13,243,588   $13,243,588   $11,340,518   $11,340,518
Debt securities held-to-maturity                               --            --     1,325,157     1,378,716
Equity securities available-for-sale                          549           549           427           427
Mortgage loans on real estate                           2,376,014     2,421,664     2,417,618     2,553,161
Policy loans                                              279,686       305,635       258,362       289,140
Derivative financial instruments                          190,594       190,594       111,550       111,550
FINANCIAL LIABILITIES
Annuity contract liabilities in  accumulation phase     6,935,423     6,149,237     7,001,788     6,295,549
Funding agreements                                        301,405       301,405       301,157       301,157
Securities sold under repurchase agreements                    --            --       300,835       300,835

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the consolidated balance sheets due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the consolidated balance sheets.

The fair values of debt and equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expected future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the consolidated balance sheets, are estimated to equal the cash surrender values of the contracts.

The fair value of the funding agreements approximates the carrying value since interest is based on a variable rate. The above carrying and fair value amounts at December 31, 2006 include $1,405 in accrued interest.

The fair value of the liability for securities sold under repurchase agreements approximates its carrying amount, which includes accrued interest.

14. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the Company's consolidated balance sheets, approximated $203,570 as of December 31, 2006.

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

In the normal course of business, the Company and its subsidiary are parties to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

15. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection, formerly referred to as Benefit Partners. Through its Retirement Products segment, Employer Markets provides employer-sponsored corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's group contracts are sold to employers with fewer than 500 employees. The Company also has "Other Operations", which includes the financial data for operations that are not directly related to the business segments, unallocated items (such as corporate investment income on assets not allocated to its business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments.

Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company' consolidated results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                            APRIL 3       JANUARY 1          YEAR ENDED
                                            THROUGH        THROUGH          DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    -----------------------
                                              2006           2006         2005         2004
                                          ------------   -----------   ----------   ----------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                 $  384,340      $134,073    $  453,326   $  440,099
      Life Insurance                          624,443       197,345       767,528      691,642
                                           ----------      --------    ----------   ----------
         Individual Markets Total           1,008,783       331,418     1,220,854    1,131,741
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement Products                      77,804        25,935       103,581      106,806
      Group Protection                          8,089         3,069         9,919       11,774
                                           ----------      --------    ----------   ----------
         Employer Markets Total                85,893        29,004       113,500      118,580
                                           ----------      --------    ----------   ----------
Other Operations                               43,752        13,117        67,111       66,183
Net realized gain (loss) on investments        (4,446)       (4,046)       (4,529)     (12,218)
                                           ----------      --------    ----------   ----------
   Total                                   $1,133,982      $369,493    $1,396,936   $1,304,286
                                           ==========      ========    ==========   ==========
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                 $   45,787      $ 16,640    $   56,758   $   53,464
      Life Insurance                          122,583        32,792       136,346      124,656
                                           ----------      --------    ----------   ----------
         Individual Markets Total             168,370        49,432       193,104      178,120
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement Products                      12,549         3,675        12,090       11,256
      Group Protection                          3,241         1,322         2,995        5,143
                                           ----------      --------    ----------   ----------
         Employer Markets Total                15,790         4,997        15,085       16,399
                                           ----------      --------    ----------   ----------
Other Operations                               16,857         7,481        31,579       29,389
Cumulative effect of change                        --            --            --       (9,356)
Net realized gain (loss) on investments        (2,890)       (2,630)       (2,944)      (7,942)
                                           ----------      --------    ----------   ----------
NET INCOME                                 $  198,127      $ 59,280    $  236,824   $  206,610
                                           ==========      ========    ==========   ==========

                                     DECEMBER 31,
                             -------------------------
                                2006          2005
                             -----------   -----------
ASSETS:
   Individual Markets:
      Individual Annuities   $ 8,612,968   $ 8,068,493
      Life Insurance           9,146,659     9,126,790
   Employer Markets:
      Retirement Products      1,683,445     1,660,498
      Group Protection           134,449       150,219
   Other Operations            1,671,839      (328,703)
                             -----------   -----------
      Total                  $21,249,360   $18,677,297
                             ===========   ===========

16. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123(R) under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the period April 3 through December 31, 2006 was $4,418 related to the various LNC stock incentive plans. Total stock-based compensation expense allocated to the Company for the period January 1 through April 2, 2006 was $6,312. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's consolidated statements of income.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $3,401 on April 2, 2006.

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS

                                                              2006       2005
                                                            --------   ---------
                                                                (IN MILLIONS)
                                                            --------------------
ASSETS
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity (cost: 2006 -- $31,204; 2005 --
         $31,267)                                           $ 31,840   $ 32,245
      Equity (cost: 2006 -- $191; 2005 -- $95)                   203        101
   Trading securities                                          2,820      2,985
   Mortgage loans on real estate                               3,571      3,662
   Real estate                                                   175        182
   Policy loans                                                1,898      1,858
   Derivative investments                                         49         41
   Other investments                                             657        423
                                                            --------   --------
         Total Investments                                    41,213     41,497
Cash and invested cash                                         1,308      1,962
Deferred acquisition costs and value of business acquired      4,859      4,418
Premiums and fees receivable                                     283        285
Accrued investment income                                        477        500
Amounts recoverable from reinsurers                            6,798      6,955
Goodwill                                                         919        919
Other assets                                                   1,112      1,091
Assets held in separate accounts                              69,099     56,427
                                                            --------   --------
         Total Assets                                       $126,068   $114,054
                                                            ========   ========
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
Insurance and Investment Contract Liabilities:
   Insurance policy and claim reserves                      $ 10,350   $ 10,384
   Investment contract and policyholder funds                 34,753     35,273
                                                            --------   --------
         Total Insurance and Investment Contract
            Liabilities                                       45,103     45,657
Short-term debt                                                   21         34
Long-term debt                                                 1,390      1,250
Reinsurance related derivative liability                         218        278
Funds withheld reinsurance liabilities                         1,816      1,711
Deferred gain on indemnity reinsurance                           759        835
Other liabilities                                              2,069      2,536
Liabilities related to separate accounts                      69,099     56,427
                                                            --------   --------
         Total Liabilities                                   120,475    108,728
                                                            --------   --------
COMMITMENTS AND CONTINGENCIES (SEE NOTE 9)
SHAREHOLDER'S EQUITY:
Common stock -- 10,000,000 shares authorized                      25         25
Retained earnings                                              5,268      4,848
Accumulated Other Comprehensive Income:
   Net unrealized gain on securities available-for-sale          315        452
   Net unrealized gain/(loss) on derivative instruments           (9)         7
   Minimum pension liability adjustment                           --         (6)
   Adjustment to initially apply SFAS 158                         (6)        --
                                                            --------   --------
         Total Accumulated Other Comprehensive Income            300        453
                                                            --------   --------
         Total Shareholder's Equity                            5,593      5,326
                                                            --------   --------
         Total Liabilities and Shareholder's Equity         $126,068   $114,054
                                                            ========   ========

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

                                           2006     2005     2004
                                          ------   ------   ------
                                                (IN MILLIONS)
                                          ------------------------
REVENUE:
Insurance premiums                        $   54   $   67   $  158
Insurance fees                             1,841    1,575    1,405
Net investment income                      2,594    2,592    2,593
Realized gain (loss) on investments            2      (16)     (45)
Amortization of deferred gain on
   indemnity reinsurance                      76       77       87
Other revenue and fees                       258      316      275
                                          ------   ------   ------
   Total Revenue                           4,825    4,611    4,473
                                          ------   ------   ------
BENEFITS AND EXPENSES:
Benefits                                   2,178    2,122    2,143
Underwriting, acquisition, insurance
   and other expenses                      1,577    1,544    1,475
Interest and debt expense                     80       78       79
                                          ------   ------   ------
   Total Benefits and Expenses             3,835    3,744    3,697
                                          ------   ------   ------
Income before Federal Income Taxes           990      867      776
Federal income taxes                         247      223      193
                                          ------   ------   ------
Income before Cumulative Effect of
   Accounting Changes                        743      644      583
Cumulative Effect of Accounting Changes
   (net of Federal income taxes)              --       --      (26)
                                          ------   ------   ------
   Net Income                             $  743   $  644   $  557
                                          ======   ======   ======

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                            2006     2005     2004
                                           ------   ------   ------
                                                 (IN MILLIONS)
                                           ------------------------
COMMON STOCK:
Balance at beginning and end-of-year       $   25   $   25   $   25
RETAINED EARNINGS:
Balance at beginning-of-year                4,848    4,385    3,856
Comprehensive income                          596      315      566
Less other comprehensive income (loss)
   (net of federal income tax):
   Net unrealized gain (loss) on
      securities available-for-sale,
      net of reclassification adjustment     (137)    (329)      23
   Net unrealized loss on derivative
      instruments                             (16)      (7)     (10)
   Minimum pension liability adjustment         6        7       (4)
                                           ------   ------   ------
Net Income                                    743      644      557
Additional investment by Lincoln
   National Corporation/Stock
   Compensation                                27       19      122
Dividends declared                           (350)    (200)    (150)
                                           ------   ------   ------
      Balance at End-of-Year                5,268    4,848    4,385
                                           ------   ------   ------
NET UNREALIZED GAIN ON SECURITIES
   AVAILABLE-FOR-SALE:
Balance at beginning-of-year                  452      781      758
Change during the year                       (137)    (329)      23
                                           ------   ------   ------
      Balance at End-of-Year                  315      452      781
                                           ------   ------   ------
NET UNREALIZED GAIN ON DERIVATIVE
   INSTRUMENTS:
Balance at beginning-of-year                    7       14       24
Change during the year                        (16)      (7)     (10)
                                           ------   ------   ------
      Balance at End-of-Year                   (9)       7       14
                                           ------   ------   ------
MINIMUM PENSION LIABILITY ADJUSTMENT:
Balance at beginning-of-year                   (6)     (13)      (9)
Change during the year                          6        7       (4)
                                           ------   ------   ------
      Balance at End-of-Year                   --       (6)     (13)
                                           ------   ------   ------
ADJUSTMENT TO INITIALLY APPLY SFAS 158:        (6)      --       --
                                           ------   ------   ------
Total Shareholder's Equity at End-of-Year  $5,593   $5,326   $5,192
                                           ======   ======   ======

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              2006      2005      2004
                                                            -------   -------   -------
                                                                   (IN MILLIONS)
                                                            ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  $   743   $   644   $   557
Adjustments to reconcile net income to net cash provided
   by operating activities:
   Deferred acquisition costs and value of business
      acquired                                                 (391)     (430)     (350)
   Premiums and fees receivable                                   2        54       112
   Accrued investment income                                     23        (4)       (5)
   Insurance policy and claim reserves                          (14)   (1,082)   (1,347)
   Net trading securities purchases, sales and maturities       165       (72)      (99)
   Cumulative effect of accounting change                        --        --        39
   Investment contract and policyholder funds                   778     1,893     1,536
   Amounts recoverable from reinsurers                          157       101       375
   Federal income taxes                                          43       144       121
   Stock-based compensation expense                              --        18        19
   Depreciation                                                  27        64        48
   Realized gain (loss) on investments and derivative
      instruments                                                (2)       16        59
   Gain on sale of subsidiaries/business                         --        --       (14)
   Amortization of deferred gain                                (76)      (77)      (87)
   Other                                                       (210)     (607)     (275)
                                                            -------   -------   -------
      Net Adjustments                                           502        18       132
                                                            -------   -------   -------
      Net Cash Provided by Operating Activities               1,245       662       689
                                                            -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Securities available-for-sale:
   Purchases                                                 (6,487)   (5,725)   (9,001)
   Sales                                                      4,181     3,767     4,740
   Maturities                                                 2,282     2,392     2,468
Purchase of other investments                                  (408)   (1,008)   (1,938)
Sale or maturity of other investments                           104     1,151     2,187
Proceeds from disposition of business                            --        --        10
Other                                                          (155)        9       146
                                                            -------   -------   -------
      Net Cash Provided by (Used in) Investing Activities      (483)      586    (1,388)
                                                            -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of long-term debt                                      140        --        47
Payment of long-term debt                                        --       (47)       --
Net decrease in short-term debt                                 (13)        2       (10)
Universal life and investment contract deposits               4,791     4,783     4,928
Universal life and investment contract withdrawals           (4,268)   (3,755)   (3,353)
Investment contract transfers                                (1,821)   (1,483)   (1,336)
Increase in cash collateral on loaned securities                 --        45       181
Increase in funds withheld liability                            105       131        87
Capital contribution from shareholder                            --        --       100
Dividends paid to shareholders                                 (350)     (200)     (150)
                                                            -------   -------   -------
      Net Cash Provided by (Used in) Financing Activities    (1,416)     (524)      494
                                                            -------   -------   -------
      Net Increase (Decrease) in Cash and Invested Cash        (654)      724      (205)
                                                            -------   -------   -------
Cash and Invested Cash at Beginning-of-Year                   1,962     1,238     1,443
                                                            -------   -------   -------
      Cash and Invested Cash at End-of-Year                 $ 1,308   $ 1,962   $ 1,238
                                                            =======   =======   =======

See accompanying notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION.

The accompanying Consolidated Financial Statements include The Lincoln National Life Insurance Company ("the Company") and its majority-owned subsidiaries ("LNL" or the "Company" which may be referred to as "we" or "us"). The Company is domiciled in Indiana. Lincoln National Corporation ("LNC") owns 100% of the Company on a direct basis and its subsidiaries on an indirect basis. The Company owns 100% of the outstanding common stock of two insurance company subsidiaries:
First Penn-Pacific Life Insurance Company ("First Penn") and Lincoln Life & Annuity Company New York ("Lincoln Life New York"). The Company also owns several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's internally owned wholesaling and retailing business units, respectively.

On April 3, 2006, LNC acquired the Jefferson-Pilot Corporation ("Jefferson-Pilot"). As a result of this transaction, the following affiliates of Jefferson-Pilot became affiliates of LNC: Jefferson Pilot Financial Insurance Company ("JPFIC"), which is domiciled in Nebraska; Jefferson-Pilot Life Insurance Company ("JPL"), which is domiciled in North Carolina; and JPFIC's wholly owned subsidiary Jefferson-Pilot LifeAmerica Insurance Company ("JP LifeAmerica"), which is domiciled in the state of New Jersey and commercially domiciled in New York.

On January 17, 2007, The Nebraska Insurance Department approved the merger of JPFIC with and into LNL. The Indiana Department of Insurance has not yet issued its final approval due to a limitation in its laws regarding approval of a transaction in excess of 90 days before closing. The anticipated effective date of the proposed transaction is July 2, 2007.

On February 15, 2007, the North Carolina Department of Insurance approved the merger of JPL, with and into LNL. The Indiana Department of Insurance approved the merger on February 15, 2007. The expected effective date of the merger is April 2, 2007.

On February 22, 2007, the New Jersey Department of Banking and Insurance approved a request to redomicle JPLA from New Jersey to New York. The New York Insurance Department is reviewing for approval a request to redomicile JPLA to New York, and then merge Lincoln Life & Annuity Company of New York with and into JPLA. Subject to the New York Insurance Department approval, the effective date of these proposed transactions is April 2, 2007. The surviving merged company will adopt the name Lincoln Life & Annuity Company of New York.

LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States and several U.S. territories. Operations are divided into two business segments: Individual Markets and Employer Markets (see Note 11). These Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States.

ACCOUNTING ESTIMATES AND ASSUMPTIONS.

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets and derivatives, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, deferred sales inducements, insurance and investment contract liabilities, deferred front end loads, pension plans, income taxes and the potential effects of resolving litigated matters.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"). Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

Trading securities consist of fixed maturity and equity securities in designated portfolios, which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

For the mortgage-backed securities portion of the trading and available-for-sale fixed maturity securities portfolios, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; 3) the fair value of the collateral. The provision for losses is reported as realized gain (loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Investment real estate is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Cost is adjusted for impairment when the projected undiscounted cash flow from the investment is less than the carrying value. Impaired real estate is written down to the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Also, valuation allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate acquired through foreclosure proceedings is reclassified on the balance sheet from mortgage loans on real estate to real estate and is recorded at fair value at the settlement date, which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at settlement date, the carrying value is adjusted to the lower amount. Write-downs to real estate and any changes to the reserves on real estate are reported as realized gain
(loss) on investments.

Policy loans are carried at aggregate unpaid balances.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments, derivative gains (losses), gains on sale of subsidiaries/business, and net gain on reinsurance embedded derivative/trading securities. See Note 3 for additional detail. Realized gain (loss) on investments is recognized in net income, net of associated amortization of DAC and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for DAC and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

We hedge certain portions of our exposure to interest rate risk, credit risk, foreign exchange risk and equity fluctuation risk by entering into derivative transactions. We recognize all derivative instruments as either assets or liabilities in the consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument based upon the exposure being hedged -- as a cash flow hedge, fair value hedge or a hedge of a net investment in a foreign operation. As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and fair value hedges. In addition, we had derivative instruments that were economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain in fair value on the hedged item attributable to the hedged risk are recognized in net income during the period of change in fair values. For derivative instruments not designated as hedging instruments but are economic hedges, the gain or loss is recognized in current income during the period of change in the corresponding income statement line as the transaction being hedged.

We have certain Modco and CFW reinsurance arrangements with embedded derivatives related to the funds withheld assets.

These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of trading securities in portfolios that support these arrangements.

See Note 9 for further discussion of our accounting policy for derivative instruments.

CASH AND INVESTED CASH.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain
(loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 20 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

VOBA is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products acquired, (i.e., variable deferred annuities) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of DAC and VOBA are adjusted for the effect of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and excess interest for dollar cost averaging ("DCA") contracts are considered sales inducements and are deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI") and the unamortized balance is reported in other assets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC. DSI is reported within the other assets caption of the Consolidated Balance Sheets.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. DFEL is reported within the investment contract and policyholder funds caption of the Consolidated Balance Sheets. The deferral and amortization of DFEL is reported within insurance fees in the Consolidated Statements of Income.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the Consolidated Statements of Income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the Consolidated Statements of Income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

REINSURANCE.

We enter into reinsurance agreements with other companies in the normal course of our business. Assets/Liabilities and premiums/benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on the balance sheets and income statements, respectively, since there is a right of offset. All other reinsurance agreements are reported on a gross basis in the balance sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists.

GOODWILL AND OTHER INTANGIBLE ASSETS.

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

Other intangible assets, which consist of only of DSI as of December 31, 2006 and 2005, net of accumulated amortization are reported in other assets. DSI is amortized as discussed above, under the heading Deferred Acquisition Costs, Value of Business Acquired, Deferred Front End Loads, Deferred Sales Inducements.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in our Consolidated Balance Sheets and is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS.

We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held and used until disposed of.

Long-lived assets to be sold are classified as held for sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held for sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

These assets and liabilities related to separate accounts represent segregated funds administered and invested by us and our insurance subsidiaries for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us and our insurance subsidiaries for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Consolidated Statements of Income.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 0.75% to 13.50%. These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these policy benefits are payable.

The liabilities for future claim reserves for variable annuity products containing guaranteed minimum death benefits ("GMDB") features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

With respect to its insurance and investment contract liabilities, we continually review our: 1) overall reserve position; 2) reserving techniques and
3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised 1% of the face amount of insurance in-force, and dividend expenses were $70 million, $78 million, and $77 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Universal life and variable life products with secondary guarantees represent approximately 31% of permanent life insurance in-force at December 31, 2006 and approximately 67% of sales of these products in 2006. Liabilities for the secondary guarantees on universal life-type products are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI. The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the Company incurs a claim under the secondary guarantee benefit, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of FAS 113. The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

LOANED SECURITIES.

Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. This liability is included within other liabilities in our Consolidated Balance Sheets. Our agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. We value collateral daily and obtain additional collateral when deemed appropriate.

BORROWED FUNDS.

Short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less. Long-term borrowings have contractual or expected maturities greater than one year.

COMMITMENTS AND CONTINGENCIES.

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and estimable.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS.

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS ON TRADITIONAL LIFE INSURANCE PRODUCTS.

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

OTHER REVENUES AND FEES.

Other revenue and fees principally consists of amounts earned by LFA, our retail distribution arm, from sales of third party insurance and investment products. Such revenue is recorded as earned at the time of sale.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in our general account during 2004 through 2006 ranged from 4.0% to 7.0%. For traditional life, group health and disability income products, benefits and expenses, other than DAC, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as GMDB, and the change in fair values of guarantees for annuity products with guaranteed income benefits ("GIB") or guaranteed minimum withdrawal benefits ("GMWB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

Pursuant to the accounting rules for our obligations to employees under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate. See Note 7 for more information on our accounting for employee benefit plans.

STOCK-BASED COMPENSATION.

We expense the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to shareholder's equity. For additional information on stock-based incentive compensation see Note 8.

INCOME TAXES.

We and our eligible subsidiaries have elected to file consolidated Federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

RECLASSIFICATIONS.

Certain amounts reported in prior years' Consolidated Financial Statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholder's equity of the prior years.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, LNC adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). LNC's results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the amount of stock-based compensation expense allocated to the Company in 2006.

See Note 8 for more information regarding our stock-based compensation plans.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 -- "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our consolidated financial condition or results of operations.

SFAS NO. 158 -- EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS -- AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106, AND 132(R).

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). The guidance requires us to recognize on the balance sheet the funded status of our defined benefit postretirement plans as either an asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. Retroactive application of SFAS 158 is not permitted. We applied the recognition provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in a reduction to accumulated other comprehensive income of $6 million.

See Note 7 for more information regarding our adoption of SFAS 158.

SAB NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our consolidated financial statements.

STATEMENT OF POSITION 05-1.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for Deferred Acquisition Costs ("DAC") on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We will adopt this new accounting guidance effective January 1, 2007, primarily impacting our Individual Markets Annuities business. The adoption of this new guidance will impact our assumptions for lapsation used in the amortization of DAC and VOBA on certain blocks of our business. Our adoption will result in a reduction to our DAC and VOBA balances between $20 million to $50 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. The impact of SOP 05-1 is expected to prospectively increase DAC and VOBA amortization $3 million to $20 million, pre-tax, in 2007 assuming that replacement activity, as defined by SOP 05-1, is comparable to recent years. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB cleared Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 will not have a material impact on our consolidated financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our consolidated financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our consolidated financial condition and results of operations.

SOP 03-1.

Effective January 1, 2004, we implemented the provisions of AICPA SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). Adjustments arising from implementation, as discussed below, were recorded in net income as a cumulative effect of accounting change.

GUARANTEED MINIMUM DEATH BENEFIT RESERVES. Although there was no method prescribed under GAAP for GMDB reserving until the issuance of SOP 03-1, our Individual Annuities segment had been recording a reserve for GMDBs. At December 31, 2003, our GMDB reserve was $46 million. Adoption of the GMDB reserving methodology under SOP 03-1 resulted in a decrease to reserves of $10 million pre-tax. GMDB reserves were $23 million and $15 million at December 31, 2006 and 2005, respectively, of which $21 and $15 million were ceded to an affiliated reinsurance company.

Application of SOP 03-1 impacts EGPs used to calculate amortization of DAC, VOBA, DSI, and the liability for DFEL. The benefit ratio approach under SOP 03-1 results in a portion of future GMDB fees being accrued as a liability for future GMDB reserves. As a result, the EGPs used in our determination of DAC amortization are lower under SOP 03-1. Therefore upon adoption of SOP 03-1 we reported an unfavorable DAC/VOBA/DSI/DFEL unlocking as a negative cumulative effect adjustment of $43 million pre-tax in 2004.

The combined effects of the GMDB reserve requirements and related unlocking adjustments from implementation of SOP 03-1 resulted in a charge to net income for the cumulative effect of accounting change of $35 million pre-tax ($23 million after-tax) in 2004.

SALES INDUCEMENTS. Our Individual Markets -- Annuities segment variable annuity product offerings include contracts that offer a bonus credit, typically ranging from 2% to 5% of each deposit. We also offer enhanced interest rates to variable annuity contracts that are under DCA funding arrangements. Bonus credits and excess DCA interest are considered sales inducements under SOP 03-1 and, as such, are to be deferred as a sales inducement asset and amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

UNIVERSAL LIFE CONTRACTS. Our Individual Markets -- Life Insurance segment offers an array of individual and survivor-life universal life insurance products that contain features for which SOP 03-1 might apply. A review of the products and their features for possible SOP implications concluded that no additional reserves were necessary with the exception of the MoneyGuard(R) product. MoneyGuard(R) is a universal life insurance product with an acceleration of death benefit feature that provides convalescent care benefit payments when the insured becomes chronically ill. There is an optional extension of benefit rider available that will provide continuation of the convalescent care benefit payments once the total benefits from the base policy have been exhausted. The optional extended benefit payments can be for 2 years, 4 years, or the remaining life of the insured. Charges for the extension rider are deducted from the base policy account value and vary by the length of extension period selected. The adoption of SOP 03-1 in 2004 resulted in a charge recorded as a cumulative effect of accounting change of $4 million pre-tax ($3 million after-tax) for the extension of benefit feature in MoneyGuard(R).

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our consolidated financial condition and results of operations.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                              AMORTIZED
                                                COST       GAINS   LOSSES   FAIR VALUE
                                              ---------   ------   ------   ----------
                                                            (IN MILLIONS)
                                              ----------------------------------------
2006:
   Corporate bonds                             $24,262    $  807   $(238)     $24,831
   U.S. Government bonds                           141         7      --          148
   Foreign government bonds                        689        58      (2)         745
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             389         3      (5)         387
      Collateralized mortgage obligations        3,156        18     (43)       3,131
      Commercial Mortgage Backed Securities      2,235        37     (19)       2,253
      Other asset-backed securities                130         3      --          133
   State and municipal bonds                       113         2      (1)         114
   Redeemable preferred stocks                      89         9      --           98
                                               -------    ------   -----      -------
         Total fixed maturity securities        31,204       944    (308)      31,840
   Equity securities                               191        14      (2)         203
                                               -------    ------   -----      -------
         Total                                 $31,395    $  958   $(310)     $32,043
                                               =======    ======   =====      =======
2005:
   Corporate bonds                             $24,190    $1,106   $(241)     $25,055
   U.S. Government bonds                           143        12      --          155
   Foreign government bonds                        839        62      (3)         898
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             453         5      (6)         452
      Collateralized mortgage obligations        2,982        25     (34)       2,973
      Commercial Mortgage Backed Securities      2,350        52     (20)       2,382
      Other asset-backed securities                 99         3      --          102
   State and municipal bonds                       123         4      (1)         126
   Redeemable preferred stocks                      88        14      --          102
                                               -------    ------   -----      -------
         Total fixed maturity securities        31,267     1,283    (305)      32,245
Equity securities                                   95         6      --          101
                                               -------    ------   -----      -------
         Total                                 $31,362    $1,289   $(305)     $32,346
                                               =======    ======   =====      =======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                          AMORTIZED     FAIR
                                            COST        VALUE
                                          ---------   --------
                                              (IN MILLIONS)
                                          --------------------
Due in one year or less                    $ 1,052    $ 1,056
Due after one year through  five years       6,605      6,759
Due after five years through  ten years      8,538      8,630
Due after ten years                          9,099      9,491
                                           -------    -------
   Subtotal                                 25,294     25,936
Asset and mortgage-backed securities         5,910      5,904
                                           -------    -------
   Total                                   $31,204    $31,840
                                           =======    =======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The amortized cost and estimated fair value of investments in asset/mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                                          AMORTIZED     FAIR
                                            COST        VALUE
                                          ---------   --------
                                              (IN MILLIONS)
                                          --------------------
Below 5%                                    $   91     $   91
5%-6%                                        2,458      2,419
6%-7%                                        2,179      2,178
Above 7%                                     1,182      1,216
                                            ------     ------
   Total                                    $5,910     $5,904
                                            ======     ======

The quality ratings of fixed maturity securities available-for-sale are as follows:

    NAIC           RATING AGENCY
DESIGNATION   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
-----------   ----------------------   ----------   ----------
                                            (IN MILLIONS)
                                       -----------------------
     1        AAA / AA / A               $19,335       60.7%
     2        BBB                         10,147       31.9%
     3        BB                           1,420        4.5%
     4        B                              748        2.3%
     5        CCC and lower                  169        0.5%
     6        In or near default              21        0.1%
                                         -------      -----
                                         $31,840      100.0%
                                         =======      =====

The major categories of net investment income are as follows:

                                                2006     2005     2004
                                               ------   ------   ------
                                                     (IN MILLIONS)
                                               ------------------------
Fixed maturity securities available-for-sale   $1,970   $1,959   $1,932
Equity securities  available-for-sale              10        7        8
Trading securities                                181      176      173
Mortgage loans on real estate                     271      288      350
Real estate                                        37       48       25
Policy loans                                      120      118      119
Invested cash                                      53       46       21
Other investments                                  61       61       54
                                               ------   ------   ------
   Investment revenue                           2,703    2,703    2,682
Investment expense                                109      111       89
                                               ------   ------   ------
   Net investment income                       $2,594   $2,592   $2,593
                                               ======   ======   ======

Trading securities at fair value retained in connection with Modco and CFW reinsurance arrangements, consisted of the following:

                                         2006     2005
                                        ------   ------
                                         (IN MILLIONS)
                                        ---------------
Corporate bonds                         $2,140   $2,282
U.S. Government bonds                      331      322
Foreign government bonds                    45       52
Asset and mortgage-backed securities:
   Mortgage pass-through securities         24       29
   Collateralized mortgage obligations     111      113
   Commercial Mortgage Backed Securities   133      149
   Other asset-backed securities             8        9
State and municipal bonds                   18       19
Redeemable preferred stocks                  8        8
                                        ------   ------
      Total fixed maturity securities    2,818    2,983
Equity securities                            2        2
                                        ------   ------
      Total                             $2,820   $2,985
                                        ======   ======

The portion of the market adjustment for trading securities still held at December 31, 2006 and 2005 was a loss of $48 million and $70 million, respectively.

The detail of the realized gain (loss) on investments is as follows:

                                                                    2006    2005   2004
                                                                    ----    ----   -----
                                                                        (IN MILLIONS)
                                                                    --------------------
Realized loss on investments and derivative instruments             $(2)   $(21)   $(58)
Gain (loss) on reinsurance embedded derivative/trading securities     4       5      (1)
Gain on sale of subsidiaries/business                                --      --      14
                                                                    ---    ----    ----
Total realized gain (loss) on investments                           $ 2    $(16)   $(45)
                                                                    ===    ====    ====

The detail of the realized loss on investments and derivative instruments is as follows:

                                                 2006   2005    2004
                                                -----   ----   -----
                                                    (IN MILLIONS)
                                                --------------------
Fixed maturity securities  available-for-sale
   Gross gain                                    $103   $113   $ 107
   Gross loss                                     (82)   (90)   (115)
Equity securities available-for-sale
   Gross gain                                       1      8      19
   Gross loss                                      --     --      (1)
Other investments                                   9     10       4
Associated amortization of  deferred
   acquisition costs and  provision for
   policyholder  commitments                      (31)   (52)    (51)
Investment expenses                                (2)    (9)    (10)
                                                -----   ----   -----
Total Investments                                  (2)   (20)    (47)
Derivative instruments net of  associated
   amortization of  deferred acquisition
   costs                                           --     (1)    (11)
                                                -----   ----   -----
   Total investments and derivative
      instruments                                $ (2)  $(21)  $ (58)
                                                =====   ====   =====

Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                2006   2005   2004
                                ----   ----   ----
                                   (IN MILLIONS)
                                ------------------
Fixed maturity securities        $56    $19    $67
available-for-sale
Mortgage loans on real estate      1     (6)    (2)
                                 ---    ---    ---
Total                            $57    $13    $65
                                 ===    ===    ===

The change in unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

                             2006    2005   2004
                            -----   -----   ----
                                (IN MILLIONS)
                            --------------------
Fixed maturity securities   $(342)  $(839)   $61
Equity securities               6      (6)    (6)
                            -----   -----    ---
Total                       $(336)  $(845)   $55
                            =====   =====    ===

For securities available for sale held by us at December 31, 2006 and 2005 that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                               FAIR    % FAIR   AMORTIZED   % AMORTIZED   UNREALIZED   % UNREALIZED
                              VALUE     VALUE      COST          COST        LOSS           LOSS
                             -------   ------   ---------   -----------   ----------   ------------
                                                          (IN MILLIONS)
                             ----------------------------------------------------------------------
2006
less than or equal to
 90 days                     $ 3,646     27.5%   $ 3,672        27.0%       $ (26)          8.4%
greater than 90 days but
 less than or equal 180 days     112      0.8%       115         0.9%          (3)          1.0%
greater than 180 days but
 less than or equal 270 days     842      6.3%       861         6.3%         (19)          6.1%
greater than 270 days but
 less than or equal 1 year     1,456     11.0%     1,492        11.0%         (36)         11.6%
greater than 1 year            7,226     54.4%     7,452        54.8%        (226)         72.9%
                             -------    -----    -------       -----        -----         -----
   Total                     $13,282    100.0%   $13,592       100.0%       $(310)        100.0%
                             =======    =====    =======       =====        =====         =====
2005
less than or equal to
 90 days                     $ 3,006     27.6%   $ 3,039        27.1%       $ (33)         10.8%
greater than 90 days but
 less than or equal 180 days   5,152     47.4%     5,258        47.1%        (106)         34.8%
greater than 180 days but
 less than or equal 270 days     374      3.4%       384         3.4%         (10)          3.3%
greater than 270 days but
 less than or equal 1 year       789      7.2%       822         7.3%         (33)         10.8%
greater than 1 year            1,570     14.4%     1,693        15.1%        (123)         40.3%
                             -------    -----    -------       -----        -----         -----
   Total                     $10,891    100.0%   $11,196       100.0%       $(305)        100.0%
                             =======    =====    =======       =====        =====         =====

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                                    LESS THAN
                                               OR EQUAL TO TWELVE     GREATER THAN TWELVE
                                                     MONTHS                 MONTHS                  TOTAL
                                              --------------------   --------------------   ---------------------
                                                           GROSS                  GROSS                   GROSS
                                                FAIR    UNREALIZED    FAIR     UNREALIZED     FAIR     UNREALIZED
                                               VALUE      LOSSES      VALUE      LOSSES       VALUE      LOSSES
                                              -------   ----------   -------   ----------   --------   ----------
                                                                         (IN MILLIONS)
                                              -------------------------------------------------------------------
2006:
   Corporate bonds                            $ 4,527    $   (71)    $ 4,892    $  (167)    $  9,419     $(238)
   U.S. Government bonds                            3         --          --         --            3        --
   Foreign government bonds                        56         (1)         62         (1)         118        (2)
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             63         --         223         (5)         286        (5)
      Collateralized mortgage obligations         890         (7)      1,320        (36)       2,210       (43)
      Commercial Mortgage Backed Securities       451         (3)        663        (16)       1,114       (19)
      Other asset-backed securities                --         --          21         --           21        --
   State and municipal bonds                       16         --          44         (1)          60        (1)
   Redeemable preferred stocks                     --         --           1         --            1        --
                                              -------    -------     -------    -------     --------     -----
         Total fixed maturity securities        6,006        (82)      7,226       (226)      13,232      (308)
Equity securities                                  50         (2)         --         --           50        (2)
                                              -------    -------     -------    -------     --------     -----
         Total                                $ 6,056    $   (84)    $ 7,226    $  (226)    $ 13,282     $(310)
                                              =======    =======     =======    =======     ========     =====
2005:
   Corporate bonds                            $ 6,300    $  (132)    $ 1,235    $  (109)    $  7,535     $(241)
   U.S. Government bonds                           --         --          --         --           --        --
   Foreign government bonds                       169         (3)         38         --          207        (3)
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            320         (4)         39         (2)         359        (6)
      Collateralized mortgage obligations       1,589        (27)        145         (7)       1,734       (34)
      Commercial Mortgage Backed Securities       888        (16)        100         (4)         988       (20)
      Other asset-backed securities                23         --          --         --           23        --
   State and municipal bonds                       31         --          13         (1)          44        (1)
   Redeemable preferred stocks                      1         --          --         --            1        --
                                              -------    -------     -------    -------     --------     -----
         Total fixed maturity securities        9,321       (182)      1,570       (123)      10,891      (305)
Equity securities                                  --         --          --         --           --        --
                                              -------    -------     -------    -------     --------     -----
         Total                                $ 9,321    $  (182)    $ 1,570    $  (123)    $ 10,891     $(305)
                                              =======    =======     =======    =======     ========     =====

Securities available-for-sale that were deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors we considered in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) our ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 - Fair Value of Financial Instruments to the Consolidated Financial Statements for a general discussion of the methodologies and assumptions used to determine estimated fair values.

The balance sheet captions, "Real estate" and "Other assets," which includes property and equipment, include accumulated depreciation as follows:

                          2006   2005
                          ----   ----
                         (IN MILLIONS)
                         -------------
Real estate               $ 25   $ 19
Property and equipment     240    255


Impaired mortgage loans along with the related allowance for losses are as follows:

                                            2006   2005
                                            ----   ----
                                           (IN MILLIONS)
                                           -------------
Impaired loans with allowance for losses     $27    $66
Allowance for losses                          (1)    (9)
                                             ---    ---
   Net impaired loans                        $26    $57
                                             ===    ===

We believe the allowance for losses is maintained at a level adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Balance at beginning-of-year          $ 9    $15    $17
Provisions for losses                   1      2      5
Releases due to principal paydowns     (9)    (8)    (7)
                                      ---    ---    ---
   Balance at end-of-year             $ 1    $ 9    $15
                                      ===    ===    ===

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                  (IN MILLIONS)
                                                ------------------
Average recorded investment in impaired loans    $41    $62   $101
Interest income recognized on impaired loans       4      5      9

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and 2005, we had no mortgage loans on non-accrual status. As of December 31, 2006 and 2005, we had no mortgage loans past due 90 days and still accruing.

As of December 31, 2006 and 2005, we had restructured mortgage loans of $15 million and $45 million, respectively. We recorded $1 million and $2 million of interest income on these restructured mortgage loans in 2006 and 2005, respectively. Interest income in the amount of $1 million and $4 million would have been recorded on these mortgage loans according to their original terms in 2006 and 2005, respectively. As of December 31, 2006 and 2005, we had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006, our investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $1,072 million. This includes $283 million of standby commitments to purchase real estate upon completion and leasing.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled $40 million and $67 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

The Federal income tax expense is as follows:

                       2006   2005   2004
                       ----   ----   ----
                          (IN MILLIONS)
                       ------------------
Current                $148   $111   $ 98
Deferred                 99    112     95
                       ----   ----   ----
   Total tax expense   $247   $223   $193
                       ====   ====   ====

The effective tax rate on pre-tax income from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $347   $303   $272
Effect of:
   Tax-preferred investment income    (80)   (63)   (69)
   Tax credits                        (16)   (14)   (14)
   Other                               (4)    (3)     4
                                     ----   ----   ----
      Provision for income taxes     $247   $223   $193
                                     ====   ====   ====
      Effective tax rate               25%    26%    25%

The Federal income tax liability, included in other liabilities on the Consolidated Balance Sheets is as follows:

                                         2006   2005
                                         ----   ----
                                        (IN MILLIONS)
                                         -----------
Current                                   $20    $77
Deferred                                   28     24
                                          ---   ----
   Total Federal income tax liability     $48   $101
                                          ===   ====

Significant components of our deferred tax assets and liabilities are as follows:

                                                        2006     2005
                                                       ------   ------
                                                        (IN MILLIONS)
                                                       ---------------
Deferred tax assets:
Insurance and investment contract liabilities          $1,275   $1,206
Reinsurance deferred gain                                 265      291
Modco embedded derivative                                  76       98
Postretirement benefits other than pension                 14       15
Compensation related                                      111      100
Ceding commission asset                                     9       11
Other                                                      89       53
                                                        -----    -----
   Total deferred tax assets                            1,839    1,774
                                                        -----    -----
Deferred tax liabilities:
Deferred acquisition costs                              1,208      998
Net unrealized gain on securities available-for-sale      230      351
Trading security gains                                     74       91
Present value of business in-force                        238      260
Other                                                     117       98
                                                        -----    -----
   Total deferred tax liabilities                       1,867    1,798
                                                        -----    -----
Net deferred tax liability                             $   28   $   24
                                                       ======   ======

We and our affiliates are part of a consolidated Federal income tax filing with LNC. Cash paid for Federal income taxes in 2006, 2005 and 2004 was $208 million, $75 million and $56 million, respectively.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to our consolidated results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which we continue to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re, are as follows:

                                     2006    2005    2004
                                    -----   -----   -----
                                        (IN MILLIONS)
                                    ---------------------
Insurance assumed                   $  --   $   1   $  --
Insurance ceded                      (827)   (767)   (640)
                                    -----   -----   -----
   Net reinsurance
      premiums and fees             $(827)  $(766)  $(640)
                                    =====   =====   =====

The 2005 and 2004 amounts reported above for insurance ceded to other companies have been adjusted to conform to the 2006 presentation. These adjustments had no effect on insurance premiums, fees or net income presented in the Consolidated Statements of Income as the gross premiums and fees were offset by equal amounts.

The income statement caption, "Benefits," is net of reinsurance recoveries of $0.7 billion for 2006 and 2005 and $0.6 billion for 2004.

A roll forward of DAC is as follows:

                                    2006     2005     2004
                                   ------   ------   ------
                                         (IN MILLIONS)
                                   ------------------------
Balance at beginning-of-year       $3,676   $2,904   $2,552
Deferral                            1,062      934      868
Amortization                         (608)    (427)    (415)
Adjustment related to realized
   gains on securities
   available-for-sale                 (39)     (48)     (46)
Adjustment related to unrealized
   losses on securities
   available-for-sale                  90      313      (16)
Cumulative effect of
   accounting change                   --       --      (39)
                                   ------   ------   ------
Balance at end-of-year             $4,181   $3,676   $2,904
                                   ======   ======   ======

A roll forward of VOBA is as follows:

                                 2006   2005    2004
                                 ----   ----   -----
                                    (IN MILLIONS)
                                 -------------------
Balance at beginning-of-year     $742   $819   $ 922
   Amortization, net              (63)   (77)   (103)
   Adjustment related to
      realized gains on
      securities
      available-for-sale           (1)    --      --
                                 ----   ----   -----
Balance at end-of-year           $678   $742   $ 819
                                 ====   ====   =====

Future estimated amortization of VOBA is as follows (in millions):

2007-$63   2008-$66          2009-$64
2010-$62   2011-$41   Thereafter-$382

Realized losses on investments and derivative instruments on the Consolidated Statements of Income for the year ended December 31, 2006, 2005 and 2004 are net of amounts amortized against DAC of $39 million, $48 million and $46 million, respectively. In addition, realized gains and losses for the year ended December 31, 2006, 2005 and 2004 are net of adjustments made to policyholder reserves of $9 million, $(2) million and $(2) million, respectively. We have either a contractual obligation or a consistent historical practice of making allocations of investment gains or losses to certain policyholders and to certain reinsurance arrangements.

A rollforward of DSI, included in Other assets on the Consolidated Balance Sheets, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                 (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $129   $ 85   $ 45
   Capitalized                   70     60     50
   Amortization                 (21)   (16)   (10)
                               ----   ----   ----
Balance at end-of-year         $178   $129   $ 85
                               ====   ====   ====

Details underlying the income statement caption, "Underwriting, acquisition, insurance and other expenses," are as follows:

                                    2006     2005     2004
                                   ------   ------   ------
                                        (IN MILLIONS)
                                   ------------------------
Commissions                        $1,043   $  899   $1,208
General and administrative
   expenses                           816      966      532
DAC and VOBA deferrals,
   net of amortization               (391)    (431)    (350)
Taxes, licenses and fees               96       81       85
Restructuring charges - includes
   merger-integration expenses         13       29       --
                                   ------   ------   ------
   Total                           $1,577   $1,544   $1,475
                                   ======   ======   ======

The carrying amount of goodwill by reportable segment as of December 31, is as follows:

                         2006   2005
                         ----   ----
                        (IN MILLIONS)
                         -----------
Individual Markets:
   Life Insurance        $855   $855
   Annuities               44     44
Employer Markets:
   Retirement Products     20     20
                         ----   ----
   Total                 $919   $919
                         ====   ====

Details underlying the balance sheet caption, "Insurance contract and policyholder funds," are as follows:

                              2006      2005
                            -------   -------
                              (IN MILLIONS)
                            -----------------
Premium deposit funds       $20,499   $21,755
Other policyholder funds     13,666    12,975
Deferred front end loads        486       432
Undistributed earnings on
   participating business       102       111
                            -------   -------
   Total                    $34,753   $35,273
                            =======   =======

Details underlying the balance sheet captions related of short-term debt and long-term debt are as follows:

                                          2006     2005
                                         ------   ------
                                          (IN MILLIONS)
                                         ---------------
Short-term debt                          $   21   $   34
                                         ======   ======
Long-term debt:
Note due Lincoln National Corporation,
   due September 2008                    $  140   $   --
Surplus notes due Lincoln National
   Corporation:
   6.56% surplus note, due 2028             500      500
   6.03% surplus note, due 2028             750      750
                                         ------   ------
Total Surplus Notes                       1,250    1,250
                                         ------   ------
   Total long-term debt                  $1,390   $1,250
                                         ======   ======

The short-term debt represents short-term notes payable to LNC.

We issued a surplus note of $500 million to LNC in 1998. This note calls for us to pay the principal amount of the notes on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in 1998. This note calls for us to pay the principal amount of the notes on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

A consolidated subsidiary of LNL issued a note for an amount not to exceed $150 million to LNC in 2006. As of December 31, 2006, $140 million had been advanced to us. This note calls for us to pay the principal amount of the notes on or before September 30, 2008 and interest to be paid monthly at a rate equal to the Federal Reserve Board's 30 day AA- financial commercial paper rate plus ten basis points.

Cash paid for interest on both the short-term debt and the surplus notes was $99 million, $59 million and $79 million for 2006, 2005 and 2004, respectively.

6. INSURANCE BENEFIT RESERVES

We issue variable contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where we contractually guarantee to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

                                       2006    2005
                                      -----   -----
                                    IN EVENT OF DEATH
                                  ---------------------
                                  (DOLLARS IN BILLIONS)
                                  ---------------------
Return of net deposit
   Account value                      $38.3   $31.9
   Net amount at risk                   0.1     0.1
   Average attained age of
      contractholders                    54      53
Return of net deposits plus a
   minimum return
   Account value                      $ 0.4   $ 0.3
   Net amount at risk                    --      --
   Average attained age of
      contractholders                    67      66
Guaranteed minimum return                 5%      5%
Highest specified anniversary
   account value minus
   withdrawals post anniversary
   Account value                      $22.5   $18.8
   Net amount at risk                   0.2     0.3
   Average attained age of
      contractholders                    64      63

Approximately $13.2 billion and $8.2 billion of separate account values at December 31, 2006 and 2005 were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $2.7 billion and $1.2 billion of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                      2006    2005
                                     -----   ------
                                     (IN BILLIONS)
                                     --------------
Asset Type
Domestic equity                      $39.0   $32.2
International equity                   5.9     4.2
Bonds                                  6.4     5.1
                                     -----   -----
   Total                              51.3    41.5
                                     -----   -----
Money market                           5.6     4.0
                                     -----   -----
   Total                             $56.9   $45.5
                                     =====   =====
Percent of total variable
   annuity separate account values      87%     87%
                                     =====   =====

The determination of the GMDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience.

The following table summarizes the liabilities for GMDB:

                                 GMDB
                             2006    2005
                            -----   ------
                            (IN MILLIONS)
                            --------------
Total:
   Balance at January 1     $ 15     $ 18
   Changes in reserves        14        9
   Benefits paid              (6)    $(12)
                            ----     ----
   Balance at December 31   $ 23     $ 15
                            ====     ====
Ceded:
   Balance at January 1     $(15)    $(18)
   Changes in reserves       (12)      (9)
   Benefits paid               6       12
                            ----     ----
   Balance at December 31   $(21)    $(15)
                            ====     ====
Net:
   Balance at January 1     $ --     $ --
   Changes in reserves         2       --
   Benefits paid              --       --
                            ----     ----
   Balance at December 31   $  2     $ --
                            ====     ====

The offset to the benefit reserve amounts above are reflected in benefits in the Consolidated Statements of Income. We have an Automatic Indemnity Reinsurance Agreement with Lincoln National Reinsurance Company (Barbados) Limited ("LNR Barbados"), a wholly-owned subsidiary of LNC. Under this agreement, we cede a portion of our GMDB, GMWB and GIB risks to LNR Barbados. In connection with this reinsurance agreement, we paid premiums to LNR Barbados totaling $154 million and $109 million in 2006 and 2005, respectively, related to this agreement. These reinsurance premiums are reflected as an offset in insurance premiums in the Consolidated Statements of Income.

7. RETIREMENT BENEFIT PLANS

The Company's employees, other than its insurance agents, are included in various benefit plans sponsored by LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans. The Company `s insurance agents are included in various benefit plans sponsored by either LNL or LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

LNC maintains a funded defined benefit pension plan for most of its U.S. employees (including those of LNL). Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensations during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. LNL sponsors a defined benefit pension plan which, prior to January 1, 1995, covered most full-time insurance agents of the Company. All benefits applicable to this plan were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. The funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees and agents (including those of LNL): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plans provide defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain of our officers defined pension benefits based on years of service and final monthly salary upon death or retirement.

The supplemental executive retirement plan provides defined pension benefits for certain executives who became our employees as a result of the acquisition of a block of individual life insurance and annuity business from CIGNA Corporation ("CIGNA"), and benefits under this plan were frozen effective January 1, 2000. A second supplemental executive retirement plan was established for this same group of executives to guarantee that the total benefit payable under the LNC employees' defined benefit pension plan benefit formula will be determined using an average compensation not less than the minimum three-year average compensation as of a certain period. All benefits payable from this plan are reduced by benefits payable from the LNC employees' defined benefit pension plan.

LNC also sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time U.S. employees who have worked for LNC 10 years and attained age 55 (including those of LNL). LNL sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time agents who have worked for LNL 10 years and attained age 60. Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employees' postretirement plan was changed such that employees and agents not attaining age 50 by that date will not be eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees and agents that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age
70. Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full medical and dental premium costs. Beginning January 1, 2002, the employees' postretirement plan was changed to require employees not yet age 50 with five years of service by the end of 2001 to pay the full medical and dental premium cost when they retire.

OBLIGATIONS, FUNDED STATUS AND ASSUMPTIONS

Information with respect to plan asset activity and defined benefit plan obligations for the agent defined benefit and other postretirement benefit plans sponsored by LNL is as follows:

                                                                                   OTHER
                                                                 PENSION      POSTRETIREMENT
                                                                BENEFITS         BENEFITS
                                                              -------------   --------------
                                                               2006    2005    2006    2005
                                                              -----   -----   -----   ------
                                                                      (IN MILLIONS)
                                                              ------------------------------
Change in plan assets:
   Fair value of plan assets at beginning-of-year             $  93   $  82   $  --   $  --
   Actual return on plan assets                                  12       6      --      --
   Company contributions                                         --      10       2       2
   Benefits paid                                                 (5)     (5)     (2)     (2)
                                                              -----   -----   -----   -----
      Fair value of plan assets at end-of-year                $ 100   $  93   $  --   $  --
                                                              =====   =====   =====   =====
Change in benefit obligation:
   Benefit obligation at beginning-of-year                    $  92   $  87   $  22   $  19
   Interest cost                                                  5       5       1       1
   Plan participants' contributions                              --      --       1       1
   Actuarial (gains)/ losses                                     (2)      4      (3)      3
   Benefits paid                                                 (5)     (4)     (2)     (2)
                                                              -----   -----   -----   -----
      Benefit obligation at end-of-year                       $  90   $  92   $  19   $  22
                                                              =====   =====   =====   =====
   Funded status of the plans                                 $  10   $   1   $ (19)  $ (22)
   Unrecognized net actuarial losses                                     20              (1)
                                                                      -----           -----
   Prepaid (accrued) benefit cost                                        21             (23)
   Other assets                                                  11      --      --      --
   Other liabilities                                             (1)     --     (19)     --
                                                              -----   -----   -----   -----
      Amounts recognized in the Consolidated Balance Sheets   $  10   $  21   $ (19)  $ (23)
                                                              =====   =====   =====   =====
Amounts recognized in accumulated other comprehensive
   income (net of tax):
   Net loss (gain)                                                8              (2)
                                                              -----           -----
      Total                                                   $   8           $  (2)
Weighted-average assumptions as of December 31:
   Weighted-average discount rate                              5.75%   6.00%   5.75%   6.00%
   Expected return on plan assets                              8.00%   8.25%     --      --
Rate of increase in compensation                               4.00%   4.00%   4.00%   4.00%

The Company uses December 31 as the measurement date for our pension and postretirement plans.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target plan allocations. This assumption is reevaluated at an interim date each plan year. The calculation of the accumulated postretirement benefits obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 12.0% for 2006. It further assumes the rate will gradually decrease to 5.0% by 2017 and remain at that level in future periods. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

                                       ONE-PERCENTAGE   ONE-PERCENTAGE
                                       POINT INCREASE   POINT DECREASE
                                       --------------   --------------
                                                (IN MILLIONS)
                                       -------------------------------
Effect on accumulated postretirement
   benefit obligation                        $ 1               $(1)
Effect on total service and interest
   cost components                            --                --

As discussed in Note 2, we applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on our Consolidated Balance Sheets at December 31, 2006 is as follows:

                                           BEFORE                    AFTER
                                        APPLICATION               APPLICATION
                                             OF        SFAS 158        OF
                                          SFAS 158   ADJUSTMENTS    SFAS 158
                                        -----------  -----------  -----------
                                                    (IN MILLIONS)
                                        -------------------------------------
Other assets                              $  1,101       $11        $  1,112
Total assets                               126,057        11         126,068
Other liabilities                            2,052        17           2,069
Total liabilities                          120,458        17         120,475
Accumulated other comprehensive income         306        (6)            300
Total shareholder's equity                   5,599        (6)          5,593

Information for the Company's agent pensi on plans with accumulated benefit obligations in excess of plan assets is as follows:

                                  2006    2005
                                 -----   -----
                                 (IN MILLIONS)
                                 -------------
Accumulated benefit obligation    $ 1    $ 1
Projected benefit obligation        1      1
Fair value of plan assets          --     --

COMPONENTS OF NET PERIODIC PENSION COST

The components of net defined benefit pension plan and postretirement benefit plan expense are as follows:

                                                                        PENSION BENEFITS    OTHER POSTRETIREMENT BENEFITS
                                                                       ------------------   -----------------------------
                                                                       2006   2005   2004        2006   2005   2004
                                                                       ----   ----   ----        ----   ----   ----
                                                                                          (IN MILLIONS)
                                                                       --------------------------------------------------
Service cost                                                           $ 18   $ 17   $ 17         $ 1    $ 2    $ 2
Interest cost                                                            29     29     28           5      5      5
Expected return on plan assets                                          (38)   (38)   (35)         --     --     --
Amortization of prior service cost                                       (2)    (2)    (2)         --     --     --
Recognized net actuarial (gains) losses                                   4      2      1           1     --     (1)
Recognized actuarial (gain) loss due to special termination benefits      2     --     --          --     --     --
                                                                       ----   ----   ----         ---    ---    ---
Net periodic benefit expense                                           $ 13   $  8   $  9         $ 7    $ 7    $ 6
                                                                       ====   ====   ====         ===    ===    ===

We maintain a defined contribution plan for our insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Effective January 1, 1998, we assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain of our highly compensated agents. The combined pre-tax expenses for these plans amounted to $3 million in 2006, 2005 and 2004, respectively. These expenses reflect both our contribution as well as changes in the measurement of our liabilities under these plans.

PLAN ASSETS

Defined benefit pension plan asset allocations for the Company's agent plan at December 31, 2006 and 2005, by asset category are as follows:

                            2006   2005
                            ----   ----
ASSET CATEGORY
Equity securities             60%    64%
Fixed income securities       40%    34%
Real estate                    0%     1%
Cash and cash equivalents      0%     1%
                             ---    ---
   Total                     100%   100%
                             ===    ===

The primary investment objective of the defined benefit pension plan is for capital appreciation and income growth, with an emphasis on avoiding undue risk. A secondary objective is for current income. Investments can be made using the following asset classes: both domestic and international equity and fixed income securities, real estate, guaranteed products, venture capital, oil and gas and other asset classes the investment managers deem prudent. A five-year time horizon is utilized, as there are inevitably short-run fluctuations, which will cause variations in investment performance.

Each managed fund is expected to rank in the upper 50% of similar funds over the three and/or five year periods. Managers not meeting criteria will be subject to additional due diligence review and possible termination. The following short-term ranges have been established for weightings in the various asset categories:

                                     WEIGHTING RANGE
                                     ---------------
ASSET CATEGORY
Cash                                           0-20%
Guaranteed Products                            0-20%
Fixed Income                                  20-80%
   Long-term                           0-10%
   High-Yield                          0-10%
   International/Emerging Markets*     0-10%
Real Estate                                    0-20%
Equities                                      20-80%
   Small-cap                           0-20%
   International*                      0-20%
   Emerging Markets*                   0-10%
Other                                          0-20%
Total International**                          0-25%

----------
The total of domestic cash, domestic fixed income, and domestic equities shall not be less than 50%.

*    Currency exposure can be hedged up to 100%

**   International/Emerging Markets-Fixed Income and Equities

Within the broad ranges provided above, current target asset weightings are as follows: 64% equities, 35% fixed income, including real estate, and 1% cash. The performance of the plan and the managed funds are monitored on a quarterly basis relative to the plan's objectives. The performance of the managed fund is measured against the following indices: S&P 500, EAFE, Russell 2000, NAREIT, Lehman US Universal and Salomon (Citigroup) 90-day T-Bill. The investment policy is reviewed on an annual basis.

The plan assets are principally managed by LNC's Investment Management segment.

PLAN CASH FLOWS

The Company does not expect to make a contribution to the defined benefit pension plans in 2007. The Company expects to fund approximately the following amounts for benefit payments for unfunded non-qualified defined benefit plans and postretirement benefit plans:

              PENSION PLANS                 POSTRETIREMENT PLANS
             ---------------   ----------------------------------------------
              NON-QUALIFIED      REFLECTING                    NOT REFLECTING
             DEFINED BENEFIT   MEDICARE PART   MEDICARE PART   MEDICARE PART
              PENSION PLANS      D SUBSIDY       D SUBSIDY       D SUBSIDY
             ---------------   -------------   -------------   --------------
                                      (IN MILLIONS)
             ----------------------------------------------------------------
Year
2007               $ 3              $ 5             $(1)             $ 6
2008                 3                5              (1)               6
2009                 3                5              (1)               6
2010                 4                5              (1)               6
2011                 4                5              (1)               6
Thereafter          25               28              (4)              32

401(k).

LNC sponsors a contributory defined contribution plan for eligible U.S. employees (including those of LNL) and LNL sponsors a contributory defined contribution plan for eligible insurance agents (401(k) plans). Our contributions to the 401(k) plans for our employees and agents are equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. Our expense for the 401(k) plan amounted to $22 million, $25 million, and $25 million in 2006, 2005 and 2004, respectively.

DEFERRED COMPENSATION PLANS.

LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents including those of LNL who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, we agree to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in a LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. We make matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of our contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $17 million, $11 million, and $7 million in 2006, 2005 and 2004, respectively. These expenses reflect both our employer matching contributions of $4 million, $3 million and $2 million, as well as changes in the measurement of our liabilities net of LNC's total return swap under these plans of $13 million, $8 million and $5 million for 2006, 2005 and 2004, respectively.

Our total liabilities associated with these plans were $158 million and $138 million at December 31, 2006 and 2005, respectively.

8. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense (income) for stock-based awards to employees of the company is as follows:

                         2006   2005   2004
                         ----   ----   ----
                            (IN MILLIONS)
                         ------------------
Stock options             $ 2    $--    $ 1
Shares                     17     13     11
Cash awards                 1      1      1
SARs                       (1)     2      4
Restricted stock            1      1      1
                          ---    ---    ---
Total                     $20    $17    $18
                          ===    ===    ===
Recognized tax benefit    $ 7    $ 6    $ 6

The compensation cost is included in the underwriting, acquisition, insurance, and other expenses line item on the Company's Consolidated Statements of Income.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS

Net income as determined in accordance with statutory accounting practices for us was $229 million, $544 million and $310 million for 2006, 2005 and 2004, respectively. Statutory surplus as determined in accordance with statutory accounting practices for us was $3.0 billion and $3.2 billion for December 31, 2006 and 2005, respectively.

The state of Indiana has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and affect our reported statutory surplus. We utilize the Indiana universal life method to calculate reserves for universal life policies, which increased statutory surplus by $227 million and $210 million at December 31, 2006 and 2005, respectively. We also use a permitted valuation interest rate on certain annuities, which decreased statutory surplus by $14 million and $15 million at December 31, 2006 and 2005, respectively.

We are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, we may pay dividends to LNC only from unassigned surplus, without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding twelve consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of (i) 10% of the insurer's policyholders' surplus, as shown on its last annual statement on file with the Commissioner or (ii) the insurer's statutory net gain from operations for the previous twelve months, but in no event to exceed statutory unassigned surplus. Indiana law gives Commissioner broad discretion to disapprove requests for dividends in excess of these limits.

We paid dividends of $350 million, $200 million and $150 million to LNC during 2006, 2005 and 2004, respectively, which did not require prior approval of the Commissioner. Based upon anticipated on-going positive statutory earnings and favorable credit markets, we expect that we could pay dividends of $301 million in 2007 without prior approval from the Commissioner.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the state of New York imposes upon authorized insurers. These include reserve requirements, which differ from Indiana's requirements.

The New York regulations require us to report more reserves to the state of New York. As a result, the level of statutory surplus that we report to New York is less than the statutory surplus reported to Indiana and the National Association of Insurance Commissioners. If New York requires us to maintain a higher level of capital to remain an accredited reinsurer in New York, our ability to pay dividends could be constrained. However, we do not expect that our ability to pay dividends during 2007 will be constrained as a result of our status in New York.

REINSURANCE CONTINGENCIES

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. We obtain reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of our principal reinsurers. Swiss Re Life & Health America, Inc. ("Swiss Re") represents our largest reinsurance exposure. In 2001, Swiss Re acquired our reinsurance operation and personal accident business through indemnity reinsurance transactions. We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as deferred gain in the liability section of our Consolidated Balance Sheets in accordance with the requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"). The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years. During 2006 and 2005 we amortized $49 million after-tax ($76 million pre-tax) per year and in 2004 we amortized $57 million after-tax ($87 million pre-tax) of deferred gain on the sale of the reinsurance operation. In the third quarter of 2004, we adjusted the deferred gain up by $77 million. As a result, the amortization of the deferred gain in 2004 included an adjustment upward of $9 million after-tax.

Because of ongoing uncertainty related to personal accident business, the reserves related to these exited business lines carried on our balance sheet at December 31, 2006 may ultimately prove to be either excessive or deficient. For instance, in the event that future developments indicate that these reserves should be increased, under SFAS 113 we would record a current period non-cash charge to record the increase in reserves. Because Swiss Re is responsible for paying the underlying claims to the ceding companies, we would record a corresponding increase in reinsurance recoverable from Swiss Re. However, SFAS 113 does not permit us to take the full benefit in earnings for the recording of the increase in the reinsurance recoverable in the period of the change. Rather, we would increase the deferred gain recognized upon the closing of the indemnity reinsurance transaction with Swiss Re and would report a cumulative amortization "catch-up" adjustment to the deferred gain balance as increased earnings recognized in the period of change. Any amount of additional increase to the deferred gain above the cumulative amortization "catch-up" adjustment must continue to be deferred and will be amortized into income in future periods over the remaining period of expected run-off of the underlying business. We would transfer no cash to Swiss Re as a result of these developments.

Accordingly, even though we have no continuing underwriting risk, and no cash would be transferred to Swiss Re, in the event that future developments indicate our December 31, 2006 personal accident reserves are deficient or redundant, SFAS 113 requires us to adjust earnings in the period of change, with only a partial offset to earnings for the cumulative deferred gain amortization adjustment in the period of change. The remaining amount of increased gain would be amortized into earnings over the remaining run-off period of the underlying business.

Because we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured contracts remain on our Consolidated Balance Sheets with a corresponding reinsurance receivable from the business sold to Swiss Re, which totaled $3.8 billion at December 31, 2006, and is included in amounts recoverable from reinsurers. Swiss Re has funded a trust, with a balance of $1.9 billion at December 31, 2006, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our liabilities for funds withheld and embedded derivative liabilities at December 31, 2006 included $1.8 billion and $0.2 billion, respectively, related to the business reinsured by Swiss Re.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, we have received inquiries including requests for information and/or subpoenas from various authorities including the SEC, National Association of Securities Dealers ("NASD"), and the New York Attorney General. We are in the process of responding to, and in some cases have settled or are in the process of settling, certain of these inquiries. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. Our management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect our consolidated financial position.

LEASES

We lease our Fort Wayne, Indiana home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide us with the right of the first refusal to purchase the properties during the terms of the lease, including renewal periods, at a price defined in the agreements. We also have the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods. In 2006, we exercised the right and option to extend the lease for two extended terms such that the lease shall expire in 2019. We retain our right and option to exercise the remaining options for extended terms of five years each in accordance with the lease agreement.

Total rental expense on operating leases in 2006, 2005 and 2004 was $47 million, $55 million and $55 million, respectively. Future minimum rental commitments are as follows (in millions):

2007-$45
2008-$40
2009-$28
2010-$17
2011-$13
Thereafter-$40

INFORMATION TECHNOLOGY COMMITMENT

In February 1998, we signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. In February 2004, we renegotiated and extended the contract through February 2010. Annual costs are dependent on usage but are expected to range from $45 million to $50 million.

INSURANCE CEDED AND ASSUMED

Our insurance companies cede insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance to limit its liabilities. We reinsure approximately 85% to 90% of the mortality risk on newly issued non-term life insurance contracts and approximately 45% to 50% of total mortality risk including term insurance contracts. Our policy is to retain no more than $5 million on a single insured life issued on fixed and variable universal life insurance contracts. Additionally, the retention per single insured life for term life insurance and for Corporate Owned Life Insurance (COLI) is $1 million and $2 million, respectively. Beginning in September 2005, we changed our reinsurance program for our primary term products from coinsurance to renewable term and from 90% to 80% on a first dollar quota share basis. In January 2006, we changed this program from 80% first dollar quota share to an excess of retention program.

Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. At December 31, 2006, the reserves associated with these reinsurance arrangements totaled $1.8 billion. To cover products other than life insurance, we acquire other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see
Note 5). Our insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

See "Reinsurance Contingencies" above for a discussion of our reinsurance business sold to Swiss Re.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, we did not have a material concentration of financial instruments in a single investee or industry. Our investments in mortgage loans principally involve commercial real estate. At December 31, 2006, 34% of such mortgages, or $1.2 billion, involved properties located in California,

Pennsylvania and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $28 million. Also at December 31, 2006, we did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial position.

Although we do not have any significant concentration of customers, our American Legacy Variable Annuity product offered in our Individual Markets Annuities segment is significant to this segment. The American Legacy Variable Annuity product accounted for 49%, 48% and 45% of Individual Markets Annuities deposits in 2006, 2005 and 2004, respectively and represented approximately 67% of our total Individual Markets Annuities variable annuity product account values at December 31, 2006, 2005 and 2004. In addition, fund choices for certain of our other variable annuity products offered in our Individual Markets Individual Annuity segment include American Fund Insurance Seriessm ("AFIS") funds. For the Individual Markets Individual Annuity segment, AFIS funds accounted for 60%, 57% and 56% of variable annuity product deposits in 2006, 2005 and 2004 respectively and represented 57%, 52% and 51% of the segment's total variable annuity product account values at December 31, 2006, 2005 and 2004, respectively.

OTHER CONTINGENCY MATTERS

We are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting our consolidated financial position.

We have pursued claims with our liability insurance carriers for reimbursement of certain costs incurred in connection with a class action settlement involving the sale of our non-variable universal life and participating whole life policies issued between January 1, 1981 and December 31, 1998, and the settlement of claims and litigation brought by owners that opted out of the class action settlement. During the fourth quarter of 2002, we settled our claims against three liability carriers on a favorable basis, and settled our claims against a fourth liability insurance carrier on a favorable basis in 2004.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions.

GUARANTEES

We have guarantees with off-balance-sheet risks having contractual values of $3 million and $4 million at December 31, 2006 and 2005, respectively, whose contractual amounts represent credit exposure.

Certain of our subsidiaries have sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. In case of default on the mortgage loans, we have recourse to underlying real estate. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to us. These guarantees expire in 2009.

DERIVATIVE INSTRUMENTS

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. We assess these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of our interest rate risk management strategy include interest rate swaps and interest rate caps. Derivative instruments that are used as part of our foreign currency risk management strategy include foreign currency swaps. Call options on LNC stock are used as part of our equity market risk management strategy. We also use credit default swaps as part of our credit risk management strategy.

By using derivative instruments, we are exposed to credit risk (our counterparty fails to make payment) and market risk (the value of the instrument falls and we are required to make a payment). When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes us and, therefore, creates a credit risk for us equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is negative, this generally indicates we owe the counterparty and therefore we have no credit risk, but have been affected by market risk. We minimize the credit risk in derivative instruments by entering into transactions with high quality counterparties with minimum credit ratings that are reviewed regularly by us, by limiting the amount of credit exposure to any one counterparty, and by requiring certain counterparties to post collateral if our credit risk exceeds certain limits. We also maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We do not believe that the credit or market risks associated with derivative instruments are material to any insurance subsidiary or the Company.

We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we have agreed to maintain certain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2. A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring us to post collateral upon significant downgrade. We are required to maintain long-term senior debt ratings above S&P BBB and Moody's Baa3. We also require for our own protection minimum rating standards for counterparty credit protection. We are required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. We do not believe the inclusion of termination or collateralization events pose any material threat to our liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. We manage the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

Our derivative instruments are monitored by our risk management committee as part of that committee's oversight of our derivative activities. Our derivative instruments committee is responsible for implementing various hedging strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into our overall risk management strategies.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                                     ASSETS (LIABILITIES)
                                                   NOTIONAL OR CONTRACT AMOUNTS   CARRYING VALUE/FAIR VALUE
                                                   ----------------------------   -------------------------
                                                           2006     2005                 2006    2005
                                                          ------   ------               -----   -----
                                                                         (IN MILLIONS)
                                                   --------------------------------------------------------
Interest rate derivative instruments:
   Interest rate cap agreements                           $5,950   $5,450               $   3   $   5
   Interest rate swap agreements                             563      463                   4       9
                                                          ------   ------               -----   -----
      Total interest rate derivative instruments           6,513    5,913                   7      14
                                                          ======   ======               =====   =====
Foreign currency derivative instruments:
   Foreign currency swaps                                     86       58                  (7)     (5)
Credit derivative instruments:
   Credit default swaps                                       20       20                  --      --
Equity indexed derivative instruments:
   Call options (based on LNC stock)                           1        1                  22      16
   Embedded derivatives per SFAS 133                          --       --                (139)   (268)
                                                          ------   ------               -----   -----
      Total derivative instruments *                      $6,620   $5,992               $(117)  $(243)
                                                          ======   ======               =====   =====

----------
* Total derivative instruments for 2006 are composed of an asset of $49 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:

                                 INTEREST RATE    INTEREST RATE    FOREIGN CURRENCY
                                CAP AGREEMENTS   SWAP AGREEMENTS    SWAP AGREEMENTS
                               ---------------   ---------------   ---------------
                                2006     2005       2006   2005      2006   2005
                               ------   ------     -----   ----      ----   ----
                                                   (IN MILLIONS)
                               ---------------------------------------------------
Balance at beginning-of-year   $5,450   $4,000     $ 463   $446       $58   $ 42
New contracts                     750    1,450       130     37        30     30
Terminations and maturities      (250)      --       (30)   (20)       (2)   (14)
                               ------   ------     -----   ----       ---   ----
   Balance at end-of-year      $5,950   $5,450     $ 563   $463       $86   $ 58
                               ======   ======     =====   ====       ===   ====

                               CREDIT DEFAULT       CALL OPTIONS
                                    SWAPS       (BASED ON LNC STOCK)
                               --------------   --------------------
                                           (IN MILLIONS)
                               -------------------------------------
                                 2006   2005         2006   2005
                                 ----   ----         ----   ----
Balance at beginning-of-year     $ 20   $ 13          $ 1    $ 1
New contracts                      10     20           --     --
Terminations and maturities       (10)  $(13)          --     --
                                  ---   ----          ---    ---
   Balance at end-of-year        $ 20   $ 20          $ 1    $ 1
                                 ====   ====          ===    ===

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and derivative instruments that were not designated as hedging instruments. We did not have derivative instruments that were designated as fair value hedges or hedges of a net investment in a foreign operation. See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. For the years ended December 31, 2006, 2005 and 2004, we recognized after tax after-DAC net losses of $1 million, $0 and $7 million, respectively, in net income as a component of realized investment gains and losses. These losses relate to the ineffective portion of cash flow hedges, the change in market value for derivative instruments not designated as hedging instruments, and the gain (loss) on swap terminations. For the years ended December 31, 2006, 2005 and 2004, we recognized after-tax after-DAC losses of $16 million, $7 million and $10 million, respectively, in OCI related to the change in market value on derivative instruments that are designated and qualify as cash flow hedges.

DERIVATIVE INSTRUMENTS DESIGNATED IN CASH FLOW HEDGES

INTEREST RATE SWAP AGREEMENTS.

We use interest rate swap agreements to hedge our exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. We are required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income. Gains (losses) on interest rate swaps hedging interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued.

We also use interest rate swap agreements to hedge our exposure to interest rate fluctuations related to the forecasted purchase of assets for certain investment portfolios. The gains (losses) resulting from the swap agreements are recorded in OCI. The gains (losses) are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased. As of December 31, 2006, there were no interest rate swaps hedging forecasted asset purchases.

FOREIGN CURRENCY SWAPS.

We use foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Gains (losses) on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The foreign currency swaps expire in 2014 through 2016.

CALL OPTIONS ON LNC STOCK.

We use call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights ("SARs") granted to our agents on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number of contracts. Call options hedging vested SARs are not eligible for hedge accounting and both are marked to market through net income. Call options hedging nonvested SARs are eligible for hedge accounting and are accounted for as cash flow hedges of the forecasted vesting of SAR liabilities. To the extent that the cash flow hedges are effective, changes in the fair value of the call options are recorded in accumulated OCI. Amounts recorded in OCI are reclassified to net income upon vesting of SARs. Our call option positions will be maintained until such time the SARs are either exercised or expire and our SAR liabilities are extinguished. The SARs expire five years from the date of grant.

ALL OTHER DERIVATIVE INSTRUMENTS

We use various other derivative instruments for risk management and income generation purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by us for hedge accounting treatment. The gain or loss related to the change in market value for these derivative instruments is recognized in net income during the period of change (reported as realized gain (loss) on investments in the Consolidated Statements of Income except where otherwise noted below).

FORWARD STARTING INTEREST RATE SWAP AGREEMENTS.

We used a forward starting interest rate swap agreement to hedge our exposure to the forecasted sale of mortgage loans. We were required to pay the counterparty a predetermined fixed stream of payments, and in return, received payments based on a floating rate from the counterparty. The net receipts/payments from these interest rate swaps were recorded in realized gain (loss) on investments and derivative instruments. As of December 31, 2006, there were no forward starting interest rate swap agreements.

INTEREST RATE CAP AGREEMENTS.

The interest rate cap agreements, which expire in 2007 through 2011, entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of our interest rate cap agreement program is to provide a level of protection for our annuity line of business from the effect of rising interest rates. The interest rate cap agreements provide an economic hedge of the annuity line of business. However, the interest rate cap agreements are not linked to assets and liabilities on the balance sheet that meet the significantly increased level of specificity required under SFAS 133. Therefore, the interest rate cap agreements do not qualify for hedge accounting under SFAS 133.

SWAPTIONS.

Swaptions entitled us to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of our swaption program was to provide a level of protection for its annuity line of business from the effect of rising interest rates. The swaptions provided an economic hedge of the annuity line of business. However, the swaptions were not linked to specific assets and liabilities on the balance sheet that met the significantly increased level of specificity required under SFAS 133. Therefore, the swaptions did not qualify for hedge accounting under SFAS 133. At December 31, 2006, there were no outstanding swaptions.

CREDIT DEFAULT SWAPS.

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows us to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. We have no currently qualified credit default swaps for hedge accounting under SFAS 133, as amounts are insignificant. As of December 31, 2006, we had no outstanding purchased credit default swaps.

We also sell credit default swaps to offer credit protection to investors. The credit default swaps hedge the investor against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows the investor to put the bond back to us at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or restructuring. As of December 31, 2006, we had credit swaps with a notional amount of $20 million, which expire in 2010.

CALL OPTIONS ON LNC STOCK.

As discussed previously in the Cash Flow Hedges section above, we use call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted to our agents on LNC stock. Call options hedging vested SARs are not eligible for hedge accounting treatment under SFAS 133. Mark to market changes are recorded in net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN DEFERRED COMPENSATION PLAN.

We have certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked to market through net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN MODIFIED COINSURANCE AGREEMENTS WITH FUNDS WITHHELD ARRANGEMENTS.

We are involved in various Modco and CFW reinsurance arrangements that have embedded derivatives. The change in fair value of the embedded derivative, as well as the gains or losses on trading securities supporting these arrangements, flows through net income.

DERIVATIVE INSTRUMENT EMBEDDED IN VARIABLE ANNUITY PRODUCTS.

We have certain variable annuity products with GMWB and GIB features that are embedded derivatives. The change in fair value of the embedded derivatives flows through net income through the benefits line in the Consolidated Statements of Income.

DERIVATIVE INSTRUMENTS EMBEDDED IN AVAILABLE-FOR-SALE SECURITIES.

We own various debt securities that (a) contain call options to exchange the debt security for other specified securities of the borrower, usually common stock, or (b) contain call options to receive the return on equity-like indexes. The change in fair value of the embedded derivatives flows through net income. These embedded derivatives have not been qualified for hedge accounting treatment under SFAS 133.

We have used certain other derivative instruments in the past for hedging purposes. Although other derivative instruments may have been used in the past, derivative types that were not outstanding from January 1, 2005 through December 31, 2006 are not discussed in this disclosure.

ADDITIONAL DERIVATIVE INFORMATION.

Income other than realized gains and losses for the agreements and contracts described above amounted to $13 million, $14 million and $26 million in 2006, 2005 and 2004, respectively. The decrease in income from 2004 to 2005 was primarily because of decreased income on interest rate swaps.

We are exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, we do not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. At December 31, 2006, the exposure was $24 million.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of our financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE AND TRADING
SECURITIES.

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE.

The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or;
3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS.

The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

DERIVATIVE INSTRUMENTS.

We employ several different methods for determining the fair value of our derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices; 2) industry standard models that are commercially available; and 3) broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to determine the derivatives' current fair market value.

OTHER INVESTMENTS, AND CASH AND INVESTED CASH.

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS.

The balance sheet captions, "Insurance policy and claims reserves" and "Investment contract and policyholder funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance policy and claims reserves" and "Investment contract and policyholder funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor have we determined the fair value of such contracts. It is our position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about our shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. Along with other companies in the insurance industry, we are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

SHORT-TERM AND LONG-TERM DEBT.

Fair values for long-term debt issues are estimated using discounted cash flow analysis based on our current incremental borrowing rate for similar types of borrowing arrangements. For short-term debt, the carrying value approximates fair value.

GUARANTEES.

Our guarantees relate to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status of the debt, none of the loans are delinquent and the fair value liability for the guarantees related to mortgage loan pass-through certificates is insignificant.

INVESTMENT COMMITMENTS.

Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS.

We report assets held in separate accounts at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of our financial instruments are as follows:

                                               2006                  2005
                                       -------------------   --------------------
                                       CARRYING     FAIR     CARRYING      FAIR
                                         VALUE     VALUE       VALUE      VALUE
                                       --------   --------   --------   ---------
                                                      (IN MILLIONS)
                                       ------------------------------------------
Assets (liabilities):
Securities available-for-sale
   Fixed maturities                    $ 31,840   $ 31,840   $ 32,245   $ 32,245
   Equity                                   203        203        101        101
Trading securities                        2,820      2,820      2,985      2,985
Mortgage loans on real estate             3,571      3,687      3,662      3,859
Policy loans                              1,898      2,044      1,858      2,004
Derivatives Instruments *                  (117)      (117)      (243)      (243)
Other investments                           657        657        423        423
Cash and invested cash                    1,308      1,308      1,962      1,962
Investment type insurance contracts:
   Deposit contracts and certain
      guaranteed interest contracts     (20,233)   (20,235)   (21,270)   (21,273)
   Remaining guaranteed interest and
      similar contracts                     (12)       (12)       (13)       (13)
Short-term debt                             (21)       (21)       (34)       (34)
Long-term debt                           (1,390)    (1,345)    (1,250)    (1,325)
Guarantees                                   --         --         --         --
Investment commitments                       --         (2)        --         --

----------
* Total derivative instruments for 2006 are composed of an asset of $49 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of DAC of $304 million and $383 million, respectively, excluding adjustments for DAC applicable to changes in fair value of securities. The carrying values of these contracts are stated net of DAC so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments, which included those of LNL to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the United States. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through the Retirement Products segment, which consists of its Defined Contribution business. Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have Other Operations which includes the financial data for operations that are not directly related to the business segments, unallocated corporate items (such as investment income on investments related to the amount of statutory surplus in our insurance subsidiaries that is not allocated to our business units and other corporate investments, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses) and the historical results of the former reinsurance segment, which was sold to Swiss Re in the fourth quarter of 2001, along with the ongoing amortization of deferred gain on the indemnity reinsurance portion of the transaction with Swiss Re.

Financial data by segment for 2004 through 2006 is as follows:

                                           2006     2005     2004
                                          ------   ------   ------
                                                (IN MILLIONS)
                                          ------------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
   Individual Annuities                   $1,428   $1,308   $1,278
   Life Insurance                          1,946    1,841    1,847
                                          ------   ------   ------
      Individual Markets  Total            3,374    3,149    3,125
                                          ------   ------   ------
   Employer Markets:
   Retirement Products                     1,212    1,168    1,125
                                          ------   ------   ------
      Employer Markets  Total              1,212    1,168    1,125
                                          ------   ------   ------
   Other Operations                          236      309      267
   Net realized investment results(1)          2      (16)     (45)
   Reserve development net of related
      amortization on business sold
      through reinsurance                      1        1        1
                                          ------   ------   ------
      Total                               $4,825   $4,611   $4,473
                                          ======   ======   ======
NET INCOME:
Segment Operating Income:
   Individual Markets:
   Individual Annuities                   $  265   $  197   $  169
   Life Insurance                            257      238      252
                                          ------   ------   ------
      Individual Markets  Total              522      435      421
                                          ------   ------   ------
   Employer Markets:
   Retirement Products                       226      206      181
                                          ------   ------   ------
      Employer Markets  Total                226      206      181
                                          ------   ------   ------
Other Operations                              (8)      12        9
Net realized investment results(2)             2      (10)     (29)
   Reserve development net of related
      amortization on business sold
      through reinsurance                      1        1        1
                                          ------   ------   ------
   Income before cumulative effect of
      accounting changes                     743      644      583
   Cumulative effect of accounting
      changes                                 --       --      (26)
                                          ------   ------   ------
Net Income                                $  743   $  644   $  557
                                          ======   ======   ======

----------
(1) Includes realized losses on investments of $2 million, $20 million and $47 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of less than $1 million, $(1) million and $(12) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $4 million, $5 million and $(1) million in 2006, 2005 and 2004, respectively; and gain on sale of subsidiaries/businesses of $14 million for 2004.

(2) Includes realized losses on investments of less than $1 million, $13 million and $21 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of $1 million, less than $(1) million and $(7) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $2 million, $3 million and $(1) million for 2006, 2005 and 2004, respectively.

                                 2006       2005
                               --------   --------
                                  (IN MILLIONS)
                               -------------------
ASSETS:
   Individual Annuities        $ 58,995   $ 48,250
   Life Insurance                24,238     21,795
   Retirement Products           34,218     33,478
   Other Operations               6,685      6,649
   Consolidating adjustments      1,932      3,882
                               --------   --------
Total                          $126,068   $114,054
                               ========   ========

12. SHAREHOLDER'S EQUITY

All of the 10 million authorized, issues and outstanding shares of $2.50 par value common stock of LNL are owned by LNC.

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                                          2006      2005
                                                        -------   -------
                                                          (IN MILLIONS)
                                                        -----------------
Fair value of securities  available-for-sale            $32,043   $32,346
Cost of securities  available-for-sale                   31,395    31,362
                                                        -------   -------
Unrealized gain                                             648       984
Adjustments to DAC and VOBA                                (175)     (266)
Amounts required to satisfy  policyholder commitments       (20)      (31)
Foreign currency exchange  rate adjustment                   28        16
Deferred income taxes                                      (166)     (251)
                                                        -------   -------
Net unrealized gain on  securities available-for-sale   $   315   $   452
                                                        =======   =======

Adjustments to DAC and VOBA and amounts required to satisfy policyholder commitments are netted against the DAC and VOBA asset line and included within the insurance policy and claim reserve line on the Consolidated Balance Sheets, respectively.

Details underlying the change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment shown on the Consolidated Statements of Shareholder's Equity are as follows:

                                                  2006    2005   2004
                                                 -----   -----   ----
                                                     (IN MILLIONS)
                                                 --------------------
Unrealized gains (losses) on securities
   available-for-sale arising during the year    $(157)  $(479)  $116
Less: Reclassification adjustment for gains
   on disposals of prior year inventory
   included in net income(1)                        65      39     82
Less: Federal income tax expense (benefit) on
   reclassification                                (85)   (189)    11
                                                 -----   -----   ----
Net unrealized gain (loss) on securities
   available-for-sale, net of
   reclassifications and federal income tax
   expense (benefit)                             $(137)  $(329)  $ 23
                                                 =====   =====   ====

(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to DAC and VOBA and amounts required to satisfy policyholder commitments.

The net unrealized gain (loss) on derivative instruments component of other comprehensive income shown on the Consolidated Statements of Shareholder's Equity is net of Federal income tax expense (benefit) of $3 million, $5 million, $3 million for 2006, 2005, 2004 respectively, and net of adjustments to DAC and VOBA of less than $1 million, $(7) million, $(8) million for 2006, 2005, 2004 respectively.

13. RESTRUCTURING CHARGES

The following provides details on our restructuring charges. All restructuring charges recorded by us are included in underwriting, acquisition, insurance and other expenses on the Consolidated Statements of IncomeConsolidated Statements of Income in the year incurred and are included in the Other Operations segment.

2006 RESTRUCTURING PLAN

Upon completion of LNC's merger with Jefferson-Pilot, a restructuring plan was implemented relating to the integration of LNC's legacy operations with those of Jefferson-Pilot. The realignment will enhance productivity, efficiency and scalability while positioning LNC and its affiliates for future growth.

The following details LNL's restructuring charges associated with this integration plan:

                                                     TOTAL
                                                 -------------
                                                 (IN MILLIONS)
                                                 -------------
Amounts incurred in 2006
   Employee severance and termination benefits        $12
   Abandoned office space                               1
                                                      ---
   Total 2006 restructuring charges                    13
Amounts expended in 2006
Restructuring reserve at December 31, 2006             (6)
                                                      ---
                                                      $ 7
                                                      ===
Additional amounts expended that do not
   qualify as restructuring charges                   $14

Expected completion date                          4th Quarter
                                                      2009

2005 RESTRUCTURING PLAN

During May 2005, LFA implemented a restructuring plan to realign its field management and financial planning support areas. Total pre-tax restructuring charges incurred during 2005 were $7 million. These charges, which are included in Other Operations, included employee severance and termination benefits of $4 million and rent on abandoned office space of $3 million. The remaining reserves totaled $1 million at December 31, 2006. The plan was completed by year end 2006, except for lease payments on vacated space which run through 2008.

2003 RESTRUCTURING PLANS

In January 2003, we realigned the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning us for future growth. In February 2003, we announced plans to consolidate our fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, we announced that we were combining our retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, we announced additional realignment activities.

The total pre-tax restructuring charges recorded in 2005 and 2004 were $23 million and $20 million, respectively. Pre-tax amounts reversed in restructuring charges in 2006 and 2004 were $1 million in each year. Additional pre-tax amounts expended that do not qualify as restructuring charges in 2005 and 2004 were $7 million and $15 million, respectively. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

Cash and short-term investments at December 31, 2006 and 2005 include our participation in a cash management agreement with LNC of $389 million and $227 million, respectively. Related investment income was $14 million, $6 million and $3 million in 2006, 2005 and 2004, respectively. Short-term debt represents notes payable to LNC of $21 million and $34 million at December 31, 2006 and 2005, respectively. Total interest expense for this short-term debt was $1 million per year in 2006, 2005 and 2004. As shown in Note 5, LNC supplied funding to us totaling $1.390 billion in 2006 and $1.250 billion in 2005, in exchange for notes. The interest expense on these notes was $78 million per year in 2006, 2005 and 2004.

A transfer pricing arrangement is in place between LFD and Delaware Management Holdings, Inc. ("DMH") related to the wholesaling of DMH's investment products. As a result, we received fees of $36 million, $41 million, and $32 million from DMH for transfer pricing in 2006, 2005, and 2004. We also received fees of $4 million in 2006, from the Jefferson-Pilot Companies, for distributing Variable Universal Life products.

We paid fees of $57 million, $72 million and $79 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

We provide services to and receive services from affiliated companies plus we receive an allocation of corporate overhead from LNC. This allocation is based on a calculation that utilizes income and equity of the business units. These activities with affiliated companies resulted in net payments of $59 million, $122 million and $101 million in 2006, 2005 and 2004, respectively.

We cede and accept reinsurance from affiliated companies. As discussed in Note 6, we cede certain Guaranteed Benefit risks (including certain GMDB and all GMWB benefits) to LNR Barbados. We also cede certain risks for certain UL policies, which resulted from recent actuarial reserving guidelines, to LNR Barbados. As of December 31, 2006, 2005 and 2004, all of these transactions are between us and LNR Barbados and us and Lincoln Assurance Limited, an affiliated life insurance company. Premiums in the accompanying Consolidated Statements of Income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                                         2006    2005    2004
                                        -----   -----   -----
                                            (IN MILLIONS)
                                        ---------------------
Insurance assumed                       $  25   $  --   $  --
Insurance ceded                          (238)   (219)   (116)
                                        -----   -----   -----
   Net reinsurance premiums and fees    $(213)  $(219)  $(116)
                                        =====   =====   =====

The Consolidated Balance Sheets include reinsurance balances with affiliated companies as follows:

                                                                 2006    2005
                                                                 ----   ------
                                                                 (IN MILLIONS)
                                                                 -------------
Future policy benefits and claims assumed                        $141   $    3
Future policy benefits and claims ceded                           951    1,052
Amounts recoverable from reinsurers on paid and unpaid losses      16       16
Reinsurance payable on paid losses                                 11        3
Funds held under reinsurance  treaties-net liability              702      718

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary on letters of credit aggregating $1,153 million and $751 million at December 31, 2006 and 2005, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement, and are guaranteed by LNC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying consolidated balance sheets of The Lincoln National Life Insurance Company ("Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans. Also, as discussed in Note 2 to the financial statements, in 2004 the Corporation changed its method of accounting for certain non-traditional long-duration contracts and for separate accounts.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 19, 2007

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements.

          Included in Part B of the Registration Statement are the following financial statements of the Variable Account:

               Statements of Assets and Liabilities - December 31, 2006

               Statement of Operations - Year Ended December 31, 2006

               Statements of Changes in Net Assets - Years Ended December 31, 2006 and 2005

               Notes to Financial Statements - December 31, 2006

               Report of Independent Registered Public Accounting Firm

          Included in Part B of the Registration Statement are the following financial statements of the former Jefferson-Pilot Life Insurance
          Company:

               Balance Sheets - Years ended December 31, 2006 and 2005

               Statements of Income - Years Ended December 31, 2006, 2005, and 2004

               Statements of Stockholder's Equity - Years Ended December 31, 2006, 2005, and 2004

               Statements of Cash Flows - Years Ended December 31, 2006, 2005, and 2004

               Notes to Financial Statements - December 31, 2006

               Report of Independent Registered Public Accounting Firm

          Included in Part B of the Registration Statement are the following financial statements of The Lincoln National Life Insurance Company:

               Balance Sheets - Years ended December 31, 2006 and 2005

               Statements of Income - Years ended December 31, 2006, 2005, and 2004

               Statements of Stockholder's Equity - Years ended December 31, 2006, 2005, and 2004

               Statements of Cash Flows - Years ended December 31, 2006, 2005, and 2004

               Notes to Financial Statements - December 31, 2006

               Report of Independent Registered Public Accounting Firm

          Included in Part B of the Registration Statement are the following supplemental consolidated financial statements of the Lincoln National Life Insurance Company reflecting the combination of Jefferson-Pilot Life Insurance Company and The Lincoln National Life Insurance
          Company:

               Balance Sheets - Years ended December 31, 2006 and 2005

               Statements of Income - Years ended December 31, 2006, 2005, and 2004

               Statements of Stockholder's Equity - Years ended December 31, 2006, 2005, and 2004

               Statements of Cash Flows - Years ended December 31, 2006, 2005, and 2004

               Notes to Supplemental Consolidated Financial Statements - December 31, 2006

               Report of Independent Registered Public Accounting Firm

(b)  Exhibits.

(1) Resolution of the Board of Directors of Depositor authorizing the establishment of Registrant. (incorporated by reference to the Form N-4 registration statement of Jefferson-Pilot Separate Account A, (the "Registrant") filed with the Securities and Exchange Commission (the "Commission")) (File No. 33-11084).

(2)  None

(3) Distribution Agreement between the Registrant and Jefferson-Pilot Investor Services, Inc., dated June 29, 1994 (incorporated by reference to the Registrant's Form N-4 registration statement filed with the Commission on July 1, 1994.) (File No. 33-11064).

(4)   (a)   Form of variable annuity contract ("AlphaFLEX"). (incorporated by reference to the Registrant's Form N-4 registration statement filed with the Commission on July 1, 1994.) (File No. 33-11084).

      (b) Form of variable annuity contract ("Alpha"). (incorporated by reference to the Registrant's Form N-4 registration statement filed with the Commission on July 1, 1994.) (File No. 33-11084).

(5) Form of application used with variable annuity (incorporated by reference to the Registrant's Form N-4 registration statement filed with the Commission on July 1, 1994.) (File No. 33-11084).

(6)   (a)   Articles of Incorporation of The Lincoln National Life Insurance
            Company. (incorporated by reference to the Registrant's Registration
            Statement on Form N-4 (File No. 33-27783) filed on December 5,
            1996.)

      (b) Bylaws of The Lincoln National Life Insurance Company Articles of Incorporation. (incorporated by reference to the Registrant's Registration Statement on Form N-4 (File No. 33-27783) filed on December 5, 1996.)

(7)  None.

(8)   (a)   Participation Agreement Among Variable Insurance Products Fund,
            Fidelity Distributors Corporation and Jefferson-Pilot Life Insurance
            Company. (incorporated by reference to the Registrant's Form N-4 registration statement filed with the Commission on July 1, 1994.)
            (File No. 33-11084).

      (b) Form of Participation Agreement Among Variable Insurance Products Fund, II, Fidelity Distributors Corporation and Jefferson-Pilot Life Insurance Company. (incorporated by reference to the Registrant's Form N-4 registration statement filed with the Commission on July 1,1994.) (File No. 33-11084).

      (c) Form of Participation Agreement Among MFS Variable Insurance Trust, Jefferson-Pilot Life Insurance Company and Massachusetts Financial Services Company. (incorporated by reference to the Registrant's Form N-4 registration statement filed with the Commission on May 3,1996.) (File No. 33-11084).

      (d) Form of Participation Agreement Among The Alger American Fund, Jefferson-Pilot Life Insurance Company and Fred Alger and Company, Incorporated. (incorporated by reference to the Registrant's Form N-4 registration statement filed with the Commission on May 3,1996.) (File No. 33-11084).

(9)  Consent and Opinion of Counsel. (filed herewith).

(10) Consent of Independent Registered Public Accounting Firm. (filed herewith).

(11) None.

(12) None.

(13) Schedule of Computation of Performance (incorporated by reference to the Registrant's Form N-4 registration statement filed with the Commission on May 2, 1997) (File No. 33-11084).

ITEM 25. DIRECTORS AND OFFICERS OF DEPOSITOR AS OF APRIL 2, 2007

NAME                         POSITIONS AND OFFICES WITH DEPOSITOR

Frederick J. Crawford**      Chief Financial Officer and Director
Christine S. Frederick ***   Vice President and Chief Compliance Officer

Dennis R. Glass**            President and Director
Mark E. Konen*****           Senior Vice President and Director
Barbara S. Kowalczyk**       Director
See Yeng Quek****            Senior Vice President, Chief Investment
                                Officer and Director
Dennis L. Schoff**           Senior Vice President and General Counsel
Michael S. Smith*            Senior Vice President and Chief Risk Officer
Rise C. M. Taylor*           Vice President and Treasurer
Westley V. Thompson***       Senior Vice President and Director
C. Suzanne Womack**          Secretary and Second Vice President

* Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506

** Principal business address is Center Square West Tower, 1500 Market Street, Suite 3900, Philadelphia, PA 19102-2112

***   Principal business address is 350 Church Street, Hartford, CT 06103

**** Principal business address is One Commerce Square, 2005 Market Street, 39th Floor, Philadelphia, PA 19103-3682

***** Principal business address is 100 North Greene Street, Greensboro, NC
      27401

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System. (Incorporated by reference to Lincoln Life & Annuity Company of New York Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 filed with the Commission on March 30, 2007) (File No. 33-77496).

ITEM 27. NUMBER OF CONTRACT HOLDERS

As of March 27, 1998, the number of contract owners of these qualified contracts of Jefferson-Pilot Separate Account A was 3,020 and on that same date the number of contract holders of these non-qualified contracts of Jefferson-Pilot Separate Account A was 1,205.

ITEM 28. INDEMNIFICATION

In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

The By-laws of the Distributor, Jefferson Pilot Variable Corporation, provide that the corporation will indemnify a director, officer, employee or agent of the corporation to the full extent of North Carolina law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Jefferson-Pilot Variable Corporation also acts as principal underwriter for the following:

     - Jefferson Pilot Variable Annuity Separate Account and Jefferson Pilot Variable Annuity Separate Account II, of Jefferson Pilot Financial Insurance Company

     -    JPF Separate Account A of Jefferson Pilot Financial Insurance Company

     -    JPF Separate Account C of Jefferson Pilot Financial Insurance Company

     -    JPF Separate Account B of Jefferson Pilot LifeAmerica Insurance
          Company

     -    JPF Separate Account D of Jefferson Pilot LifeAmerica Insurance
          Company

     -    Jefferson Pilot Variable Fund, Inc.

(b) Following are the officers and directors of JPVC. The principal business address of each of the officers and directors listed below is One Granite Place, Post Office Box 515, Concord, New Hampshire 03301.

OFFICERS

David K. Booth           President
David Armstrong          Vice President
Christine S. Frederick   Vice President & Chief Compliance Officer
Craig D. Moreshead       Secretary

John A. Weston           Treasurer & Chief Financial Officer
Lisa S. Clifford         Assistant Vice President
Donna M. Wilbur          Assistant Treasurer

BOARD OF DIRECTORS
David K. Booth
Charles C. Cornelio
Carol R. Hardiman

(c)

          (1)            (2)             (3)            (4)            (5)
        NAME OF         NET          COMPENSATION    BROKERAGE     COMPENSATION
       PRINCIPAL    UNDERWRITING    ON REDEMPTION   COMMISSIONS
      UNDERWRITER   DISCOUNTS AND
                    COMMISSIONS

2006  Jefferson Pilot     $0            $0            $528,208         $0
      Variable
      Corporation

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

Accounts and records required by the 1940 Act and the rules promulgated thereunder are maintained at 100 North Greene Street, Greensboro, North Carolina 27401 and One Granite Place, Concord, New Hampshire 03301.

ITEM 31. MANAGEMENT SERVICES

None

ITEM 32. UNDERTAKINGS

Registrant hereby represents that a no-action letter issued by the Commission staff to the American Council of Life Insurance, available November 22, 1988, is being relied upon and the provisions of paragraphs numbered (1) - (4) of that letter have been complied with.

(a)  Not Applicable.

(b)  Not Applicable.

(c)  Not Applicable.

(d) Jefferson-Pilot Life Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Jefferson-Pilot Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Concord, and State of New Hampshire on this 2nd day of April, 2007.


                                        LINCOLN LIFE VARIABLE ANNUITY SEPARATE
                                        ACCOUNT JL-A (Registrant)


                                        By: /s/ Christine S. Frederick
                                            ------------------------------------

                                            ------------------------------------
                                            Vice President and Chief Compliance
                                            Officer
                                            The Lincoln National Life Insurance
                                            Company


                                        THE LINCOLN NATIONAL LIFE INSURANCE
                                        COMPANY
                                        (Depositor)


                                        By: /s/ Christine S. Frederick
                                            ------------------------------------

                                            ------------------------------------
                                            Vice President,
                                            The Lincoln National Life Insurance
                                            Company

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                                TITLE
---------                                                -----


/s/ Dennis R. Glass                     President and Director (Principal
-------------------------------------   Executive Officer)
Dennis Glass


/s/ Frederick J. Crawford               Chief Financial Officer and Director
-------------------------------------   (Principal Financial Officer/Principal
Frederick J. Crawford                   Accounting Officer)


/s/ Mark E. Konen                       Senior Vice President and Director
------------------------------------
Mark E. Konen


/s/ Westley V. Thompson                 Senior Vice President and Director
-------------------------------------
Westley V. Thompson

/s/ Barbara S. Kowalczyk                Director
-------------------------------------
Barbara S. Kowalczyk


/s/ See Yeng Quek                       Senior Vice President and Director
-------------------------------------
See Yeng Quek


*By: /s/ Frederick C. Tedeschi          Pursuant to a Power of Attorney
     --------------------------------

     --------------------------------
     Attorney-in-Fact

                               POWER OF ATTORNEY

We, the undersigned directors and/or officers of The Lincoln National Life Insurance Company, hereby constitute and appoint Kelly D. Clevenger, Christine
S. Frederick, John L. Reizian, Robert L. Grubka, Brian A. Kroll and Frederick C. Tedeschi, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Initial Registration Statements; including exhibits, or other documents filed on Forms N-6 or N-4 or any successors to these Forms, filed with the Securities and Exchange Commission, under the Investment Company Act of 1940, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement as follows:

VARIABLE LIFE INSURANCE SEPARATE ACCOUNTS:
------------------------------------------
Lincoln Life Flexible Premium Variable Life Account D: 811-04592 Lincoln Life Flexible Premium Variable Life Account F: 811-05164 Lincoln Life Flexible Premium Variable Life Account G: 811-05585 Lincoln Life Flexible Premium Variable Life Account J: 811-08410 Lincoln Life Flexible Premium Variable Life Account K: 811-08412 Lincoln Life Flexible Premium Variable Life Account M: 811-08557 Lincoln Life Flexible Premium Variable Life Account R: 811-08579 Lincoln Life Flexible Premium Variable Life Account S: 811-09241 Lincoln Life Flexible Premium Variable Life Account Y: 811-21028

VARIABLE ANNUITY SEPARATE ACCOUNTS:
-----------------------------------
Lincoln National Variable Annuity Fund A: 811-01434
Lincoln National Variable Annuity Account C: 811-03214
Lincoln National Variable Annuity Account E: 811-04882
Lincoln National Variable Annuity Account H: 811-05721
Lincoln National Variable Annuity Account L: 811-07645
Lincoln Life Variable Annuity Account N: 811-08517
Lincoln Life Variable Annuity Account Q: 811-08569
Lincoln Life Variable Annuity Account T:  811-09855
Lincoln Life Variable Annuity Account W: 811-10231
Lincoln Life Variable Annuity Account JL-A: 811-2188

The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

SIGNATURE                                            TITLE
---------                                            -----

                                                        >

/s/ Dennis R. Glass
------------------------------                       President and Director
Dennis R. Glass                                      (Principal Executive Officer)


/s/ Frederick J. Crawford
------------------------------                       Chief Financial Officer and Director
Frederick J. Crawford                                (Principal Financial Officer)



------------------------------                       Senior Vice President and Director
Mark E. Konen


/s/ Barbara S. Kowalczyk
------------------------------                       Director
Barbara S. Kowalczyk


/s/ See Yeng Quek
------------------------------                       Senior Vice President, Chief Investment Officer and Director
See Yeng Quek


/s/ Westley V. Thompson
------------------------------                       Senior Vice President and Director
Westley V. Thompson



FOR DENNIS R. GLASS:

State of                   )
                           ) SS
County of                  )

Sworn and subscribed before me this 2nd day of April, 2007.

-----------------------------------
Notary Public
My Commission Expires:

FOR FREDERICK J. CRAWFORD:

State of                   )
                           ) SS
County of                  )

Sworn and subscribed before me this 2nd day of April, 2007.

-----------------------------------
Notary Public
My Commission Expires:

FOR MARK E. KONEN:

State of                   )
                           ) SS
County of                  )

Sworn and subscribed before me this day of 2007.

-----------------------------------
Notary Public
My Commission Expires:

FOR BARBARA S. KOWALCZYK:
------------------------

State of                   )
                           ) SS
County of                  )

Sworn and subscribed before me this 2nd day of April, 2007.

-----------------------------------
Notary Public
My Commission Expires:

FOR SEE YENG QUEK:
-----------------

State of                   )
                           ) SS
County of                  )

Sworn and subscribed before me this 2nd day of April, 2007.

-----------------------------------
Notary Public
My Commission Expires:

FOR WESTLEY V. THOMPSON:
-----------------------

State of                   )
                           ) SS
County of                  )

Sworn and subscribed before me this 2nd day of April, 2007.

------------------------------------
Notary Public
My Commission Expires:

                                  EXHIBIT INDEX

EXHIBIT                    DESCRIPTION OF
  NO.                         EXHIBIT
-------   ---------------------------------------------------
  (9)     Opinion of Counsel

  (10)    Consent of Independent Certified Public Accountants